Filed pursuant to Rule 253(g)(2)

File No. 024-11178

OFFERING CIRCULAR

DATED DECEMBER 7, 2020

Collectable Sports Assets, LLC

333 Westchester Avenue, Suite W2100

White Plains, NY 10604

914-372-7337

www.collectable.com

Best Efforts Offering of Series Membership Interests

Collectable Sports Assets, LLC, a Delaware series limited liability company (“we,” “us,” “our,” “CSA” or the “Company”) is offering, on a best efforts basis, a minimum (the “Total Minimum”) to a maximum (the “Total Maximum”) of membership interests of each of the series of the Company described below in the “Series Membership Interests Overview” and in the “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” section of this Offering Circular. The sale of membership interests is being facilitated by Dalmore Group, LLC (the “BOR” or “Dalmore”), a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA, which is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the BOR is registered as a broker-dealer. For the avoidance of doubt, the BOR does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors.

All of the series of the Company offered hereunder may collectively be referred to herein as the “Series” and each, individually, as a “Series”. The interests of all Series described above may collectively be referred to herein as the “Interests” and each, individually, as an “Interest” and the offerings of the Interests may collectively be referred to herein as the “Offerings” and each, individually, as an “Offering.” See “Description of the Interests Offered” for additional information regarding the Interests.

Each Offering is being conducted under Tier II of Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in Offering Circular format. The Company is not offering, and does not anticipate selling, Interests in any of the Offerings in any state where the BOR is not registered as a broker-dealer. The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital Private Securities Corporation, which is acting as the escrow agent (“Escrow Agent”), and will not be commingled with the operating account of the Series, until, if and when there is a Closing with respect to that Series. See “Plan of Distribution and Subscription Procedure” and “Description of Interests Offered” for additional information.

Series Membership Interests Overview		Price to Public	Underwriting Discounts & Commissions (1)(2)(3)	Number of Units	Proceeds to Issuer	Proceeds to other persons(4)

Series #RUTHGEHRIGBALL	Per Unit	$36.00	$0.36	--	--	--
	Total Minimum	$72,000	$1,720	2,000	$1,040	$69,240
	Total Maximum	$90,000	$1,900	2,500	$20,760	$69,240

Series #CURRYBASKET	Per Unit	$20.00	$0.20	--	--	--
	Total Minimum	$40,000	$1,400	2,000	$460	$38,140
	Total Maximum	$50,000	$1,500	2,500	$11,860	$38,140

Series #LEBRONROOKIE	Per Unit	$25.00	$0.25	--	--	--
	Total Minimum	$50,000	$1,500	2,000	$550	$47,950
	Total Maximum	$60,000	$1,600	2,400	$12,050	$47,950

Series #KAWHIBASKET	Per Unit	$30.00	$0.30	--	--	--
	Total Minimum (5)	$42,000	$1,420	1,400	$691	$39,890
	Total Maximum (5)	$50,000	$1,500	1,667	$10,111	$39,890

Series #MANTLEMINT1953	Per Unit	$25.00	.25	--		--
	Total Minimum (6)	$1,000,000	$10,520	40,000	$2,280	$987,200
	Total Maximum (6)	$1,200,000	$12,510	48,000	$200,290	$987,200

Series #JORDANPSA10	Per Unit	$10.00	$0.10	--	--	--
	Total Minimum	$100,000	$2,000	10,000	$1,000	$97,000
	Total Maximum	$120,000	$2,200	12,000	$20,800	$97,000

Series #COBBMINTE98	Per Unit	$35.00	$0.35	--	--	--
	Total Minimum	$350,000	$4,500	10,000	$2,700	$342,800
	Total Maximum	$385,000	$4,850	11,000	$37,350	$342,800

Series #LUKAROOKIE	Per Unit	$7.00	$0.07	--	--	--
	Total Minimum (7)	$154,000	$2,515	22,000	$1,635	$149,850
	Total Maximum (7)	$200,000	$2,975	28,571	$47,172	$149,850

Series #MAHOMESROOKIE	Per Unit	$15.00	$0.15	--	--	--
	Total Minimum (8)	$75,000	$1,734	5,000	$1,916	$71,350
	Total Maximum (8)	$112,500	$2,109	7,500	$39,041	$71,350

Series #MAGICBIRDDRJ	Per Unit	$80.00	$0.80	--	--	--
	Total Minimum	$352,000	$4,470	4,400	$930	$346,600
	Total Maximum	$360,000	$4,550	4,500	$8,850	$346,600

Series #JACKIEROBINSONAUTOBAT	Per Unit	$48.00	$0.48	--	--	--
	Total Minimum (9)	$48,000	$1,470	1,000	$680	$45,850
	Total Maximum (9)	$52,800	$1,518	1,100	$5,432	$45,850

Series #UNITAS1965JERSEY	Per Unit	$20.00	$0.20	--	--	--
	Total Minimum (10)	$103,000	$2,007	5,150	$1,143	$99,850
	Total Maximum (10)	$106,000	$2,037	5,300	$4,113	$99,850

Series #ALIWBCBELT	Per Unit	$10.00	$0.10	--	--	--
	Total Minimum (11)	$128,000	$2,234	12,800	$416	$125,350
	Total Maximum (11)	$135,000	$2,304	13,500	$7,346	$125,350

Series #CHAMBERLAINHSUNIFORM	Per Unit	$25.00	$0.25	--	--	--
	Total Minimum (12)	$165,000	$2,552	6,600	$1,098	$161,350
	Total Maximum (12)	$167,500	$2,577	6,700	$3,573	$161,350

Series #ALCINDORUCLAJACKET	Per Unit	$16.00	$0.16	--	--	--
	Total Minimum (13)	$116,000	$2,134	7,250	$516	$113,350
	Total Maximum (13)	$120,000	$2,174	7,500	$4,476	$113,350

Series #TROUTGLOVE	Per Unit	$20.00	$0.20	--	--	--
	Total Minimum	$322,000	$4,054	16,100	$9,596	$308,350
	Total Maximum	$326,000	$4,094	16,300	$13,556	$308,350

Series #55JACKIEROBINSONPSA10	Per Unit	$36.00	$0.36	--	--	--
	Total Minimum	$360,000	$4,372	10,000	$278	$355,350
	Total Maximum	$367,200	$4,444	10,200	$7,406	$355,350

Series #MOOKIEBETTSGLOVE	Per Unit	$20.00	$0.20	--	--	--
	Total Minimum	$64,000	$1,601	3,200	$149	$62,250
	Total Maximum	$65,000	$1,611	3,250	$1,139	$62,250

Series #LEBRONBLACKREFRACTOR	Per Unit	$10.00	$0.10	--	--	--
	Total Minimum	$138,000	$2,295	13,000	$355	$135,350
	Total Maximum	$140,000	$2,315	14,000	$2,355	$135,350

Series #LAMARJACKSONBASKET	Per Unit	$8.00	$0.08	--	--	--
	Total Minimum	$88,000	$1,868	11,000	$982	$85,150
	Total Maximum	$90,000	$1,888	11,250	$2,962	$85,150

Series #GIANNISRPA	Per Unit	$10.00	$0.10	--	--	--
	Total Minimum	$112,500	$2,055	11,250	$245	$110,200
	Total Maximum	$115,000	$2,080	11,500	$2,720	$110,200

Series #BRADYROOKIE	Per Unit	$10.00	$0.10	--	--	--
	Total Minimum	$56,500	$1,530	5,650	$120	$54,850
	Total Maximum	$58,000	$1,545	5,800	$1,605	$54,850

Series #1986WAX	Per Unit	$25.00	$0.25	--	--	--
	Total Minimum (14)	$139,000	$2,278	5,560	$122	$136,600
	Total Maximum (14)	$142,500	$2,313	5,700	$3,587	$136,600

Series #SEAVER1971PSA10	Per Unit	$25.00	$0.25	--	--	--
	Total Minimum (15)	$52,000	$1,486	2,080	$989	$49,525
	Total Maximum (15)	$52,500	$1,491	2,100	$1,484	$49,525

Series #GRETZKYOPEECHEE1979	Per Unit	$10.00	$.10	--	--	--
	Total Minimum	$67,000	$1,629	6,700	$371	$65,000
	Total Maximum	$68,000	$1,639	6,800	$1,361	$65,000

Series #ZIONRPABGS9	Per Unit	$20.00	$.20		--	--
	Total Minimum	$129,000	$2,236	6,450	$1,054	$125,710
	Total Maximum	$132,000	$2,266	6,600	$4,024	$125,710

Series #banks1954psa9	Per Unit	$25.00	$0.25	--	--	--
	Total Minimum	$87,000	$1,816	3,480	$1,184	$84,000
	Total Maximum	$90,000	$1,846	3,600	$4,154	$84,000

Series #mantle1952bowmanpsa8	Per Unit	$15.00	$0.15	--	--	--
	Total Minimum	$15,000	$1,143	1,000	$257	$13,600
	Total Maximum	$16,500	$1,158	1,100	$1,742	$13,600

Series #koufax1955psa8.5	Per Unit	$10.00	$0.10	--	--	--
	Total Minimum (16)	$23,000	$1,210	2,300	$240	$21,550
	Total Maximum (16)	$25,000	$1,230	2,500	$2,220	$21,550

Series #durantchromerefractorpsa10	Per Unit	$10.00	$0.10	--	--	--
	Total Minimum	$12,500	$1,118	1,250	$32	$11,350
	Total Maximum	$15,000	$1,143	1,500	$2,507	$11,350

Series # Giannisimmaculate	Per Unit	$20.00	$0.20	--	--	--
	Total Minimum	$67,000	$1,649	3,350	$201	$65,150
	Total Maximum	$70,000	$1,679	3,500	$3,171	$65,150

(1) Dalmore will be acting as a broker of record and entitled to a Brokerage Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Broker” and “– Fees and Expenses” for additional information.

(2) We expect to engage a firm to act either as a transfer agent or as custodian of interests and hold accounts for interest holders in connection with the Company’s offerings (either, a “Custodian”). It is anticipated that the Custodian will be entitled to a Custody Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Custodian” and “– Fees and Expenses” for additional information.

(3) No underwriter has been engaged in connection with the Offering (as defined below) and neither the BOR, nor any other entity, receives a finder’ fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests (as defined below).

(4) See “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS”. The Manager will purchase a 0.05% interest in each Series. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy any Total Minimum or for any other reason in order to close an Offering.

(5) Asset seller is obtaining interests in the Series based upon retaining 45% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $63,000 resulting in the Asset Seller receiving 945 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $70,350 (2,345 units) and a Total Maximum of $78,350 (2,612 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(6) Asset seller is obtaining interests in the Series based upon retaining 60% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $2,325,000 resulting in the Asset Seller receiving 55,800 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $2,395,000 (95,800 units) and a Total Maximum of $2,595,000 (103,800 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(7) Asset seller is obtaining interests in the Series based upon retaining 20% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $170,000 resulting in the Asset Seller receiving 4,857 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $188,000 (26,857 units) and a Total Maximum of $233,999 (33,428 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(8) Asset seller is obtaining interests in the Series based upon retaining 50% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $120,000 resulting in the Asset Seller receiving 4,000 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $135,000 (9,000 units) and a Total Maximum of $172,500 (11,500 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(9) Asset seller is obtaining interests in the Series based upon retaining 51% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $75,000 resulting in the Asset Seller receiving 797 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $86,250 (1,797 units) and a Total Maximum of $91,050 (1,897 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(10) Asset seller is obtaining interests in the Series based upon retaining 51% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $175,000 resulting in the Asset Seller receiving 4,463 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $192,260 (9,613 units) and a Total Maximum of $195,260 (9,763 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(11) Asset seller is obtaining interests in the Series based upon retaining 75% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $400,000 resulting in the Asset Seller receiving 30,000 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $428,000 (42,800 units) and a Total Maximum of $435,000 (43,500 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(12) Asset seller is obtaining interests in the Series based upon retaining 51% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $300,000, resulting in the Asset Seller receiving 6,120 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $318,000 (12,720 units) and a Total Maximum of $320,500 (12,820 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(13) Asset seller is obtaining interests in the Series based upon retaining 51% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $200,000, resulting in the Asset Seller receiving 6,375 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $218,000 (13,625 units) and a Total Maximum of $222,000 (13,875 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(14) Asset seller is obtaining interests in the Series based upon retaining 25% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $175,000, resulting in the Asset Seller receiving 1,750 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $182,750 (7,310 units) and a Total Maximum of $186,250 (7,450 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(15) Asset seller is obtaining interests in the Series based upon retaining 45% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $77,500, resulting in the Asset Seller receiving 1,395 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $86,875 (3,475 units) and a Total Maximum of $87,375 (3,495 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

(16) Asset seller is obtaining interests in the Series based upon retaining 40% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $32,000, resulting in the Asset Seller receiving 1,280 units for the retained interest. Valuing the seller’s interest using that valuation would result in a Total Minimum of $35,800 (3,580 units) and a Total Maximum of $37,800 (3,780 units). The table reflects only those Interests being offered to purchasers other than the asset seller.

The Company is managed by CS Asset Manager, LLC, a Delaware limited liability company (the “Manager”).

It is anticipated that the Company’s core business will be the identification, acquisition, marketing and management of memorabilia and collectible items, collectively referred to as “Memorabilia Assets” or the “Asset Class,” for the benefit of the investors. The Series assets referenced in the “Use of Proceeds and Description of Underlying Assets” section may be referred to herein, collectively, as the “Underlying Assets” or each, individually, as an “Underlying Asset.” Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential offering or the closing of an offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an “Asset Seller.” See “Description of the Business” for additional information regarding Asset Classes.

The Manager also will serve as the asset manager (the “Asset Manager”) for each Series of the Company and provides services to the Underlying Assets in accordance with each Series’ asset management agreement.

Interests represent an investment in a particular Series and thus indirectly the Underlying Asset and do not represent an investment in the Company or the Manager generally. We do not anticipate that any Series will own any assets other than the Underlying Asset associated with that Series. However, we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale.

A purchaser of the Interests may be referred to herein as an “Investor” or “Interest Holder.” There will be a separate closing with respect to each Offering (each, a “Closing”). The Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted. If a Closing has not occurred, an Offering will be terminated upon the earlier of: (i) the date which is one year (which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion) from the date the Offering Circular or Amendment, as applicable, that is applicable to that Series is qualified by the U.S. Securities and Exchange Commission (the “Commission”); or (ii) any date on which the Manager elects to terminate the Offering for a particular Series in its sole discretion.

No securities are being offered by existing security-holders.

A purchase of Interests in a Series does not constitute an investment in either the Company or an Underlying Asset directly, or in any other Series of Interest. This results in Investors having limited voting rights, which are solely related to a particular Series, and are further limited by the Amended and Restated Limited Liability Company Agreement of the Company (as amended from time to time, the “Operating Agreement”), described further in this Offering Circular. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for “cause”. The Manager and the Asset Manager thus retain significant control over the management of the Company, each Series and the Underlying Assets. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Asset Manager will receive a fee in respect of its management of the Underlying Asset.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public or private market does develop, the market price could decline below the amount you paid for your Interests.

The Interests offered hereby involve a high degree of risk and are highly speculative in nature, and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved or that a secondary market would ever develop for the Interests, whether via third party registered broker-dealers or otherwise. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. See the “Risk Factors” section of the Offering Circular.

GENERALLY, NO SALE MAY BE MADE TO YOU IN ANY OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO HTTP://WWW.INVESTOR.GOV.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

TABLE OF CONTENTS

COLLECTABLE SPORTS ASSETS, LLC

EXHIBITS TO OFFERING CIRCULAR

1.	Amended and Restated Limited Liability Company Agreement (as amended to date)
2.	Form of Subscription Agreement
3.	Escrow Agreement

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager and each Series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated. These forward-looking statements are not guarantees of future performance and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Among such risks, trends and other uncertainties, which in some instances are beyond our control, are:

•	Our ability to identify genuine items of sports memorabilia and appropriately price and purchase them;

•	Our ability to develop and implement programs that will generate revenues from the assets that are acquired;

•	Our ability to monetize any assets that we acquire at an appropriate time;

•	The volatility of the sports memorabilia markets;

•	Our ability to manage the expenses associated with owning, insuring and maintaining the assets that we acquire;

•	The impact and duration of adverse conditions in certain aspects of the economy affecting the economy in general and the sports memorabilia business, in particular;

•	Competition; and

•	Other risks detailed from time to time in our publicly filed documents.

The list of risks and uncertainties set forth above is only a summary of what we believe are some of the most important factors and is not intended to be exhaustive. You should carefully review the risks and information contained in this Offering Circular and any accompanying supplement, including, without limitation, the “Risk Factors” section of this Offering Circular. New factors may also emerge from time to time that could materially and adversely affect us. All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. These forward-looking statements speak only as of the date of this Offering Circular or the date of any applicable supplement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Trademarks and Trade Names

From time to time, we own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Offering Circular may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Offering Circular is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this Offering Circular may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Additional Information

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with additional information or information different from that contained in this Offering Circular filed with the Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, certain Series of Interests only in jurisdictions where offers and sales are permitted. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in, any state or other jurisdiction in which such offer, solicitation or sale would be unlawful before registration or qualification of the offer and sale under the laws of such state or jurisdiction. The information contained in this Offering Circular is accurate only as of the date of this document, regardless of the time of delivery of this Offering Circular or any sale of a Series of Interests. Our business, financial condition, results of operations, and prospects may have changed since that date.

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein and, in the Exhibits, hereto. You should read the entire Offering Circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.” You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in the Interests. All references in this Offering Circular to “$” or “dollars” are to United States dollars.

The Company:	The Company is Collectable Sports Assets, LLC, a Delaware series limited liability company formed January 20, 2020.

Underlying Assets and Offering Price Per Interest:	It is anticipated that the Company’s core business will be the identification, acquisition, marketing and management of memorabilia and collectable items, the Memorabilia Asset, as the Underlying Assets of the Company. It is not anticipated that any Series would own any assets other than its respective Underlying Asset, plus cash reserves for maintenance, storage, insurance and other expenses pertaining to each Underlying Asset and amounts earned by each Series from the monetization of the Underlying Asset. The Underlying Asset for each Series that currently is being offered by this Offering Circular is described below and the Offering Price per Interest for each Series is detailed in the Use of Proceeds and Description of Underlying Assets section of this Offering Circular.

SERIES #RuthGehrigball
Sport	Baseball
Professional League	Major League Baseball
Player(s)	Babe Ruth & Lou Gehrig
Team	New York Yankees
Season	1933
Memorabilia Type	Signed baseball
Authentication	PSA/DNA (AH05008) / Beckett (A17335)
Grade	PSA/DNA 7.5 / Beckett (Ruth 8, Gehrig 7)

SERIES #CURRYBASKET
Sport	Basketball
Professional League	National Basketball Association
Player	Stephen Curry
Team	Golden State Warriors
Season	2009-2010
Memorabilia Type	Trading Cards (set of 3)
Manufacturer	Panini National Treasure and Topps
Card # in Set	(1) 64/99; (2) 1146; (3) not numbered
Total Cards in Set	(1) 99; (2) 2009; (3) not numbered
Subject	Stephen Curry
Authentication	(1) PSA 43276099; (2) SGC 4009679-010; (3) SGC 4009679-003
Grade	(1) NM-MT 8; (2) A-AUTH; (3) Auto grade 9

SERIES #LEBRONROOKIE
Sport	Basketball
Professional League	National Basketball Association
Player(s)	LeBron James
Team	Cleveland Cavaliers
Season	2003
Memorabilia Type	Rookie trading card, autographed
Authentication	Beckett (003865873)
Grade	Beckett 9.5 with subgraded 10, 9.5, 9.5, 9 / Autograph graded 10

SERIES #KAWHIBASKET
Sport	Basketball
Professional League	National Basketball Association
Player(s)	Kawhi Leonard
Team	San Antonio Spurs
Season	2012-2013
Memorabilia Type	Rookie trading cards
Authentication	Collection of 30 cards. Serial Numbers listed on page 53-54
Grade	PSA 10 GEM-MT

SERIES #MANTLEMINT1953
Sport	Baseball
Professional League	Major League Baseball
Player(s)	Mickey Mantle
Team	New York Yankees
Season	1953
Memorabilia Type	Trading card
Manufacturer	Topps
Card # in set	82 – Short Print
Population Report	1 of 2 (as of 7/1/2020)
Subject	Mickey Mantle
Authentication	PSA 24690215
Grade	PSA GEM-MINT 10; PWCC-E Serial Number: 797731

SERIES #JORDANPSA10
Sport	Basketball
Professional League	National Basketball Association
Player	Michael Jordan
Team	Chicago Bulls
Season	1986-1987
Memorabilia Type	Trading Card
Manufacturer	Fleer
Card # in Set	57 of 132
Population Report	315 (as of 9/16/2020)
Subject	Michael Jordan
Authentication	PSA 22651769
Grade	Gem Mint 10

SERIES #COBBMINTE98
Sport	Baseball
Professional League	Major League Baseball
Player	Ty Cobb
Team	Detroit Tigers
Season	1910
Memorabilia Type	Trading Card
Manufacturer	Anonymous
Total cards in set	30
Population Report	1 of 2
Subject	Ty Cobb
Authentication	PSA 41584312
Grade	GEM Mint 10

SERIES #LUKAROOKIE
Sport	Basketball
Professional League	National Basketball Association
Player	Luka Doncic
Team	Dallas Mavericks
Season	2018-2019
Memorabilia Type	Trading Card
Manufacturer	Panini
Card Number	63
Population	99
Subject	Luka Doncic
Authentication	BGS 0011695136
Grade	9 Mint, Centering 9.5, Edges 9, Corners 9, Surface 9, Autograph 10

SERIES #MAHOMESROOKIE
Sport	Football
Professional League	National Football League
Player	Patrick Mahomes
Team	Kansas City Chiefs
Season	2017
Memorabilia Type	Trading Card
Manufacturer	Panini (Flawless Rookie Patch Autographs Emerald)
Card Number	1
Print Run	5
Subject	Patrick Mahomes
Authentication	BGS 0010704662
Grade	9.5 Gem Mint, Centering 9.5, Edges 9.5, Corners 9.5, Surface 10, Autograph 10

SERIES #MAGICBIRDDRJ
Sport	Basketball
Professional League	National Basketball Association
Player	Magic Johnson, Larry Bird, Julius Erving
Team	Los Angeles Lakers, Boston Celtics, Philadelphia 76ers
Year	1980
Memorabilia Type	Trading Card
Manufacturer	Topps- Scoring Leader
Set Number	N/A
Population Report	23 (PSA Gem Mint 10’s)
Subject	Magic Johnson, Larry Bird, Julius Erving
Authentication	PSA 23073896
Grade	Gem Mint 10

SERIES #JROBINSONAUTOBAT
Sport	Baseball
Professional League	Major League Baseball
Player	Jackie Robinson
Team	Dodgers
Season	1949-1950
Memorabilia Type	Baseball Bat
Manufacturer	Hillerich & Bradsby
Subject	Jackie Robinson
Authentication	James Spence Authentication #BB63117
Grade	N/A

SERIES #UNITAS1965Jersey
Sport	Football
Professional League	National Football League
Player	Johnny Unitas
Team	Baltimore Colts
Season	1965
Memorabilia Type	Jersey
Manufacturer	Macgregor
Subject	Johnny Unitas
Authentication	LOA from Sports Investors Authentication 2009 l9Gl Photo Match Letter from Sports Investors Authentication 2009 l9Gl LOA from JSA for Autograph BB63122
Grade	N/A

SERIES #ALIWBCBELT
Sport	Boxing
Professional League	World Boxing Council
Athlete	Muhammad Ali
Team	N/A
Season	N/A
Memorabilia Type	Championship Belt
Manufactured in/ Designed by	France/Huguerin
Subject	Muhammad Ali
Authentication	Craig Hamilton
Grade	N/A

SERIES #ChamberlainHSUniform
Sport	Basketball
Professional League	National Basketball Association
Player	Wilt Chamberlain
Team	Overbrook High School
Season	1953-1955
Memorabilia Type	Jersey and Shorts
Manufacturer	Jersey--N/A Shorts--Rawlings
Subject	Wilt Chamberlain
Authentication	LOA from Sports Investors Authentication 200919G4 LOA from JSA for Autograph BB63119
Grade	N/A

SERIES #AlcindorUCLAJacket
Sport	Basketball
College	UCLA
Player	Lew Alcindor
Team	UCLA
Season	1969
Memorabilia Type	Warm Up Jacket
Manufacturer
Subject	Lew Alcindor
Authentication	Sports Investors Authentication #200926F2
Grade	N/A

SERIES #TroutGlove
Sport	Baseball
Professional League	Major League Baseball
Player	Mike Trout
Team	Los Angeles Angels
Year	2015-2016
Memorabilia Type	Gameworn Fielder’s Glove
Manufacturer	Nike
Subject	Mike Trout
Authentication	PSA 1G00500
Grade	N/A

SERIES #55JackieRobinsonPSA10
Sport	Baseball
Professional League	Major League Baseball
Player	Jackie Robinson
Team	Brooklyn Dodgers
Year	1955
Memorabilia Type	Card
Manufacturer	Topps
Set Number	50
Population Report	1 (PSA Gem Mint 10)
Subject	Jackie Robinson
Authentication	PSA 07002118
Grade	Gem Mint 10

SERIES #MookieBettsGlove
Sport	Baseball
Professional League	Major League Baseball
Player	Mookie Betts
Team	Boston Red Sox
Year	2018
Memorabilia Type	Gameworn Fielder’s Glove
Manufacturer	Wilson
Subject	N/A
Authentication	PSA 1G00537
Grade	N/A

SERIES #LebronBlackRefractor
Sport	Basketball
Professional League	National Basketball Association
Player	LeBron James
Team	Cleveland Cavaliers
Year	2003
Memorabilia Type	Trading Card
Manufacturer	Topps
Set Number	111
Population Report	27 (Beckett Gem Mint 9.5+)
Subject	LeBron James
Authentication	Beckett 0009987911
Grade	Gem Mint 9.5

SERIES #LamarJacksonBasket
Sport	Football
Professional League	National Football League
Player	Lamar Jackson
Team	Baltimore Ravens
Year	2018
Memorabilia Type	Trading Cards
Manufacturer	Panini
Set Number	National Treasures: 165 Cracked Ice: 112B Championship Ticket: 112A Clear Ticket: 112B

Population Report	National Treasures: 61 (Beckett 9+) Cracked Ice: 13 (Beckett 9+) Championship Ticket: 13 (Beckett 9.5+) Clear Ticket: 7 (Beckett 9.5+)
Subject	Lamar Jackson
Authentication	Beckett: 0011849828 0012437610 0012437609 0012437608
Grade	National Treasures: 9 Cracked Ice: 9 Championship Ticket: 9.5 Clear Ticket: 9.5

SERIES #GiannisRPA
Sport	Basketball
Professional League	National Basketball Association
Player	Giannis Antetokounmpo
Team	Milwaukee Bucks
Year	2013
Memorabilia Type	Card
Manufacturer	Panini
Set Number	130
Population Report	4 (PSA Mint 9+)
Subject	Giannis Antetokounmpo
Authentication	PSA 44386206
Grade	Mint 9

SERIES #BradyRookie
Sport	Football
Professional League	National Football League
Player	Tom Brady
Team	New England Patriots
Year	2000
Memorabilia Type	Trading Card
Manufacturer	SP Authentic
Set Number	118
Population Report	98 (PSA Gem Mint 10’s)
Subject	Tom Brady
Authentication	PSA 23437316
Grade	Gem Mint 10

SERIES #1986Wax
Sport	Basketball
Professional League	National Basketball Association
Player	Various
Team	Various
Year	1986
Memorabilia Type	Trading Cards
Manufacturer	Fleer
Set Number	N/A
Population Report	N/A
Subject	Various
Authentication	N/A

Grade	N/A

SERIES #SEAVER1971PSA10
Sport	Baseball
Professional League	Major League Baseball
Player	Tom Seaver
Team	New York Mets
Year	1971
Memorabilia Type	Trading Card
Manufacturer	Topps
Set Number	160
Population Report	1 (PSA Gem Mint 10s)
Subject	Tom Seaver
Authentication	03000903
Grade	Gem Mint 10

SERIES #GretzkyOpeechee1979
Sport	Hockey
Professional League	National Hockey League
Player	Wayne Gretzky
Team	Edmonton Oilers
Year	1979
Memorabilia Type	Trading Cards
Manufacturer	O-Pee-Chee
Number	18
Population Report	89 (PSA 9)
Subject	Wayne Gretzky
Authentication	24660286
Grade	PSA 9

SERIES #ZionRPABGS9
Sport	Basketball
Professional League	National Basketball Association
Player	Zion Williamson
Team	New Orleans Pelicans
Year	2019-20
Memorabilia Type	Trading Cards
Manufacturer	Panini
Number	108
Population Report	8 (Beckett Mint 9+)
Subject	Zion Williamson
Authentication	0012261016
Grade	Beckett Mint 9

SERIES #Banks1954PSA9
Sport	Baseball
Professional League	Major League Baseball
Player	Ernie Banks
Team	Chicago Cubs
Year	1954
Memorabilia Type	Trading Card
Manufacturer	Topps
Set Number	#94
Population Report	N/A
Subject	Ernie Banks
Authentication	PSA 31438411
Grade	Mint 9

SERIES #Mantle1952BowmanPSA8
Sport	Baseball
Professional League	Major League Baseball
Player	Mickey Mantle
Team	New York Yankees
Year	1952
Memorabilia Type	Card
Manufacturer	Bowman
Card Number	101
Population Report	114 (PSA 8)
Subject	Mickey Mantle
Authentication	PSA 28437160
Grade	NM-MT 8

SERIES # Koufax1955PSA8.5
Sport	Baseball
Professional League	Major League Baseball
Player	Sandy Koufax
Team	Los Angeles Dodgers
Year	1955
Memorabilia Type	Trading Card
Manufacturer	Topps
Card Number	#123
Population Report	17 (NM-MT 8 +)
Subject	Sandy Koufax
Authentication	PSA 28666119
Grade	NM-MT + 8.5

SERIES #DurantChromeRefractorPSA
Sport	Basketball
Professional League	National Basketball Association
Player	Kevin Durant
Team	Seattle Supersonics
Year	2007
Memorabilia Type	Trading Card
Manufacturer	Topps
Number	131
Population Report	12500
Subject	Kevin Durant
Authentication	PSA 29022979
Grade	GEM MT 10

SERIES #GiannisImmaculate
Sport	Basketball
Professional League	National Basketball Association
Player	Giannis Antetokounmpo
Team	Milwaukee Bucks
Year	2013
Memorabilia Type	Trading Card
Manufacturer	Panini
Card	131
Numbered	54/99
Subject	Giannis Antetokounmpo
Authentication	PSA 27614437
Grade	GEM MT 10

Securities offered:

Investors will acquire membership interests in a Series of the Company, each of which is intended to be separate for purposes of assets and liabilities. It is intended that owners of Interest in a Series will only have an interest in assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series. For example, an owner of Interests in Series #RUTHGEHRIGBALL will only have an interest in the assets, liabilities, profits and losses pertaining to the Series #RUTHGEHRIGBALL and its related operations. See the “Description of Interests Offered” section for further details. The Interests will be non-voting except with respect to certain matters set forth in the Amended and Restated Limited Liability Company Agreement of the Company (as amended from time to time, the “Operating Agreement”). Investors may not vote on any matter except: (1) the removal of the Manager; (2) the dissolution of the Company upon the for-cause removal of the Manager, and (3) an amendment to the Operating Agreement that would

·	enlarge the obligations of, or adversely effect, an Interest Holder in any material respect;
·	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;
·	change the situations in which the Company and any Series can be dissolved or terminated;
·	change the term of the Company (other than the circumstances provided in the Operating Agreement); or
·	give any person the right to dissolve the Company.

The purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series’ Underlying Asset) and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of Interests, (iii) Collectable Technologies, Inc., (iv) the Manager, (v) the Asset Manager or (vi) the Underlying Asset associated with the Series or any Underlying Asset owned by any other Series of Interests..

Investors:	Each Investor must be a “qualified purchaser”. See “Plan of Distribution and Subscription Procedure – Investor Suitability Standards” for further details. The Manager may, in its sole discretion, decline to admit any prospective Investor, or accept only a portion of such Investor’s subscription, regardless of whether such person is a “qualified purchaser”. Furthermore, the Manager anticipates only accepting subscriptions from prospective Investors located in states where the BOR is registered.

Manager:	CS Asset Manager, LLC, a Delaware limited liability company, will be the Manager of the Company and of each Series. The Manager, together with its affiliates, will own a minimum of 0.5% of each Series upon the Closing of an Offering.

Advisory Board:	The Manager intends to assemble a network of advisors with experience in the asset class (an “Advisory Board”) to assist the Manager in identifying, acquiring and managing collectible Underlying Assets.

Broker:

We have an agreement with Dalmore Group, LLC (Dalmore), a New York limited liability company (“Dalmore” or the “BOR”). The BOR will be acting as broker of record and is entitled to a Brokerage Fee as reflected herein. The sale of membership interests is being facilitated by the BOR, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA and SIPC, and is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the BOR is registered as a broker-dealer. For the avoidance of doubt, the BOR does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors.

Custodian:	The Company expects to enter into an agreement with a firm to act as Custodian (which also may be a transfer agent) the purpose of holding the Interests issued in any of the Company’s offerings (the “Custody Agreement”). Each Investors’ account will be created upon the signing of the agreement with the Custodian and all Investors who previously purchased Interests in Offerings of the Company, ongoing or closed, would be required to opt in to allow the creation of an account for them.

Minimum and Maximum Interest purchase:	The minimum subscription by an Investor is one (1) Interest in a Series and the maximum subscription by any Investor is for Interests representing 10% of the total Interests of a Series, although such maximum thresholds may be waived by the Manager in its sole discretion. Such limits do not apply to the Manager and/or affiliates of the Manager. The Manager and/or its affiliates must purchase a minimum of 0.5% of Interests of each Series at the Closing of its each Offering. The Manager may purchase greater than 2% of Interests of any Series (including in excess of 10% of any Series) at the applicable Closing, in its sole discretion. The purchase price, the Offering Price per Interest times the number of Interests purchased, will be payable in cash at the time of subscription.

Offering size:	The Company may offer a Total Minimum and a Total Maximum of Interests in each Series Offering as set forth above and as detailed for each Series in the “Use of Proceeds and Description of Underlying Assets” section of this Offering Circular. The Manager and/or its affiliates must own a minimum of 0.5% of Interests of each Series at the Closing of its applicable Offering. The Manager may purchase greater than 2% of Interests of any Series at the applicable Closing, in its sole discretion.

Escrow Agent:	North Capital Private Securities Corporation (“NCPS”) a Delaware corporation.

Escrow:	The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing escrow account with Escrow Agent and will not be commingled with the operating account of any Series, until if and when there is a Closing with respect to that Investor.

When the Escrow Agent has received instructions from the Manager or the BOR that the Offering will close, and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the Series. Amounts paid to the Escrow Agent are categorized as Offering Expenses.

If the applicable Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated offering will be borne by the Manager.

Offering Period:	There will be a separate closing for each Offering. The Closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests of such Series have been accepted by the Manager or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted. If the Closing for a Series has not occurred, the applicable Offering shall be terminated upon the earlier of: (i) the date which is one year (which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion) from the date this Offering Circular, or an Amendment, as applicable, that is applicable to a particular Series, is qualified by the Commission; or (ii) any date on which the Manager elects to terminate such Offering in its sole discretion.

Lock-Up Period:	Upon the Closing of an Offering for a particular Series, a 90-day lock-up period will commence starting the day of the Closing, before Interests in the particular Series may be transferred by any Investor in such Series.

Additional Investors:	The Asset Seller may purchase a portion of the Interests in each Series or may be offered Interests of such Series as a portion of the purchase price for such Underlying Asset. There is also no limit on the amount that the Manager or Asset Manager may invest in any Series.

Use of proceeds:	The proceeds received by a Series from its respective Offering will be applied in the following order of priority upon the Closing:

(i)	Brokerage Fee: A fee payable to the BOR equal to 1.00% of the gross proceeds of each Offering as compensation for brokerage services;

(ii)	Acquisition Cost of the Underlying Asset: Actual cost of the Underlying Asset paid to the Asset Sellers (which may have occurred prior to the Closing). The Company will typically acquire Underlying Assets through the following methods:

1)	Consignment – the Company enters into an agreement with an Asset Seller to market an Underlying Asset. The owner of the Underlying Asset, the “consignor,” retains full ownership of the Underlying Asset until the related Series closes. Upon closing the Series, the consignor will be paid the consignment price established by the consignor.

2)	Upfront purchase – the Company acquires an Underlying Asset from an Asset Seller prior to the launch of the offering related to the Series

3)	Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

4)	Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset.

The Company’s acquisition method for each Underlying Asset is noted the “Use of Proceeds and Description of Underlying Assets” section of this Offering Circular.

(iii)	Offering Expenses: In general, these costs include actual legal, accounting, escrow, filing, wire-transfer, compliance costs and custody fees incurred by the Company in connection with an Offering (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors, brokerage, escrow, underwriters, printing, financial institutions, accounting firms and the Custodian, as the case may be.

(iv)	Acquisition Expenses: These include costs associated with the evaluation, investigation and acquisition of the Underlying Asset, plus any interest accrued on loans made to the Company by the Manager or the Asset Manager, an affiliate of the Manager or Asset Manager, a director, an officer or a third party for funds used to acquire the Underlying Asset or any options in respect of such purchase. Except as otherwise noted, any such loans to affiliates of the Company accrue interest at the Applicable Federal Rate (as defined in the Internal Revenue Code of 1986 as amended (the “Code”)) and other loans and options accrue as described herein.

(v)	Sourcing Fee to the Manager: A fee paid to the Manager as compensation for identifying and managing the acquisition of the Underlying Asset, not to exceed the maximum Sourcing Fee for the applicable Series, as detailed in the “Use of Proceeds and Description of Underlying Assets” section of this Offering Circular with respect to each Series. The Manager or the Asset Manager pays the Offering Expenses and Acquisition Expenses on behalf of each Series and may be reimbursed, in whole or in part, by the Series from the proceeds of a successful Offering. See “Use of Proceeds” and “Plan of Distribution and Subscription Procedure – Fees and Expenses” sections for further details.

Operating expenses:	Operating Expenses are costs and expenses, allocated in accordance with the Company’s expense allocation policy (see “Description of the Business – Allocations of Expenses” section), attributable to the activities of each Series including:

•	costs incurred in managing the Underlying Asset, including, but not limited to storage, maintenance and transportation costs (other than transportation costs described in Acquisition Expenses);

•	costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

•	any indemnification payments; and

•	any and all insurance premiums or expenses in connection with the Underlying Asset, including insurance required for utilization at and transportation of the Underlying Asset to events under any Premium Membership Programs (as described in “Description of the Business – Business of the Company”) that we might develop (excluding any insurance taken out by a corporate sponsor or individual paying to showcase an asset at an event but including, if obtained, directors and officers insurance of the directors and officers of the Manager or the Asset Manager).

The Manager or the Asset Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing with respect to each offering notated in the “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” section of this Offering Circular.

Operating Expenses of a Series incurred post-Closing shall be the responsibility of the applicable Series. However, if the Operating Expenses of a particular Series exceed the amount of reserves retained by or revenues generated from the applicable Underlying Asset (an “Operating Expenses Reimbursement Obligation”), the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the particular Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”), and/or or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional amounts.

No Series generated any revenues and we don’t expect any Series to generate any revenue until early 2021, if at all, and expect each Series to incur Operating Expenses Reimbursement Obligations, or for the Manager or the Asset Manager to pay such Operating Expenses incurred and not seek reimbursement, to the extent such Series does not have sufficient reserves for such expenses. See discussion of “Description of the Business – Operating Expenses” for additional information.

Further issuance of Interests:	A further issuance of Interests of a Series may be made in the event the Operating Expenses of that Series exceed the income generated from its Underlying Asset and cash reserves of that Series. This may occur if the Company does not take out sufficient amounts under an Operating Expenses Reimbursement Obligation or if the Manager or the Asset Manager does not pay for such Operating Expenses without seeking reimbursement. In addition, the Operating Agreement gives the Manager the authority to cause the Company to issue Interests to Investors as well as to other Persons for less than the original offering price (or no consideration) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests. Such issuances may result in dilution to Investors. See “Dilution” for additional information.

Asset Manager:	CS Asset Manager, LLC, which serves as the Manager, also will serve as the asset manager responsible for managing each Series’ Underlying Asset (the “Asset Manager”) as described in the Asset Management Agreement for each Series.

Free Cash Flow:	Free Cash Flow for a particular Series equals its net income as determined under U.S. generally accepted accounting principles, (“GAAP”), plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) less any capital expenditures related to its Underlying Asset. The Manager may maintain Free Cash Flow funds in separate deposit accounts or investment accounts for the benefit of each Series.

Management Fee:	As compensation for the services provided by the Asset Manager under the Asset Management Agreement for each Series, the Asset Manager will be paid a semi-annual fee of up to 50% of any Free Cash Flow generated by a particular Series. The Management Fee will only become due and payable if there is sufficient Free Cash Flow to distribute as described in Distribution Rights below. For tax and accounting purposes the Management Fee will be accounted for as an expense on the books of the Series.

Distribution Rights:	The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders of a Series. Any Free Cash Flow generated by a Series from the utilization of its Underlying Asset shall be applied by that Series in the following order of priority:

•	repay any amounts outstanding under Operating Expenses Reimbursement Obligations for that Series, plus accrued interest;

•	thereafter to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses of that Series; and;

•	thereafter, no less than 50% (net of corporate income taxes applicable to that Series) by way of distribution to the Interest Holders of that Series, which may include the Asset Sellers of its Underlying Asset or the Manager or any of its affiliates, and;

•	up to 50% to the Asset Manager in payment of the Management Fee for that Series.

Timing of Distributions:	The Manager may make semi-annual distributions of Free Cash Flow remaining to Interest Holders of a Series, subject to the Manager’s right, in its sole discretion, to withhold distributions, including the Management Fee, to meet anticipated costs and liabilities of such Series. The Manager may change the timing of potential distributions to a Series in its sole discretion.

Fiduciary Duties:	The Manager may not be liable to the Company, any Series or the Investors for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since provision has been made in the Operating Agreement for exculpation of the Manager. Therefore, Investors have a more limited right of action than they would have absent the limitation in the Operating Agreement.

Indemnification:	None of the Manager, or its affiliates, the Company, the Asset Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, the Company or the Asset Manager, members of the Advisory Board, nor persons acting at the request of the Company or any Series in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any Interest Holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or a Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Company or, where relevant, each Series of the Company (whether offered hereunder or otherwise) will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Unless attributable to a specific Series or a specific Underlying Asset, the costs of meeting any indemnification will be allocated pro rata across each Series based on the value of each Underlying Asset.

Transfers:	The Manager may refuse a transfer by an Interest Holder of its Interest if such transfer would result in (a) there being more than 2,000 beneficial owners in a Series or more than 500 beneficial owners that are not “accredited investors”, (b) the assets of a Series being deemed plan assets for purposes of ERISA, (c) such Interest Holder holding in excess of 19.9% of a Series, (d) result in a change of U.S. federal income tax treatment of the Company and/or a Series, or (e) the Company, any Series, the Manager, its affiliates, or the Asset Manager being subject to additional regulatory requirements. Furthermore, , transfers of Interests may only be effected pursuant to exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”) and permitted by applicable state securities laws. See “Description of Interests Offered – Transfer Restrictions” for more information.

Governing law:	To the fullest extent permitted by applicable law, the Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the Delaware exclusive forum provision set forth in the Operating Agreement will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act, respectively, or the respective rules and regulations promulgated thereunder, or otherwise limit the rights of any Investor to bring any claim under such laws, rules or regulations in any United States federal district court of competent jurisdiction. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in the Delaware Court of Chancery to the extent the claim is not vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction, or where exclusive jurisdiction is not permitted under applicable law.

Certain Tax Considerations	The Company expects to be treated as a partnership for U.S. federal income tax purposes and for each Series to be treated as either a partnership or as a disregarded entity. None of the Company or any Series will elect to be taxed as a corporation. As a partnership, the Company itself generally will not be subject to U.S. federal income tax. Rather, each Member will be required to report on its own federal income tax return its allocable share (based upon allocation to each particular Series) of the Company’s items of taxable income, gain, loss, deduction and credit for the taxable year of the Company ending with or within the taxable year of such Member, regardless of whether or not cash or other property is distributed to such Member. Prospective investors should also be aware that their ability to utilize their allocable shares of losses, if any, from the Company or any Series to offset other income may be limited by a variety of Internal Revenue Code provisions, and that, in general, the taxation of partnerships and their partners is extremely complex. Each prospective investor is urged to consult with its own tax advisor as to the tax consequences of an investment in any Series.

RISK FACTORS

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved or that a secondary market would ever develop for the Interests, whether via third party registered broker-dealers or otherwise. The risks described in this section should not be considered an exhaustive list of the risks that prospective Investors should consider before investing in the Interests. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance and/or the value of the Interests. If any of these risks actually occurs, the value of the Interests may be materially adversely affected. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the Interests.

Risks relating to the structure, operation and performance of the Company

An investment in an Offering constitutes only an investment in that Series and not in the Company or directly in any Underlying Asset.

An Investor in an Offering will acquire an ownership interest in the Series of Interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of Interests, (iii) the Manager, (iv) the Asset Manager or (v) directly in the Underlying Asset associated with the Series or any Underlying Asset owned by any other Series of Interests.

A purchase of Interests in the Series does not constitute an investment in either the Company or the Underlying Asset directly.  This results in limited voting rights of the Investor, which are solely related to a particular Series and are further limited by the Operating Agreement of the Company, described further in this Offering Circular. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for “cause”.  The Manager and the Asset Manager thus retain significant control over the management of the Company and the Underlying Asset. Furthermore, because the Interests in the Series do not constitute an investment in the Company as a whole, holders of the Interests in the Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series.  In addition, the economic interest of a holder in the Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a Series will be required to pay corporate taxes before distributions are made to the holders, and the Asset Manager will receive a fee in respect of its management of the Underlying Asset.

There is currently no public trading market for our securities and an active market in which investors can resell their Interests may not develop.

There is currently no public trading market for our Interests, and an active market may not develop or be sustained.  If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price.  Even if a public or private market were to develop, the market price could decline below the amount you paid for your shares.

There may be state law restrictions on an Investor’s ability to sell the Interests.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. In addition, Tier 2 of Regulation A limits qualified resales of our Interests to 30% of the aggregate offering price of a particular offering. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

We do not have an operating history and, as a result, there is a limited amount of information about us on which to base an investment decision.

The Company and each Series, as well as the Manager, were recently formed and have not generated any revenues and have no operating history upon which prospective Investors may evaluate their performance. No guarantee can be given that the Company or any Series will achieve their investment objectives, that the value of the Underlying Asset will increase or that the Underlying Asset will be successfully monetized.

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series of Interests.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series of Interests. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing them together with previous interests to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series of Interests, this may negatively affect any investors already holding interests as they will not see the benefits that might transpire from economies of scale following the acquisition by other Series of Interests of additional Underlying Assets and other monetization opportunities (e.g., hosting events with the collection of Underlying Assets, affiliate arrangements, or asset sponsorships).

There is substantial doubt about our ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

There are few, if any, businesses that have pursued a strategy or investment objective similar to the Company’s.

We believe that the number of other companies that have crowdfunded collectibles or proposes to run a platform for crowdfunding of interests in collectibles is limited to date.  The Company and the Interests may not gain market acceptance from potential Investors, potential Asset Sellers or service providers within the collectibles industry, including insurance companies, storage facilities or maintenance partners. This could result in an inability of the Manager to manage and monetize the Underlying Assets profitably. This could negatively affect the issuance of further Series of Interests and additional Underlying Assets being acquired by the Company. This would further inhibit market acceptance of the Company and if the Company does not acquire any additional Underlying Assets, Investors would not receive any benefits that might transpire from economies of scale (such as potential reduction in storage costs if large numbers of Underlying Assets are stored at one facility, possible group discounts on insurance, and the ability to monetize Underlying Assets through asset sponsorships, affiliate arrangements, membership events or other monetization opportunities, as described below, that would require the Company to own a substantial number of underlying assets).

The Offering amount exceeds the value of Underlying Asset.

The size of each Offering will exceed the purchase price of the Underlying Asset as at the date of such Offering because the proceeds of the Offering in excess of the purchase price of the Underlying Asset will be used to pay fees, costs and expenses incurred in making this Offering, as well as acquiring the Underlying Asset). If the Underlying Asset had to be sold and there had not been substantial appreciation of the Underlying Asset prior to such sale, there may not be sufficient proceeds from the sale of the Underlying Asset to repay Investors the amount of their initial investment (after first paying off any liabilities on the Underlying Asset at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation) or any additional profits in excess of this amount.

Excess Operating Expenses could materially and adversely affect the value of Interests and result in dilution to Investors.

Operating Expenses related to a particular Series incurred post-Closing shall be the responsibility of the Series.  However, if the Operating Expenses of a particular Series exceed the amount of revenues generated from the Underlying Asset of that Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the particular Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

If there is an Operating Expenses Reimbursement Obligation, this reimbursable amount between related parties would be repaid from the Free Cash Flow generated by the applicable Series and could reduce the amount of any future distributions payable to Investors in that Series. If additional Interests are issued in a particular Series, this would dilute the current value of the Interests of that Series held by existing Investors and the amount of any future distributions payable to such existing Investors. Further, any additional issuance of Interests of a Series could result in dilution of the holders of that Series.

We are reliant on the Manager and Asset Manager and their respective personnel. Our business and operations could be adversely affected if the Manager or Asset Manager lose key personnel.

The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager and the Asset Manager to source, acquire and manage the Underlying Assets. As the Company has only been in existence since January 2020 and is an early-stage startup company, it has no significant operating history that would evidence its ability to source, acquire, manage and utilize any Underlying Assets.

The success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and the Asset Manager and their respective teams, their expert network and other investment professionals (which include third party experts) to source, acquire, manage and monetize Underlying Assets. There can be no assurance that these individuals will continue to be associated with the Manager or the Asset Manager. The loss of the services of one or more of these individuals could have a material adverse effect on the Underlying Assets and, in particular, their ongoing management and use to support the investment of the Interest Holders.

Furthermore, the success of the Company and the value of the Interests is dependent on there being critical mass from the market for the Interests and also the Company being able to acquire a number of Underlying Assets in multiple Series of Interests so that the Investors can benefit from economies of scale that could transpire from holding more than one Underlying Asset (such as potential reduction in transport costs if a large number of Underlying Assets are transported at the same time). In the event that the Company is unable to source additional Underlying Assets due to, for example, competition for such Underlying Assets or lack of Underlying Assets available in the marketplace, then this could materially and negatively affect the success of the Company and each Series by hindering its ability to acquire additional Underlying Assets through the issuance of further Series of Interests and monetizing them, including through exhibiting the Underlying Assets at public events, including any Premium Membership Programs that might be developed in order to generate distributions for Investors.

The Manager and Asset Manager and certain of their affiliates may have conflicts of interest that could negatively affect the performance of a Series and of the Company.

The Manager and Asset Manager and their respective affiliates may have a number of matters on which they have positions that conflict with the interests of the Company and its Investors that could negatively affect the performance of a Series and of the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.”

If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series of Interests as them.

The Company is structured as a Delaware series limited liability company that issues a separate Series of Interests for each Underlying Asset. Each Series of Interest will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding one Series of Interests is segregated from the liability of Investors holding another Series of Interests and the assets of one Series of Interests are not available to satisfy the liabilities of other Series of Interests.  Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware’s series limited liability company statute. While we are not aware of any jurisdiction not honoring this interpretation, some jurisdictions’ limited liability company statutes do not provide for series LLCs. Although series LLC legislation is increasingly being adopted, which should increase the likelihood that the separateness of the Series will be respected, there is uncertainty whether other jurisdictions will honor such interpretation. If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same series of interests as them. Furthermore, while we intend to maintain separate and distinct records for each Series of Interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a particular Series to the liabilities of another Series of Interests.  The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by the Series to the Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series of Interests should be applied to meet the liabilities of the other Series of Interests or the liabilities of the Company generally where the assets of such other Series of Interests or of the Company generally are insufficient to meet our liabilities.

For the avoidance of doubt, at the time of this filing, none of the Company or any Series has commenced operations, are not capitalized and have no assets or liabilities and no Series will commence operations, be capitalized or have assets and liabilities until such time as a closing related to such Series has occurred.

If any fees, costs and expenses of the Company are not allocable to a specific Series of Interests, they will be borne proportionately across all the Series of Interests.  Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of the Business – Allocations of Expenses” section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific Series of Interests and therefore, there is a risk that a Series of Interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of Interests received a disproportionately high benefit.

There can be no guarantee that any liquidity mechanism for secondary sales of Interests will develop or that registered broker-dealers will desire to facilitate liquidity in the Interests for a level of fees that would be acceptable to Investors or at all.

Liquidity for the interests would in large part depend on the market supply of and demand for interests, as well as applicable laws and restrictions under the Company’s Operating Agreement. There can be no assurance that trading will occur on a regular basis or at all. Further, the frequency and duration of any trading periods would be subject to adjustment by broker-dealers, who might not find the level of fees that could be generated by any market activity in the Interests to be attractive enough for them to be interested in starting or maintaining a market in the Interests.

We do not anticipate the use of Manager-owned Interests for liquidity or to facilitate the resale of Interests held by Investors.

Currently, the Manager does not intend to sell any Interests which it holds or may hold prior to the liquidation of an Underlying Asset.  Thus, the Manager does not currently intend to take any action which might provide liquidity or facilitate the resale of Interests held by Investors. However, the Manager may from time to time transfer a small number of Interests to unrelated third parties for promotional purposes.

Abuse of our advertising or social platforms may harm our reputation or user engagement.

The Asset Manager may provide content or post ads about the Company and Series through various social media platforms that may be influenced by third parties. Our reputation or user engagement may be negatively affected by activity that is hostile or inappropriate to other people, by users impersonating other people or organizations, by disseminating information about us or to us that may be viewed as misleading or intended to manipulate the opinions of our users, or by the use of the Asset Manager’s products or services, that violates our terms of service or otherwise for objectionable or illegal ends. Preventing these actions may require us to make substantial investments in people and technology and these investments may not be successful, adversely affecting our business.

If we are unable to protect our intellectual property rights, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect any proprietary technologies that we develop. We also will rely on service marks, trade secret laws, and confidentiality procedures to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. If we are unable to protect our intellectual property, it could have a material adverse effect on our business and on the value of the Interests.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Underlying Assets and Investor demand for Offerings and the Asset Class generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business.

Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Underlying Assets and our Investors or prospective Investors financial condition, resulting in reduced demand for the Offerings and the Asset Class generally. Further, such risks could cause a limited attendance at membership experience events that we might sponsor or in which we might participate, or result in persons avoiding holding or appearing at in-person events. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could cause employees of the Asset Manager, in whom we rely to manage the logistics of our business, including any membership experience programs that we might develop, or on-site employees of partners to avoid any involvement with our programs, which would adversely affect our ability to hold such events or to adequately staff and manage our businesses.  “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work.

Risks relating to the Offerings

We are offering our Interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Interests less attractive to Investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements that may make an investment in our Interests less attractive to Investors who are accustomed to enhanced disclosure and more frequent financial reporting. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances that would require a current disclosure. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an offering. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Interests, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to develop a diversified portfolio of Underlying Assets and create economies of scale, which may adversely affect the value of the Interests or the ability to make distributions to Investors.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

If a regulator determines that the activities of either the Manager or Asset Manager require its registration as a broker-dealer, the Asset Manager or Manager may be required to cease operations and any Series of Interests offered and sold without such proper registration may be subject to a right of rescission.

The sale of membership interests is being facilitated by the BOR, a broker-dealer registered under the Exchange Act and member of FINRA, which is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the BOR is registered as a broker-dealer.  For the avoidance of doubt, the BOR will not solicit purchases and will not make any recommendations regarding the Interests.  Neither the BOR, nor any other entity, receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests. If a regulatory authority determines that the Asset Manager or the Manager, neither of which is a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities that require registration, the Asset Manager or the Manager may need to stop operating and therefore, the Company would not have an entity managing the Series’ Underlying Assets.  In addition, if the Manager or Asset Manager is found to have engaged in activities requiring registration as “broker-dealer” without either being properly registered as such, there is a risk that any Series of Interests offered and sold while the Manager or Asset Manager was not so registered may be subject to a right of rescission, which may result in the early termination of the Offerings.

If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Asset Manager and may divert attention from management of the Underlying Assets by the Manager and Asset Manager or could cause Asset Manager to no longer be able to afford to run our business.

The Exchange Act requires issuers with more than $10 million in total assets to register its equity securities under the Exchange Act if its securities are held of record by more than 2,000 persons or 500 persons who are not “accredited investors”.  While our Operating Agreement presently prohibits any transfer that would result in any Series being held of record by more than 2,000 persons or 500 non-“accredited investors”, there can be no guarantee that we will not exceed those limits and the Manager has the ability to unilaterally amend the Operating Agreement to permit holdings that exceed those limits.  Series may have more than 2,000 total Interests, which would make it more likely that there accidentally would be greater than 2,000 beneficial owners of or 500 non- “accredited investors” in that Series.  If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Asset Manager  and may divert attention from management of the Underlying Assets by the Manager and Asset Manager or could cause Asset Manager to no longer be able to afford to run our business.

If the Company were to be required to register under the Investment Company Act or the Manager or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager and the Asset Manager may be forced to liquidate and wind up each Series of Interests or rescind the Offerings for any of the Series or the offering for any other Series of Interests.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and neither the Manager nor the Asset Manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager and the Asset Manager have taken the position that the Underlying Assets are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company’s assets will consist of less than 40% investment securities under the Investment Company Act and the Manager and the Asset Manager are not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager and the Asset Manager may be forced to liquidate and wind up each Series of Interests or rescind the Offerings for any of the Series or the offering for any other Series of Interests.

Possible Changes in Federal Tax Laws.

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of Interests of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one Series for another might have been a non-taxable ‘like-kind exchange’ transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Risks Specific to the Industry and the Asset Class

Potential negative changes within the Asset Class.

Sports memorabilia as an Asset Class is subject to various risks, including, but not limited to, currency fluctuations, changes in tax rates, consumer confidence and brand exposure, as well as risks associated with the Asset Class in general, including, but not limited to, economic downturns and the availability of desirable Memorabilia Assets. Changes in the Asset Class could have a material and adverse effect upon the Company’s ability to achieve its investment objectives of acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing them through affiliate partnerships, membership events, asset sponsorships or other monetization mechanisms to generate distributions for Investors.

Lack of Diversification.

It is not anticipated that any Series would own assets other than its respective Underlying Asset, plus potential cash reserves for maintenance, storage, insurance and other expenses pertaining to the Underlying Asset and amounts earned by such Series from the monetization of the Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to any one Series.

Industry concentration and general downturn in industry.

Given the concentrated nature of the Underlying Assets (i.e., only Memorabilia Assets) any downturn in the Asset Class is likely to impact the value of the Underlying Assets, and consequently the value of the Interests. Popularity within categories of the broader market (e.g. baseball or football) can impact the value of the Underlying Assets within categories of the Asset Class (e.g. baseball cards or football jerseys), and consequently the value of the Interests. Furthermore, as the Asset Class is comprised of collectible items, the value of such Memorabilia Assets may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in the Asset Class. In the event of a downturn in the industry, the value of the Underlying Assets is likely to decrease.

Volatile demand for the assets in the Asset Class.

Volatility of demand for luxury goods, in particular high value Memorabilia Assets, may adversely affect a Series’ ability to achieve its investment purpose. The Asset Class has been subject to volatility in demand in recent periods, particularly around certain categories of assets and investor tastes (ex. trading cards). Demand for high value Memorabilia Assets depends to a large extent on general, economic, political, and social conditions in a given market as well as the tastes of the collector community and in the case of sports, the general fan community resulting in changes of which Memorabilia Assets are most sought after.

Volatility in demand may lead to volatility in the value of the Underlying Assets, which may result in further downward price pressure and adversely affect the Company’s ability to achieve its objective of acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing Underlying Assets through exhibiting them at public events, including any Premium Membership Programs that we might develop to generate distributions for Investors.

In addition, the lack of demand may reduce any further issuance of Series of Interests and acquisition of more Underlying Assets, thus limiting the benefits the Investors  already holding Series of Interests could receive from there being economies of scale (e.g., cheaper insurance due to a number of Underlying Assets requiring insurance) and other monetization opportunities (e.g., hosting shows with the collection of Memorabilia Assets). These effects may have a more pronounced impact given the limited number of Underlying Assets held by the Company in the short-term.

We will rely on data from past auction sales and insurance data, among other sources, in determining the value of the Underlying Assets, and have not independently verified the accuracy or completeness of this information. As such, valuations of the Underlying Assets may be subject to a high degree of uncertainty and risk.

As explained in “Description of the Business”, the Asset Class is difficult to value. We understand that there are companies with stated intentions to create platforms that will help create a market by which the Interests (and, indirectly, the Underlying Assets) may be more accurately valued due to the creation of a larger market for the Asset Class than exists from current means. Such platforms, however, do not currently exist and the development of one that functions appropriately is uncertain. We, for example, currently, have no plans to develop such a platform. Until such a platform is developed, however, valuations of the Underlying Assets will be based upon the subjective approach taken by the members of the Manager’s expert network and members of the Advisory Board, valuation experts appointed by the Asset Seller or other data provided by third parties (e.g., auction results and previous sales history). Due to the lack of third-party valuation reports and potential for one-of-a-kind assets, the value of the Underlying Assets may be more difficult for potential investors to compare against a market benchmark. Furthermore, if similar assets to the Underlying Assets are created or discovered it could in turn negatively affect the value of the Underlying Assets. The Manager sources data from past auction sales results and insurance data; however, it may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain.

Risks relating to the Underlying Assets

The value of the Underlying Assets and, consequently, the value of an Investor’s Interests can go down as well as up.

Valuations are not guarantees of realizable price, do not necessarily represent the price at which the Interests may be sold and the value of the Underlying Assets may be materially affected by a number of factors outside the control of the Company, including, any volatility in the economic markets, the condition of the Underlying Assets and physical matters arising from the state of their condition.

Competition in the Asset Class from other business models.

There is potentially significant competition for Memorabilia Assets from many different market participants, including those with existing fractional ownership offerings. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers, trade fares and auction houses continue to play an increasing role. Furthermore, the presence of corporations such as eBay or Amazon in the Asset Class adds further competition from non-traditional players.

This competition may negatively affect the liquidity of the Interests, as it is dependent on the Company acquiring attractive and desirable Memorabilia Assets to ensure that there is an appetite of potential investors for the Interests. In addition, there are companies that are developing crowd funding models for other alternative asset classes such as cars, art or wine, who have entered the Asset Class as well. Others may do so in the future, increasing the competition within the Asset Class.

The valuation of a Memorabilia Asset may be negatively affected by the reputation of the person, group or matter with which it is associated.

The value of a Memorabilia Asset is likely to be connected to its association with, a certain person or group or in connection with certain events (prior to or following the acquisition of the Underlying Asset by the Company). In the event that such person, group or event loses public affection, then this may adversely impact the value of the Memorabilia Asset and therefore, the Series of Interests that relate to such Underlying Asset. For example, San Francisco Giants’ outfielder Barry Bonds was on a career path to becoming a first-ballot Hall of Famer due to his home run records. At the turn of the century his game used memorabilia and cards were at a premium. However, steroid use and a poor public image not only put his Hall of Fame election in doubt but also damaged the value of his memorabilia. The same can also be said for a promising rookie whose career either ends prematurely due to injury or does not meet all the early expectations placed on them.

The valuation of a Memorabilia Asset may be negatively affected by the reputation or brand of the manufacturer of Memorabilia Assets.

The Underlying Assets of the Company will consist of Memorabilia Assets from a very wide variety of manufacturers, many of which are still in operation today. The demand for the Underlying Assets, and therefore, each Series of Interests, may be influenced by the general perception of the Underlying Assets that manufacturers are producing today. In addition, the manufacturers’ business practices may result in the image and value of the Underlying Asset produced by certain manufacturers being damaged. This in turn may have a negative impact on the Underlying Assets made by such manufacturers and, in particular, the value of the Underlying Assets and, consequently, the value of the Series of Interests that relate to such Underlying Asset. For example, the reputation of a manufacturer of certain sporting equipment that is used by a prominent player may negatively affect the collectability of such equipment.

Title, authenticity or infringement claims on an Underlying Asset.

There is no guarantee that an Underlying Asset will be free of any claims regarding title and authenticity (e.g., counterfeit, altered, manipulated, or previously stolen items) even after verification through a third-party authenticator, or that such claims may arise after acquisition of an Underlying Asset by a Series of Interests. The Company may not have complete ownership history or records for an Underlying Asset. In the event of a title or authenticity claim against the Company, the Company may not have recourse against the Asset Seller or the benefit of insurance and the value of the Underlying Asset and the Series that relates to that Underlying Asset, may be diminished. Furthermore, the Company and the Underlying Asset could be adversely affected if a piece of memorabilia, such as a sports card, was found to be created without all appropriate consents, such as consent from the athlete or league.

There are risks associated with reliance on third party authenticators.

While there is no guarantee that an Underlying Asset will be free of fraud, we intend to mitigate this risk by having the item graded or authenticated by a reputable firm. In the event of an authenticity claim against an authenticated item, the Company may have recourse for reimbursement from the authenticator, although there can be no guarantee of the Company’s ability to collect or the authenticator’s ability to pay.

Furthermore, authenticators may occasionally make mistakes by either giving their approval or grade to a counterfeit card or piece of memorabilia. Sometimes this mistake is not uncovered until years later when evidence to the contrary surfaces or updated scientific methods are applied. The Company may not have recourse, if such an event occurs, and the value of the Underlying Asset will likely deteriorate. A piece of an Underlying Asset may also be mislabeled by an authenticator such as giving it the wrong year or attributing it to the wrong person, which may adversely affect its value.

Additionally, it is possible that there are unknown issues with an Underlying Asset that are not immediately apparent but arise at a later date. For example, prior storage and display methodologies for an Underlying Asset might have adverse effects that are only apparent at a later date. Even through the asset undergoes an authentication process, there are still scenarios where these issues may not be apparent at the time of authentication. Finally, there is reputational risk of the authenticator, which may fall out of favor with collectors, which may impact the value of all items authenticated by the particular authenticator.

Third party liability.

Each Series will assume all of the ownership risks attached to its Underlying Asset, including third party liability risks. Therefore, a Series may be liable to a third party for any loss or damages incurred by such third party in connection with the Series’ Underlying Asset. This would be a loss to the Series and, in turn, adversely affect the value of the Series and would negatively impact the ability of the Series to make distributions.

An Underlying Asset may be lost or damaged by causes beyond the Company’s control while being transported or when in storage or on display. There can be no guarantee that insurance proceeds will be sufficient to pay the full market value of an Underlying Asset which has been damaged or lost which will result in a material and adverse effect in the value of the related Interests.

Any Underlying Asset may be lost or damaged by causes beyond the Company’s control when in storage or on display. There is also a possibility that an Underlying Asset could be lost or damaged while being exhibited at a public event. Any damage to an Underlying Asset or other liability incurred as a result of participation in these programs, including personal injury to participants, could adversely impact the value of the Underlying Asset or adversely increase the liabilities or Operating Expenses of its related Series of Interests. Further, when an Underlying Asset has been purchased, it will be necessary to transport it to the Asset Manager’s preferred storage location or as required to participate in any public event. An Underlying Asset may be lost or damaged in transit, and transportation, insurance or other expenses may be higher than anticipated due to the locations of particular events.

Although we intend for the Underlying Assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that an Underlying Asset can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value (after paying for any outstanding liabilities including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligations), if any, of the Interests. In the event that damage is caused to an Underlying Asset, this will impact the value of the Underlying Asset, and consequently, the Interests related to the Underlying Asset, as well as the likelihood of any distributions being made by the applicable Series to its Investors.

In addition, at a future date, once developed, the Manager may decide to expand Premium Membership Programs to include the ability of a member in those programs to become the caretaker of Underlying Assets for a certain period of time for an appropriate fee, assuming that the Manager believes that such models are expected to result in higher overall financial returns for all Investors in any Underlying Assets used in such models.  The feasibility from an insurance, safety, technological and financial perspective of such models has not yet been analyzed but may significantly increase the risk profile and the chance for loss of or damage to any Underlying Asset if utilized in such models.

Insurance of Underlying Assets may not cover all losses which will result in a material and adverse effect in the valuation of the Series related to such damaged Underlying Assets.

Insurance of any Underlying Asset may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore a Series’ economic position with respect to its affected Underlying Asset. Furthermore, the Series related to such affected Underlying Assets would bear the expense of the payment of any deductible. Any uninsured loss could result in both loss of cash flow from, and a decrease in value of, the affected Underlying Asset and, consequently, the Series that relates to such Underlying Asset.

Forced sale of Underlying Assets.

The Company may be forced to cause its various Series to sell one or more of the Underlying Assets (e.g., upon the bankruptcy of the Manager) and such a sale may occur at an inopportune time or at a lower value than when the Underlying Assets were first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the Underlying Assets. In addition, there may be liabilities related to the Underlying Assets, including, but not limited to Operating Expenses Reimbursement Obligations on the balance sheet of any Series at the time of a forced sale, which would be paid off prior to Investors receiving any distributions from a sale. In such circumstances, the capital proceeds from any Underlying Asset and, therefore, the return available to Investors of the applicable Series, may be lower than could have been obtained if the Series held the Underlying Asset and sold it at a later date.

Lack of distributions and return of capital.

The revenue of each Series is expected to be derived primarily from the use of its Underlying Asset in public events where the Underlying Asset may be exhibited or in Premium Membership Programs that might be developed.  Premium Membership Programs, however, may not develop with respect to the Company or any Underlying Asset and there can be no assurance that any Premium Membership Programs will be developed or, if they are developed, that they will generate sufficient proceeds to cover fees, costs and expenses with respect to any Series. In the event that the revenue generated in any given year does not cover the Operating Expenses of the applicable Series, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) provide a loan to the Series in the form of an Operating Expenses Reimbursement Obligation, on which the Manager or the Asset Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional amounts.

Any amount paid to the Manager or the Asset Manager in satisfaction of an Operating Expenses Reimbursement Obligation would not be available to Investors as a distribution. In the event additional Interests in a Series are issued, Investors in such Series would be diluted and would receive a smaller portion of distributions from future Free Cash Flows, if any. Furthermore, if a Series or the Company is dissolved, there is no guarantee that the proceeds from liquidation will be sufficient to repay the Investors their initial investment or the market value, if any, of the Interests at the time of liquidation. See “Potentially high storage, maintenance and insurance costs for the Underlying Assets” for further details on the risks of escalating costs and expenses of the Underlying Assets.

Market manipulation or overproduction Market manipulation may be a risk with the Asset Class.

Market manipulation may be a risk with the Asset Class. For example, one trading card manufacturer was caught secretly producing examples of hard to find and valuable cards that were given to its executives. This loss of faith in the company led to a devaluation of the cards involved. Another example is that a modern football and baseball player is issued many uniforms over the course of a season. The more a team issues, the less exclusive said item becomes. Also, many players have exclusive contracts with outlets that sell the players game used uniforms and equipment. There is no way of knowing if a company or player is secretly hoarding items which might be “dumped” in the market at a later date.

Environmental damage could negatively affect the value of an Underlying Asset which will result in a material and adverse effect in the value of the related Interests.

Improper storage may lead to the full or partial destruction of an item. For instance, trading cards, tickets, posters or other paper piece can be destroyed by exposure to water or moisture. Likewise, equipment such as a bat may warp, or a leather glove may grow mold due to exposure to the elements. Autographs that are signed with inferior writing instruments or rendered on an unstable substrate may fade or “bleed,” thereby reducing its value to collectors. Some of the defects may not be initially visible or apparent, for example moisture in a frame, and may only become visible at a later date, at which point the value of the Underlying Asset and in turn the Series may be negatively affected.

Potentially high storage and insurance costs for the Underlying Assets.

In order to protect and care for the Underlying Assets, the Manager must ensure adequate storage facilities, insurance coverage and, if required, maintenance work. The cost of care may vary from year to year depending on changes in the insurance rates for covering the Underlying Assets and changes in the cost of storage for the Underlying Assets, and if required, the amount of maintenance performed. It is anticipated that as the Company acquires more Underlying Assets, the Manager may be able to negotiate a discount on the costs of storage, insurance and maintenance due to economies of scale. These reductions are dependent on the Company acquiring a number of Underlying Assets and service providers being willing to negotiate volume discounts and, therefore, are not guaranteed.

If costs turn out to be higher than expected, this would impact the value of the Interests related to an Underlying Asset, the amount of distributions made to Investors holding the Interests, on potential proceeds from a sale of the Underlying Asset (if ever), and any capital proceeds returned to Investors after paying for any outstanding liabilities, including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligation. See “Lack of distributions and return of capital” for further details of the impact of these costs on returns to Investors.

The general sentiment of underlying fan base may negatively affect the value of memorabilia.

This is particularly prominent in sports memorabilia, but also holds true for memorabilia categories such as movie franchises, musicians, and others.

By example, leagues such as the NBA, MLB, NHL and NFL have a long and reliable fan base. However, events, such as player strikes, general public appeal of a league or a particular sport, may have an impact on the associated Underlying Assets. For instance, the NHL strike of 1994-1995 caused a loss of fan interest. Upstart leagues such as the USFL in football may cause an early interest in memorabilia from that league but may lose interest from lack of success.

Similarly, various forms of Memorabilia Assets go in and out of favor with collectors. For example, there was a renewed interest in soccer within the United States after the U.S. team won the Women’s World Cup in 2012. When there were no further victories on the same scale, the value of and interest in women’s soccer memorabilia generally returned to previous levels.

Risks Related to Ownership of our Interests

Because a market may not develop for interests and there may be limited distributions of Free Cash Flow, in order for Investors to realize a return, the Underlying Asset in a Series must be sold for an amount in excess of the price paid for the asset and that pays the expenses associated with ownership and management of the Underlying Asset by the Series.

As indicated, our Interests are illiquid and a market may not develop for trading Interests. Also, as described in “Lack of distributions and return of capital,” there are substantial risks that utilization of the Underlying Assets will not generate cash flow that will be distributable to Interest holders. Therefore, Interest holders generally will realize their investment return, if any, only upon the sale of the Underlying Asset and distribution of the proceeds to the Interest holders of that Series. As indicated, there are risks associated with the valuation of the Underlying Assets as well as the possible fluctuation of their values over time, which could result in Interest holders receiving less than they originally invested in the Series or, in some cases, a total loss of their investment if the value of an Underlying Asset decreased substantially and/or there were accrued Operating Expenses for which the Manager was required to be reimbursed, thereby deleting the amount pf proceeds, if any, available for Series holders.

As an Investor, you will have limited voting rights.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series of Interests. Investors may not vote on any matter except: (1) the removal of the Manager; (2) the dissolution of the Company upon the for-cause removal of the Manager, and (3) an amendment to the Operating Agreement that would:

·	enlarge the obligations of, or adversely effect, an Interest Holder in any material respect;
·	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;
·	change the situations in which the Company and any Series can be dissolved or terminated;
·	change the term of the Company (other than the circumstances provided in the Operating Agreement); or
·	give any person the right to dissolve the Company.

Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company or a Series of Interests. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an Underlying Asset.

The offering price for the Interests determined by us does not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of the Interests is a derivative result of our negotiations with Asset Sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offering and the acquisition of each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

Future sales, or the perception of future sales, by the Manager or our affiliates in any market that might develop for our Interests following any Offering could cause the market price for our Interests to decline.

After any Offering, the sale of our Interests in any market that might develop, or the perception that such sales could occur, could harm the prevailing market price of Interests. These sales, or the possibility that these sales may occur, also might make it more difficult for us to additional Interests in any Series in the future at a time and at a price that we deem appropriate.

Because securities issued in a Regulation A offering are deemed not to be “restricted securities” for purposes of the U.S. federal securities laws. Therefore, the Interests sold in any Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates, which must be sold only in compliance with the limitations described below in “If you were to be or become an affiliate, your resales if Interests could be restricted.”

If you were to be or become an affiliate, your resales if Interests could be restricted.

Persons acquiring Interests that are or become “affiliates” (such as officers, directors or persons who own large amounts of a class of securities (generally more than 10%)) are subject to the resale limitations of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of Interests that does not exceed the greater of: (i) 1% of the number of Interests then outstanding; or (ii) the average reported weekly trading volume of those Interests (assuming that a market developed that provided a basis for such reporting) during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Additionally, sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale, current public information and notice provisions of Rule 144 that could be difficult to meet, making it extremely difficult for affiliates to resell Interests that they acquire.

The Manager has unlimited discretion to issue additional Interests, which could be for lower than the original offering price are or for no consideration, and which could materially and adversely affect the value of Interests and result in dilution to Investors.

If additional Interests are issued in a particular Series, this would dilute the current value of the Interests of that Series held by existing Investors and the amount of any future distributions payable to such existing Investors. Further, any additional issuance of Interests of a Series could result in dilution of the holders of that Series. Under the Operating Agreement, the Manager has the authority to cause the Company to issue Interests to Investors as well as to other Persons for less than the original offering prices (or for no consideration) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests, which may result in dilution to Investors. See “DILUTION”.

If a market ever develops for the Interests, the market price and trading volume of our Interests may be volatile.

If a market develops for the Interests, the market price of the Interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, any Underlying Asset or any Series, such as reports by industry analysts, Investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of Interests may decline as well.

In addition, fluctuations in operating results of a particular Series or the failure of operating results to meet the expectations of Investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period,  including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest while in escrow.

The funds paid by a subscriber for Interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no Interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering Period. It is also anticipated that subscriptions will not be accepted from prospective Investors located in states where the BOR is not registered as a broker-dealer. If we terminate an Offering prior to accepting a subscriber’s subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except when federal law requires that certain claims be brought in federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by U.S. federal law, a U.S. federal court, as in the case of claims brought under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern our Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to our Operating Agreement and our Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor’s favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Interests, in particular, in relation to the Company, the Manager and the underlying assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Interests.

Consignors and others who contribute Underlying Assets with respect to a Series (who may include affiliates of the Company and the Manager), set prices at which the Underlying Assets would be sold to the Company – and those prices may not be based upon arms-length negotiations and may not fully reflect the value of the Underlying Assets, which often is difficult to determine. Persons who consign or contribute memorabilia to the Company that will comprise Underlying Assets for one or more Series that may be offered by the Company establish the price(s) that the Company will pay for the asset(s). Although the Company intends to endeavor to determine the appropriate market price for each asset being acquired (and therefore the basis for each Series being issued), these prices are often difficult to determine and, when affiliates of the Company or the Manager are the consignors or contributors, these prices will not be determined on an arms-length basis. In these cases, there will be an inherent conflict of interest as the affiliates attempt to maximize the amount that the Company pays for the Underlying Asset. Additionally, the Manager will receive a sourcing fee that is based on a percentage of the price at which an Underlying Asset is sold to the Company, so the Manager also will have an incentive to increase the price paid for the Underlying Asset. The more paid by the Company decreases the likelihood of a positive return on the investment over time.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

Our Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our operating agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company’s interests with their own.  However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company’s financial performance and, consequently, on distributions to Investors and the value of the Interests.  The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Payments from the Company to the Manager, the Asset Manager and their respective employees or affiliates.

The Manager and the Asset Manager will engage with, on behalf of the Company, a number of brokers, dealers, Asset Sellers, insurance companies, storage providers and other service providers and thus may receive in-kind discounts, for example, free shipping or servicing.  In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of the Manager or the Asset Manager and not the Company, or may apply disproportionately to other series of interests. The Manager or the Asset Manager may be incentivized to choose a broker, dealer or Asset Seller based on the benefits they are to receive, or all Series of Interests collectively are to receive rather than that which is best for the Series.

Members of Manager’s management, as well as any expert network and Advisory Board members may often be sports memorabilia dealers and brokers themselves and therefore will be incentivized to sell the Company their own sports memorabilia collectibles at potentially inflated market prices. For example, five of the first six Series of the Company have, as underlying assets, memorabilia that is has been consigned by Zev Partners, Inc. (“Zev Partners”), which is wholly-owned by the Epstein Family Trust under agreement dated December 29, 2017 (the “Epstein Trust”), the beneficiaries of which are the immediate family members of Jason Epstein, our President and founder. Mr. Epstein is the trustee of the Epstein Trust. Because the consignment price is not based upon arms-length negotiations, that may result in the Company paying a higher price for the asset than would be the case if the price were to be established by arms-length negotiations. This would favor Zev Partners rather than the Company and its investors. Additional information with respect to the purchase and sales prices of each of these assets is set forth in “USE OF PROCEEDS AND DESCRIPTION OF THE UNDERLYING ASSETS” below. In certain cases, a member of the Advisory Board could be the Asset Seller and could receive an identification fee for originally locating the asset. In some cases, affiliates of the Manager/Asset Manager may receive Sourcing and other fees for presenting assets to the Company to purchase on behalf of a Series of Interests. The Company’s officers and directors also are investors in Collectable Technologies, Inc., which is the sole member of the Manager/Asset Manager and will benefit, directly or indirectly, by fees paid by the Company or any Series to them, such as sourcing fees, reimbursement of costs and distributions of Free Cash Flow.

Members of the expert network and the Advisory Board may also be Investors, in particular, if they are holding Interests acquired as part of a sale of an Underlying Asset (i.e., as they were the Asset Sellers).  They may therefore promote their own self-interests when providing advice to the Manager or the Asset Manager regarding an Underlying Asset (e.g., by encouraging the liquidation of such Underlying Asset so they can receive a return in their capacity as an Investor).

If the Operating Expenses exceed the revenue from an Underlying Asset and any cash reserves, the Manager has the option to cause the Series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Manager may be incentivized to cause the Series to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Interests to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Series on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Interest Holders than the dilution incurred from the issuance of additional Interests.

Potential future brokerage activity.

Either the Manager or one of its affiliates may in the future register with the Commission as a broker-dealer in order to be able to facilitate liquidity in the Interests. The Manager, or its affiliates, may be entitled to receive fees based on volume of trading and volatility of the Interests and such fees may be in excess of what the Asset Manager receives via the Management Fee or the appreciation in the interests it holds in each series of interests.  Although an increased volume of trading and volatility may benefit Investors as it will assist in creating a market for those wishing to transfer their Interests, there is the potential that there is a divergence of interests between the Manager and those Investors, for instance, if the Underlying Asset does not appreciate in value, this will negatively affect the price of the Interests, but may not adversely affect the profitability related to the brokerage activities of the Manager (i.e., the Manager would collect brokerage fees whether the price of the Underlying Asset increases or decreases).

The Manager’s ownership of multiple series of interests may result in conflicts.

The Manager or its affiliates will acquire interests in each series of interests for their own accounts and may transfer these interests, either directly or through brokers.  While the Manager or its affiliates do not currently intend to transfer these Interests prior to the liquidation of an Underlying Asset, in the future, they may, from time to time, transfer these interests, either directly or through brokers, or otherwise, subject to the restrictions of applicable securities laws and filing any necessary amendment to this Offering Circular. Depending on the timing of the transfers, this could negatively affect the interests held by the Investors (e.g., driving price down because of supply and demand and over availability of interests).  This ownership in each of the series of interests may result in a divergence of interests between the Manager and the Investors who hold only one or certain series of interests (e.g., the Manager or its affiliates, if registered as a broker-dealer with the Commission, may disproportionately market or promote a certain series of interests, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such series of interests).

Allocations of income and expenses as between series of interests might not be truly proportionate.

The Manager may appoint a service provider to service the entire collection of the Underlying Assets  (e.g., storage, insurance, maintenance or media material creation) with respect to a number of sports memorabilia collectibles that comprise the underlying assets.  Although appointing one service provider may reduce cost due to economies of scale, such service provider may not necessarily be the most appropriate for a particular Underlying Asset (e.g., it may have more experience in servicing other assets or asset classes).  In such circumstances, the Manager would be conflicted from acting in the best interests of the underlying assets as a whole or an individual Underlying Asset.

There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series of interests and certain series of interests may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, the Manager would be conflicted from acting in the best interests of the Company as a whole or the individual Series.  While we presently intend to allocate expenses as described in “Description of the Business – Allocations of Expenses”, the Manager has the right to change this allocation policy at any time without further notice to Investors.

Other Conflicting interests of the Manager, the Asset Manager and the Investors.

The Manager or its affiliates are obligated to purchase a minimum of 0.5% of Interests of all offerings, at the same terms as all other Investors. However, the Manager may, in its sole discretion, acquire additional Interests, at the same terms as all other Investors.  If there is a lack of demand for Interests in a particular Series during such Series’ initial offering, the Manager in its sole discretion may acquire (“top-off”) additional Interests (at the same terms as all other Investors) in order for an offering for such Series of Interests to have a Closing. The Manager will engage in such activity in the future if it reasonably believes at such time this to be in the best interests of Investors or potential Investors. Such activity may result in a reduced level of liquidity in the secondary trading market for any Series in which it makes such a decision.

The Manager and the Asset Manager may receive sponsorship from servicing providers to assist with the servicing of certain Underlying Assets.  If sponsorship is not obtained for the servicing of an Underlying Asset, the Investors who hold Interests connected to the Underlying Asset requiring servicing would bear the cost of the fees. The Manager or the Asset Manager may in these circumstances, decide to carry out a different standard of service on the Underlying Asset to preserve the expenses which arise to the Investors and therefore, the amount of Management Fee the Asset Manager receives.  The Manager or the Asset Manager may also choose to use certain service providers because they get benefits from giving them business, which do not accrue to the Investors.

The Manager will determine whether to liquidate the Underlying Asset, should an offer to acquire the whole Underlying Asset be received. As the Manager, Asset Manager or their respective affiliates, if registered as a broker-dealer with the Commission, would receive fees on the trading volume in the Interests connected with an underlying asset, they may be incentivized not to realize such underlying asset even though Investors may prefer to receive the gains from any appreciation in value of such underlying asset. Furthermore, when determining to liquidate an underlying asset, the Manager will do so considering all the circumstances at the time, this may include obtaining a price for an underlying asset that is in the best interests of a substantial majority but not all the Investors.

The Manager may be incentivized to use more popular Memorabilia Assets at public events, including those that may be a part of any Premium Membership Programs that are developed as this may generate higher Free Cash Flow to be distributed to the Asset Manager, an affiliate of the Manager, and Investors in the Series associated with that particular Underlying Asset.  This may lead certain Underlying Assets to generate lower distributions than the Underlying Assets of other Series of Interests.  The use of Underlying Assets at the such public events could increase the risk of the Underlying Asset getting damaged and could impact the value of the Underlying Asset and, as a result, the value of the related Series of Interests.  The Manager may therefore be conflicted when determining whether to use the Underlying Assets at a public event to generate revenue or limit the potential of damage being caused to them.

In addition, Collectable Technologies, Inc., may participate in or conduct activities that one might consider related to an Underlying Asset but for which the Series might receive little or no compensation. As an example, if a sports celebrity made an appearance at which admission was charged and a Series owned one or more items of memorabilia associated with that celebrity that were to be exhibited at the event, the Manager would determine, in its discretion, what payment would be made to the Series to be allowed to exhibit the item. That amount would not be determined on an arms-length basis and could result in a payment to the Series that did not represent the fair value of exhibiting the item or in no payment at all. In contrast, if merchandise (e.g., shirts, cups) were produced using the image of the item, amounts attributable to the sales of that merchandise would be payable to the Series and available, to the extent determined by the Manager, for distribution as Free Cash Flow. The use of Underlying Assets at the such public events also could increase the risk, at the potential expense of the holder of Interests, that an Underlying Asset could be damaged and affect the value of the Underlying Asset and, as a result, the value of the related Series of Interests.  The Manager/Asset Manager may be conflicted when determining whether to use the Underlying Assets at a public event to generate revenue that might disproportionately benefit Collectable Technologies, Inc. rather than the Series holders.

The Manager has the ability to unilaterally amend the Operating Agreement and allocation policy.  As the Manager is party, or subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as manager of the Company or the Series or may amend it in a way that is not beneficial for all Investors. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to its Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors.  See “Description of the Interests Offered” for more information.

Manager’s Fees and Compensation.

None of the compensation set forth under “Compensation of the Manager” was determined by arms’ length negotiations. Investors must rely upon the duties of the Manager of good faith and fair dealing to protect their interests, as qualified by the Operating Agreement. While the Manager believes that the consideration is fair for the work being performed, there can be no assurance made that the compensation payable to the Manager will reflect the true market value of its services.

Fees for arranging events or monetization in addition to the Management Fee.

As the Manager will acquire a percentage of each series of interests, it may be incentivized to attempt to generate more earnings with those underlying assets owned by those series of interests in which it holds a greater stake.

Although we currently have no plans to develop a liquidity platform that would allow trading in the Interests, were we to do so, any profits generated from such a platform (e.g., through advertising and from issuing additional interest in underlying assets) and from issuing additional Interests in Underlying Assets will be for the benefit of the Manager and Asset Manager ((e.g., Sourcing Fees) and, therefore, Collectable Technologies, Inc and its investors. In order to increase its revenue stream, the Manager may therefore be incentivized to issue additional series of interests and acquire more underlying assets rather than focus on monetizing any underlying assets already held by existing series of interests.

Conflicts between the Advisory Board and the Company.

The Operating Agreement of the Company provides that the resolution of any conflict of interest approved by the Advisory Board shall be deemed fair and reasonable to the Company and the Members and not a breach of any duty at law, in equity or otherwise.  As part of the remuneration package for Advisory Board members, they may receive an ownership stake in the Manager. This may incentivize the Advisory Board members to make decisions in relation to the underlying assets that benefit the Manager rather than the Company.

As a number of the Advisory Board members are in the sports memorabilia collectibles industry, they may seek to sell collectibles to, acquire collectibles from, or service collectibles owed by, the Company.

Conflicts between the Legal Counsel, the Company and the Collectable Parties.

The counsel of the Company (“Legal Counsel”) is also counsel to the Manager, the Asset Manager and their respective affiliates and may serve as counsel with respect to other series of interests (collectively, the “Collectable Parties”).  Because Legal Counsel represents both the Company and the Collectable Parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the Collectable Parties, Legal Counsel may represent the Collectable Parties and not the Company or the Series. Legal Counsel may, in the future, render services to the Company or the Collectable Parties with respect to activities relating to the Company as well as other unrelated activities.  Legal Counsel is not representing any prospective Investors of any Series Interests in connection with this Offering and will not be representing the members of the Company other than the Manager, although the prospective Investors may rely on the opinion of legality of Legal Counsel provided as Exhibit 12.1. Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in any Series that we offer.

Our affiliates’ interests in other Collectable Parties.

The officers and directors of Collectable Technologies, Inc., which is the sole member of the Manager and as well as the Asset Manager for the Company, are also officers and directors and/or key professionals of other Collectable Parties. These persons have legal obligations with respect to those entities that are similar to their obligations to us. As a result of their interests in other Collectable Parties, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time among us and other Collectable Parties and other business activities in which they are involved. These separate entities all require the time and consideration of Collectable Technologies, Inc. and affiliates, potentially resulting in an unequal division of resources to all Collectable Parties. However, we believe that Collectable Technologies, Inc. has sufficient professionals to fully discharge all responsibilities to the Company and each Series.

DILUTION

Dilution means a reduction in value, control or earnings of the Interests the Investor owns.  There will be no dilution to any Investors associated with any Offering. However, from time to time, additional Interests in the Series offered under this Offering Circular may be issued in order to raise capital to cover the applicable Series’ ongoing operating expenses. See “Description of the Business – Operating Expenses” for further details. In addition, the Operating Agreement gives the Manager the authority to cause the Company to issue Interests to Investors as well as to other Persons for less than the original offering price (or for no consideration) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests, which may result in dilution to Investors.

The Manager must acquire a minimum of 0.5% of the Interests (which may be through acceptance of Interests in satisfaction of all or a portion of the fees that may be due the Manager) in connection with any Offering, however, the Manager, in its sole discretion, may acquire greater than 0.5% of the Interests in any Offering. In all circumstances, the Manager or its affiliated purchase will pay the price per share offered to all potential Investors hereunder.

USE OF PROCEEDS AND DESCRIPTIONS OF UNDERLYING ASSETS

The following pages describe the use of proceeds and the Underlying Assets for the six Series currently being offered by the Company. As additional Memorabilia Assets are located and marketed by the Company or, as the final prices for any of the Underlying Assets are established, this Offering Circular will be amended or supplemented, as appropriate.

SERIES #RUTHGEHRIGBALL

1930’s dual signed baseball by Babe Ruth & Lou Gehrig

Use of Proceeds - SERIES #RUTHGEHRIGBALL

The following illustrates the estimated use of proceeds of this Offering (including from Series #RUTHGEHRIGBALL Interests acquired by the Manager) if the Total Minimum ($72,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $63,000:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$63,000	87.50%
Broker Dealer & Escrow (1)	$2,204	3.06%
Legal	$1,250	1.74%
Marketing & Re-Authentication	$1,000	1.39%
Offering Expenses	$1,000	1.39%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$600	0.83%
Sourcing Fee (cash portion)(3)	$1,890	2.63%
Total Fees and Expenses	$7,944	9.98%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,056	2.21%
Total Proceeds	$72,000	100%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #RUTHGEHRIGBALL Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 35 units, which represents the portion ($1,260) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (10 units) for $360. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	7/7/2020
Expiration Date of Agreement	2/28/2021
Selling Entity	Zev Partners(1)
Total Sourcing Fee as a percentage of Consignment Price	5%
Sourcing Fee Payable in Cash	3%
Sourcing Fee Payable in Series Equity Interest	2%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Asset for $50,000. Zev Partners based the consignment price that it would accept on a professional appraisal performed on December 26, 2019 that reported the retail value of the Underlying Asset was $75,000. In the example set forth above, Zev Partners would realize a profit of $13,000.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #RUTHGEHRIGBALL

Investment Overview

·	Upon completion of the Series #RUTHGEHRIGBALL Offering, Series #RUTHGEHRIGBALL will purchase a 1930’s dual signed baseball by Babe Ruth & Lou Gehrig (The “Series Babe Ruth and Lou Gehrig Signed Ball” or the “Underlying Asset” with respect to Series #RUTHGEHRIGBALL, as applicable), the specifications of which are set forth below.
·	Babe Ruth, byname of George Herman Ruth, Jr., also called the Bambino and the Sultan of Swat, was an American professional baseball player. Ruth has been called an American original, undoubtedly the game’s first great slugger and the most celebrated athlete of his time.

·	Over the course of his career, Ruth broke baseball's most important slugging records, including most years leading a league in home runs, most total bases in a season, and highest slugging percentage for a season.

·	Ruth was a major figure in revolutionizing and revitalizing America’s national game from a massive public disillusionment following the Black Sox Scandal of 1919.

·	Ruth primarily played right field for the New York Yankees. His career spanned from 1914-1935.

·	During Ruth’s career, he won seven World Series championships and one Most Valuable Player award. He was inducted into baseball’s Hall of Fame, a Monument Park honoree, and a member of Major League Baseball’s All-Century Team and All-Time Team.

·	Lou Gehrig, byname of Henry Louis Gehrig, was a stalwart New York Yankees first baseball. Gehrig is chiefly known for playing in 2,130 consecutive games for the Yankees, a magnificent streak long thought to have been unbreakable, until Cal Ripken, Jr. came along.

·	Gehrig wore uniform number four, because he hit behind Babe Ruth, number three. One of the most magnificent hitters and run producers in history, Gehrig was always overshadowed by Ruth, who was not only an unparalleled hitter, but was as outgoing and flamboyant as Gehrig was reserved and quiet.

·	During Gehrig’s 17 seasons, the Yankees won seven pennants and six World Series championships. He was voted the greatest first baseball of all time by the Baseball Writers Association of America, honored with a United States postage stamp, and was the leading vote-getter for Major League Baseball’s All Century Team.

·	After Gehrig suffered and died from a mysterious neuromuscular disease, amyotrophic lateral sclerosis, or ALS, the disease later became known as “Lou Gehrig’s Disease.”

·

Ruth and Gehrig were teammates with the New York Yankees from 1925-1934, forming one the most formidable tandems in baseball history. The powerful and potent lineup anchored by Ruth and Gehrig became known as “Murderers’ Row.”

Asset Description

Overview and authentication

·	The official major league baseball is signed by Babe Ruth and Lou Gehrig at the peak of their fame when they formed a dynamic duo as part of the New York Yankees legendary Murderers’ Row.

·	Because Ruth followed Gehrig in the Yankees lineup, and both were two of the fiercest sluggers in history, their legends are forever intertwined. A baseball signed by both players is highly collectible.

·	The official National League baseball dates to 1933 because reference guides indicate that it was manufactured from 1926 through 1933 and it bears a stamp on the side of William Bramham, the Minor League President starting in 1933.

·	The underlying asset has been authenticated by PSA/DNA (certification number: AH05008) and Beckett Authentication (A17335), two leading authentication companies.

Notable Features:

·	Ruth and Gehrig autographs in tandem on the same ball are relatively rare because Gehrig, due to shyness, was a much less common signer than Ruth.

·	Both authentication companies gave the ball high numerical grades on scales of one to ten. PSA/DNA gave the overall ball’s condition and the strength of the autographs a combined 7.5 (the equivalent of a near mint plus). Beckett graded the Ruth an 8 (near mint/mint) and the Gehrig 7 (near mint). Due to the tendency of vintage autographs to fade and balls to show handling, these are exceptionally high grades.

·	The Underlying Asset retails all the original manufacturer’s sharp stamping indicating it was the best ball money could buy at the time because it was used at the highest level of professional baseball.

·	The Underlying Asset includes the original box containing the ball, a rare and desirable addition. These boxes were usually thrown away.

Notable Defects:

The underlying asset shows signs of wear consistent with its age and condition grade from PSA/DNA and Beckkett.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series Ruth and Gehrig Signed Ball going forward.

SERIES #CURRYBASKET

2009-2010 Stephen Curry National Treasure Rookie Card AND 2009-2010 Tops Gold and Base Stephen Curry Rookie Cards

Use of Proceeds – SERIES #CURRYBASKET

The following illustrates the estimated use of proceeds of this Offering (including from Series #CURRYBASKET Interests acquired by the Manager) if the Total Minimum ($40,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $33,000:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$33,000	82.50%
Broker Dealer & Escrow (1)	$1,893	4.73%
Legal	$1,250	3.13%
Marketing & Re-Authentication	$1,000	2.50%
Offering Expenses	$1,000	2.50%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$400	1.0%
Sourcing Fee (cash portion)(3)	$990	2.48%
Total Fees and Expenses	$6,533	16.33%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$467	1.17%
Total Proceeds	$40,000	100%

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #CURRYBASKET Sellers.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 33 units, which represents the portion ($660) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (10 units) for $200. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	7/7/2020
Expiration Date of Agreement	2/28/2021
Selling Entity	Zev Partners(1)
Total Sourcing Fee as a percentage of Consignment Price	5%
Sourcing Fee Payable in Cash	3%
Sourcing Fee Payable in Series Equity Interest	2%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Assets for $28,900. Zev Partners based the consignment price that it would accept on publicly available sales data of comparable items. In the example set forth above, Zev Partners would realize a profit of $4,100.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

Description of SERIES #CURRYBASKET

Investment Overview

·	Upon completion of the Series #CURRYBASKET Offering, Series #CURRYBASKET will purchase three assets: a 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99, a 2009 Topps Gold Basketball Stephen Curry Rookie RC #321, and a 2009 Topps Basketball Stephen Curry Rookie RC #321 (The “Underlying Assets” with respect to Series #STEPHCURRY, as applicable), the specifications of which are set forth below.
·	Wardell Stephen “Steph” Curry II was drafted 7th overall by the Golden State Warriors in the 2009 NBA Draft, and has remained with the Warriors until present. His remarkable career achievements include three NBA championships, two NBA Most Valuable Player Awards, six NBA All Star selections and three All-NBA First Team awards.
·	He is commonly cited as one of the greatest shooters in NBA history and is credited with revolutionizing the game of basketball by inspiring teams to regularly utilize the three-point shot. Curry has set the record for most three pointers made in a regular season three times, and currently ranks third all-time in NBA history.
·	Curry had a prodigious collegiate career at little-known Davidson College. There, he was twice named Southern Conference Player of the Year and set the all-time scoring record for both Davidson and the Southern Conference.
·	We value the 2009-2010 Playoff National Treasures card at $30,000, the 2009-2010 Topps Gold at $2,000, and the 2009-2010 Topps Base at $1,000, amounting to a total cash value of assets of $33,000.

Asset Description

Overview and authentication

·	The 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99 only produced 99 copies, making it the rarest of Curry rookie cards in circulation.
·	The 2009-2010 Playoff National Treasures card contains a jumbo patch piece occupying a good third of the card’s front. In addition, the card contains an on-card signature in blue link below the Golden State Warriors patch. Additionally, Curry is pictured in his Warriors gear, compared to Upper Deck’s high-end take which features him in his collegiate uniform.
·	The 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99 was authenticated and graded by PSA. It received a PSA 8 NM-MT grade.
·	The 2009-2010 Topps Gold Basketball Stephen Curry Rookie RC #321 is a limited edition gold border rookie base card, with only 2009 in circulation. This card is #1146 out of 2009. The previous owner had the card hand signed by Stephen Curry through Steiner Sports. The autograph has been validated by SGC with an “A” meaning the autograph is authentic.
·	The 2009-2010 Topps Base Basketball Stephen Curry Rookie RC #321 was also hand signed by Stephen Curry through Steiner Sports. The autograph has been validated and graded by SGC, with an “A” meaning the autograph is authentic and an auto grade of “9”.

Notable Features:

·	The 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99 contains a patch of his Golden State Warriors jersey on the front of the card, with a blue signature below it. Stephen Curry, written out in script, appears above the jersey patch. The top quadrant of the card contains a picture of Curry in his Warriors jersey. The card contains a black and white trim.
·	The 2009-2010 Topps Basketball Stephen Curry Rookie RC #321 displays a picture of Curry smiling. The photo shows him during his rookie year, wearing a white Warriors warm-up shirt. The Gold edition contains a gold border, while the base card has a white border.

Notable Defects:

The underlying assets show signs of wear consistent with their age and condition grade from PSA, SGC and SGC, respectively.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #CURRYBASKET going forward.

SERIES #LEBRONROOKIE

2003 SP Authentic LeBron James Rookie Card

Use of Proceeds – SERIES #LEBRONROOKIE

The following illustrates the estimated use of proceeds of this Offering (including from Series #LEBRONROOKIE Interests acquired by the Manager) if the Total Minimum ($50,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $42,500:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$42,500	85.00%
Broker Dealer & Escrow (1)	$1,992	3.98%
Legal	$1,250	2.50%
Marketing & Re-Authentication	$1,000	2.0%
Offering Expenses	$1,000	2.0%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$425	0.85%
Sourcing Fee (cash portion)(3)	$1,275	2.55%
Total Fees and Expenses	$6,942	13.88%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$559	1.12%
Total Proceeds	$50,000	100%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #LEBRONROOKIE Sellers.

(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.

(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 34 units, which represents the portion ($850) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (10 units) for $250. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	7/7/2020
Expiration Date of Agreement	2/28/2021
Selling Entity	Zev Partners (1)
Total Sourcing Fee as a percentage of Consignment Price	5%
Sourcing Fee Payable in Cash	3%
Sourcing Fee Payable in Series Equity Interest	2%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Asset for $21,000. Zev Partners based the consignment price that it would accept on publicly available sales data of nearly identical items. In the example set forth above, Zev Partners would realize a profit of $21,500.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #LEBRONROOKIE

Investment Overview

·	Upon completion of the Series #LEBRONROOKIE Offering, Series #LEBRONROOKIE will purchase a 2003 SP Authentic LeBron James Rookie Card (The “Series LEBRONROOKIE” or the “Underlying Asset” with respect to Series #LEBRONROOKIE, as applicable), the specifications of which are set forth below.

·	LeBron James, also called King James, is an American professional basketball player. James is frequently discussed as one of the greatest basketball players of all time, and certainly one of America’s most influential and popular athletes of his generation.

·	Over the course of his career, James has won three NBA championships, three NBA Finals MVP awards, and four NBA’s Most Valuable Player awards. while playing for the Cleveland Cavaliers, Miami Heat and Los Angeles Lakers.

·	James is the three-time AP Athlete of the Year and two-time Sports Illustrated Sportsperson of the Year.

·	James has played for three teams during his career, the Cleveland Cavaliers, Miami Heat and Los Angeles Lakers, and his playing career has spanned from 2003-present.

·	James has taken a vocal stance against social issues like racial inequality, police shootings, and even political affairs, and has empowered other athletes to use their platform in similar ways.

·	In 2010, James made a controversial decision to leave his hometown Cleveland Cavaliers to play for the Miami Heat, a nationally televised announcement deemed “The Decision.” After winning two championships with the Heat, LeBron triumphantly returned to the Cavaliers and brought the city of Cleveland its first major professional sports championship since 1964, and the first-ever championship won by the Cleveland Cavaliers franchise.

Asset Description

Overview and authentication

·	The 2003 SP Authentic #148 LeBron James AU Rookie Card is one of the most desired of LeBron’s rookie productions. Only 500 of its kind were produced.

·	The card features LeBron James in his dunk pose while playing for the Cleveland Cavaliers. The card is signed by James in blue ink across the bottom center of the card.

·	The underlying asset has been authenticated by Beckett (003865873). The card received a 9.5 with subgraded 10, 9.5, 9.5, 9. The autograph received a grade of 10.

·	LeBron James has recently surpassed Michael Jordan on the all-time scoring list, cementing his legacy as one of the greatest and most investable athletes in history.

Notable Features:

·	This LeBron Rookie Card is one of the most coveted, rare, and pristine in circulation. Only 500 of its kind were produced.

·	Limited Edition rookie card with only 500 produced. This particular card is #218 of 500.

·	The autograph received a percent 10 grade, and is beautifully stuck in blue ink.

Notable Defects:

The underlying asset shows signs of wear consistent with its age and condition grade from Beckett.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #LEBRONROOKIE going forward.

SERIES #KAWHIBASKET

2012 Panini Prizm PSA 10 Kawhi Leonard Rookie Cards – 30x

Use of Proceeds – SERIES #KAWHIBASKET

The following illustrates the estimated use of proceeds of this Offering (including from Series #KAWHIBASKET Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($42,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $34,650:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$34,650	82.50%
Broker Dealer & Escrow (2)	$1,905	4.54%
Legal	$1,250	2.98%
Marketing & Re-Authentication	$1,000	2.38%
Offering Expenses	$850	2.02%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$600	1.43%
Sourcing Fee (cash portion)(4)	$1,040	2.48%
Total Fees and Expenses	$6,645	15.82%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$705	1.68%
Total Proceeds	$42,000	100%

(1)	The price that the seller/consignor has established for this asset is $63,000. The seller will contribute the asset to the Series in exchange for 945 Interests in the Series, which represents 45% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 55% of the agreed-upon price ($63,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #KAWHIBASKET Sellers.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 42 units, which represents the portion ($1,260) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (7 units) for $210. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table
Agreement Type	Consignment
Date of Agreement	9/25/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Zev Partners (1)
Total Sourcing Fee as a percentage of Consignment Price	5%
Sourcing Fee Payable in Cash	3%
Sourcing Fee Payable in Series Equity Interest	2%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Asset for $10,300. Zev Partners based the consignment price that it would accept on publicly available sales data of nearly identical items. In the example set forth above, Zev Partners would realize a profit of $52,700 (assuming that the value of the 45% interest in the Series is $28,350).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses, (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #KAWHIBASKET

Investment Overview

·	Upon completion of the Series #KAWHIBASKET Offering, Series #KAWHIBASKET will purchase thirty unique Kawhi Leonard 2012 Panini Prizm Rookie Cards, all graded PSA 10.

·	Kawhi Leonard is an American professional basketball player. Leonard is frequently discussed as one of the most clutch and well-rounded basketball players in NBA history.

·	Over the course of his career, Leonard has won two NBA championships, two NBA Finals MVP awards, four-time NBA All-Star selection, two-time All-NBA First Team, and two-time NBA Defensive Player of the Year.

·	Leonard was the 15th overall pick in the 2011 draft by the Indiana Pacers, but was traded that night to the San Antonio Spurs.

·	After seven seasons with the Spurs, Leonard was traded to the Toronto Raptors. He led the Raptors to their first NBA championship in franchise history. He subsequently moved to Los Angeles and signed with the Los Angeles Clippers as a free agent in July 2019.

Asset Description

Overview and authentication

·	Series #KAWHIBASKET represents a collection of thirty Kawhi Leonard 2012-2013 Panini Prizm Rookie Cards, all graded PSA GEM-MT 10. Serial numbers for each individual asset is listed in the table below.

·	The 2012 Panini Prizm Rookie Cards are a coveted and valuable collectors item.

·	The cards feature Kawhi Leonard in his black, white and silver Spurs jersey palming the ball in his right hand.

·	2012-2013 was the first production run for Panini Prizm cards, a popular line which has continued to expand, adding another notable element to its significance.

·	The make-up of the original 2012-2013 Prizm is unique and primitive compared to more contemporary vintages of this category. For example, the 2018-10291 Panini Prizm set has over 30 parallels. Kawhi Leonard’s 2012-2013 Prizm RC has just three.

·	Kawhi Leonard’s historic NBA finals run with the Toronto Raptors, and his recent move to Los Angeles, has elevated his stature as a premier investable athlete.

·	According to PSAcard.com, there are only 766 Kawhi Leonard 2012 Panini Prizm GEM-MT 10’s in population. This offering represents thirty of them.

·	We estimate the value of each card to be between $2,100 per card, based on recent sales transactions.

Serial Numbers of Each Asset within Series #KAWHIBASKET (all PSA 10 GEM-MT 2012-2013 Panini Prizm RC’s)

42148573	26067512
28428122	25716186
27158291	42148547
26366481	27672083
26631487	26366459
26366475	27158289
27158429	27158292
27610752	25114006
28178495	27947215
27589591	28428121
27871423	28268006
28428126	42574748
42655479	26155154
28428128	27947208
25514989	28712083

Notable Features:

·	According to PSA’s Population Report, there are 7,154 Kawhi Leonard 2012 Panini Prizm’s in circulation, but only 766 graded PSA GEM-MT 10.

·	This offering contains 30 PSA GEM-MT 10 Kawhi Leonard 2012-2013 Panini Prizm cards.

Notable Defects:

The underlying asset shows signs of wear consistent with its age and condition grade from PSA.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #KAWHIBASKET going forward.

SERIES #MANTLEMINT1953

1953 Topps Mickey Mantle – PSA 10 GEM MINT

Use of Proceeds - SERIES #MANTLEMINT1953

The following illustrates the estimated use of proceeds of this Offering (including from Series #MANTLEMINT1953 Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($1,000,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $930,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$930,000	93.00%
Broker Dealer & Escrow (2)	$10,570	1.06%
Legal	$1,250	0.13%
Marketing & Re-Authentication	$11,700	1.17%
Offering Expenses	$1,000	0.10%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$20,000	2.00%
Sourcing Fee (cash portion)(4)	$23,250	2.33%
Total Fees and Expenses	$67,770	6.78%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$2,230	0.22%
Total Proceeds	$1,000,000	100%

(1)	The price that the seller/consignor has established for this asset is $2,325,000. The seller will contribute the asset to the Series in exchange for 55,800 Interests in the Series, which represents 60% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 40% of the agreed-upon price ($930,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #MANTLEMINT1953 Sellers

(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 3,720 units, which represents the portion ($93,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (200 units) for $5,000. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	7/10/2020
Expiration Date of Agreement	12/1/2020
Selling Entity	Evan Mathis
Total Sourcing Fee as a percentage of Consignment Price	5%
Sourcing Fee Payable in Cash	1%
Sourcing Fee Payable in Series Equity Interest	4%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Mathis rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The consignment price was determined using comps of other high profile, high graded Mickey Mantle cards. The last recorded sale of a 1952 Topps Mickey Mantle PSA 9 was in April 2018 for $2,880,000. A 1952 PSA 10, according to many seasoned collectors, is worth $10,000,000. Mantle Topps 1952's come at a premium, as 1952 is his rookie card, to the 1953 Topps Mantle cards; however, the underlying asset in Series #MantleMint1953 is more rare than the 1952 Topps PSA 9. According to PSA Population reports, there are six 1952 Topps Mickey Mantle PSA 9's in circulation. Comparatively, there are only two 1953 Topps Mickey Mantle PSA 10's in circulation. The asset seller acquired the Underlying Asset for $1,150,000. In the example set forth above, the asset seller would realize a “profit” of $1,175,000 (assuming that the value of the 60% interest in the Series is $1,395,000).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #MANTLEMINT1953

Investment Overview

•	Upon completion of the Series #MANTLEMINT1953 Offering, Series #MANTLEMINT1953 will purchase a 1953 Topps baseball card of Mickey Mantle. (The “Series Mickey Mantle Card” or the “Underlying Asset” with respect to Series #MANTLEMINT1953, as applicable), the specifications of which are set forth below.

•	Mickey Mantle is the most beloved post-war player and rivals Babe Ruth in all-time popularity. His cards and memorabilia command some of the highest prices of any sports collectibles.

•	Mantle’s numbers jump off his Hall of Fame plaque: “Hit 536 Home Runs. Won League Homer Title and Slugging Crown Four Times. Made 2415 Hits. Batted .300 or Over in Each of Ten Years With Top of .365 in 1957. Voted Most Valuable Player 1956-57-62. Named on 20 A.L. All-Star Teams.”

•	Mantle was the linchpin of the Yankee’s epic dynasty during the 1950s and early 1960. He collected seven World Championship rings while hitting a record 18 World Series home runs.

•	The Mick was a classic five-tool player with a unique ability to hit for power and average, run fast, throw far, and field well. He was as perfect a player as the 1953 Topps is a perfect card.

•	Some see Mantle as Goliath, Davey Crockett, John Wayne and Joe DiMaggio all rolled up into one American hero, ably assisted by his almost supernatural hitting power that led to a bevy of tape measure home runs. His 560-foot home run is the furthest anyone has hit in the game’s history.

•	He symbolized the 1950s —a period of American exceptionalism, peace, and prosperity and the golden era of baseball when all three New York teams dominated the country’s national pastime.

•	The Commerce Comet’s humble origins from small-town America to the heights of fame and fortune are the stuff of the American Dream.

•	Starting in the late 1970s, Mantle ushered in the sports collectible craze through his autograph appearances and the soaring value of his early baseball cards.

 Asset Description

Overview and authentication

•	The 1953 Topps Mickey Mantle has been designated a gem mint 10 on a scale of one to ten by PSA, the sports collectible industry’s top grading company. Only one other exists in the world, compared to three 1952 Topps Mantle cards.

•	The mint PSA 9 mint Mantle has soared in value from $88,000 in 2009 to $396,000 in 2019. It is five times more common than the PSA 10.

•	The 1953 Topps is his most iconic card besides the 1952 Topps and 1951 Bowman, owing to its distinctive and beautiful artwork.

•	Many collectors believe that the 1953 Topps is Mantle's best-looking card. It also emanates from his rookie era.

•	In 1989, Marriott paid $121,000 (the equivalent of $250,000 today) for the original 3 1/4 x 1/2 inch artwork for the card to display it across the country.

•	The 1953 set is the only mainstream card that is illustrated by Topps which has produced cards since 1951. “Mantle's deep stare into the distance mixed with the color scheme of blues and reds give this card a classy look and feel,” wrote one hobby writer. “The facsimile autograph in red adds a nice touch, as well.”

•	The card is a “short print,” meaning it was produced in far fewer quantities than other cards.

•	The 1953 Topps set is one of the most condition sensitive because of its design. The notable red name plate is prone to chipping and wear. The smallest nicks and dings expose the white paper stock beneath.

•	The PSA 10 Mantle originated from an incredibly pristine 1953 hoard in Canada found by pioneering card dealer Alan “Mr. Mint” Rosen. It was later acquired by a connoisseur who collected the best of the best. After PSA graded it a perfect 10 in 2015, long time collector and dealer Tony Arnold of TonyeTrade.com sold it to Super Bowl champion and memorabilia collector Evan Mathis.

Notable Features:

•	Print standards were inferior back then, so the centering seldom achieves 50/50 proportion that would yield a perfect grade as this one has. Most 1953 Topps have borders favoring one side. The print focus and registration is flawless, too. There is no speckling in the blue, as is often case with this card. The card’s overall freshness and gloss makes it appear as though it was just pulled from a pack, showing no wear to the edges and four razor-sharp corners. It has been perfectly preserved since the year it was made.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MANTLEMINT1953 going forward.

SERIES #JORDANPSA10

1986-1987 Fleer #57 Rookie Card of Michael Jordan, PSA Gem Mint 10

Use of Proceeds - SERIES #JORDANPSA10

 The following illustrates the estimated use of proceeds of this Offering (including from Series #JORDANPSA10 Interests acquired by the Manager) if the Total Minimum ($100,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $87,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$87,000	87.00%
Broker Dealer & Escrow (1)	$2,086	2.09%
Legal	$1,250	1.25%
Marketing & Re-Authentication	$1,000	1.00%
Offering Expenses	$2,250	2.25%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,050	1.05%
Sourcing Fee (cash portion)(3)	$4,350	4.35%
Total Fees and Expenses	$11,986	11.99%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,014	1.01%
Total Proceeds	$100,000	100%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #JORDANPSA10 Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 87 units, which represents the portion ($870) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (50 units) for $500. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	9/14/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Chris Allen
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Mathis rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The consignment price has been determined based on recent public transactions of similar items. For example, as of the date of this Offering Circular, the most recent Jordan ’86 Fleer Rookie card graded 10 by PSA sold for $93,480 at Goldin Auctions on August 23, 2020. The asset seller acquired the Underlying Asset for $37,877.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #JORDANPSA10

Investment Overview

•	Upon completion of the Series #JORDANPSA10 Offering, Series #JORDANPSA10 will purchase a 1986-1987 Fleer #57 Rookie Card of Michael Jordan (The “Underlying Asset” with respect to Series #JORDANPSA10, as applicable), the specifications of which are set forth below.
•	Michael Jordan debuted with the Bulls in the 1984-1985 season and played with the team until the end of the 1993-1994 NBA season during which time he led the Bulls to three NBA Championships, when he retired for the first time to play Minor League Baseball. He then came out of retirement and returned to the Bulls from 1995 – 1998, leading the team to another three additional NBA Championships, before retiring for the second time. He came out of retirement again and played for the Washington Wizards, until the end of his NBA career, from 2001 to 2003.
•	Michael Jordan had a career average of 30.1 points per game, setting an NBA record that still stands today.
•	During Michael Jordan’s career, he won six NBA championships (tied for ninth in NBA history) and was awarded five Most Valuable Player awards (tied for second in NBA history).
•	As his Basketball Hall of Fame biography reads, “Jordan embodied greatness on the court and redefined superstar athlete off it. His unmistakable style - the wagging tongue, the baggy shorts, the signature line of sneakers - helped make the 14-time All Star the most recognizable person on the planet.”

 Asset Description

Overview and authentication

•	The 1986-1987 Fleer #57 Rookie Card of Michael Jordan was printed as part of a set of 132 cards.
•	1986-87 Fleer Basketball is one of the most important sports card sets of all-time. The Michael Jordan Rookie Card is one of the most desired and important cards of all time.
•	Due to the popularity of ESPN’s documentary “The Last Dance”, Jordan related sports memorabilia and cards have been some of the best performing items in 2020.
•	The 1986-87 Fleer #57 Michael Jordan Rookie Card has certainly benefited from “The Last Dance”. In mid-April 2020, a PSA 10 sales record was set with a $51,600 sale. A mere 36 days later, a new PSA 10 record was set - $99,630. On August 23, 2020, a PSA 10 sold for $93,480 at Goldin Auctions.
•	The cards have a distinct design highlighted by borders that are red, white and blue. A thin yellow frame holds in both the player photo and nameplate. The bottom of the card has the player's name, team and position. The crown-style Fleer logo appears at the top of the card with a small ribbon that reads "Premier," highlighting the fact that it's the company's first basketball card set.

Notable Features:

•	The face of the card features a picture of Michael Jordan in a Chicago Bulls Jersey holding a basketball in his right hand above the hoop in midair with another player beside him from the opposing team. The face of the card features the player’s name, team and position along with the Fleer logo in the upper right-hand corner. The border of the card is red, blue and white. The background shows the blurred image of the crown in attendance.
•	The reverse side of the card shows the card number 57 of 132 in the top right corner and the company name and logo in the top left corner. The team name and logo are prominently displayed in the center of the card above the players name in bold. Below that is the players DOB, height, weight, and college. In the center of the card in white are statistics from 1984-85 and 1985-1986.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #JORDANPSA10 going forward.

SERIES #COBBMINTE98

1910 E98 Ty Cobb Red PSA 10 GEM MINT

Use of Proceeds - SERIES #COBBMINTE98

 The following illustrates the estimated use of proceeds of this Offering (including from Series #COBBMINTE98 Interests acquired by the Manager) if the Total Minimum ($350,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $315,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$315,000	90.00%
Broker Dealer & Escrow (1)	$4,551	1.30%
Legal	$1,250	0.36%
Marketing & Re-Authentication	$4,975	1.42%
Offering Expenses	$1,000	0.29%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$4,725	1.35%
Sourcing Fee (cash portion)(3)	$15,750	4.50%
Total Fees and Expenses	$32,251	9.21%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$2,794	0.79%
Total Proceeds	$350,000	100%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #COBBMINTE98 Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 90 units, which represents the portion ($3,150) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (50 units) for $1,750. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	9/1/2020
Expiration Date of Agreement	2/01/2021
Selling Entity	Evan Mathis
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Mathis rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The consignment price has been determined based on recent public transactions of similar items and the movement of high profile pre-war cards since that transaction occurred. The seller acquired the Underlying Asset as part of a 1,500 ungraded card deal for $1,750,000; as such, it is difficult to ascertain the exact profit or loss the seller will experience as a result of this transaction.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #COBBMINTE98

Investment Overview

•	Upon completion of the Series #COBBMINTE98 Offering, Series #COBBMINTE98 will purchase a 1910 E98 Set of 30 Ty Cobb Red PSA 10 GEM MINT (The “Underlying Asset” with respect to Series #COBBMINTE98, as applicable), the specifications of which are set forth below.
•	Ty Cobb, nicknamed The Georgia Peach, was an exceptional ballplayer. Cobb spent 22 seasons with the Detroit Tigers, primarily in Centerfield. Cobb’s career achievements include: American League MVP in 1911, Triple Crown Winner in 1909, 12x American League batting champion, 4x American League RBI Leader, 6x American League stolen base leader, and AL Home Run leader.
•	Cobb is credited with setting an astounding 90 MLB records during his career. He still holds several records as of the end of the 2019 season, including the highest career batting average and most career batting titles.
•	Cobb was inducted into the Baseball Hall of Fame in 1936 and was selected for Major League Baseball’s All-Century Team.
•	As his Baseball Hall of Fame biography reads, "I never saw anyone like Ty Cobb. No one even close to him. He was the greatest all time ballplayer. That guy was superhuman, amazing," said Hall of Fame manager Casey Stengel.

 Asset Description

Overview and authentication

•	The Ty Cobb E98 PSA 10 Gem Mint is considered one of the crown jewels of one of the most rare and the most coveted sets in the hobby. A member of the widely discussed “ Black Swamp Find” in 2012, these cards are in truly remarkable condition considering their age - displaying perfect preservation since production.
•	Created by an anonymous manufacturer in the early 20th century and similar in appearance to the Standard Caramel issues of the same era, this set is an unabashed treasure trove of Hall of Fame talent (17 so-honored players in all), with a colorized player portrayal and a white border. Though each in the set is coveted, the most highly prized examples belong to Ty Cobb, Connie Mack, Christy Mathewson, Honus Wagner, and Cy Young.
•	The last recorded public sale of a Ty Cobb E98 PSA 10 Gem Mint was for $264,000, including buyer's premiums, through Goldin Auctions in May 2019.
•	For decades, examples of the set were known to exist primarily in lower grades, adding to the desirably and collectability. However, a remarkable discovery deemed “The Black Swamp Find” in 2012 turned up cards in stunningly pristine condition, quite literally untouched for a full century of seclusion prior to the discovery.
•	The aesthetics of the issue are charming in their simplicity and marvelously evocative of the dead-ball era, utilizing artistic renderings of period action photography. The coloration is bold and basic, as the player image is rendered in black ink with red enhancement against a solid mat background. The set ranks among the most coveted for its talent-packed roster and its rarity relative to its contemporaries.

Notable Features:

•	Each subject in the 1910 E98 Set of 30 is set against a background of four color variations: blue, green, orange and red. Series #COBBMINTE98 is set against a red background. The back of the card lists all 30 subjects featured in the set.
•	The cards measure one and a half inches wide by two and three-quarter inches tall, and they feature a checklist on verso with no advertiser attribution.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #COBBMINTE98 going forward.

SERIES #LUKAROOKIE

2018-2019 Luka Doncic National Treasures #127 Jersey Auto Rookie Card

Use of Proceeds - SERIES #LUKAROOKIE

The following illustrates the estimated use of proceeds of this Offering (including from Series #LUKAROOKIE Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($154,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $136,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$136,000	88.31%
Broker Dealer & Escrow (2)	$2,615	1.70%
Legal	$1,250	0.81%
Marketing & Re-Authentication	$1,000	0.65%
Offering Expenses	$2,000	1.30%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.65%
Sourcing Fee (cash portion)(4)	$8,500	5.52%
Total Fees and Expenses	$16,365	10.63%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,635	1.06%
Total Proceeds	$154,000	100%

(1)	The price that the seller/consignor has established for this asset is $170,000. The seller will contribute the asset to the Series in exchange for 4,857 Interests in the Series, which represents 20% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 80% of the agreed-upon price ($136,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #LUKAROOKIE Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 243 units, which represents the portion ($1,700) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (110 units) for $770. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	9/22/2020
Expiration Date of Agreement	3/1/2021
Selling Entity	Steven Spiegel
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)

The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc.  The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #LUKAROOKIE

Investment Overview

•	Upon completion of the Series #LukaRookie Offering, Series #LukaRookie will purchase a 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic (The “Underlying Asset” with respect to Series #LukaRookie, as applicable), the specifications of which are set forth below.

•	Luka Doncic is an emerging superstar for the Dallas Mavericks, and considered one of the most promising young players in the National Basketball Association. Drafted 3rd overall in the 2018 draft, Doncic has experienced early success. He won the NBA Rookie of the Year in 2019, was nominated to the NBA All-Rookie First Team (2019) and All-NBA First Team (2020), and was selected as an NBA All Star in 2020.

•	Doncic has been described as a “position-less guard”, with attributes of a point guard, shooting guard and small forward. He was described by sports website The Ringer as a “legitimate point guard with the size of a small-ball power forward.” Doncic has even earned lofty praise such as “an absolute combination of Magic Johnson and Larry Bird.”

•	Doncic has four of the five triple doubles recorded by teenagers in NBA history. He also holds the record for most triple doubles in a season (17) before turning 22 years old. In addition, he is the first player since Tim Duncan to be selected to All-NBA First Team in a players first or second season.

•	Doncic has brought tremendous international excitement to the NBA and the sports collectibles industry. Born in Slovenia, he first played professionally in Europe, becoming the youngest player ever to play for Real Madrid in the ACB at the age of 16.

Asset Description

Overview and authentication

•	The 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic is numbered 63 out of 99.

•	A 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic numbered 77 out of 99, graded BGS 9.5, sold in August 2020 for $230,100.

•	Early in his NBA career, Luka has established himself as one of the best talents in the league, putting up incredible MVP numbers and setting himself apart from the rest of his draft class.

•	The card received the following grades: 9 Mint, Centering 9.5, Edges 9, Corners 9, Surface 9, Autograph 10.

•	Many consider National Treasures to be Doncic’s cornerstone Rookie Card, thus making the underlying asset one of the most desirable Doncic cards in circulation. As such, the underlying asset is believed to be one of the most coveted cards in the modern basketball category.

Notable Features:

•	The front of the card contains the athlete’s signature, penned in bld, blue ink. The card front presentation also incorporates a tri-color, player worn jersey patch relic.

•	A statement on the card's back attests to the authenticity of the signature and the genuineness of the patch component, and serves as Panini’s COA.

Notable Defects:

There are none .

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #LUKAROOKIE going forward.

SERIES #MAHOMESROOKIE

2017 Panini Flawless Rookie Patch Autographs Emerald - Patrick Mahomes

Use of Proceeds - SERIES #MAHOMESROOKIE

The following illustrates the estimated use of proceeds of this Offering (including from Series #MAHOMESROOKIE Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($75,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $60,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$60,000	80.00%
Broker Dealer & Escrow (2)	$1,834	2.45%
Legal	$1,250	1.67%
Marketing & Re-Authentication	$1,000	1.33%
Offering Expenses	$2,000	2.67%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	1.33%
Sourcing Fee (cash portion)(4)	$6,000	8.00%
Total Fees and Expenses	$13,084	17.45%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,916	2.55%
Total Proceeds	$75,000	100%

(1)	The price that the seller/consignor has established for this asset is $120,000. The seller will contribute the asset to the Series in exchange for 4,000 Interests in the Series, which represents 50% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 50% of the agreed-upon price ($60,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #MAHOMESROOKIE Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 80 units, which represents the portion ($1,200) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (25 units) for $375. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	9/22/2020
Expiration Date of Agreement	3/1/2020
Selling Entity	Steven Spiegel
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)

The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc.  The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #MAHOMESROOKIE

Investment Overview

•	Upon completion of the Series #MahomesRookie Offering, Series #MahomesRookie will purchase a 2017 Panini Flawless Rookie Patch Autographs Emerald of Patrick Mahomes (The “Underlying Asset” with respect to Series #MahomesRookie, as applicable), the specifications of which are set forth below.

•	Patrick Mahomes is superstar quarterback for the Kansas City Chiefs. Mahomes was the 10th overall pick in the 2017 draft out of Texas Tech University. He has compiled an impressive array of accolades since: Super Bowl Champion, Super Bowl MVP, NFL Most Valuable Player, 2x Pro Bowler, and First-Team All-Pro selection.

•	In 2020, Mahomes signed a 10-year contract extension worth $477 million with another $26 million in potential bonuses, for a total of $503 million - the biggest contract in the history of North American sports and professional sports in general.

•	Mahomes became just the second African American quarterback to win the Super Bowl Most Valuable Player Award for his performance in Super Bowl LIV.

•	Mahomes holds numerous NFL records, including: Most consecutive 300-plus passing yard games, Fastest player to 4,000 passing yards and 40+ touchdown passes, Fastest player to 7,500 career passing yards, and Highest Passer Rating among quarterbacks with 1,000+ passing attempts.

Asset Description

Overview and authentication

•	The 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic is numbered 63 out of 99.

•	A 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic numbered 77 out of 99, graded BGS 9.5, sold in August 2020 for $230,100.

•	Early in his NBA career, Luka has established himself as one of the best talents in the league, putting up incredible MVP numbers and setting himself apart from the rest of his draft class.

•	The card received the following grades: 9 Mint, Centering 9.5, Edges 9, Corners 9, Surface 9, Autograph 10.

•	Many consider National Treasures to be Doncic’s cornerstone Rookie Card, thus making the underlying asset one of the most desirable Doncic cards in circulation. As such, the underlying asset is believed to be one of the most coveted cards in the modern basketball category.

Notable Features:

•	The athlete penned a bold, blue ink signature on the front of the card. The card front presentation also incorporates a tri-color, player worn jersey patch relic.
•	A statement on the card's back attests to the authenticity of the signature and the genuineness of the patch component, and serves as Panini’s COA.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MAHOMESROOKIE going forward.

SERIES #MAGICBIRDDRJ

1980 Topps Scoring Leaders - PSA Gem Mint 10

Use of Proceeds - SERIES #MAGICBIRDDRJ

 The following illustrates the estimated use of proceeds of this Offering (including from Series #MAGICBIRDDRJ Interests acquired by the Manager) if the Total Minimum ($352,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $325,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$325,000	92.33%
Broker Dealer & Escrow (1)	$4,570	1.30%
Legal	$1,250	0.36%
Marketing & Re-Authentication	$1,000	0.28%
Offering Expenses	$2,000	0.57%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,000	0.28%
Sourcing Fee (cash portion)(3)	$16,250	4.62%
Total Fees and Expenses	$26,070	7.41%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$930	0.26%
Total Proceeds	$352,000	100%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #MAGICBIRDDRJ Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 41 units, which represents the portion ($3,250) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (22 units) for $1,760. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	9/25/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)

The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price has been determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #MAGICBIRDDRJ

Investment Overview

•	Upon completion of the Series #MagicBirdDrJ Offering, Series #MagicBirdDrJ will purchase a 1980 Topps Scoring Leader PSA Gem Mint 10 of Magic Johnson, Larry Bird and Julius Erving. (The “Underlying Asset” with respect to Series #MagicBirdDrJ, as applicable), the specifications of which are set forth below.

•	Larry Bird is one of two players in NBA history to capture the NBA’s Most Valuable Player Award in three consecutive seasons (1984-1986). The 12-time All-Star won three NBA Championships, was NBA Finals MVP twice and was a nine-time All-NBA First Team player. Twice in his career he led the league in 3-pointers, once in 3-point attempts and four times in field goal percentage. During his NBA Finals MVP seasons of 1984 and 1986, Bird led the playoff in ten major categories for each season.

•	Earvin “Magic” Johnson is one of four players to win the NCAA National Championship (1979) and the NBA Finals Championship (1980) in consecutive seasons. Nicknamed “Magic”, he played 13 seasons entirely with the Los Angeles Lakers, winning four more NBA Finals championships. He was named the NBA Finals Most Valuable Player three times during those championship seasons and named the NBA’s Most Valuable Player three times.. Magic was also a 12-time NBA All-Star selection. In 1992, Magic announced that he contracted the HIV virus announcing his immediate retirement.

•	Julius Erving is one of the greatest players with his professional roots beginning in the American Basketball Association. His acrobatic dunks and aggressive style of play earned his four Most Valuable Player Awards – three ABA titles from 1974-1976 and one NBA title in 1981. During his 16-year career, he was elected to five All-NBA First Teams, four All-ABA First Teams, the 1972 All-Rookie First Team and the 1976 All-ABA Defensive First Team.

•	During a time when the NBA’s fan base was fading and the league struggled for viewership, Bird and Johnson infused a coast-to-coast rivalry that captivated audiences and revived interest throughout the country.

Asset Description

Overview and authentication

•	The 1980 Larry Bird, Magic Johnson, Julius Erving Topps features three Hall of Famers with perforated edges for pulling apart three separated cards. Considered one of the most iconic basketball cards ever printed, if kept intact. One of 23 PSA Gem Mint 10’s in the world.
•	Considered to be one of the most desired modern day trading cards in the world. The tri-panel 1980 Topps production featuring two of the game’s immortal rookies (Bird & Magic) on a single bookended design is particularly valuable, and Julius Erving on the center panel only adds to its quality.
•	This is a key rookie card of two of the most popular players of the 1980s, Larry Bird, a forward, and Magic Johnson, a point guard. Including Julius Erving, all three players were inducted into the Basketball Hall of Fame.
•	Beyond the athletes featured in the card, the three-player card, one that also includes Julius Erving, is notorious for having black print defects scattered across the front and is fairly difficult to find perfectly centered.
•	Many consider Larry Bird and Magic Johnson to be the most iconic and influential basketball players of the 1980’s decade, similar to Michael Jordan in the 1990’s. The two players broke into the NBA in the 1980s and helped kick off what would be an unforgettable decade with their teams winning numerous titles.

Notable Features:

•	This tri-panel 1980 Topps production features three NBA Hall of Famers. Larry Bird is featured guarding the backdoor. Julius Erving throws a no-look pass. Magic Johnson floats a leaning one-hander. The Bird and Magic bookend the front of the card (Bird image outlined in blue, Johnson outlined in pink), with Erving featured in the center (outlined in green, with “Scoring Leader” featured in a basketball above his image).

•	The back of the card features statistics and biographical information on Magic Johnson and Larry Bird. Rather than data on Erving, the card features “76ers Scoring Leaders”.

Notable Defects:

There are none .

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MAGICBIRDDRJ going forward.

SERIES #JROBINSONAUTOBAT

Autographed 125 H & B Louisville Slugger Jackie Robinson Model Stats Bat

Use of Proceeds - SERIES #JROBINSONAUTOBAT

The following illustrates the estimated use of proceeds of this Offering (including from Series #JROBONSONAUTOBAT Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($48,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $36,750.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$36,750	76.56%
Broker Dealer & Escrow (2)	$1,570	3.27%
Legal	$1,250	2.60%
Marketing & Re-Authentication	$1,000	2.08%
Offering Expenses	$2,000	4.17%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	2.08%
Sourcing Fee (cash portion)(4)	$3,750	7.81%
Total Fees and Expenses	$10,570	22.02%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$680	1.42%
Total Proceeds	$48,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $75,000. The seller will contribute the asset to the Series in exchange for 797 Interests in the Series, which represents 51% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 49% of the agreed-upon price ($36,750) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #JROBINSONAUTOBAT Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 15.625 #JROBINSONAUTOBAT units, which represents the portion ($750) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (5 units) for $240. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/3/2020
Expiration Date of Agreement	5/01/2021
Selling Entity	Sports Immortals
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Sports Immortals rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $1,500. In the example set forth above, the asset seller would realize a “profit” of $73,500 (assuming that the value of the 51% interest in the Series is $38,250).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #JROBINSONAUTOBAT

Investment Overview

•	Upon completion of the Series #JROBINSONAUTOBAT Offering, Series #JROBINSONAUTOBAT will purchase an autographed 125 H & B Louisville Slugger Jackie Robinson model stats bat (The “Underlying Asset” with respect to Series #JROBINSONAUTOBAT, as applicable), the specifications of which are set forth below.

•	Jackie Robinson was a professional baseball player remembered for breaking baseball’s color barrier in 1947. When the Dodgers signed Robinson, they heralded the moment as the end of racial segregation in professional baseball that, until that point, forced black players to the Negro Leagues. During his 10 year playing career, he was a 6 time All Star, named the National League MVP, and won a World Series in 1955.

•	His number is retired across all of Major League Baseball. On April 15 each season, every team celebrates Jackie Robinson Day in honor of his breaking the color barrier.

•	His contributions to civil rights are difficult to overstate. Martin Luther King Jr stated that Robinson made his success possible and “without him, I would never have been able to do what I did.”

•	It is very difficult to find a single signed Jackie Robinson model bat. In the sports collectibles hobby, very few Robinson autographed bats have sold in the last ten years or so. Of those that hit the auction block, all were game used, as well as signed which most likely put them out of financial reach for most collectors. For example, a game used and signed Robinson bat sold at Christie’s in 2016 for $295,500.

Asset Description

 Overview and authentication

•	This single signed Jackie Robinson Louisville Slugger bat was produced by the Hillerich & Bradsby sporting Goods Company in 1950. Harry D. Evans, a true pioneer baseball collector, inscribed Jackie Robinson’s statistics from the 1949 season to celebrate Jackie’s being the 1949 National League Batting Champion and then he had Jackie Robinson autograph the bat. Joel Platt, lead member of the Platt Investment Group who owns the bat, obtained the bat upon his purchase of the Harry D. Evans baseball collection shortly after Evan’s demise.

•	Jackie Robinson memorabilia has always been highly sought after in the sports collectibles hobby. After the popularity of the 2013 movie about Jackie Robinson titled, “42,” the desire for Robinson memorabilia has become even stronger. Moreover, the movie has been released on September 3rd, 2020 in over 300 theatres in tribute to both Jackie Robinson and the actor, Chadwick Boseman, who recently passed away at the young age of 43.

•	The Jackie Robinson signature was authenticated by James Spence Authentication (JSA) in 2020.

Notable Features:

•	The item is an autographed 125 H & B Louisville Slugger Jackie Robinson model stats bat.

•	The name Jackie Robinson is embedded in one part of the barrel of the bat. On the other side of the barrel is all of Jackie Robinson’s statistics from the 1949 season along with the words “National League Batting Champion 1940.” Harry Evans neatly wrote all the stats on the bat by hand. Underneath the statistics is Jackie Robinson’s authentic signature.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #JACKIEROBINSONAUTOBAT going forward.

SERIES #UNITAS1965JERSEY

Johnny Unitas 1965 Game Worn (White) Road Jersey

Use of Proceeds - SERIES #UNITAS1965JERSEY

The following illustrates the estimated use of proceeds of this Offering (including from Series #UNITAS1965JERSEY Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($103,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $85,750.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$85,750	83.25%
Broker Dealer & Escrow (2)	$2,107	2.05%
Legal	$1,250	1.21%
Marketing & Re-Authentication	$1,000	0.97%
Offering Expenses	$2,000	1.94%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.97%
Sourcing Fee (cash portion)(4)	$8,750	8.50%
Total Fees and Expenses	$16,107	15.64%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,143	1.11%
Total Proceeds	$103,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $175,000. The seller will contribute the asset to the Series in exchange for 4,463 Interests in the Series, which represents 51% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 49% of the agreed-upon price ($85,750) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #UNITAS1965JERSEY Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 87.5 #UNITAS1965JERSEY units, which represents the portion ($1,750) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (25.75 units) for $515. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/3/2020
Expiration Date of Agreement	5/01/2021
Selling Entity	Sports Immortals
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Sports Immortals rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $3,000. In the example set forth above, the asset seller would realize a “profit” of $172,000 (assuming that the value of the 51% interest in the Series is $89,250).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF # UNITAS1965JERSEY

Investment Overview

•	Upon completion of the Series UNITAS1965JERSEY Offering, Series #UNITAS1965JERSEY will purchase a Johnny Unitas 1965 Game Worn (White) Road Jersey(The “Underlying Asset” with respect to Series UNITAS1965JERSEY, as applicable), the specifications of which are set forth below.
•	Johnny Unitas played in the NFL from 1956 to 1973, primarily with the Baltimore Colts. He is often mentioned as one of the greatest football players of all time, certainly one of the greatest quarterbacks of all time.

•	Johnny Unitas led the Colts to three NFL Championships; 1958, 1959, 1968. In 1968 the Colts won the NFL title but lost in the Super Bowl against the AFL champions, New York Jets. Unitas also helped the Colts win Super Bowl V against the Dallas Cowboys.
•	Johnny Unitas was elected to the National Football League Hall of Fame in 1979. Unitas was the Most Valuable Player in the NFL in 1959, 1964 and 1967. He played in 10 Pro Bowls and was named first team All Pro five times. During his career, he set many records. Even today, he is the only quarterback in NFL history to have led the league in touchdown passes for four consecutive seasons (1957-1960).

Asset Description

 Overview and Authentication

•	Johnny Unitas 1965 Game Worn (White) Road Jersey signed "Best Wishes to Joel.” The Joel referenced is Joel Platt, the head of the Platt Investment Group who owns the jersey. Joel Platt is also the founder of the Sports Immortals, Inc

•	Joel Platt obtained this jersey directly from the equipment manager of the Baltimore Colts, Roy “Friday” Macklem. Mr. Platt was able to have Johnny Unitas autograph the jersey at a later date.

•	This jersey has been authenticated and photo matched to a 1965 game by Sports Investors Authentication in 2020. The signature has been authenticated by James Spence Authentication (JSA) in 2020.

•	Johnny Unitas game worn jerseys are highly sought after in the sports collectibles hobby and have achieved high values for past sales. Some examples include; Hunt Auctions sold a 1968 jersey for $103,000 in 2015 and that same year Grey Flannel sold a jersey with no definitive date for $118,230.

Notable Features:

•	Description: Presented is a road Baltimore Colts jersey issued and used by #19 Johnny Unitas in the 1965 NFL season. The item is consistent with specifications of the professional jersey style for the Colts in the 1965 season. White nylon dureen fabric pull-over long-sleeve jersey manufactured by MacGregor. “19” centered on the front and back in one color blue tackle twill. No name on the back which is correct for the period. Both shoulders have two blue stripes. On both sleeves the player’s number “19” is sewn in one color blue tackle twill. Jersey is signed by Unitas and inscribed “Best Wishes Joel '' across the front of the jersey (Sports Investors Authentication has no opinion on the signature).

•	Photo Match/Provenance: Sports Investors Authentication was able to conclusively match this jersey to being worn by Johnny Unitas on September 26, 1965. In that game he threw for 210 yards while throwing for one touchdown. Jersey comes with a notarized letter that it was gifted to Joel Platt of Sports Immortals, by the equipment manager of the Baltimore Colts Roy “Friday” Macklem, and has remained in his personal collection since.

•	Manufacturer and Team Tagging: Macgregor manufacturer size 46 tag is sewn in the tail of the jersey. Directly to the left of it is a washing instruction manufacturer tag. All tagging matches exemplars on hand.

Wear and Tear

It is clear that this jersey has been washed and used many times. There are team repairs on the front and back of the jersey. Dirt stains are present throughout. Twill numbers shows heavy puckering and the manufacturer tag is starting to come apart, which is to be expected, from repeated use. Besides for the team repairs the jersey remains unaltered and is 100% original.

Notable Defects:

There are none other than are referenced under “Wear and Tear”.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #UNITAS1965JERSEY going forward.

SERIES #ALIWBCBELT

World Boxing Council (WBC) Championship Belt awarded to Muhammad Ali in 1976 for his victory over George Foreman on October 30, 1974

Use of Proceeds - SERIES #ALIWBCBELT

The following illustrates the estimated use of proceeds of this Offering (including from Series #ALIWBCBELT Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($128,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $100,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$100,000	78.13%
Broker Dealer & Escrow (2)	$2,334	1.82%
Legal	$1,250	0.98%
Marketing & Re-Authentication	$1,000	0.78%
Offering Expenses	$2,000	1.56%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.78%
Sourcing Fee (cash portion)(4)	$20,000	15.63%
Total Fees and Expenses	$27,584	21.55%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$416	0.33%
Total Proceeds	$128,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $400,000. The seller will contribute the asset to the Series in exchange for 30,000 Interests in the Series, which represents 75% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 25% of the agreed-upon price ($100,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #ALIWBCBELT Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 400 #ALIWBCBELT units, which represents the portion ($4,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (64 units) for $640. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/3/2020
Expiration Date of Agreement	05/01/2021
Selling Entity	Sports Immortals
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Sports Immortals rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $32,000. In the example set forth above, the asset seller would realize a “profit” of $368,000 (assuming that the value of the 75% interest in the Series is $300,000).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #ALIWBCBELT

Investment Overview

•	Upon completion of the Series #AliWBCBelt Offering, Series #AliWBCBelt will purchase a WBC belt awarded to Muhammad Ali in 1976 for his 1974 victory over George Foreman (The “Underlying Asset” with respect to Series #AliWBCBelt, as applicable), the specifications of which are set forth below.

•	Muhammad Ali is recognized as not only one of the greatest boxers of all time, but also one of the greatest athletes of all time. His illustrious career spanned from 1960 to 1981 during which he achieved a record of 56 wins (37 by Knockout) and 5 losses. He was born Cassius Clay, Jr. in 1942, but later changed his name to Muhammad Ali in 1964 after joining the nation of Islam.

•	Muhammad Ali first became an American sports icon after winning the gold medal at the 1960 Olympics in Rome. However, he later threw the medal into the Ohio river after he was enraged by a restaurant owner who refused to serve him because of the color of his skin. Ali was later presented with a replacement medal in 1996 at the Atlanta Olympics, but the value of the new medal could not compare to that of the original 1960 medal that resides at the bottom of a river.

•	The gloves that Muhammad Ali wore in his title fight against Floyd Patterson in 1965 sold at a charity auction in Las Vegas in 2014 for $1.1 million. The gloves that Muhammad Ali fight worn gloves from his title fight against Sonny Liston in 1964 sold at Heritage Auctions in 2014 for $836,500. A similar WBC belt was sold in Heritage Auctions in 2016 for $358,500. Heritage’s site mentions if someone is interested in this belt they can make an offer for $466,050.

•	Some of the most memorable moment of his life include; winning gold in 1960 Olympics, winning the heavyweight title in 1964 against Sonny Liston, his “Fight of the Century” against Joe Frazier in 1971, his “Rumble in the Jungle” fight against George Foreman in 1974, and his lighting the Olympic torch in Atlanta in 1996. He will forever be a legendary sports icon.

Asset Description

 Overview and authentication

•	In 1976 the WBC began the practice of giving out its Championship Green Belt. This continued until 1978. Research shows less than 20 champions received one of these green belts during this two year period. One of them was Muhammad Ali to whom the WBC awarded in honor of his victory of George Foreman in 1974.

•	The Platt Investment Group owns this item. Joel Platt purchased the item from Muhammad Ali’s father, Cassius Clay Sr. upon visiting him at his home in Louisville, Kentucky on February 22, 1989.

•	The item comes with a Letter of Opinion from esteemed Boxing Historian, Craig Hamilton, who stated, “I, Craig Hamilton of JO Sports, mc. certify that the championship belt described herein is, in my opinion, an original championship belt awarded to Muhammad Ali in 1976 by the World Boxing Council (WBC) for his victory over George Foreman in 1974.” In addition, Hamilton stated the following facts: there is an authentic Cassius Clay Sr. inscription on the belt “Championship Belt Won by my son Muhammad Ali, signed Cassius Clay, Sr.”; there is a cashed check and a handwritten letter from Cassius Clay Sr. to Joel Platt saying the following; “Joel Platt has purchased from Cassius Clay Sr. the championship belt of his son for the Sports Immortals Museum, In the event Ali should object to having his belt displayed in the Sports Immortals Museum, the belt would be returned and Joel Platt would be reimbursed, Any objection would have to be in writing by Muhammad Ali within six months of the date of the letter. The letter is signed by Cassius Clay Sr., Joel Platt and two witnesses. Lastly Hamilton authenticated the signature of Muhammad Ali on a 1994 letter where he stated, “It is an honor to have my Championship Belt in the Sports Immortals Museum.”

•	Craig Hamilton has opined that two authentic WBC belts were awarded to Muhammad Ali in 1976 for is 1974 victory over George Foreman. The provenance of Platt belt comes directly from Muhammad Ali’s father, along with a signed letter from Ali acknowledging the belt as his , while the provenance of the other belt comes from one of Ali’s cornermen, Bundini Brown.

•	Based on the only photo known to exist from the Ali vs. Dunn fight which shows Ali wearing a green belt similar to both belts described by Craig Hamilton, it is impossible to photo match which belt he is wearing in the photo.

Notable Features:

The belt is green leather. It has a center plate with two small medallion plates to the right and left not connected by metallic chains. It has a clasp on the right. The belt closes on the side, not the back. The verbiage on the belt center plate is, WORLD CHAMPION W.B.C. adidas. The smaller plate medallions have a wreath around the perimeter with a green doral design at center. The length of the belt is approximately 41 inches. The width at the widest point is 8 inches and at the smallest point 3.5 inches. There are six eyelets. There are gold lines on the front perimeter.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #ALIWBCBELT going forward.

SERIES #CHAMBERLAINHSUNIFORM

Wilt Chamberlain Game Worn and Signed Overbrook High School Uniform

Use of Proceeds - SERIES #ChamberlainHSUniform

The following illustrates the estimated use of proceeds of this Offering (including from Series #ChamberlainHSUniform Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($165,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $147,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$147,000	89.09%
Broker Dealer & Escrow (2)	$2,652	1.61%
Legal	$1,250	0.76%
Marketing & Re-Authentication	$1,000	0.61%
Offering Expenses	$2,000	1.21%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.61%
Sourcing Fee (cash portion)(4)	$9,000	5.45%
Total Fees and Expenses	$16,902	10.24%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,098	0.67%
Total Proceeds	$165,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $300,000. The seller will contribute the asset to the Series in exchange for 6,120 Interests in the Series, which represents 51% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 49% of the agreed-upon price ($147,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #ChamberlainHSUniform Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 360 #ChamberlainHSUniform units, which represents the portion ($9,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (33 units) for $825. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/03/2020
Expiration Date of Agreement	5/01/2021
Selling Entity	Sports Immortals
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	3%
Sourcing Fee Payable in Series Equity Interest	3%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Sports Immortals rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $2,600. In the example set forth above, the asset seller would realize a “profit” of $297,400 (assuming that the value of the 51% interest in the Series is $153,000).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #ChamberlainHSUniform

Investment Overview

•	Upon completion of the Series #ChamberlainHSUniform Offering, Series #ChamberlainHSUniform will purchase a Wilt Chamberlain Overbrook High School Uniform (Jersey and Shorts) (The “Underlying Asset” with respect to Series #ChamberlainHSUniform, as applicable), the specifications of which are set forth below.

•	Wilt Chamberlain is considered one of the greatest players in NBA history. The 7’ 1” center weighed as much as 300 pounds during his playing career, and was known to take over games. He is the only player to record 100 points in a single game or average more than 40 and 50 points in a season. No other player has averaged 30 points and 20 rebounds per game over a season, a feat Chamberlain accomplished seven times. His dominance forced the league to make several rule changes to contain him.

•	Chamberlain won two NBA championships, earned 4 MVP awards, was named rookie of the year, and was selected as an All Star 13 times.

•	Chamberlain’s collegiate career was equally impressive. Playing for the University of Kansas, he was a 2 time consensus All American, 1957 tournament MVP, and had his number 13 retired.

Asset Description

 Overview and authentication

•	Wilt Chamberlain Overbrook High School Uniform (Jersey and Shorts). The Jersey is signed on the front and back by Wilt Chamberlain. The jersey is signed “Wilt Chamberlain” on the front and “Best, Wilt Chamberlain” on the back.

•	The Uniform has been authenticated by Sports Investors Authentication for usage and the two signatures on front and back have been authenticated by James Spence Authentication (JSA).

•	Joel Platt, the head of the Platt Investment Group who owns the uniform, obtained the uniform directly from Wilt Chamberlain’s mother during a visit to her home in Philadelphia on June 26th, 1961. Wilt’s mother signed a letter stating it’s a pleasure to hand over Wilt’s Overbrook High School Uniform and Good Luck. Joel Platt is also the founder of the Sports Immortals, Inc.

•	Wilt Chamberlain Game Worn items are highly coveted in the sports collectibles hobby. In 2015 Grey Flannel Auctions sold a Chamberlain Philadelphia Jersey from the 1961-62 season for $130,000 and in 2013 a pair of Chamberlain Shorts sold for $21,510 through Heritage Auctions. LeBron James’ High School jersey sold for $197,500 in 2019 through Goldin Auctions. James’ High School Jersey greatly outsold the value of any of his professional jerseys. The same argument could be made for Chamberlain’s High School Uniform. A Chamberlain game worn Overbrook High School jersey was sold by Leland’s Auctions in 2003 for $50,000.

•	During the 1990’s, there was a restaurant in Boca Raton, Florida called Wilt Chamberlain’s. Wendy Platt Wilson, a member of the Platt Investment Group, met Wilt Chamberlain at the restaurant on a day she knew he would be there and had him sign the Overbrook Jersey on the front and back.

Notable Features:

•	Description: Presented is an Overbrook High School uniform issued and worn by Wilt Chamberlain during the mid-1950s. Jersey is a white nylon dureen pullover made by an unknown manufacturer. On the front of the jersey, the school's name "OVERBROOK" is radially arched in black felt across the front. Centered on the front and back is the player's number "5" also in black felt. Collar and shoulders are trimmed in sewn-in two-color knit orange-black elastic trim. Chamberlain has signed the front and back of the jersey in black marker. (Sports Investors Authentication has no opinion on the signatures.) Shorts are a similar material manufactured by Rawlings, with sewn-in knit black elastic drawstring waistband. A three-color black-orange-black ribbon goes down both sides of the shorts and wraps around each leg at the end of the shorts. Uniform matches school style from the mid-1950s when Chamberlain went to school at Overbrook High School.

•	Provenance: Uniform comes with a notarized letter from Sports Immortals and a signed family letter, stating that the uniform was gifted to Joel Platt of Sports Immortals by Wilt Chamberlain's mom on June 26, 1961.

•	Labeling: An ineligible manufacturer tag is sewn into the inseam of the jersey. Shorts have a Rawlings manufacturer tag with a dry cleaning tag sewn into the inside waistband. Player's name "CHAMBERLAIN" is handwritten in an unknown hand under the manufacturer tag. An additional "M&H Sport Store" tag is also sewn into the inside of the shorts.

•	Wear & Repairs: Uniform shows evidence of laundering and shows heavy wear. There are loose threads and some puckering throughout the uniform. Uniform shows signs of shrinking from incorrect washing. Minor staining present.

Notable Defects:

There are none other than are referenced under “Notable Features – Wear and Tear”.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #CHAMBERLAINHSUNIFORM going forward.

SERIES #ALCINDORUCLAJACKET

Lew Alcindor Game Worn UCLA Warm Up from 1969

Use of Proceeds - SERIES #AlcindorUCLAJacket

The following illustrates the estimated use of proceeds of this Offering (including from Series #AlcindorUCLAJacket Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($116,000 is raised in this Offering and if the Cash Portion of the Asset Cost is $98,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$98,000	84.48%
Broker Dealer & Escrow (2)	$2,234	1.93%
Legal	$1,250	1.08%
Marketing & Re-Authentication	$1,000	0.86%
Offering Expenses	$2,000	1.72%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.86%
Sourcing Fee (cash portion)(4)	$10,000	8.62%
Total Fees and Expenses	$17,484	15.07%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$516	0.44%
Total Proceeds	$116,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $200,000. The seller will contribute the asset to the Series in exchange for 6,375 Interests in the Series, which represents 51% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 49% of the agreed-upon price ($98,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #AlcindorUCLAJacket Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 125 #AlcindorUCLAJacket units, which represents the portion ($2,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (36.25 units) for $580. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/3/2020
Expiration Date of Agreement	5/01/2021
Selling Entity	Sports Immortals
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Sports Immortals rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $3,000. In the example set forth above, the asset seller would realize a “profit” of $197,000 (assuming that the value of the 51% interest in the Series is $102,000).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #AlcindorUCLAJacket

Investment Overview

•	Upon completion of the Series #AlcindorUCLAJacket Offering, Series #AlcindorUCLAJacket will purchase a Lew Alcindor Game Worn ‘69UCLA Warm Up (The “Underlying Asset” with respect to Series #JORDANPSA10, as applicable), the specifications of which are set forth below.
•	Lew Alcindor, later Kareem Abdul-Jabbar, is considered among the greatest NBA players of all time. He holds the record for most MVP awards (6) and All Star selections (19). He played for legendary coach John Wooden at University of California Los Angeles, where he won 3 consecutive national championships and was named NCAA tournament MVP each time.

•	He was drafted 1st overall by the Milwaukee Bucks in 1969, found immediate success, and received Rookie of the Year honors. He won 6 NBA championships as a player, and 2 more as an assistant coach. He was named NBA Finals MVP twice. At the time of his retirement, he was the all-time leader in points, games, minutes, field goals made, blocked shots, and defensive rebounds. He remains the leader in points, field goals, and wins.
•	Outside of basketball, he is a noted author and critic, as well as an activist. Secretary of State Clinton named him a cultural ambassador for the US. President Obama awarded him the Presidential Medal of Freedom in 2016.
•

In 2017 SCP Auctions sold a Lew Alcindor’s 1966-67 game worn UCLA Bruins home jersey for $137,849 without any definitive photo-match. In 2013 Heritage Auctions sold a 1969-71 Lew Alcindor Game Worn Milwaukee Bucks Jersey for $95,600 without any definitive photo-match.

Asset Description

Overview and authentication

•	Lew Alcindor Game Worn UCLA Warm Up Jacket from 1969. It is photo-matched to his celebration after helping UCLA win three straight championship titles from 1967 to 1969.

•	Joel Platt, the head of the Platt Investment Group who owns the warmup jacket, obtained the jacket from his long time friend and former equipment manager of the Los Angeles Rams, Don Hewitt. Mr. Hewitt was friendly with the equipment manager of the UCLA basketball team and was able to secure it for Mr. Platt, who is also the founder of the Sports Immortals, Inc.

•	The Warmup Jacket has been authenticated for usage by Sports Investors Authentication in 2020. The jacket has also been photo matched to the post game celebration after the 1969 NCAA National Championship Game as well as the cover of Sports Illustrated from March 31, 1969.

•	Lew Alcindor converted to Islam in 1968 and adopted the name Kareem Abdul-Jabbar. He did start using his new name until 1971. This date is important when it comes to the sports collectibles industry because game worn items from the era when he was Lew Alcindor sell at a premium to those that he wore as Kareem Abdul-Jabbar and are much more scarce.

Notable Features:

•	Description: Presented is a 1968-1969 UCLA Bruins #33 Lew Alcindor (Kareem Abdul-Jabbar) Sand-Knit eight-button, size 46,blue colored warm-up jacket. “UCLA” vertically arched across the front in gold outlined in white tackle twill. Player’s number“33” on the left sleeve in gold outlined in white tackle twill. Both sleeves have a gold and white stripe. Sleeve ends, collar, and hem all trimmed in four-color blue-white-gold-blue sewn-in elastic knit.

•	Photo Match/Provenance: Sports Investors Authentication was able to conclusively photo match this jacket to being worn by Lew Alcindor throughout the 1968-1969 season, including when they won the men’s NCAA Division I Basketball Tournament on March22, 1969 against Purdue. Lew Alcindor was named the tournament’s Most Outstanding Player. This was the same jacket Alcindor wore when he was on the cover of Sports Illustrated (March 31, 1969). Jacket comes with a letter from Joel Platt of Sports Immortals stating he received the jacket from the equipment manager of the Los Angeles Rams and has remained in his collection since.

•	Manufacturer and Team Labeling: Sand-Knit size 46 manufacturer tag is sewn into the inside back collar. Tagging style matches exemplars on hand.

•	Wear & Repairs: The jacket shows definite signs of a season of wear. It is clear the jacket has been washed and worn many times. The tackle twill has puckered from repeated washings. There are slight stains on the front of the jacket. There are no signs of any repairs or alterations to the jacket, and it is in very good condition overall.

Notable Defects:

There are none other than are referenced under “Notable Features – Wear and Tear”.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #ALCINDORUCLAJACKET going forward.

SERIES #TROUTGLOVE

Mike Trout Gameworn and Signed Glove from “The Catch”

Use of Proceeds - SERIES #TROUTGLOVE

The following illustrates the estimated use of proceeds of this Offering (including from Series #TROUTGLOVE Interests acquired by the Manager) if the Total Minimum ($322,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $300,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$300,000	93.17%
Broker Dealer & Escrow (1)	$4,154	1.29%
Legal	$1,250	0.39%
Marketing & Re-Authentication	$1,000	0.31%
Offering Expenses	$2,000	0.62%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,000	0.31%
Sourcing Fee (cash portion)(3)	$3,000	0.93%
Total Fees and Expenses	$12,404	3.85%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$9,596	2.98%
Total Proceeds	$322,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #TROUTGLOVE Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)

In addition to the cash portion of the Sourcing Fee, the Manager will receive 750 #TROUTGLOVE units, which represents the portion ($15,000) of the Sourcing Fee to be received in units.  The Manager also will purchase an additional 0.05% interest (80.5 units) for $1,610.  There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own.  Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/1/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	1%
Sourcing Fee Payable in Series Equity Interest	5%

(1)	The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined and agreed to by the Company based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #TROUTGLOVE

Investment Overview

•	Upon completion of the Series #TroutGlove Offering, Series #TroutGlove will purchase a Mike Trout Gameworn and Signed Glove from “The Catch” (The “Underlying Asset” with respect to Series #TroutGlove, as applicable), the specifications of which are set forth below.
•	Mike Trout is a center fielder for Major League Baseball’s Los Angeles Angels. The 29 year old has already been named an All Star 8 times, won 3 American League MVP Awards (and come in 2nd on three more occasions), and is a 7 time Silver Slugger Award winner.
•	He is regarded as one of the best young players in baseball’s history. His combination of power and speed have drawn comparisons to Hall of Famer Mickey Mantle.
•	In 2019, Trout signed the second richest contract in the history of North American sports, a 12-year deal with the Angels worth $426 million.

•	A similar glove worn by Trout in 2014 sold by Goldin Auctions for $32,000. The glove was signed, inscribed “AL MVP”, worn during an MVP season, and in an All Star Game. #TroutGlove was worn for two seasons (one MVP), saw use in two All Star Games, and most importantly was worn while making “The Catch.”

Asset Description

Overview and authentication

•	#TroutGlove is among the most desirable collectables from the biggest star in baseball today. It was worn during multiple seasons and while making “The Catch”. Very few collectables have seen such prolonged player use and can be attributed to one of a star athlete’s signature moments.

•	The glove was worn throughout the 2015 and 2016 seasons. Trout received American League MVP honors in 2016, and came in 2nd in 2015 voting. The glove was also worn during both season’s All Star Games. Players use gloves for a much longer period of time than other pieces of equipment. Multiple bats may be used in a single game and numerous sets of jerseys are worn each season. Because of this, gloves are much rarer pieces of equipment, and offer collectors the ability to own something worn during a meaningful stretch of Trout’s historic career.

•	The glove was also worn during what has come to be known as “The Catch.” On September 26, 2015, Trout made a perfectly timed, leaping catch at full extension to rob Seattle Mariner Jesus Montero of a 3 run homerun. The highlight reel catch spread around the baseball world and is perhaps the athletic center fielder’s most well-known defensive play. It was a signature moment of the future Hall of Famer’s career.

•	The leather glove was manufactured by Nike and is a DE Pro model. It features a pro style sixth finger web and closed back. The size is 12.75 inches and has considerable game use throughout.

•	#TroutGlove has a letter of Authenticity from Anderson Authentics, which is Trout’s memorabilia sales and marketing company. It has also been authenticated by PSA / DNA (LOA 1G00500).

Notable Features:

•	#TroutGlove shows evidence of use throughout. The pocket and web face are well worn and a coat of pine tar surrounding the back wrist enclosure. Both the thumb and pinky finger have been reinforced with inserts.

•	Glove is signed by Trout and includes inscriptions “15-16 G/U”,” MVP”, “ASG”,” ‘The Catch’ 9-26-15”. Inscriptions refer to the seasons worn, winning the American League MVP Award, use in All Star Games, and the catch against Jesus Montero of the Mariners.

Notable Defects:

There are none other than are referenced under “Notable Features”.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #TROUTGLOVE going forward.

SERIES #55JACKIEROBINSONPSA10

Jackie Robinson 1955 Tops, 1 of 1 PSA Gem Mint 10

Use of Proceeds - SERIES #55JACKIEROBINSONPSA10

The following illustrates the estimated use of proceeds of this Offering (including from Series #55JACKIEROBINSONPSA10 Interests acquired by the Manager) if the Total Minimum ($360,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $350,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$350,000	97.22%
Broker Dealer & Escrow (1)	$4,472	1.24%
Legal	$1,250	0.35%
Marketing & Re-Authentication	$1,000	0.28%
Offering Expenses	$2,000	0.56%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,000	0.28%
Sourcing Fee (cash portion)(3)	$--	0.00%
Total Fees and Expenses	$9,722	2.70%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$278	0.08%
Total Proceeds	$360,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #55JACKIEROBINSONPSA10 Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee (6% of the asset cost) in units. The Manager will receive 583.3 units, which represents the Sourcing Fee of $21,000 to be received. The Manager also will purchase an additional 0.05% interest (50 units) for $1,800. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/1/2020
Expiration Date of Agreement	4/01/2021
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined and agreed to by the Company based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #55JACKIEROBINSONPSA10

Investment Overview

•	Upon completion of the Series #55JackieRobinsonPSA10 Offering, Series #55JackieRobinsonPSA10 will purchase a Jackie Robinson 1955 Tops, 1 of 1 PSA Gem Mint 10 (The “Underlying Asset” with respect to Series #55JackieRobinsonPSA10, as applicable), the specifications of which are set forth below.
•	Jackie Robinson was a professional baseball player remembered for breaking baseball’s color barrier in 1947. When the Dodgers signed Robinson, they heralded the moment as the end of racial segregation in professional baseball that, until that point, forced black players to the Negro Leagues. During his 10 year playing career, he was a 6 time All Star, named the National League MVP, and won a World Series in 1955.
•	His number is retired across all of Major League Baseball. On April 15 each season, every team celebrates Jackie Robinson Day in honor of his breaking the color barrier.

•	His contributions to civil rights are difficult to overstate. Martin Luther King Jr stated that Robinson made his success possible and “without him, I would never have been able to do what I did.”
•	Jackie Robinson’s memorabilia is valued in accordance with his place in history. A 1955 Tops Robinson graded Mint 9 sold for $13,000 in 2018 through Heritage auctions. This was one of 20+ examples with a PSA 9 or higher grade. In the same auction, a PSA 7 Near Mint card sold for less than $1,000. The rarity of high graded cards drives incredible collector demand, and the #Robinson1955Card is the sole Gem Mint 10 example.

Asset Description

Overview and authentication

•	#Robinson1955Card is truly a one of a kind card of the Baseball and Civil Right Movement hero, Jackie Robinson. PSA has had more than 4,000 examples submitted for grading, and this was the only card to earn a Gem Mint 10 grade.

•	The 1955 Topps is the second to last gum card that Robinson would be featured on in his career.

Notable Features:

•	The yellow background of this card is known to attract trace imperfections. This coloration of this example is flawless.

•	The Topps 1955 set features a redesign that marked the first use of a horizontal format for player depictions through the entire production run.

•	1955 was a special season for Robinson. He would win the only World Series championship of his career. This would also be the Brooklyn Dodgers sole title prior to moving west to Los Angeles.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #55JACKIEROBINSONPSA10 going forward.

SERIES #MOOKIEBETTSGLOVE

2018 Mookie Betts Gameworn Glove, World Series Season

Use of Proceeds - SERIES #MOOKIEBETTSGLOVE

The following illustrates the estimated use of proceeds of this Offering (including from Series #MOOKIEBETTSGLOVE Interests acquired by the Manager) if the Total Minimum ($64,000) is raised in this Offering and if the Asset Cost is $60,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$60,000	93.75%
Broker Dealer & Escrow (1)	$1,701	2.66%
Legal	$1,250	1.95%
Marketing & Re-Authentication	$400	0.63%
Offering Expenses	$250	0.39%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$250	0.39%
Sourcing Fee (cash portion)(3)	$-0-	-0-%
Total Fees and Expenses	$3,851	6.02%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$149	0.23%
Total Proceeds	$64,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee ($3,600) in #MOOKIEBETTSGLOVE units (180). The Manager also will purchase an additional 0.05% interest (16 units) for $320. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/1/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined and agreed to by the Company based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #MOOKIEBETTSGLOVE

Investment Overview

•	Upon completion of the Series #MookieBettsGlove Offering, Series #MookieBettsGlove will purchase a 2018 Mookie Betts Gameworn Glove, World Series Season (The “Underlying Asset” with respect to Series #MookieBettsGlove, as applicable), the specifications of which are set forth below.
•	Mookie Betts is a Major League Baseball star, currently playing for the Los Angeles Dodgers. He was traded to the Dodgers from the Boston Red Sox prior to the 2020 season and subsequently signed a 12-year $365 million contract extension. The deal, which included a $65 million signing bonus, was the richest in Dodger history and the third-richest in North American sports history.
•	The 29 year old is a 4 time All Star, 3 time Silver Slugger Award winner, and 4time gold glove winner. His 2018 season was one for the record books; he became the only player to win the World Series, MVP, Silver Slugger, Gold Glove, and batting title in the same season.

•	Through the 2020 season, Betts has a .301 career batting average, 155 home runs, 509 RBI, and 136 stolen bases.
•	Betts memorabilia is highly valued by collectors, as would be expected for a player of his caliber. Players typically use countless bats and wear multiple jerseys per season, so gloves are prized for their rarity. A Betts jersey worn during World Series Game 1 sold for $17,000 through the team. The patched jersey only saw use in a single game, whereas the glove was used over the entire season.

Asset Description

Overview and authentication

•	#MookieBettsGlove is a unique opportunity to own a piece of memorabilia from one of Major League Baseball’s superstar five tool players. This is possibly the only item Betts used throughout his historic 2018 season, where he amassed a list of accomplishments unmatched in Baseball’s history.
•	The #MookieBettsGlove was used throughout the regular and postseason. Notably, he was wearing the glove while the Red Sox secured the 2018 World Series championship over the Dodgers. The glove is signed by Betts on the right side of the wrist strap and inscribed the bible verse “Rom 8:31”.
•	#MookieBettsGlove was obtained by Betts’ offseason hitting coach, Michael Coleman - a former Major League Player and current owner of M3 Baseball Training. A notarized letter indicates that Coleman received the glove directly from Betts and the glove was Betts’ primary glove throughout the 2018 season.
•	The PSA/DNA Letter of Authenticity (Certification: 1G00537) warrants the glove’s use throughout the 2018 regular season, postseason, and World Series. The letter includes 4 images of Betts wearing the glove during the All Star Game, American League Championship Series, and World Series.
•	The Wilson glove is a MB50 Outfielder’s model, size 12.75”. It features a Dual Post H web style.

Notable Features:

•	#MookieBettsGlove displays considerable evidence of use. The pocket, face of the web, and body of the glove all display visible wear.
•	The glove is constructed with Wilson’s top grade blue and beige tanned steerhide, bound with red and blue tanned rawhide laces.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MOOKIEBETTSGLOVE going forward.

SERIES #LebronBlackRefractor

2003 Topps Chrome Black Refractor LeBron James Rookie Card Beckett 9.5

Use of Proceeds - SERIES #LEBRONBLACKREFRACTOR

The following illustrates the estimated use of proceeds of this Offering (including from Series #LEBRONBLACKREFRACTOR Interests acquired by the Manager) if the Total Minimum ($138,000) is raised in this Offering and if the Asset Cost is $130,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$130,000	93.19%
Broker Dealer & Escrow (1)	$2,395	1.74%
Legal	$1,250	0.90%
Marketing & Re-Authentication	$1,000	0.72%
Offering Expenses	$2,000	1.43%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,000	0.72%
Sourcing Fee (cash portion)(3)	$-0-	-0-%
Total Fees and Expenses	$7,645	6.43%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$355	0.38%
Total Proceeds	$138,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee (7,800) in LEBRONBLACKREFRACTOR units (260). The Manager also will purchase an additional 0.05% interest (28 units) for $690. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/1/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined and agreed to by the Company based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #LEBRONBLACKREFRACTOR

Investment Overview

•	Upon completion of the Series #LebronBlackRefractor Offering, Series #LebronBlackRefractor will purchase a 2003 Topps Chrome Black Refractor LeBron James Rookie Card Beckett 9.5 (the “Underlying Asset” with respect to Series #LebronBlackRefractor, as applicable), the specifications of which are set forth below.
•	LeBron James, of the NBA’s Los Angeles Lakers, is considered among the greatest players in basketball history. A standout athlete from a young age, James’s high school games were nationally televised, he was selected 1st overall in 2003 and was named rookie of the year. Since then, he has continued to play at the NBA’s highest levels and achieved pop-icon celebrity status off of the court.
•	James has won 3 NBA titles and Finals MVP honors, 4 NBA MVP awards, 2 Olympic gold medals, and been selected to 16 All Star Games.

•	He is considered the “face of the NBA” and has been ranked among the most influential athletes in the world throughout his career. He has inked endorsement deals with companies as diverse as Nike, McDonalds, and Audumars Piguet. He has also appeared in a wide variety of television and movie productions, and even owns a production company.
•	Among sports memorabilia, James items are among the most sought after. One of his rookie cards briefly held the record for the most expensive modern sports card sold ($1.8 million, July 2020). An All Star game worn jersey, with auction proceeds going to charity, sold for $630,000 - a record for a modern basketball jersey.

Asset Description

Overview and authentication

•	The 2003 Topps Chrome Black Refractor LeBron James Rookie Card is considered one of the crown jewels of one of the greatest basketball players of all time. James has already secured his spot in history among the greats, and he continues to add to his achievements.
•	The black refractor series features fragile black borders, making a card in this pristine condition nearly impossible to find. This has caused pricing on these cards to become very sensitive to condition.
•	Another James Chrome Black Refractor Rookie card was sold by PWCC Marketplace for $20,000 in May 2019. It was rated PSA 10 Gem Mint.
•	The 2003 Topps Chrome Basketball set featured several versions of the LeBron James cards. PSA population reports list 5,255 examples of the base card. By contrast the regular refractor lists only 129. The Black Refractor is rarer still, with only 129 across all grades. Within the realm of rare rookie cards for the NBA superstar, the #LebronBlackRefractor is truly unique.

Notable Features:

•	Beckett authentication number 0009987911 grades centering, edges, corners, and surface as 9.5 Mint. Only 27 cards have received a 9.5 or higher from Beckett.
•	Each card is individually numbered to 500. This example is number 160.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #LEBRONBLACKREFRACTOR going forward.

SERIES #LamarJacksonBasket

Lamar Jackson Basket of 4 Graded Signature Cards

Use of Proceeds - SERIES #LamarJacksonBasket

The following illustrates the estimated use of proceeds of this Offering (including from Series #LamarJacksonBasket Interests acquired by the Manager) if the Total Minimum ($88,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $76,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$76,000	86.36%
Broker Dealer & Escrow (1)	$1,968	2.24%
Legal	$1,250	1.42%
Marketing & Re-Authentication	$1,000	1.14%
Offering Expenses	$2,000	2.27%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,000	1.14%
Sourcing Fee (cash portion)(3)	$3,800	4.32%
Total Fees and Expenses	$11,018	12.52%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$982	1.12%
Total Proceeds	$88,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #LamarJacksonBasket Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 95 #LamarJacksonBasket units, which represents the portion ($760) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (55 units) for $440. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/1/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Steven Spiegel
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	5%
Sourcing Fee Payable in Series Equity Interest	1%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor the Asset Seller rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $60,000. In the example set forth above, the asset seller would realize a “profit” of $16,000.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #LamarJacksonBasket

Investment Overview

•	Upon completion of the Series #LamarJacksonBasket Offering, Series #LamarJacksonBasket will purchase a Lamar Jackson Basket of 4 Graded Signature Cards (The “Underlying Asset” with respect to Series #LamarJacksonBasket, as applicable), the specifications of which are set forth below.
•	Lamar Jackson is one of the NFL’s most exciting young players. He took over as the Baltimore Ravens starting quarterback during the 2018 season and would become the youngest quarterback to start a playoff game.
•	Jackson was unanimously selected league MVP of the 2019 season, his first full year as a starter. He set the record for most rushing yards by a quarterback and led the league in touchdown passes.

•	Prior to joining the NFL, he racked up numerous accomplishments during his college career. He won the Heisman Trophy, Maxwell Award, Walter Camp Award, and was a unanimous All American during his sophomore season.
•	Given Jackson’s breakout success, collectors have shown considerable interest in his memorabilia. Only currently in his second full season as a starter, items are in short supply and priced accordingly.

Asset Description

Overview and authentication

•	#LamarJacksonBasket consists of 4 individually signed and graded cards. Given the scarcity of Lamar Jackson cards in the market, this is a unique opportunity to invest in several of the young star’s premier cards.
•	The first card is a Panini 2018 National Treasures Green Jersey Number Jersey and Autograph. Rated 9 Mint by Beckett (0011849828). Graded 10 for both centering and edges and 9 for corners and surface. The card features a swatch of jersey from the home purple uniform, and a piece of a patch. It is signed and numbered 5/8.
•	The second card is a 2018 Panini Contenders Cracked Ice Autograph. The card is signed and the autograph is graded 10 by Beckett (0012437610). The card received a 9 Mint grade. Centering and edges are 9.5, surface a 9, and corners are 8.5. It is numbered 23/24.
•	The third card is a 2018 Panini Contenders Championship Ticket Lamar Jackson Autograph. The card is graded 9.5 Gem Mint by Beckett (0012437609). Centering, edges, and surface are all 9.5. Corners are graded 9. The autograph is graded 10. It is numbered 15/49.
•	The final card is a 2018 Panini Contenders Clear Ticket Autograph. It is rated 9.5 Gem Mint by Beckett (0012437608). Centering, edges, and corners are 9.5 and surface is 9. Signature is graded 10. It is numbered 04/10
•	An autographed patch card from Panini’s 2018 National Treasures set sold in auction for $30,000 in December 2019

Notable Features:

•	Each card features a clear signature in blue ink, with Jackson’s number 8 inscribed.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #LAMARJACKSONBASKET going forward.

SERIES #GIANNISRPA

2013 Panini National Treasure Giannis Antetokounmpo Rookie Patch Autograph #130 PSA Mint 9

Use of Proceeds - SERIES #GIANNISRPA

The following illustrates the estimated use of proceeds of this Offering (including from Series #GIANNISRPA Interests acquired by the Manager) if the Total Minimum ($112,500) is raised in this Offering and if the Asset Cost is $108,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$108,000	96.00%
Broker Dealer & Escrow (1)	$2,155	1.92%
Legal	$1,250	1.11%
Marketing & Re-Authentication	$350	0.31%
Offering Expenses	$250	0.22%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$250	0.22%
Sourcing Fee (cash portion)(3)	$-0-	-0-%
Total Fees and Expenses	$4,255	3.78%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$245	0.22%
Total Proceeds	$112,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #GIANNISRPA Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee ($6,480) in #GIANNISRPA units (648). The Manager also will purchase an additional 0.05% interest (56.25 units) for $563. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/4/2020
Expiration Date of Agreement	4/01/2021
Selling Entity	Steven Spiegel
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor the Asset Seller rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $102,000. In the example set forth above, the asset seller would realize a “profit” of $6,000.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #GIANNISRPA

Investment Overview

•	Upon completion of the Series #GiannisRPA Offering, Series #GiannisRPA will purchase a 2013 Panini National Treasure Giannis Antetokounmpo Rookie Patch Autograph #130 PSA Mint 9 (The “Underlying Asset” with respect to Series #GiannisRPA, as applicable), the specifications of which are set forth below.

•	Giannis Antetokounmpo is a Greek basketball player for the Milwaukee Bucks. He is known as “Greek Freak” in recognition of his size, speed, and ball-handling ability.

•	He is a two time NBA MVP and four time All Star. He led the Bucks in all major stat categories in 2017, and was the first NBA player to finish in the league’s top 20 in points, rebounds, assists, steals, and blocks.

•	His player efficiency rating of 31.87 in 2020 was the highest in NBA history.

•	His cards are highly valued by collectors and a National Treasures Logo patch card fetched $1.9 million in auction earlier this year. This sale was the richest NBA card sale in history, ahead of any cards bearing LeBron James’ or Michael Jordan’s likeness.

Asset Description

Overview and authentication

•	2013 Panini National Treasure Giannis Antetokounmpo Patch Autograph is considered the Giannis Antetokounmpo rookie card. PSA has given only 3 other cards a 9+ Mint rating, making mint examples extremely hard to come by.

•	Numbered to 99, the National Treasure card has it all: memorabilia, autograph, limited production, and a well-established set for rookies. Beckett ranks it as the top Antetokounmpo rookie card, by a “decent margin.”

•	The card features an exceptionally large jersey patch with an on-card signature below.

•	The PSA 9 Mint rating is certification number 44386206,

Notable Features:

•	The card is autographed in bold blue ink, with no smudging or issues to be found.

•	The large jersey insert contains 2 separate patches, from what appears to be the jersey's rear name plate.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #GIANNISRPA going forward.

SERIES #BRADYROOKIE

2000 SP Authentic Tom Brady Rookie Card Gem Mint 10

Use of Proceeds - SERIES #BRADYROOKIE

The following illustrates the estimated use of proceeds of this Offering (including from Series #BRADYROOKIE Interests acquired by the Manager) if the Total Minimum ($56,500) is raised in this Offering and if the Asset Cost is $53,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$53,500	94.69%
Broker Dealer & Escrow (1)	$1,630	2.89%
Legal	$1,250	2.21%
Marketing & Re-Authentication	$-0-	-0-%
Offering Expenses	$-0-	-0-%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$-0-	-0-%
Sourcing Fee (cash portion)(3)	$-0-	-0-%
Total Fees and Expenses	$2,880	5.10%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$120	0.21%
Total Proceeds	$56,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #BRADYROOKIE Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee ($3,210) in #BRADYROOKIE units (321). The Manager also will purchase an additional 0.05% interest (28.25 units) for $283. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/4/2020
Expiration Date of Agreement	5/1/2021
Selling Entity	Steven Spiegel
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor the Asset Seller rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $53,500. In the example set forth above, the asset seller would not realize a profit on the sale of the Underlying Asset.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #BRADYROOKIE

Investment Overview

•	Upon completion of the Series #BradyRookie Offering, Series #BradyRookie will purchase a 2000 SP Authentic Tom Brady Rookie Card Gem Mint 10 (The “Underlying Asset” with respect to Series #BradyRookie, as applicable), the specifications of which are set forth below.

•	Tom Brady is in his first season as quarterback of the Tampa Bay Buccaneers. He spent the previous 20 seasons as a member of the New England Patriots, where he established himself as, what many consider, the greatest quarterback of all time.

•	Brady is without equal in terms of longevity and success. He has played in 9 Super Bowls, won 6 of them, and is a 4 time Super Bowl MVP (all NFL records). In addition, he has won 3 league MVP awards.

•	As the most accomplished player in the most popular North American league, Brady has also become a notable figure off the field. He has appeared in numerous TV shows and has endorsement deals with companies such as Aston Martin and Uggs. He owns a wellness and fitness focused company, named TB12.

Asset Description

Overview and authentication

•	Beckett lists nearly 50 different Tom Brady rookie cards that were printed. They rank the SP Authentic to be the second most desirable, falling behind only a limited run autographed card.

•	The card hails from an era prior to memorabilia and autographs taking over the card industry. At this time, brands were crucial in determining collectability. SP Authentics was firmly positioned as the hobby’s premium brand. This position helped this set appeal to wide variety of collectors and helped establish the #BradyRookie as the most recognized Brady rookie card.

•	With only 1,250 cards printed, and less than 100 with a PSA Gem Mint 10 grade, demand for this card far exceeds supply of this elite offering.

Notable Features:

•	The 2000 SP Authentic football set consisted of 60 short printed rookie cards, each of which has a full color, action photo of the player with a white border, silver foil highlights and the SP Authentic logo.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #BRADYROOKIE going forward.

SERIES #1986WAX

1986 Fleer Basketball Wax Box, 36 ct Packs, Michael Jordan #75 RC BBCE Auth

Use of Proceeds - SERIES #1986WAX

The following illustrates the estimated use of proceeds of this Offering (including from Series #1986WAX Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($139,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $131,250.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$131,250	94.42%
Broker Dealer & Escrow (2)	$2,378	1.71%
Legal	$1,250	0.90%
Marketing & Re-Authentication	$1,000	0.72%
Offering Expenses	$2,000	1.44%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.72%
Sourcing Fee (cash portion)(4)	$-0-	-0-%
Total Fees and Expenses	$7,628	5.49%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$122	0.09%
Total Proceeds	$139,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $175,000. The seller will contribute the asset to the Series in exchange for 1,750 Interests in the Series, which represents 25% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 75% of the agreed-upon price ($131,250) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #1986WAX Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)

The Manager will receive its entire Sourcing Fee ($10,500) in #1986WAX units (420).  The Manager also will purchase an additional 0.05% interest (27.8 units) for $695.  There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own.  Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/1/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Evan Mathis
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor the asset seller rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $70,000. In the example set forth above, the asset seller would realize a “profit” of $105,000 (assuming that the value of the 25% interest in the Series is $43,750).

 In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #1986WAX

Investment Overview

•	Upon completion of the Series #1986Wax Offering, Series #1986Wax will purchase a 1986 Fleer Basketball Wax Box, 36 ct Packs, Michael Jordan #75 RC BBCE Auth (The “Underlying Asset” with respect to Series #1986Wax, as applicable), the specifications of which are set forth below.

•	Michael Jordan debuted with the Bulls in the 1984-1985 season and played with the team until the end of the 1993-1994 NBA season during which time he led the Bulls to three NBA Championships, when he retired for the first time to play Minor League Baseball. He then came out of retirement and returned to the Bulls from 1995 – 1998, leading the team to another three additional NBA Championships, before retiring for the second time. He came out of retirement again and played for the Washington Wizards, until the end of his NBA career, from 2001 to 2003

•	Due to the popularity of ESPN’s documentary “The Last Dance”, Jordan related sports memorabilia have been some of the best performing items in 2020 and continue to be highly coveted by the sports collectibles industry

•	As years go by, the 1986 Fleer NBA set continues to separate itself from the plethora of 1980s cards. The decade saw a resurgence in card collecting, and card makers flooded the market with sets. The overwhelming majority of cards from the era have very little value. Collectors have identified the 1986 Fleer set as the preeminent card set in Basketball history, and the distinction has grown its class of players continue to solidify their place among game’s all-time greats.

•	Another 1986 Fleer set sold through Heritage Auctions for $40,000 in 2017. A set of 3 boxes sold earlier this year for $264,000 at Goldin Auctions. None of these boxes contained a visible Michael Jordan card, however. A PSA Gem Mint 10 example can be a $100,000 card. Having assurance that at least one Jordan rookie card is included is a major driver of value.

 Asset Description

 Overview and authentication

•	#1986Wax is an original retail box with 36 fresh unopened wax packs. Each pack contains 12 cards and 1 sticker.

•	This set is considered the premier basketball set to own, its status and significance is on the level of the 1952 Topps baseball set. Supply of these rare boxes cannot keep up with growing demand each year.

•	The 1986 class of rookies, highlighted by Michael Jordan, is perhaps the most accomplished in NBA history. A short list of stars and HoFers who appear in this set (many their rookie debut) include Michael Jordan, Charles Barkley, Clyde Drexler, Joe Dumars, Patrick Ewing, Karl Malone, Manute Bol, Wayman Tisdale, Chris Mullin, Hakeem Olajuwon, Isiah Thomas, Dominique Wilkins, James Worthy, Patrick Ewing, Magic Johnson, Julius Erving, Larry Bird and Kareem Abdul-Jabbar.

Notable Features:

•	#1986Wax has a rookie Michael Jordan card visible through the front of the package. This guarantees that at least one Jordan rookie is contained. There could be additional cards contained within, each one potentially worth $100,000.

•	The package contains 432 cards and 36 stickers.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #1986WAX going forward.

SERIES #SEAVER1971PSA10

1971 Topps Tom Seaver, Sole PSA Gem Mint 10

Use of Proceeds - SERIES #SEAVER1971PSA10

The following illustrates the estimated use of proceeds of this Offering (including from Series #SEAVER1971PSA10 Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($52,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $42,625.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$42,625	81.97%
Broker Dealer & Escrow (2)	$1,586	3.05%
Legal	$1,250	2.40%
Marketing & Re-Authentication	$1,000	1.92%
Offering Expenses	$2,000	3.85%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	1.92%
Sourcing Fee (cash portion)(4)	$1,550	2.98%
Total Fees and Expenses	$8,386	16.13%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$989	1.90%
Total Proceeds	$52,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $77,500. The seller will contribute the asset to the Series in exchange for 1,395 Interests in the Series, which represents 45% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 55% of the agreed-upon price ($42,625) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #SEAVER1971PSA10 Sellers
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 124 #SEAVER1971PSA10 units, which represents the portion ($3,100) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (10.4 units) for $260. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/1/2020
Expiration Date of Agreement	3/01/2021
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	2%
Sourcing Fee Payable in Series Equity Interest	4%

(1)	The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined and agreed to by the Company based upon recent sales prices, industry trends and consultation with industry experts

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #SEAVER1971PSA10

Investment Overview

•	Upon completion of the Series #Seaver1971PSA10 Offering, Series #Seaver1971PSA10 will purchase a 1971 Topps Tom Seaver, Sole PSA Gem Mint 10 (The “Underlying Asset” with respect to Series #Seaver1971PSA10, as applicable), the specifications of which are set forth below.

•	Tom Seaver was a Major League pitcher, playing 20 seasons as a member of the New York Mets, Cincinnati Reds, Chicago White Sox, and Boston Red Sox. The first ballot Hall of Famer is remembered, in addition to his individual dominance, for his role in the Mets 1969 World Series victory.

•	Seaver received votes on 99% of Hall of Fame ballots, a record at the time. His career made his induction a foregone conclusion. He was the named rookie of the year, went on to become a 12 time all-star, and won 3 Cy Young awards.

•	His impressive numbers include 311 wins, 3,640 strikeouts, 61 shutouts, and lifetime 2.86 ERA.

•	A 1967 Topps Seaver rated Mint 9 (one higher rated by Beckett) sold for $7,000 last year through Heritage Auctions. Any comparisons are difficult to make, when dealing with a 1/1 Gem Mint 10 card from 5 decades past.

Asset Description

Overview and authentication

•	#Seaver1971PSA10 is the only 1971 Topps Tom Seaver graded PSA Gem Mint 10. This is an incredibly rare opportunity to own an elite card of the generational, all-time great pitcher.

•	The 1971 Topps set features a black border around the edges. Collectors value the aesthetic appeal, but the finish is notoriously fragile. The edges chip and any bend is magnified by the contrasting white paper against the black border. The set is difficult to complete in good condition. Perhaps as a result of this design, PSA has only graded 6 cards, out of nearly 1,700, a Mint 9 or better. And #Seaver1971PSA10 is the only card to ever receive a Gem Mint 10 grade.

•	Given Seaver’s prominence and condition sensitivity of the 1971 Topps set, the demand for this high grade card will far outstrip supply.

Notable Features:

•	Aside from the 1971 Topps set’s renowned black borders, the front of these cards showcase the player's name and position in lowercase letters, with the team name in uppercase. The card's back boasts a black and white snapshot of each player and abbreviated statistics that reveal the player's 1970 and career stats. Also featured is a short bio and lines indicating the player's first year in pro ball and first major league game.

•	The image of Seaver shows him following through on a pitch, and features a printed signature in black ink.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #SEAVER1971PSA10 going forward.

SERIES #GretzkyOpeechee1979

1979 Wayne Gretzky O-Pee-Chee Rookie Card, PSA 9

Use of Proceeds - SERIES #GretzkyOpeechee1979

The following illustrates the estimated use of proceeds of this Offering (including from Series #GretzkyOpeechee1979 Interests acquired by the Manager) if the Total Minimum ($67,000) is raised in this Offering and if the Asset Cost is $63,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$63,000	94.03%
Broker Dealer & Escrow (1)	$1,729	2.58%
Legal	$1,250	1.87%
Marketing & Re-Authentication	$250	0.37%
Offering Expenses	$250	0.37%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$150	0.22%
Sourcing Fee (cash portion)(3)	$--	0.00%
Total Fees and Expenses	$3,629	5.42%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$371	0.55%
Total Proceeds	$67,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #GretzkyOpeechee1979 Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)

The Manager will receive its entire Sourcing Fee (6% of the asset cost) in units.  The Manager will receive 378 units, which represents the Sourcing Fee of $3,780 to be received.  The Manager also will purchase an additional 0.05% interest (33.5 units) for $335.  There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own.  Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/12/2020
Expiration Date of Agreement	5/01/2021
Selling Entity	BH Sports LLC
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor the asset seller rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $63,000. In the example set forth above, the asset seller would not realize a profit on the sale of the Underlying Asset.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #GretzkyOpeechee1979

Investment Overview

•	Upon completion of the Series #GretzkyOpeechee1979 Offering, Series #GretzkyOpeechee1979 will purchase a 1979 Wayne Gretzky O-Pee-Chee Rookie Card, PSA 9 (The “Underlying Asset” with respect to Series #GretzkyOpeechee1979, as applicable), the specifications of which are set forth below.

•	Wayne Gretzky, nicknamed “The Great One”, is considered the greatest hockey player of all time. At the time of his retirement in 1999, he held 61 NHL records: 40 regular season records, 15 playoff records, and 6 All-Star records. He won 4 Stanley Cup Championships with the Edmonton Oilers.

•	Some of the remarkable accomplishments from Gretzky's career include: finishing with 894 goals and 1,963 assists (2,857 points), 15 NHL All-Star selections (8 First Team and 7 Second Team squads), nine Hart Trophies as the league's best player, 10 Art Ross Trophies, two Conn Smythe Trophies and five Byng Trophies.

•	Gretzky played for 4 teams (Edmonton Oilers, Los Angeles Kings, New York Rangers, St. Louis Blues) over the course of 20 seasons.

•	This is the key rookie card of hockey's greatest player. When people talk about the greatest athletes in sports, you often hear names like Babe Ruth, Muhammad Ali and Michael Jordan, but one could make a great argument that none of them dominated their sport the way Wayne Gretzky dominated hockey.

Asset Description

Overview and authentication

•	#GretzkyOpeechee1979 is one of 89 PSA9 1979 Wayne Gretzky O-Pee-Chee .This is the key rookie card of hockey's greatest player.

•	The 1979 O-Pee-Chee set has to contend with a few major condition obstacles including chipping along the blue border, print defects and severe rough-cuts, making PSA Mint 9 or better examples very hard to come by. In addition, the centering on this card is often found in the 60/40 or worse range.

•	The card boasts beautiful centering with fantastic borders and sharp corners. Well printed with wonderful color and clarity.

Notable Features:

•	O-Pee-Chee cards from this era are known for their rough edges. The reason why the uneven edges are so common to see is because the company would cut the sheets its cards were printed on with wires and the stacked sheets could also shift during the cutting process.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #GretzkyOpeechee1979 going forward.

SERIES #ZionRPABGS9

2019-20 Zion Williamson National Treasures Rookie Autograph Patch Card Beckett Mint 9

Use of Proceeds - SERIES #ZionRPABGS9

The following illustrates the estimated use of proceeds of this Offering (including from Series #ZionRPABGS9 Interests acquired by the Manager) if the Total Minimum ($129,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $118,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$118,000	91.47%
Broker Dealer & Escrow (1)	$2,336	1.81%
Legal	$1,250	0.97%
Marketing & Re-Authentication	$1,000	0.78%
Offering Expenses	$2,000	1.55%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,000	0.78%
Sourcing Fee (cash portion)(3)	$2,360	1.83%
Total Fees and Expenses	$9,946	7.71%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,054	0.82%
Total Proceeds	$129,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #ZionRPABGS9 Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 236 units, which represents the portion ($4,720) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (32.25 units) for $645. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/14/2020
Expiration Date of Agreement	4/01/2021
Selling Entity	Steven Spiegel
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	1%
Sourcing Fee Payable in Series Equity Interest	5%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables and were used and respected sports collectibles appraisers were consulted, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor the asset seller rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $105,000. In the example set forth above, the asset seller would realize a “profit” of $13,000.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #ZionRPABGS9

Investment Overview

•	Upon completion of the Series #ZionRPABGS9 Offering, Series #ZionRPABGS9 will purchase a 2019-20 Zion Williamson National Treasures Rookie Autograph Patch Card Beckett Mint 9 (The “Underlying Asset” with respect to Series #ZionRPABGS9, as applicable), the specifications of which are set forth below.

•	Zion Williamson is a member of the NBA’s New Orleans Pelicans, and is coming off of a standout rookie season.

•	Williamson entered the NBA following a dominant freshman season at Duke. He was named ACC Player of the year, ACC Athlete of the year, and ACC Rookie of the Year. The Associated Press and Sporting News also recognized him as their Player of the Year.

•	Williamson entered the 2019 NBA draft with an incredible level of hype, and was taken 1st overall by New Orleans.

•	Kevin Durant described him as a “once in a generation type of athlete.” Williamson is 6’ 6” and 285 lbs, but is known for his leaping ability, despite his large size.

Asset Description

Overview and authentication

•	#ZionRPABGS9 is one of 8 Beckett Mint 9 Zion Williamson Rookie National Treasures Autograph Patch cards. This rookie card checks just about every box a collector dreams of: NBA phenom, high-end set, memorabilia, autograph, and a rare high grade.

•	Panini has an exclusive deal with Williamson, making them the only card company that can print his autograph and/or memorabilia cards. Beckett calls the National Treasures Autograph Patch card the “Cadillac” of Williamson rookie cards. #ZionRPABGS9 is an even rarer version (Stars and Stripes), of which production was less than a third of the ‘traditional’ card.

•	The card is numbered 22/30.

Notable Features:

•	The vertically oriented card features a photo of Williamson taking a shot across the left side of the card. A large piece of a game worn jersey, with what appears to be pieces of the letters ‘R’ and ‘L’ from the front of the jersey’s ‘New Orleans’ script, dominates the center of the card. Below that is a clear, bold autograph in blue ink.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #ZionRPABGS99 going forward.

SERIES #BANKS1954PSA9

Ernie Banks Topps #94 1954 PSA Mint 9

Use of Proceeds - SERIES #BANKS1954PSA9

The following illustrates the estimated use of proceeds of this Offering (including from Series #BANKS1954PSA9 Interests acquired by the Manager if the Total Minimum ($87,000) is raised in this Offering and the Asset Cost is $82,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$82,000	94.25%
Broker Dealer & Escrow (1)	$1,916	2.20%
Legal	$1,250	1.44%
Marketing & Re-Authentication	$250	0.29%
Offering Expenses	$250	0.29%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$150	0.17%
Sourcing Fee (cash portion)(3)	$-0-	-0-%
Total Fees and Expenses	$3,816	4.39%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$1,184	1.36%
Total Proceeds	$87,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee ($4,920) in #BANKS1954PSA9 units (197). The Manager also will purchase an additional 0.05% interest (17 units) for $435. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/2/2020
Expiration Date of Agreement	4/01/2021
Selling Entity	Zev Partners (1)
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Asset for $85,000. Zev Partners based the consignment price that it would accept on recent comparables, market analysis, and consultations with professional appraisers. In the example set forth above, Zev Partners would realize a loss of $3,000.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #Banks1954PSA9

Investment Overview

•	Upon completion of the Series #Banks1954PSA9 Offering, Series #Banks1954PSA9 will purchase a Ernie Banks (The “Underlying Asset” with respect to Series #Banks1954PSA9, as applicable), the specifications of which are set forth below.

•	Ernie Banks, nicknamed “Mr. Cub”, was a legendary professional baseball player who starred for the Chicago Cubs at Shortstop and First Base between 1953-1971. He is widely regarded as one of the greatest players of all time.

•	Banks was a 14x All-Star, 2x NL Most Valuable Player, Gold Glove winner, 2x NL Home Run Leader, and 2x NL RBI leader.

•	Banks was inducted into the Baseball Hall of Fame in 1977. His jersey number 14 retired by the Chicago Cubs. He was nominated to Major League Baseball’s All Century Team.

•	Banks was known for his sunny disposition and positive attitude. His catchphrase was “There’s sunshine, fresh air, and teams behind us. Let’s play two.”

Asset Description

Overview and authentication

•	#Banks1954Topps9 is a core asset in one of the most popular baseball card sets ever made, containing 250 cards. The 1954 Topps set contains three ultra-important rookie cards - #94 Ernie Banks, #128 Hank Aaron and #201 Al Kaline, all Hall of Famers.

•	The 1954 Topps set carries historical significance for the history of the trading card industry. It was produced during heated competition between two rival manufacturers, the more established Bowman and the upstart Topps.

•	This asset is Ernie Banks rookie card, and certainly his most prominent and valuable card produced. One of the unique aspects of his rookie card is how young Banks looks in his headshot.

•	The card itself can be challenging to find well-centered and absent pesky print defects in the white background.

Notable Features:

•	#Banks1954Topps9 has considerable eye appeal, considered one of the most aesthetically pleasing cards in circulation. The card boasts four strong corners, fresh edges, and near flawless surfaces.

•	The asset’s print and coloring is virtually pack fresh with zero print snow or other notable blemishes.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series # BANKS1954PSA9 going forward.

SERIES # Mantle1952BowmanPSA8

Mickey Mantle 1952 Bowman #101 PSA NM-MT 8

Use of Proceeds - SERIES #MANTLE1952BOWMANPSA8

The following illustrates the estimated use of proceeds of this Offering (including from Series #MANTLE1952BOWMANPSA8 Interests acquired by the Manager if the Total Minimum ($15,000) is raised in this Offering and the Asset Cost is $10,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$10,000	66.67%
Broker Dealer & Escrow (1)	$1,243	8.29%
Legal	$1,250	8.33%
Marketing & Re-Authentication	$500	3.33%
Offering Expenses	$750	5.00%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$1,000	6.67%
Sourcing Fee (cash portion)(3)	$-0-	-0-%
Total Fees and Expenses	$4,743	31.62%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$257	1.71%
Total Proceeds	$15,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee ($600) in #MANTLE1952BOWMANPSA8 units (40). The Manager also will purchase an additional 0.05% interest (5 units) for $75. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/2/2020
Expiration Date of Agreement	4/01/2021
Selling Entity	Zev Partners
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Asset for $15,000. Zev Partners based the consignment price that it would accept on recent comparables, market analysis, and consultations with professional appraisers. In the example set forth above, Zev Partners would realize a loss of $5,000 on the sale of the Underlying Asset.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF # MANTLE1952BOWMANPSA8

Investment Overview

Investment Overview

•	Upon completion of the Series #MantleBowman1952PSA8 Offering, Series #MantleBowman1952PSA8 will purchase a Mickey Mantle 1952 Bowman #101 PSA NM-MT 8 (The “Underlying Asset” with respect to Series #MantleBowman1952PSA8, as applicable), the specifications of which are set forth below.

•	Mickey Mantle, nicknamed “The Mick”, was the linchpin of the New York Yankees epic dynasty during the 1950s and early 1960s. He won 7 World Series Championships, 3 Most Valuable Player awards and was selected to 20 All-Star games.

•	His journey from humble origins to centerfielder for the New York Yankees is the stuff of the American Dream. Mantle was a classic five-tool player who possessed almost supernatural power that led to a bevy of tape measure home runs, including a 560-foot home run that remains the longest in baseball history.

•

Mantle finished his career with 536 home runs, 1,676 runs scored, 1,509 RBI, 1,733 walks and a .298 batting average, and was selected as a first ballot Hall of Famer and member of Major League Baseball’s All-Century Team.

Asset Description

Overview and authentication

•	#MantleBowman1952PSA8 is a very important second-year issue of Mickey Mantle and considered one of his best looking cards.

•	The 1952 Bowman is considered one of the most underappreciated and overlooked Mantle cards throughout the years despite its aesthetics. Much attention has been paid to his classic 1952 Topps card, a card with a larger format and stronger overall set; however, many view the ‘52 Bowman as a more affordable and underappreciated alternative. The 1952 Bowman’s are considered an “elegant alternative” to the Topps issue, and represent a rare affordable offering from that golden post-War era of sports cards.

•

In 1952, Mantle began to develop into the superstar he would become. He hit .311 with 23 home runs and 94 runs scored, making his first All-Star appearance. The very next year, Mantle would begin a run of nine straight seasons of 100 runs scored or more as part of a potent Yankee lineup.

The 1952 Bowman set showcases 252 cards.

Notable Features:

•	Measuring 2-1/8” by 3-1/8”, card fronts feature artistic reproductions of player photos and facsimile autographs. The backs include personal data, biographical information, the card number and details on a mail-in offer.

•	The card contains bright white borders, fresh edges, and great print abound from every angle.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MANTLE1952BOWMANPSA8 going forward.

SERIES #KOUFAX1955PSA8.5

1955 Sandy Koufax Topps #123 PSA NM-MT+ 8.5

Use of Proceeds - SERIES #KOUFAX1955PSA8.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #KOUFAX1955PSA8.5 Interests acquired by the Manager, but excluding the retained interest of the seller of the Underlying Asset) if the Total Minimum ($23,000) is raised in this Offering and if the Cash Portion of the Asset Cost is $19,200.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$19,200	83.48%
Broker Dealer & Escrow (2)	$1,310	5.69%
Legal	$1,250	5.43%
Marketing & Re-Authentication	$500	2.17%
Offering Expenses	$250	1.09%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$250	1.09%
Sourcing Fee (cash portion)(4)	$-0-	-0-%
Total Fees and Expenses	$3,560	15.48%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$240	1.04%
Total Proceeds	$23,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $32,000. The seller will contribute the asset to the Series in exchange for 1,280 Interests in the Series, which represents 40% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 60% of the agreed-upon price ($32,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #KOUFAX1955PSA8.5 Seller.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	The Manager will receive its entire Sourcing Fee ($1,920) in #KOUFAX1955PSA8.5 units (192). The Manager also will purchase an additional 0.05% interest (11.5 units) for $115. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering..

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/2/2020
Expiration Date of Agreement	04/01/2021
Selling Entity	Zev Partners (1)
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Asset for $28,100. Zev Partners based the consignment price that it would accept on recent comparables, market analysis, and consultations with professional appraisers. In the example set forth above, Zev Partners would realize a “profit” of $3,900 on the sale of the Underlying Asset (assuming that the value of the 40% interest in the Series is $12,800).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #KOUFAX1955PSA8.5

Investment Overview

•

Upon completion of the Series #Koufax1955PSA8.5 Offering, Series #Koufax1955PSA8.5 will purchase a 1955 Sandy Koufax Topps #123 PSA NM-MT+ 8.5 rookie card (The “Underlying Asset” with respect to Series #Koufax1955PSA8.5, as applicable), the specifications of which are set forth below.

•	Sandy Koufax is considered one of the most dominant left handed pitchers in baseball history. Koufax’s career was cut short due to injury, but he managed to pitch brilliantly for 12 years with the Brooklyn/Los Angeles Dodgers.

•	Koufax’s accolades include: 7x All Star, 4x World Series Championships, NL MVP, 3x Cy Young, 2x World Series MVP. Koufax won the NL Triple Crown for pitchers in three separate years, leading the NL in wins, strikeouts and ERA.

•	Koufax, at age 36, became the youngest player ever elected to the Baseball Hall of Fame.

•	Koufax is also remembered as one of the most outstanding Jewish athletes in American sports, forever remembered for his decision not to pitch Game 1 of the 1965 World Series because it fell on Yom Kippur.

Asset Description

Overview and authentication

•	#Koufax1955PSA8.5 is Sandy Koufax’s rookie card and the clear card to own of the baseball icon.

•	One of the key pillars in the 1955 Topps baseball set, a set that has always been regarded as one of Topps’ best productions.

•	Given the light colored background along the face of the card, any condition issues are easily seen making high grades rare and valuable.

•	The card is considered one of the most iconic and coveted cards of the Post-War Era.

•	Koufax’s portrait has been described as “unassuming and near-perfect, much like the pitcher was on the mound.”

Notable Features:

•	The debut-year collectible of Koufax has never relinquished its status as one of the most visually captivating gum cards ever made. The card features a youthful but deceptively innocent-looking Sandy Koufax.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #KOUFAX1955PSA8.5 going forward.

SERIES # DURANTCHROMEREFRACTORPSA10

2007 Topps Chrome Refractor Kevin Durant Rookie Card PSA 10

Use of Proceeds - SERIES #DURANTCHROMEREFRACTORPSA10

The following illustrates the estimated use of proceeds of this Offering (including from Series #DURANTCHROMEREFRACTORPSA10 Interests acquired by the Manager) if the Total Minimum ($12,500) is raised in this Offering and the Asset Cost is $10,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$10,000	80.00%
Broker Dealer & Escrow (1)	$1,218	9.75%
Legal	$1,250	10.00%
Marketing & Re-Authentication	$-0-	-0-%
Offering Expenses	$-0-	-0-%
Acquisition Expenses (Insurance, Maintenance, Transport)	$-0-	-0-%
Sourcing Fee (cash portion)(2)	$-0-	-0-%
Total Fees and Expenses	$2,468	19.75%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$32	0.25%
Total Proceeds	$12,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.

(2)	The Manager will receive its entire Sourcing Fee ($600) in #DURANTCHROMEREFRACTORPSA10 units (60). The Manager also will purchase an additional 0.05% interest (6.25 units) for $63. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/2/2020
Expiration Date of Agreement	4/01/2021
Selling Entity	Zev Partners
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	Zev Partners is affiliated with Jason Epstein, our founder and President. The consignment price has not been determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor Zev Partners rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” Zev Partners acquired the Underlying Asset for $3,000. Zev Partners based the consignment price that it would accept on recent comparables, market analysis, and consultations with professional appraisers. In the example set forth above, Zev Partners would realize a profit of $7,000 on the sale of the Underlying Asset.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #DURANTCHROMEREFRACTORPSA10

Investment Overview

•	Upon completion of the Series #DurantChromeRefractorPSA10r Offering, Series #DurantChromeRefractorPSA10 will purchase a 2007 Topps Chrome Refractor Kevin Durant PSA 10 Rookie Card (The “Underlying Asset” with respect to Series #DurantChromeRefractorPSA10, as applicable), the specifications of which are set forth below.

•	Kevin Durant is considered one of the greatest basketball players of the modern era. He has won two NBA championships, an NBA Most Valuable Player Award, two Finals MVP Awards, two NBA All-Star Game Most Valuable Player Awards, four NBA scoring titles, the NBA Rookie of the Year Award, and two Olympic gold medals. Durant has also been selected to nine All-NBA teams and ten NBA All-Star teams.

•	Kevin Durant was the last first round draft pick for the Seattle SuperSonics before the team relocated to Oklahoma City (now the Oklahoma City Thunder) where he became the youngest player in NBA history to lead the league in scoring at 21 year and 197 days.

•	Durant is best known for his prodigious scoring ability. From 2010 to 2014, he won four scoring titles, becoming one of only two players to win four scoring titles in a five-year span.

•	One of the most popular players in the league, Durant's jersey regularly ranks as one of the NBA's best-selling and he is consistently one of the top All-Star vote-getters.

Asset Description

Overview and authentication

•	The 2007 Topps Chrome Refractor Kevin Durant Rookie Card is considered one of the crown jewels of one of the greatest basketball players of all time. James has already secured his spot in history among the greats, and he continues to add to his achievements.

•	This 2007 Topps basketball set features 160-cards featuring past legends and contemporary stars in cards #1-#110, with NBA rookies found on cards #111-#160. Kevin Durant is the key rookie to the set. Along with standard base cards comes a host of serial numbered parallels and inserts, notably the 1957/58 variations featuring contemporary players.

•	Its susceptible chromium surface combined with centering issues and perimeter sensitivity on its make this car difficult to source in top condition.

•	This iconic '07 Topps Chrome Refractor parallel depicts the future HOFer in a classic Seattle Super Sonics jersey during his rookie campaign.

Notable Features:

•	Bordered by faultless edges and rock-solid GEM MINT corners. The surfaces are void of any typical refractor lines with vivid color and precise registration.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #DURANTCHROMEREFRACTORPSA10 going forward.

SERIES #GiannisImmaculate

2013 Panini Immaculate Autograph Patch #131 PSA Gem Mint 10

Use of Proceeds - SERIES #GIANNISIMMACULATE

The following illustrates the estimated use of proceeds of this Offering (including from Series #GIANNISIMMACULATE Interests acquired by the Manager) if the Total Minimum ($67,000 is raised in this Offering and the Asset Cost is $60,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$60,000	89.55%
Broker Dealer & Escrow (1)	$1,749	2.61%
Legal	$1,250	1.87%
Marketing & Re-Authentication	$500	0.75%
Offering Expenses	$700	1.04%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$800	1.19%
Sourcing Fee (cash portion) (3)	$1,800	2.69%
Total Fees and Expenses	$6,799	10.15%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$201	0.30%
Total Proceeds	$67,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 90 #GIANNISIMMACULATE units, which represents the portion ($1,800) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.05% interest (16.75 units) for $335. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/31/2020
Expiration Date of Agreement	4/01/2021
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	6%
Sourcing Fee Payable in Cash	3%
Sourcing Fee Payable in Series Equity Interest	3%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF #GIANNISIMMACULATE

Investment Overview

•	Upon completion of the Series #GiannisImmaculate Offering, Series #GiannisImmaculate will purchase a 2013 Panini Immaculate Autograph Patch #131 graded a PSA Gem Mint 10 (The “Underlying Asset” with respect to Series #GiannisImmaculate, as applicable), the specifications of which are set forth below.

•	Giannis Antetokounmpo, nicknamed "The Greek Freak" is one of the NBA's most electrifying, charismatic, and likable young stars. Highly athletic and versatile, Antetokounmpo is often recognized as one of the best all-around players in the NBA, and many analysts have declared him "position-less" and possessing a unique combination of size, speed, ball handling skills and defensive prowess.

•	Drafted 15th overall by the Milwaukee Bucks in the 2011 NBA Draft, Giannis has been nothing short of remarkable in his brief career. His accolades include: 2× NBA Most Valuable Player, NBA Defensive Player of the Year, 4× NBA All-Star, NBA Most Improved Player, 4× All-NBA Selection, All-NBA First Team, 3× All-Defensive Selection, NBA All-Defensive First Team.

•	Hailing from Athens, Greece, Giannis has captivated international fanbases and brought a great deal of excitement to the league.

•	Giannis cards are highly valued by collectors. This was made quite evident when a National Treasures Logo Patch card of Giannis fetched $1.9 million in auction earlier this year. This sale was the richest NBA card sale in history, ahead of any cards bearing LeBron James’ or Michael Jordan’s likeness.

Asset Description

Overview and authentication

•	Considered one of the hottest Rookie Patch Autographs on the market of one of the NBA’s most talented and marketable young stars. With the overall popularity and importance that comes with these elite Immaculate Collection RPA’s, the limited print runs create favorable supply and demand dynamics for long term returns.

Prominent collectors consider Giannis Antetokounmpo to have similar collectibility to immortals like Michael Jordan and LeBron James.

•	The limited-edition piece is serial-numbered "54/99." Gem Mint condition.

•	There are only 7 2013 Panini Immaculate Autograph Patch #131 graded a PSA Gem Mint 10

Notable Features:

•	This card presents an action image of the young Milwaukee Bucks star, along with a desirable multi-colored and letter-segment, event-worn jersey patch. He has penned a very strong, blue ink signature on the obverse of the "Immaculate Collection" entry.
•	Text on the card's back states Panini America, Inc.'s warranty for the authenticity of the signature and genuineness of the patch component, and serves as the item's COA.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #GIANNISIMMACULATE going forward.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This discussion and analysis and other parts of this offering statement contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this offering circular.

Since its formation in January 2020, the Company has been engaged primarily in identifying and acquiring a collection of Underlying Assets. The Company plans to finance the acquisitions through various methods:

1.	Consignment – the Company enters into an agreement with an Asset Seller to market an Underlying Asset. The owner of the Underlying Asset, the “consignor,” retains full ownership of the Underlying Asset until the related Series closes. Upon closing the Series, the consignor will be paid the consignment price established by the consignor.

2.	Upfront purchase – the Company acquires an Underlying Asset from an Asset Seller prior to the launch of the Offering related to the Series

3.	Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

4.	Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset

At the time of this filing, the Company (and/or one of its series) has entered into the agreements described in “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” above. As of June 30, 2020, because the Regulation A offering statement filed by the Company had not yet been qualified, none of the Series had commenced operations, were capitalized or had assets or liabilities. All assets and liabilities related to these Series that have been incurred to date (other than offering expenses detailed in “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS”) will be incurred until the closings of the respective offerings for each Series and are the responsibility of the Company or the Manager. The responsibility for any assets or liabilities related to any Underlying Assets will not transfer to a Series until such time as a closing for that Series has occurred. No Series will commence operations, be capitalized or have assets and liabilities until such time as an offering related to such Series has been completed.

Subsequent to June 30, 2020, our Regulation A Offering Statement was qualified and the Company did commence operations. After June 30, 2020, two offerings (#MANTLEMINT1953 and “LEBRONROOKIE) have been completed and those Series have commenced operations, As of the date of this filing, we expect to complete the offerings for five additional Series within the next six weeks.

During the period ended June 30, 2020, we devoted substantially all our efforts to establishing our business and planned principal operations that we commenced following qualification of our Regulation A Offering Statement. In addition, the Manager has been engaged in developing the financial, offering and other materials to begin offering Interests in the Company’s Series. As such, and because of the start-up nature of the Company’s and the Manager’s business, the reported financial information once the Company or any Series is capitalized and has assets or liabilities, will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager/Asset Manager, its affiliates and employees of its owner, Collectable Technologies, Inc., to grow and support our business. While the officers and directors of Collectable Technologies have some similar management experience, their experience is limited, and they have no experience selecting or managing assets in the Asset Class. In executing the Company’s business, they sometimes rely upon a network of leading curators, appraisers, auctioneers and collectors to source, and to assist in the valuation management of the Underlying Assets.

There are a number of key factors that will have large potential impacts on our operating results going forward including the Manager/Asset Manager’s ability to:

·	source high quality Underlying Assets at reasonable prices to securitize;

·	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company;

·	in the future, develop a platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and
·	find operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per Underlying Asset.

We did begin generating revenues in the fall of 2020 through the completion of the #MANTLEMINT1953 and #LEBRONROOKIE offerings. As stated above, we expect to complete the offerings for five additional Series within the next six weeks, which is expected to lead to additional revenue generation.

Historical Investment in Series Assets

We plan to provide investment opportunities in Underlying Assets to Investors. At the time of this filing, we entered into the agreements described in “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” above. Two of our Series, #MANTLEMINT1953 and #LEBRONROOKIE, have acquired the respective Underlying Assets contemplated in those offerings. At the time of this filing, there have been no other investments.

Liquidity and Capital Resources

As of June 30, 2020, none of the Company or any Series had any revenues. The cash and cash equivalents held by us at that time resulted from capital contributions in excess of the expenses that we incurred.

From inception, the Company and each Series are expected to finance their business activities through capital contributions or other financing from the Manager/Asset Manager (or its affiliates) to the Company and each individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager. As of June 30, 2020, capital contributions in the amount of $2,606 had been to the Company; no capital contributions have been made to any Series.

In the future, the Company may incur financial obligations related to loans made to the Company by officers of the Manager, affiliates of the Manager or third-party lenders. Each Series will repay any loans plus accrued interest used to acquire its Underlying Asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series. At the time of this filing, no financial obligations have been incurred by the Company or any Series.

We believe that the proceeds from the offerings plus capital contributions and payment of expenses by Collectable Technologies and its affiliates will satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations. There is no requirement, however, that Collectable Technologies or its affiliates make these contributions or pay any expenses on our behalf; if they do not, the proceeds from the offerings along would not fund our plan of operation and we do not have other ready sources of capital or liquidity.

Plan of Operations

The Company plans to launch approximately 25 to 50 offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional Underlying Assets, which we anticipate will enable the Company to reduce Operating Expenses for each Series as we negotiate better contracts for storage, insurance and other operating expenses with a larger collection of assets.

We also intend to develop a Premium Membership Programs (as described in “Description of the Business – Business of the Company”), which we anticipate will allow Investors to gain access to expert collector consultations, exclusive benefits, discounted access to events and more. No such Premium Membership Programs have been developed to date and we do not expect to develop such programs until 2021.

We do not anticipate generating enough revenues in fiscal year 2020 from any Premium Membership Programs that might be developed, or otherwise, to cover any of the Operating Expenses for any Series of Interests closed in fiscal year 2020.  See “Description of the Business – Operating Expenses” for additional information regarding the payment of Operating Expenses.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

Plan of distribution

We are managed by the Manager, CS Asset Manager, LLC a single-member LLC owned by Collectable Technologies, Inc. CS Asset Manager, LLC also acts as the Asset Manager. Neither the Manager/Asset Manager nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Interests.

The sale of the Interests is being facilitated by the BOR, which is a registered broker-dealer under the Exchange Act and member of FINRA and is registered in each state where the offer and sales of the Interests will occur. Interests may not be offered or sold in states where the BOR is not registered as a broker-dealer.

With respect to the Interests:

·	The Company is the entity which issues membership interests in each Series of the Company;

·	The Asset Manager, in its capacity as Asset Manager, provides services with respect to the selection, acquisition, ongoing maintenance and upkeep of the Underlying Assets;

·	The Manager operates each Series of Interests following the closing of the Offering for that Series; and

·	The BOR, which is a registered broker-dealer, acts as the broker of record and facilitates the sale of the Interests while providing certain other Investor verification and regulatory services. For the avoidance of doubt, the BOR is not an underwriter or placement agent in connection with the Offering. The BOR does not purchase or solicit purchases of, or make any recommendations regarding, the Interests to prospective investors.

Neither the BOR, nor any other entity, receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests.

Each of the Offerings is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers”. For further details on the suitability requirements an Investor must meet in order to participate in these Offerings, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards”. As a Tier 2 offering pursuant to Regulation A under the Securities Act, these Offerings will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where the BOR is registered.

The initial offering price for each Series of Interests is equal to the aggregate of (i) the purchase price of the applicable Underlying Asset, (ii) the fees and expenses associated with the Offering (including the Brokerage Fee, the Acquisition Expenses, and the Sourcing Fee (in each case as described below), plus an amount in each case to be retained on the Series balance sheet, divided by the number of membership Interests sold in each Offering. The initial offering price for a particular Series is a fixed price and will not vary based on demand by Investors or potential investors. In some cases, the Manager and its affiliates may agree to pay and not seek reimbursement for certain expenses associated with an Offering. There is no commitment on the part of the Manager and its affiliates, however, to do so.

There will be different closing dates for each Offering. The Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted. If Closing has not occurred, an Offering shall be terminated upon the earlier of: (i) the date which is one year (which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion) from the date this Offering Circular is qualified by the Commission; or (ii) any date on which the Manager elects to terminate the Offering in its sole discretion.

In the case of each Series designated with a purchase option agreement in the “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” above, the Company has independent purchase option agreements to acquire the individual Underlying Assets, which it plans to exercise upon the closing of the individual Offering. These individual purchase option agreements may be further extended past their initial expiration dates and in the case a Series Offering does not close on or before its individual expiration date, or if we are unable to negotiate an extension of the purchase option, the individual Offering will be terminated.

This Offering Circular does not constitute an offer or sale of any Series of Interests outside of the U.S.

Those persons who want to invest in the Interests must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies, see “How to Subscribe” below for further details.

Each Series of Interests will be issued in book-entry form without certificates. Upon signing of the Custody Agreement, Interests will be transferred into a custodial account, created by the Custodian for each Investor, upon the Closing of the applicable Offerings. All Investors who previously purchased Interests in Offerings of the Company, ongoing or closed, would be required to opt in to allow the creation of a custodial account for them before Interests can be transferred

The initial offering price for each Series of Interests is equal to the aggregate of (i) the purchase price of the applicable Underlying Asset, (ii) the fees and expenses associated with the Offering (including the Brokerage Fee, the Acquisition Expenses, and the Sourcing Fee (in each case as described below), plus an amount in each case to be retained on the Series balance sheet, divided by the number of membership Interests sold in each Offering. The initial offering price for a particular Series is a fixed price and will not vary based on demand by Investors or potential investors; however, the number of units sold in each case may fluctuate, based primarily upon the ultimate price of the Underlying Asset. In some cases, the Manager and its affiliates may agree to pay and not seek reimbursement for certain expenses associated with an Offering. There is no commitment on the part of the Manager and its affiliates, however, to do so.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act) include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the Interests of the Company (in connection with this Series or any other Series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

·	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

·	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser”, annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.  The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our Manager and the BOR, in its capacity as broker of record for these Offerings, will be permitted to make a determination that the subscribers of Interests in each Offering are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Interests may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an Investor in an Offering is one (1) Interest and the maximum subscription by any Investor in any Offering is for Interests representing 10% of the total Interests of the Series, where such maximum subscription limit may be waived for an Investor by the Manager in its sole discretion. Such limits do not apply to the Manager and/or affiliates of the Manager. The Manager and/or its affiliates must purchase a minimum of 0.5% of Interests of each Series at the Closing of its each Offering. The Manager may purchase greater than 0.5% of Interests of any Series (including in excess of 10% of any Series) at the applicable Closing, in its sole discretion. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy a Total Minimum or for any other reason in order to close an Offering.

Lock-up Period

Upon the Closing of an Offering for a particular Series, a 90-day lock-up period will commence from the day of the Closing, before Interests in the particular Series may be transferred by any Investor in such Series.

Broker

Pursuant to a broker-dealer agreement dated as of August 6, 2020, between Collectable Sports Assets, LLC and Dalmore Group, LLC (Dalmore), a New York limited liability company (“Dalmore” or “BOR”) (the “Services Agreement”), Dalmore will serve as broker of record for the Company’s Regulation A offerings. The BOR will perform the following services in connection with the sale of the Interests as a broker-of-record:

1.	Accept Investor data from the Company;
2.	Review and process Investor information, including Know Your Customer (KYC) data, perform Anti-Money Laundering (AML) and other compliance background checks, and provide a recommendation to the Company whether or not to accept Investor as a customer of the Company;
3.	Review each Investor’s subscription agreement for completeness and, based upon such review, confirm whether the Investor can participate in the Offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the Investor’s participation;
4.	Contact and/or notify the Company, if needed, to gather additional information or clarification on any Investor;
5.	Keep Investor details and data confidential and not disclose to any third-party except as required by regulators or in performance of its obligations under the Services Agreement (e.g. as needed for AML and background checks);
6.	Coordinate with third party providers to ensure adequate review and compliance; and
7.	Comply with any required FINRA filings including filings required under Rule 5110 for the Offering.

The BOR is a broker-dealer registered with the Commission and a member of the FINRA and the SIPC and is registered in each state where the Offerings and sale of the Interests will occur but will not act as a finder, placement agent or underwriter in connection with these Offerings. The BOR will receive a Brokerage Fee but will not purchase or solicit the purchase of any Interests and, therefore, will not be eligible to receive any finder’s fees or any underwriting or placement agent discounts or commissions in connection with any Offering of Interests. In addition, we have agreed to reimburse the BOR for certain other expenses.

The Services Agreement will remain in effect for a period ending on the final closing of the Offering for a Series of Interests for which the BOR acts as broker-of-record.

A copy of the Services Agreement is filed with the Commission as an exhibit to this Offering.

Transfer Agent/Custodian

The company currently intends engage either a transfer agent (such as ComputerShare) or a Custodian to hold the accounts into which Interests in the Company’s offerings are anticipated to be transferred upon the closing of each of the Company’s offerings (as amended, the “Custody Agreement”). It is anticipated that the Custodian will receive a Custody Fee but will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any Offering.

Escrow Agent

The escrow agent is North Capital Private Securities Corporation (NCPS), a Delaware corporation (the “Escrow Agent”), who will be appointed pursuant to an escrow agreement among the BOR, the Escrow Agent, and the Company, on behalf of the Series (the “Escrow Agreement”). Each Series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Fees and Expenses” section below; however, the Manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent incurred in the case of the Offerings for the Series offered as of the date of this offering circular. As stated above, however, there is no commitment on the part of the Manager or its affiliates to pay these expenses in future Series offerings. The Company and the BOR must jointly and severally indemnify the Escrow Agent and each of its officers, directors, employees and agents against any losses that are incurred in connection with providing the services under the Escrow Agreement other than losses that arise out of the Escrow Agent’s gross negligence or willful misconduct. A copy of the Escrow Agreement is attached hereto.

Fees and Expenses

Offering Expenses Each Series of Interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that Series (the “Offering Expenses”). Offering Expenses consist of legal, accounting, escrow, filing, banking, compliance costs and custody fees, as applicable, related to a specific offering (and excludes ongoing costs described in Operating Expenses). The Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings that exceed those for any Series detailed in the “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” section of this Offering Circular. As stated above, for these Offerings, the Manager and its affiliates have agreed to pay and not seek reimbursement for the Offering Expenses that exceed those amounts detailed in “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS”. There is no commitment on the part of the Manager and its affiliates, however, to pay these expenses in future Series offerings.

As compensation for providing certain custodian services to the Company, the Custodian is expected to receive a fee equal not to exceed 0.75% of the amount raised through each Offering (the “Custody Fee”). Each Series of interests will be responsible for paying its own Custody Fee to the Custodian upon signing of anticipated Custody Agreement, in connection with the sale of interests in such Series, except if otherwise stated for a particular Series. The anticipated  Custody Fee will be payable from the proceeds of such Offering. For all Offerings closed prior to the signing of the Custody Agreement, the Manager will retroactively pay the Custodian the Custody Fee upon transfer of Interests related to such Offerings into the accounts created for each Interest Holder by the Custodian.

Acquisition Expenses

Each Series of Interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to such Series incurred prior to the Closing, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Underlying Asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the Underlying Asset from the Asset Seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation), initial refurbishment or maintenance, and photography and videography expenses in order to prepare a profile for the Underlying Asset to be used in marketing the Series (the “Acquisition Expenses”). The Acquisition Expenses will be payable from the proceeds of each offering.

Brokerage Fee

As compensation for providing certain broker-dealer services to the Company, the BOR will receive a fee equal to 1.00% of the gross proceeds of each Offering. Each Series of interests will be responsible for paying its own Brokerage Fee to the BOR in connection with the sale of interests in such Series, except if otherwise stated for a particular Series. The Broker also shall receive reimbursements for out-of-pocket expenses (including FINRA fees and a one-time advance payment of $5,000 for due diligence and other matters associated with establishing a relationship with the Company) incurred in performance of the services under the Services Agreement. In addition to the Brokerage Fees, the Manager has agreed to pay Dalmore a one-time consulting fee of $10,000 (which is payable upon issuance of FINRA’s No Objection letter and qualification by the SEC of the Offerings) for Dalmore’s agreement to provide ongoing general consulting relating to the Offerings. Finally, the Company will pay Dalmore a fee of $1,000 for each additional Series filing after FINRA issues its No Objection Letter.

The BOR will monitor all compensation, from any source, and will ensure that its total compensation for each Offering, and all Offerings, does not exceed 8% of the total offering proceeds, in the aggregate.

In addition to the Brokerage Fees, the Manager pays North Capital Investment Technology (NCIT), the parent company of the Escrow Agent, a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. Our Manager will also pay NCIT a one-time installation and setup fee of $2,500.

Sourcing Fee

The Manager will be paid the Sourcing Fee, which in respect of each Offering, shall not exceed the amounts described in the “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” section of this Offering Circular (or any supplement or amendment in the event of future Offerings) and in respect of any other offering, such amount as determined by the Manager at the time of each Offering, which may exceed the Sourcing Fee being charged in the current Offerings.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular Supplement, together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The Offering Statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section for the applicable Underlying Asset at our website www.collectable.com. The contents of the website are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe

Potential Investors who are “qualified purchasers” may subscribe to purchase Interests in the Series.

The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any Series Interests must:

1.	Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular or attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the Series Interests is suitable for you.

2.	Review, complete and sign the Subscription Agreement (including the “Investor Qualification and Attestation” attached thereto) and return it to us as instructed. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.	Once the completed Subscription Agreement is signed for a particular Offering, you must transfer funds in an amount equal to the purchase price for the relevant Series of Interests you have subscribed for (as set out on the front page of your Subscription Agreement) into a non-interest-bearing escrow account with Escrow Agent. This may be done by ACH transfer of funds. The Escrow Agent will hold such subscription monies in escrow until such time as your Subscription Agreement is either accepted or rejected by the Manager and, if accepted, such further time until you are issued with Series Interests for which you subscribed.

4.	The Manager and the BOR will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager or the BOR will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any Offering at any time prior to Closing.

5.	Once the review is complete, the Manager will inform you whether or not your application to subscribe for the Series Interests is approved or denied and if approved, the number of Series Interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6.	If all or a part of your subscription in a particular Series is approved, then the number of Series Interests you are entitled to subscribe for will be issued to you upon the Closing. Simultaneously with the issuance of the Series Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable Series as consideration for such Series Interests.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Operating Agreement. The Company, the Manager and the BOR will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the Manager and the BOR to verify your status as a “qualified purchaser”. If any information about your “qualified purchaser” status changes prior to you being issued Series Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with the Series of Interests’ operating account, until if and when there is a Closing for a particular Offering with respect to that Investor. When the Escrow Agent has received instructions from the Manager or the BOR that an Offering will close, and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the applicable Series. If an Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Manager.

DESCRIPTION OF THE BUSINESS

Overview

The collectible sports memorabilia market, a multi-billion-dollar industry is characterized by: (i) a small number of collectors who have the financial means to acquire and financially benefit from blue-chip sports assets and (ii) a large number of sports memorabilia enthusiasts who have equivalent knowledge and passion for such assets, but with limited or no current mechanisms to benefit financially from or enjoy certain benefits of ownership of the Asset Class in the highest value segment. This dichotomy and the disproportionate access to the upper-end of the market have resulted in the creation of significant latent demand from the enthusiast community to participate more meaningfully in an asset class that, to date, they have passively watched deliver returns to a select group of individual collectors.  Furthermore, those who can afford ownership of blue-chip memorabilia assets are often faced with purchasing barriers such as: high fees and minimums from auction houses and gatekeepers, lack of transparency from sellers/dealers, questionable authentication of items, asset hoarding by collectors, and even poor discoverability and filterability from established marketplaces. Simply put, the costs of investing in this asset class are high and transaction volumes are low with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth in this Asset Class remains largely inaccessible to most.

Collectable Sports Assets, LLC is our solution to this problem. In creating fractional ownership investment opportunities for collectibles, we aim to provide accessibility, enhanced security, increased socialization and community, and a fully regulated approach to memorabilia ownership.

We plan to target the acquisition of Underlying Assets ranging in price anywhere from $25,000 to $7,000,000. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency within the memorabilia asset class.

Market Opportunity

Collectable Sports Assets, LLC will predominantly focus on the blue-chip sports memorabilia niche. According to proprietary research and cross-referenced with study conducted by Charles River Ventures, the United States sports memorabilia market amounts to $5.4 billion annually, including total gross merchandise value [GMV] from eBay, independent auction houses, online retail venues, and other sources.  Excluded in the calculation were anything relating to sports apparel or mass-produced sports items that may be confused with unique memorabilia. The calculation also does not include the value of modern sports cards, a conservative approach that may be amended due to the valuations of contemporary sports memorabilia stabilizing and improving in recent years.

As recently as 2017, the following statistics provided a view of the sports memorabilia breakdown:

·	eBay: $4.7 billion (87% of total sports memorabilia volume). eBay generated $84 billion in gross merchandise volume in 2017. Extrapolating data from their net revenue by geographic breakdown, we estimate that 43% of marketplace GMV came from the U.S. As such, we estimate the GMV of eBay’s U.S. marketplace is $36 billion in 2017. According to an academic study, sports memorabilia constitutes 13% of all eBay sales and represents one of the company’s top five categories by transaction volume, according to an eBay report.

·	Online/Miscellaneous: $400 million (7% of total sports memorabilia volume). Quantifying the total sales volume of all private sales from retailers, hobby shops, trade shows, Craigslist and other small marketplaces is difficult; however, we can confidently assert the total from all the above would exceed the total sales of all independent auction houses, if only from the sheer volume of sellers in this category. For example, at the National Sports Collectors Convention, there are generally 30 dealers with booths for every one auction house represented on the floor. We conservatively set the total sales number at $400 million annually.

·	Independent Auction Houses: $290 million (5% of total sports memorabilia volume). There are roughly 100 auction houses specializing in sports specializing in sports memorabilia. Heritage Auctions is the largest in terms of annual sales, with $100 million in 2017, of which $63 million constituted auction sales and the balance flowing through private transactions. The next five biggest auction houses tracked through Collectable’s own data collection generated about $90 million in sales in 2017. We conservatively estimate the remaining 90 or so auction houses generate about $100 million total in sports memorabilia auction sales.”

·	Auction House Private Sales: $62.5 million (1% of total sports memorabilia volume). The offline segment is nearly impossible to estimate because its sales data is not published anywhere, and there are few if any trade associations that track the data. However, using Heritage Auction House’s ratio of auctions-to-private sales as a reference point for the remaining auction houses (65% to 35%, or more conservatively 75% to 25%), we can estimate an additional $62.5 million in private sales conducted by the auction houses.

The collectible sports memorabilia market is opaque and fragmented. We believe there is a significant opportunity for any company that can develop a platform to make the market more liquid and transparent for investors of all means and backgrounds, and thus increase participation in the asset class overall.

According to Forbes and Boxes CEO Richard Engel, there are over 200 million collectors of varying types worldwide, and 33% collectors either currently own or have previously owned at least one sports collectible in their lifetimes. As such, the overall market on trading cards and sports memorabilia could reach 67 million people.

We expect the sports collectibles market to grow and present unique opportunities moving forward as a result of demand stemming from investors looking for an uncorrelated alternative asset class and an increase in global wealth. We believe that the sports collectibles market is well-positioned to drive growth in the upcoming years.

Furthermore, demand for sports collectibles continues to accumulate. Despite deemed “the most populist of passion assets”, the bulk of the wealth in the industry centers around the domestic baby boomers. Yet, the sports collectibles industry continues to experience tailwinds from millennial and foreign buyers. According to the Wall Street Journal, millennial and members of Generation Z are attracted to sports memorabilia because their familiarity with sports makes collecting “more digestible as a passion and hobby.” Foreign buyers have been jumping into the market due to the proliferation and success of international sports stars, such as Yao Ming of China and Luka Doncic of Slovenia.

We believe the overall macroeconomic environment remains favorable for high performing alternative asset classes, including art and collectibles. Interest rates are expected to remain moderate (albeit rising) across most developed economies and returns in traditional asset classes such as stocks and investment grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which are expected to continue to make these a more permanent component of investment strategies broadly.

Mission

The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity interests in the highest quality Memorabilia Assets through a seamless investment experience. As well, Investors will have the opportunity to participate in a unique collective ownership experience, including museum/retail locations and social events, as part of the Premium Membership Programs that we intend to develop. The objective is to use revenue generated from these Premium Membership Programs to fund the highest caliber of care for the Underlying Assets in the collection, which we expect ultimately to be offset by meaningful economies of scale in the form of lower costs for collection level insurance, maintenance contracts and storage facilities, and to generate Free Cash Flow distributions to equity Investors in the Underlying Assets.  The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

Collectors and dealers interested in selling their Underlying Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting the Underlying Assets. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Business of the Company

The Interests represent an investment in a particular Series and thus indirectly the Underlying Asset and do not represent an investment in the Company or the Manager generally. We do not anticipate that any Series will own any assets other than the Underlying Asset associated with such Series. However, we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale and by allowing Investors to enjoy the Company’s Underlying Asset collection through Premium Membership Programs that we intend to develop.

We anticipate that the Company’s core competency will be the identification, acquisition, marketing and management of Memorabilia Assets for the benefit of the Investors. The Company, with the support of the Manager and its affiliates, aims to provide:

·	Investors with access to the highest quality Memorabilia Assets for investment, portfolio diversification and secondary market liquidity for their Interests, although there can be no guarantee that a secondary market will ever develop.

·	Asset Sellers with greater market transparency and pricing insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain equity positions in assets via the retention of equity interests in Offerings. It is our intention to develop methods by which we can “test the waters” as it pertains to pricing and demand for items in consideration, offering an additional layer of price discovery for sellers.

·	Our clients with a premium, highly curated, engaging Memorabilia Asset media experience, including virtual museum features and multi-media storytelling.

·	Our clients with opportunities to engage with the Underlying Assets in the Company’s collection through a diverse set of tangible interactions in unique collective ownership experiences (together, the “Premium Membership Programs”) such as:

o	warehouse visits, pop-up shops with partner businesses, or “tents” at major auctions/events where users can view the Underlying Assets in person and interact with each other in a social environment;

o	gain access to athletes, expert collector consultations, exclusive benefits, discounted access to events;

o	asset sponsorship models (e.g. corporate sponsors or individuals pay for assets to appear in movies, commercials or at events); and

o	Other asset-related products (e.g., merchandise, social networking, communities).

We believe that a core principle of sports memorabilia asset collecting should be the enjoyment of the assets. As such, one of the goals of the Premium Membership Programs will be to operate the asset profitably (i.e., generate revenues in excess of Operating Expenses through the Premium Membership Programs within mandated usage guidelines) while maintaining exemplary maintenance standards to support the potential generation of financial returns for Investors in each Series. The Premium Membership Programs, with appropriate controls and incentives, and active monitoring by the Manage/Asset Manager, should enable a highly differentiated and enjoyable shared collecting experience while providing for premium care for assets in the Company’s collection. To the extent the Manager/Asset Manager consider it beneficial to Investors, we plan to include all the Underlying Assets, in the sole discretion of the Manager, in any Premium Membership Programs that we develop. Our objective is to become a leading marketplace for investing in collector quality Memorabilia Assets and to provide Investors with financial returns commensurate with returns in the Asset Class, to enable deeper and more meaningful participation by Memorabilia Asset enthusiasts in the hobby, to provide experiential and social benefits comparable to those of a world-class Memorabilia Asset collector, and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for Investors.

Competition

Although the Company’s business model is somewhat new to the memorabilia and collectibles industry, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as memorabilia and collectibles dealers and auction houses continue to play an increasing role.

Most of our current and potential competitors in the memorabilia and collectibles industry, such as dealers and auction houses, have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources sourcing the Underlying Assets that the Company competes for. In addition, almost all of these competitors, in particular the auction houses, have longer operating histories and greater name recognition than we do and are focused on a more established business model.

There are also other start-up models around shared ownership of memorabilia and collectibles, developing in the industry, which will result in additional competition for Underlying Assets, including models which securitize ownership through the regulated securities market.

With the continued increase in popularity of the memorabilia and collectibles market, we expect competition for the Underlying Assets to intensify in future. Increased competition may lead to increased memorabilia and collectibles prices, which will reduce the potential value appreciation that Interest Holders may be able to achieve by owning Interests in the Company’s Offerings and will decrease the number of high-quality assets the Company can securitize.

In addition, there are companies that are developing crowd funding models for other alternative asset classes such as race horses, art or wine, who may decide to enter the memorabilia and collectibles as well.

Customers

We target the broader U.S. memorabilia and collectibles enthusiast and the 83.1 million U.S. millennial market (based on 2015 figures by the U.S. Census Bureau) as our key customer bases. The customers of the Company are the Investors in each Series that has closed an Offering. As of the date of this filing, the Company has not closed any Offerings.

Manager

The Operating Agreement designates the Manager as the managing member of the Company. The Manager will generally not be entitled to vote on matters submitted to the Interest Holders. The Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

The Operating Agreement further provides that the Manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series of Interests or any of the Interest Holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any Series or any of the Interest Holders.

In the event the Manager resigns as managing member of the Company, the holders of a majority of all Interests of the Company may elect a successor managing member. Holders of Interests in each Series of the Company have the right to remove the Manager as manager of the Company, by a vote of two-thirds of the holders of all Interests in each Series of the Company (excluding the Manager), in the event the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series of Interests or the Company. If so convicted, the Manager shall call a meeting of all of the holders of every Series of Interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove the Manager as manager of the Company and each Series. If the Manager fails to call such a meeting, any Interest Holder will have the authority to call such a meeting. In the event of its removal, the Manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve the Company (and therefore the Series), the liquidation provisions of the Operating Agreement shall apply (as described in “Description of the Interests Offered – Liquidation Rights”). In the event the Manager is removed as manager of the Company, it shall also immediately cease to be manager of any Series.

See “Management” for additional information regarding the Manager.

Advisory Board

The Manager has assembled an Advisory Board to assist the Manager in identifying and acquiring the Underlying Assets, to assist the Asset Manager in managing the Underlying Assets and to advise the Manager and certain other matters associated with the business of the Company and the various Series of Interests.

The members of the Advisory Board are not managers or officers of the Company or any Series and do not have any fiduciary or other duties to the Interest Holders of any Series.  See “MANAGEMENT – Advisory Board.”

Operating Expenses

Operating Expenses are allocated to each Series based on the Companies allocation policy (see “Allocation of Expenses” below). Each Series is only responsible for the Operating Expenses associated with such Series, as determined by the Manager in accordance with the allocation policy, and not the Operating Expenses related to any other Series. Upon the Closing of an Offering for a Series, the Series will be responsible for the following costs and expenses attributable to the activities of the Company related to the Series:

(i)	any and all ongoing fees, costs and expenses incurred in connection with the management of the Underlying Asset related to a Series, including import taxes, income taxes, annual registration fees, transportation (other than transportation costs described in Acquisition Expenses), storage (including its allocable portion of property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodianship, marketing, maintenance, refurbishment, presentation, perfection of title and utilization of an Underlying Asset;
(ii)	fees, costs and expenses incurred in connection with preparing any reports and accounts of a Series of Interests, including any blue-sky filings required in certain states and any annual audit of the accounts of such Series of Interests (if applicable);
(iii)	fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with a Series of Interests;
(iv)	fees, costs and expenses incurred in connection with making any tax filings on behalf of the Series of Interests;

(v)	any indemnification payments;
(vi)	any and all insurance premiums or expenses incurred in connection with the Underlying Asset; and

(vii)	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager/Asset Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing of any of the Series detailed in this offering circular. The Manager/Asset Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Asset), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

If the Operating Expenses for a particular Series exceed the amount of revenues generated from the Underlying Asset of such Series and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager/Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager/Asset Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Underlying Asset related to such Series (an “Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in the Series in order to cover such additional amounts.

Indemnification of the Manager and its affiliates

The Operating Agreement provides that none of the Manager, or its affiliates, the Asset Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, members of the Advisory Board, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any Interest Holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or any Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each Series will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to the Company or the applicable Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Description of the Asset Management Agreement

Each Series has entered or intends to enter into a separate asset management agreement with the Manager to act in the capacity of Asset Manager. The Series referenced in the “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” section of this Offering Circular, will each appoint the Asset Manager to manage the respective Underlying Assets pursuant to the Asset Management Agreement. The services provided by the Asset Manager will include:

- Together with members of the Advisory Board, creating the asset maintenance policies for the collection of assets;

- Investigating, selecting, and, on behalf of the applicable Series, engaging and conducting business with such persons as the Asset Manager deems necessary to ensure the proper performance of its obligations under the Asset Management Agreement, including but not limited to consultants, insurers, insurance agents, maintenance providers, storage providers and transportation providers and any and all persons acting in any other capacity deemed by the Asset Manager necessary or desirable for the performance of any of the services under the Asset Management Agreement; and

- Developing standards for the transportation and care of the Underlying Assets. The Asset Management Agreement entered with each Series will terminate on the earlier of: (i) one year after the date on which the relevant Underlying Asset related to a Series has been liquidated and the obligations connected to the Underlying Asset (including contingent obligations) have been terminated, (ii) the removal of the Manager as managing member of the Company (and thus all Series of Interests), (iii) upon notice by one party to the other party of a party’s material breach of the Asset Management Agreement, or (iv) such other date as agreed between the parties to the Asset Management Agreement.

Each Series will indemnify the Asset Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Asset Manager under the Asset Management Agreement with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Management Fee

As consideration for managing each Underlying Asset, the Asset Manager will be paid a semi-annual Management Fee pursuant to the Asset Management Agreement, equal to up to 50% of any available Free Cash Flow generated by a Series for such six-month period. The Management Fee will only become payable if there are sufficient proceeds to distribute Free Cash Flow to the Interest Holders.

Asset Selection

Each of the assets that we offer will be sourced by our expert investment committee and will satisfactorily meet our four BASE criteria: Benchmarks, Authenticity, Significance, Earnings Potential. For each criterion, we will examine the following factors:

·	Benchmarks: realized prices at auction, sell-through rate indicators, will demand exceed supply?

·	Authenticity: reputable source, recently and reliably graded, certified authenticity.

·	Significance: importance to sports history, continued cultural relevance, collector and investor opinions, macro market trends.

·	Earnings Potential: Prospected appreciation, market momentum, liquidity, frequency of sales, purchase price and terms.

It is our objective to acquire a diverse collection of top tier sports collectibles. We will pursue investments opportunistically whenever we can leverage our industry-specific knowledge, unique sourcing angle or our relationships to bring compelling investment opportunities to investors. We aim to acquire only the highest of caliber assets and to appropriately maintain, monitor and manage the collection for continued value appreciation and to enable respectful enjoyment and utilization by the investors and potential lessees.

We anticipate that our Advisory Board will assist in the identification of Underlying Assets and in finding and identifying storage, maintenance specialists and other related service providers. This will give the Company access to the highest quality assets and balanced information and decision making from information collected across a diverse set of constituents in the Asset Class, as well as a network of partners to ensure the highest standards of care for the Underlying Assets.

Our asset selection criteria were established by the Manager/Asset Manager and in the future with the consultation of members of the Company’s Advisory Board and are continually influenced by Investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of the Manager. Although we cannot guarantee positive investment returns on the Underlying Assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s value appreciation potential as well as value preservation potential. The Manager/Asset Manager, with guidance from the members of the Company’s Advisory Board, will endeavor to only select assets with known ownership history, certificates of authenticity, and highest possible quality grades, to the extent that such metrics exist in a particular sub-sector (e.g. trading cards) and other related records. The Manager/Asset Manager, with guidance from members of the Company’s Advisory Board, also considers the condition of the assets, historical significance, ownership history and provenance, the historical valuation of the specific asset or comparable assets and our ability to relocate the asset to offer tangible experiences to Investors. The Manager/Asset Manager, with guidance from members of the Company’s Advisory Board, will review asset selection criteria at least annually. The Manager/Asset Manager, intends to seek approval from the Advisory Board for any major deviations from these criteria.

Through the Company’s network, the Manager/Asset Manager and Advisory Board, we believe that we will be able to identify and acquire Underlying Assets of the highest quality and known provenance, as well as examples of potential “future classics,” and obtain proprietary access to limited production runs, with the intent of driving returns for Investors in the Series of Interests that owns the applicable asset. We aim to bring together a significantly larger number of potential buyers with Asset Sellers than traditional auction houses or dealers are able to achieve. Through this process, we believe we can source and syndicate Underlying Assets more efficiently than the traditional method in the Asset Class and with significantly lower transaction and holding costs.

Asset Acquisition

The Company plans to acquire Underlying Assets through various methods:

1.

Consignment – the Company enters into an agreement with an Asset Seller to market an Underlying Asset. The owner of the Underlying Asset, the “consignor,” retains full ownership of the Underlying Asset until the related Series closes. Upon closing the Series, the consignor will be paid the consignment price established by the consignor.

2.	Upfront purchase – the Company acquires an Underlying Asset from an Asset Seller prior to the launch of the Offering related to the Series

3.	Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

4.	Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset

In the case where an Underlying Asset is acquired prior to the launch or closing, as the case may be, of the offering process for the related Series, the proceeds from the associated offering, net of any Brokerage Fee, Offering Expenses or other Acquisition Expenses or Sourcing Fee, may be used, in whole or in part, to reimburse the Company for the acquisition of the Underlying Asset or repay any loans made to the Company, plus applicable interest, to acquire such Underlying Asset.

Sometimes, rather than pre-purchasing an Underlying Asset before the Closing of an Offering, the Company may negotiate with Asset Sellers for the exclusive right to market an Underlying Asset to Investors for a period of time (the “Exclusivity Period”). The Company plans to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement or a purchase option agreement with an Asset Seller for an Underlying Asset, which would close simultaneously upon the closing of the offering of Interests in the Series associated with that Underlying Asset. Then, upon Closing a successful Offering, the Asset Seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the Series associated with the Underlying Asset (as negotiated in the agreement for such Underlying Asset).

Additional details on the acquisition method for each Underlying Asset can be found in the “Use of Proceeds and Description of Underlying Assets” section for each respective Series.

Asset Liquidity

The Company intends to hold and manage all of the assets indefinitely. Liquidity for Investors would be obtained by transferring their Interests in a Series, although there is not currently a secondary market for any Series of Interests and there can be no assurances that one will develop or that appropriate registrations to permit secondary trading, as the case may be, will ever be obtained. However, should an offer to liquidate an Underlying Asset materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with guidance from the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Interests) or suffer from a catastrophic event, the Manager may choose to sell the asset. As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the Interest Holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time).

Facilities

The Manager intends to operate the Company and manage the collection in a manner that will focus on the ongoing security of all Underlying Assets. The Manager will store the Underlying Assets, along with other assets, in a professional facility and in accordance with standards commonly expected when managing Memorabilia Assets of equivalent value and always as recommended by the Advisory Board.

The Manager/Asset Manager is located at 333 Westchester Avenue, Suite W2100, White Plains, NY 10604 and presently has no employees. Collectable Technologies, Inc. presently has no full-time employees and three part-time contractors. The Company has no employees.

Legal Proceedings

None of the Company, any Series, the Manager/Asset Manager or any director or executive officer of the Manager/Asset Manager is presently subject to any material legal proceedings.

Allocation of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Underlying Assets and any indemnification payments made by the Company will be allocated amongst the various Series in accordance with the Manager’s allocation policy, a copy of which is available to Investors upon written request to the Manager. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to (as applicable), the applicable Series of Interests. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of Underlying Assets or the number of Underlying Assets, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific underlying asset)
Revenue	Premium Membership Fees	Allocable pro rata to the value of each underlying asset
Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of underlying assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of underlying assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of underlying assets
	Compliance work including diligence related to the preparation of a series	Allocable pro rata to the number of underlying assets
	Bank transfer and other bank account related fees	Allocable to each Underlying Asset
	Transfer to and custody of Interests into Brokerage accounts	Estimated to be 0.75% of gross proceeds of offering (to be finalized upon execution of Custody Agreement)
Acquisition Expense	Transportation of underlying asset as at time of acquisition	Allocable pro rata to the number of underlying assets
	Insurance of underlying asset as at time of acquisition	Allocable pro rata to the value of each underlying asset
	Preparation of marketing materials	Allocable pro rata to the number of underlying assets
	Identification fee, Sourcing Fee, Document fee, authenticity and verification check and any restoration and maintenance	Allocable directly to the applicable underlying asset
	Interest/purchase option expense in the case an underlying asset was pre-purchased us prior to the closing of an offering through a loan or in which the Company obtained a purchase option	Allocable directly to the applicable underlying asset

Operating Expense	Storage	Allocable pro rata to the number of underlying assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of underlying assets
	Custodial fees	Allocable pro rata to the number of underlying assets
	Appraisal and valuation fees	Allocable pro rata to the number of underlying assets
	Marketing expenses in connection with any revenue generating event	Allocable pro rata to the value of each underlying asset
	Insurance	Allocable pro rata to the value of each underlying asset
	Maintenance	Allocable directly to the applicable underlying asset
	Transportation to public events, including those associated with Premium Membership Programs	Allocable pro rata to the number of underlying assets
	Ongoing reporting requirements (e.g. Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of underlying assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of underlying assets
	Other Premium Membership Program related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each underlying asset
Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable pro rata to the value of each underlying asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the Investors. For example, and as stated above, for these Offerings, the Manager and its affiliates have agreed to pay and not seek reimbursement for the Offering Expenses. There is no commitment on the part of the Manager and its affiliates, however, to pay these expenses in future Series offerings.

MANAGEMENT

Manager

The Manager of the Company will be CS Asset Manager, LLC, a Delaware limited liability company formed on February 14, 2020.

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Collectable Technologies, Inc., the sole member of the Manager, has established a Board of Directors that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules, with guidance from the Advisory Board. The Manager and the officers and directors of the Manager/Asset Manager are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the Underlying Assets in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of Interest Holders. The Manager itself has no track record and is relying on the experience of the individual officers, directors and advisors of Collectable Technologies, Inc..

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Interest Holders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Asset Sourcing and Disposition Services:

·	Together with guidance from the Advisory Board, define and oversee the overall Underlying Asset sourcing and disposition strategy;

Services in Connection with an Offering:

·	Create and manage all Series of Interests for offerings related to Underlying Assets;
·	Develop offering materials, including the determination of specific terms and structure and description of the Underlying Assets;
·	Create and submit all necessary regulatory filings including, but not limited to, Commission filings and financial audits and related coordination with advisors;
·	Prepare all marketing materials related to offerings;

·	Together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;
·	Create and implement various technology services, transactional services, and electronic communications related to any offerings;
·	All other necessary offering related services, which may be contracted out;

Asset Monetization Services:

·	Together with advice from the Collectable Technologies, Inc., create and manage all asset monetization programs, including affiliate arrangements, asset sponsorships and membership experiences, and determine participation in such programs by any Underlying Assets;
·	Together with advice from the Collectable Technologies, Inc., Evaluate and enter into service provider contracts related to the operation of Asset Monetization programs;
·	Allocate revenues and costs related to Asset Monetization programs to the appropriate Series in accordance with our allocation policy;
·	Approve potential joint ventures, limited partnerships and other such relationships with third parties related to Asset Monetization Programs;
·	Interest Holder Relationship Services;
·	Provide any appropriate updates related to Underlying Assets or offerings;
·	Manage communications with Interest Holders, including answering e-mails, preparing and sending written and electronic reports and other communications;
·	Establish technology infrastructure to assist in providing Interest Holder support and services;
·	Determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;
·	Maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a Series;

Administrative Services:

·	Manage and perform the various administrative functions necessary for our day-to-day operations;
·	Provide financial and operational planning services and collection management functions including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to the Company or any Series by the Manager/Asset Manager to cover any Operating Expense shortfalls;
·	Administer the potential issuance of additional Interests to cover any potential Operating Expense shortfalls; - Maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;
·	Maintain all appropriate books and records for the Company and all the Series of Interests;
·	Obtain and update market research and economic and statistical data in the Underlying Assets and the general Asset Class;

·	Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;
·	Supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;
·	Provide all necessary cash management services;
·	Manage and coordinate with the transfer agent, custodian or broker-dealer, if any, the process of making distributions and payments to Interest Holders or the transfer or re-sale of securities as may be permitted by law;
·	Evaluate and obtain adequate insurance coverage for the Underlying Assets based upon risk management determinations;
·	Track the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;
·	Evaluate our corporate governance structure and appropriate policies and procedures related thereto; and
·	Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Responsibilities of the Asset Manager

The responsibilities of the Manager in its capacity as the Asset Manager include:

Asset Sourcing and Disposition Services:

·	Manage the Company’s asset sourcing activities including, creating the asset acquisition policy, organizing and evaluating due diligence for specific asset acquisition opportunities, verifying authenticity and condition of specific assets, and structuring partnerships with collectors, brokers and dealers who may provide opportunities to source quality assets;
·	Negotiate and structure the terms and conditions of acquisitions of or purchase option agreements or purchase agreements for Underlying Assets with Asset Sellers;
·	Evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;
·	Structure and negotiate the terms and conditions of transactions pursuant to which Underlying Assets may be sold or otherwise disposed. Asset Management and Maintenance Services with Respect to the Underlying Assets;
·	Develop a maintenance schedule and standards of care in consultation with the Advisory Board and oversee compliance with such maintenance schedule and standards of care;
·	Purchase and maintain insurance coverage for Underlying Assets;
·	Engage third party independent contractors for the care, custody, maintenance and management of the Underlying Assets;
·	Deliver invoices to the managing member of the Company for the payment of all fees and expenses incurred in connection with the maintenance and operation and ensure delivery of payments to third parties for any such services; and
·	Generally, perform any other act necessary to carry out all asset management and maintenance obligations

Executive Officers, Directors and Key Employees of the Manager

The following individuals constitute the Board of Directors, executive management and significant employees of the Collectable Technologies, Inc., the sole member of the Manager/Asset Manager:

Name	Age	Position	Term of Office (Beginning)
Jason Epstein	46	Founder, President	01/2020
Ezra Levine	32	CEO	01/2020
Ross Schimel		CFO	01/2020

Background of Officers of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Jason Epstein. Mr. Epstein is a serial entrepreneur and co-founder of Collectable Technologies, Inc. (successor to the assets and liabilities of Collectable.com, Inc.), the ultimate parent organization to Collectable Sports Assets, LLC and the Manager. Collectable provides sports collectors access to historical auction pricing and real-time data on current auctions. With over 2 million historical sales dating back to 1999 and over two dozen auction house customers, we believe that Collectable publishes one of the broadest and most comprehensive data set of historical prices and active auction listings in the industry.

Ezra Levine. Mr. Levine is a seasoned public and private markets investor and operator. Mr. Levine has served as the Chief Strategy Officer and Chief Financial Officer of The Spring League, the premier developmental league and scouting event for professional football talent since 2017. He also served as Portfolio Manager at Hilltop Park Associates, a hedge fund, managing investments in the Sports, Media, Entertainment and Consumer industries. He also has served as an advisor and consultant to numerous businesses. He holds a B.A. from the University of Michigan in American Studies and an MBA from NYU Stern School of Business with a concentration in General Management and Finance.

Ross Schimel – Mr. Schimel is the Co-Founder and Managing Partner of FuturesMedia. Prior, he served as a Portfolio Manager at Diamondback Capital hedge fund and former head of JNK Securities Energy Division. Schimel graduated from the University of Michigan and is a CFA Charter Holder.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Advisory Board

Responsibilities of the Advisory Board

We expect to form an Advisory Board that can support the Company, the Manager/Asset Manager and consist of members of our expert network and additional advisors to the Manager. We plan to build the Advisory Board over time and are in advanced discussions with various experts in the Asset Class. We anticipate that the Advisory Board will review the Company’s relationship with, and the performance of, the Manager, and generally approve the terms of any material or related-party transactions. In addition, we anticipate that the Advisory Board will assist with, and make recommendations with respect to, the following:

·	Approving, permitting deviations from, making changes to, and annually reviewing the asset acquisition policy;
·	Evaluating all asset acquisitions;
·	Evaluating any third party offers for asset acquisitions and approving asset dispositions that are in the best interest of the Company and the Interest Holders;
·	Providing guidance with respect to the appropriate levels of annual collection level insurance costs and maintenance costs specific to each individual asset;
·	Reviewing material conflicts of interest that arise, or are reasonably likely to arise with the managing member, on the one hand, and the Company, a Series or the economic members, on the other hand, or the Company or a Series, on the one hand, and another Series, on the other hand;
·	Approving any material transaction between the Company or a Series, on the one hand, and the Manager or any of its affiliates, another Series or an Interest Holder, on the other hand, other than for the purchase of Interests; (vii) Reviewing the total fees, expenses, assets, revenues, and availability of funds for distributions to Interest Holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to Interest Holders are in accordance with our policies; and
·	Approving any service providers appointed by the Manager/Asset Manager in respect of the Underlying Assets.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to the Company and the Members and not a breach of any duty at law, in equity or otherwise. The members of the Advisory Board will not be managers or officers of the Company, the Manager/Asset Manager, or any Series and will not have any fiduciary or other duties to the Interest Holders of any Series.

Compensation of the Advisory Board

The Manager/Asset Manager will compensate the Advisory Board or their nominees (as so directed by an Advisory Board member) for their service. As such, it is anticipated that their costs will not be borne by any given Series of Interests, although members of the Advisory Board may be reimbursed by a Series for out-of-pocket expenses incurred by such Advisory Board member in connection with a Series of Interests (e.g. travel related to evaluation of an asset).

COMPENSATION

Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by the Company. Each of the executive officers of the Manager manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the Manager, from our manager. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of the Manager

The Manager may receive Sourcing Fees and reimbursement for costs incurred relating to the Offering described herein and other offerings (e.g., Offering Expenses and Acquisition Expenses). Neither the Manager/Asset Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Interests.

The Manager will receive Sourcing Fees for each subsequent offering for Series of Interests in the Company that closes as detailed in the “Use of Proceeds and Description of Underlying Assets” section with respect to each of the respective offerings.

In addition, should a Series’ revenue exceed its ongoing Operating Expenses and various other potential financial obligations of the Series, the Manager in its capacity as Asset Manager may receive a Management Fee as described in “Description of the Business –Management Fee.” To date, no Management Fees have been paid by any Series and we do not expect to pay any Management Fees in Fiscal Year 2020.

A more complete description of Management of the Company is included in “Description of the Business” and “Management”.

PRINCIPAL INTEREST HOLDERS

The Company is managed by the Manager. At the Closing of each Offering, the Manager or an affiliate will own at least 0.5% of the Interests acquired on the same terms as the other Investors. The address of the Manager is 333 Westchester Avenue, Suite W2100, White Plains, NY 10604. As of the date of this filing, the Company has not issued any securities.

DESCRIPTION OF INTERESTS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, attached hereto as an exhibit, and the Subscription Agreement, the form of which is attached hereto as an exhibit, relating to the purchase of the applicable Series of Interests. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective Investor. In the event that the provisions of this summary differ from the provisions of the Operating Agreement or the Subscription Agreement (as applicable), the provisions of the Operating Agreement or the Subscription Agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

Description of the Interests

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of Membership Interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series of Interests is, and any other Series of Interests if issued in the future will be, a separate series of limited liability company interests of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series of Interests entitled to any preemptive, preferential or other rights that are not otherwise available to the Interest Holders purchasing Interests in connection with any Offering.

Title to the Underlying Assets will be held by, or for the benefit of, the applicable Series of Interests. We intend that each Series of Interests will own its own Underlying Asset. We do not anticipate that any of the Series will acquire any Underlying Assets other than the respective Underlying Assets. A new Series of Interests will be issued for future Underlying Assets. An Investor who invests in an Offering will not have any indirect interest in any other Underlying Assets unless the Investor also participates in a separate offering associated with that other Underlying Asset.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series of Interests, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Manager to maintain separate, distinct records for each Series and its associated assets and liabilities. As such, the assets of a Series include only the Underlying Asset associated with that Series and other related assets (e.g., cash reserves). At the time of this filing, none of the Company nor any Series has commenced operations, are not capitalized and have no assets or liabilities and no Series will commence operations, be capitalized or have assets and liabilities until such time as a closing related to such Series has occurred. As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series of Interests should be applied to meet the liabilities of the other Series of Interests or the liabilities of the Company generally where the assets of such other Series of Interests or of the Company generally are insufficient to meet the Company’s liabilities.

Section 18-215(c) of the LLC Act provides that a Series of Interests established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series of Interests to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant Underlying Asset will be held by, or for the benefit of, the relevant Series.

All of the Series of Interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Series of Interests, as determined by the Manager, the Interest Holders of such Series of Interests will not be liable to the Company to make any additional capital contributions with respect to such Series of Interests (except for the return of distributions under certain 131 circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Series of Interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Interests and no preferential rights to distributions.

In general, the Interest Holders of a particular Series of Interests (which may include the Manager, its affiliates or the Asset Sellers) will participate exclusively in at least 50% of the available Free Cash Flow derived from the Underlying Asset of such Series less expenses (as described in “Distribution rights” below). The Manager, an affiliate of the Company, will own a minimum of 0.5% of the Interests in each Series acquired for the same price as all other Investors. The Manager has the authority under the Operating Agreement to cause the Company to issue Interests to Investors as well as to other Persons for such cost (or no cost) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests.

Each Series will use the proceeds of the respective Offerings to repay any loans taken out or non-interest-bearing payments made by the Manager to acquire their respective Underlying Asset and pay the Asset Sellers pursuant to the respective asset purchase agreements, as well as pay certain fees and expenses related to the acquisition and each Offering (please see the “Use of Proceeds and Description of Underlying Asset” section for further details with respect to each Offering). An Investor in an Offering will acquire an ownership interest in the Series of Interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of Interests, (iii) the Manager/Asset Manager, (iv) Collectable Technologies, Inc. or (v) the Underlying Asset associated with the Series or any Underlying Asset owned by any other Series of Interests.

Our Interests will not immediately be listed on a stock exchange and we currently have no plans to develop a liquidity platform for investors. Therefore, a liquid market in the Interests cannot be guaranteed; however, we plan to explore, with the support of registered broker-dealers, mechanisms to provide Investors with the ability to resell Interests, or partner with a platform that might be developed to allow for the resale of the Interests. Such a platform, however, does not currently exist and the creation of such a market, or the timing of such creation cannot be guaranteed (please review additional risks related to liquidity in the “Risk Factors” section for additional information).

Further issuance of Interests

Only the Series Interests that are described in the “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” section of this Offering Circular are being offered and sold pursuant to this Offering Circular. The Operating Agreement provides that the Company may issue Interests of each Series of Interests to no more than 2,000 “qualified purchasers” (no more than 500 of which may be non- “accredited investors”). The Manager, in its sole discretion, has the option to issue additional Interests (in addition to those issued in connection with any Offering) on the same terms as the applicable Series of Interests is being offered hereunder as may be required from time to time in order to pay any Operating Expenses related to the applicable Underlying Asset.

Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to distribute any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a Series of Interests from the utilization of the associated Underlying Asset shall be applied, with respect to such Series, in the following order of priority:

(i)	repay any amounts outstanding under Operating Expenses Reimbursement Obligation plus accrued interest, and
(ii)	thereafter, to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses, and
(iii)	thereafter, at least 50% (net of corporate income taxes applicable to such Series of Interests) by way of distribution to the Interest Holders of the Series of Interests, which may include the Asset Sellers of the Underlying Asset or the Manager or any of its affiliates, and
(iv)	Up to 50% to the Asset Manager in payment of the Management Fee (treated as an expense on the statement of operations of the Series of Interests for accounting purposes).

No Series will distribute an Underlying Asset in kind to its Interest Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a Series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the Series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a Series to a member if, after the distribution, all liabilities of such Series, other than liabilities to members on account of their limited liability company interests with respect to such Series and liabilities for which the recourse of creditors is limited to specific property of such Series, would exceed the fair value of the assets of such Series. For the purpose of determining the fair value of the assets of the Series, the LLC Act provides that the fair value of property of the Series subject to liability for which recourse of creditors is limited shall be included in the assets of such Series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption provisions

The Interests are not redeemable.

Registration rights

There are no registration rights in respect of the Interests.

Voting rights

The Manager is not required to hold an annual meeting of Interest Holders. The Operating Agreement provides that meetings of Interest Holders may be called by the Manager and a designee of the Manager shall act as chairman at such meetings. The Investor does not have any voting rights as an Interest Holder in the Company or a Series except with respect to:

(i)	the removal of the Manager;
(ii)	the dissolution of the Company upon the for-cause removal of the Manager, and
(iii)	an amendment to the Operating Agreement that would:

a.	enlarge the obligations of, or adversely effect, an Interest Holder in any material respect;
b.	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;
c.	change the situations in which the Company and any Series can be dissolved or terminated;
d.	change the term of the Company (other than the circumstances provided in the Operating Agreement); or
e.	give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest Holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest Holders of an applicable Series or of the Interest Holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series of Interests must be approved by two-thirds of the votes that may be cast by all Interest Holders in any Series of the Company. All other matters to be voted on by the Interest Holders must be approved by a majority of the votes that may be cast by all Interest Holders in any Series of the Company then outstanding.

The consent of the holders of a majority of the Interests of a Series is required for any other matter as the Manager, in its sole discretion, determines will require the approval of the holders of the Interests voting as a separate class.

The Manager or its affiliates (if they hold Series of Interests) may not vote as an Interest Holder in respect of any matter put to the Interest Holders. However, the submission of any action of the Company or a Series for a vote of the Interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any Series. See “Management” for more information. Except as set forth above, the Manager may amend the Operating Agreement without the approval of the Interest Holders to, among other things, reflect the following:

·	the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
·	a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
·	a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of Interests;
·	a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each Series will continue to qualify as a partnership or a disregarded entity for U.S. federal income tax purposes;
·	an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
·	any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional Series;
·	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;
·	any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;
·	a change in the fiscal year or taxable year and related changes; and
·	any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:

·	do not adversely affect the Interest Holders (including any particular Series of Interests as compared to other Series of Interests) in any material respect;
·	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
·	are necessary or appropriate to facilitate the trading of Interests, or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Interest Holders;
·	are necessary or appropriate for any action taken by the Manager relating to splits or combinations of Interests under the provisions of the Operating Agreement; or
·	are required to effect the intent expressed in this prospectus or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Series and will have the sole power to acquire, manage and dispose of Underlying Asset of each Series.

Liquidation rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all Interest Holders of the Company following the for-cause removal of the Manager. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the Interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a Series of Interests be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the Interests in the profits of the Series of Interests).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series of Interests or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series of Interests or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) to the Interest Holders of the relevant Series of Interests, allocated pro rata based on the number of Interests held by each Interest Holder (which may include the Manager, any of its affiliates and the Asset Seller and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Transfer restrictions

The Interests are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Interests without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners of the Series or more than 500 beneficial owners of the Series that are not “accredited investors”, (b) the assets of the Series being deemed “plan assets” for purposes of ERISA, (c) such Interest Holder holding in excess of 19.9% of the Series, (d) result in a change of US federal income tax treatment of the Company and the Series, or (e) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring Interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire Interests in each Series of Interests for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Offering Circular), transfer these Interests, either directly or through brokers or otherwise. The restrictions on transferability listed above will also apply to any resale of Interests through one or more third-party broker-dealers.

Additionally, unless and until the Interests of the Company are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the Interests. There can be no assurance that we will, or will be able to, register the Interests for resale and there can be no guarantee that a liquid market for the Interest will develop. Therefore, Investors may be required to hold their Interests indefinitely. Please refer to “the Operating Agreement” and “the form of Subscription Agreement” for additional information regarding these restrictions. To the extent certificated, the Interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing Interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company’s qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each Series of Interests will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager. The Manager intends to also act as the Asset Manager of each Series of Interests to manage the Underlying Assets.

The Company may decide to enter into separate indemnification agreements with the directors and officers of the Company, the Manager or the Asset Manager (including if the Manager is not acting as the Asset Manager). If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except when federal law requires that certain claims be brought in U.S. federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement may not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by federal law, a federal court of the United States. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the Delaware Court of Chancery.

Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors—Risks Related of Ownership of Our Interests--Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except when federal law requires that certain claims be brought in federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial”. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange or national quotation system.

MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Interests to United States holders but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor’s particular circumstances or to Investors that may be subject to special tax rules, including, without limitation:

(i)	banks, insurance companies or other financial institutions;

(ii)	persons subject to the alternative minimum tax;

(iii)	tax-exempt organizations;

(iv)	dealers in securities or currencies;

(v)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

(vi)	persons that own, or are deemed to own, more than five percent of our Interests (except to the extent specifically set forth below);

(vii)	certain former citizens or long-term residents of the United States;
(viii)	persons who hold our Interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
(ix)	persons who do not hold our Interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or
(x)	persons deemed to sell our Interests under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Interests, and partners in such partnerships, should consult their tax advisors.

On December 22, 2017, the United States enacted H.R. 1, informally titled the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the Code affecting the Company and its Interest Holders. Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The interpretation of the Tax Act by the IRS and the courts remains uncertain in many respects; prospective investors should consult their tax advisors specifically regarding the potential impact of the Tax Act on their investment.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

A “U.S. Holder” includes a beneficial owner of the Interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Characterization of the Company and each Series for Federal Income Tax Purposes. The Company intends to be treated as a partnership for federal income tax purposes and not as an association taxable as a corporation. The Company intends for each Series to be treated as either a partnership or a disregarded entity for federal income tax purposes and not as an association taxable as a corporation. As a partnership, the Company itself will not be subject to federal income tax. Rather, each Member will be required to report on such Member’s own federal income tax return such Member’s allocable share (based upon allocation to each particular Series) of the Company’s items of taxable income, gains, losses, deductions and credits for the taxable year of the Company ending with or within the taxable year of such Member, regardless of whether or not cash or other property is distributed to such Member. As a consequence, a Member may be allocated income by the Company, but may not receive sufficient cash from the Company with which to pay its federal income tax liability attributable to its ownership of an Interest. The manner in which such items are allocated among the Members is set forth in Article VI of the Operating Agreement.

As soon as practicable after the end of each taxable year, the Company will provide each Member with a copy of a Schedule K-1 to IRS Form 1065 (or any successor form) prepared by the Company’s accountants, indicating such Member’s share of the Company’s income, loss, gain, expense and other items relevant for Federal income tax purposes. It is possible that sometimes, the Company may be unable to prepare such reports in time for Members to file their income tax returns by the original due date of such returns. Thus, Members should be prepared to obtain an extension for filing their returns each year.

Cash Distributions. Cash distributions from the Company will not necessarily be equivalent to the Company’s net income as determined for federal income tax purposes or as determined under generally accepted accounting principles. If in any year the cash distributions to a Member by the Company exceed such Member’s share of the Company’s taxable income for that year, the excess will reduce such Member’s tax basis (if any) in its Interest and will not be reportable as taxable income by the Member for federal income tax purposes, to the extent of tax basis. Once a Member’s tax basis in its interest is reduced to zero, however, any further cash distributions to the Member will generally be taxable as though it arose from a gain on the sale or exchange of the Interest. A reduction in liabilities of the Company will be treated as a cash distribution to each Member to the extent of such Member’s allocable share of the liability.

Losses. A Member may deduct losses of the Company only to the extent of such Member’s adjusted tax basis for such Member’s Interests. A Member’s adjusted tax basis will generally equal the Member’s capital contributions to the Company increased by such Member’s allocable share of the Company’s taxable and tax-exempt income and reduced by the Member’s allocable share of the Company’s taxable losses and nondeductible expenses and by the Member’s share of any distributions from the Company. Cash distributions that do not exceed a Member’s adjusted tax basis in such Member’s Interests will not be taxable, but will reduce the Member’s basis for the Interests by the amount distributed. Cash distributed in excess of the adjusted tax basis of a Member’s Interests will generally be taxable as capital gain.

Section 469 of the Code limits the current deductibility of losses attributable to an activity in which the taxpayer does not materially participate. Such losses are classified by the Code, and referred to herein, as passive losses.

Prior to the complete disposition of an activity or the taxpayer’s interest in the activity, passive losses may only be used to offset income derived from, or tax liability attributable to, passive activities. Thus, a taxpayer cannot usually offset passive losses against salary, active business income or portfolio income (such as dividends, interest and gains from securities sales). Any passive losses that cannot be deducted in a taxable year may be carried forward indefinitely and used to offset passive income in subsequent years. Suspended passive losses can be offset against active income to the extent they exceed the gain realized from the complete disposition of that passive activity. The ownership of Interests should constitute an interest in a passive activity due to the limited degree of a Member’s participation in the activity.

Investment Interest Expense. For federal income tax purposes, interest expense, if any, of the Company generally should be considered as “investment interest.” Generally, investment interest is deductible by an individual Member for any taxable year only to the extent of the Member’s “net investment income” (which generally does not include net long-term capital gains or “qualified dividend income”) for such year. Investment interest which is not deductible in any taxable year because of this limitation may be carried forward to the succeeding taxable year.

Medicare Tax. Individual United States taxpayers are generally subject to a 3.8 percent tax on the lesser of (i) their “net investment income” for a taxable year or (ii) the excess of their modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of married taxpayers filing jointly). For these purposes, “net investment income” generally will include a Member’s share of interest, dividends, gains and possibly other income derived from the Company’s investment and trading activities.

Sale, Liquidation of the Company’s Property or Interests. Where a Member sells or otherwise disposes of its Interests, taxable gain or loss will be measured by the difference between the amount realized and the adjusted tax basis of the Interests disposed. The amount realized will also include a pro-rata share of any indebtedness owed by the Company. When the sale of an Interest is taxable, any gain recognized by a Member on sale of an interest would be capital gain, except to the extent of any “Section 751 Gain.” In general, “Section 751 Gain” would consist primarily of the depreciation recapture, appreciation in certain inventory items or unrealized receivables of the Company. Ordinary income might be recognized even if a net loss is realized on the sale.

Generally, any gain that is realized on the sale of the Company’s nondepreciable assets held for investment for more than one year would be treated, for federal income tax purposes, as long-term capital gain. A sale of depreciable assets used in a trade or business that are owned by the Company or by a joint venture in which the Company is a participant for more than one year would be a disposition of property used in a trade or business under Code Section 1231. Any such gain or loss would be allocated to the Members of the particular Series that owned those assets as separately stated items to be combined with a Member’s other items of Section 1231 gains and losses. If the combination of all gains and losses of a taxpayer from Section 1231 sales and exchanges results in a net loss, such a loss is characterized as an ordinary loss. Section 1231 gains in excess of depreciation recapture are taxed as long-term capital gains except to the extent a taxpayer has realized net losses from the sale of other Section 1231 assets during the five most recent taxable years.

Net long-term capital gains (i.e., capital gain derived from the sale of capital assets held for more than 1 year) of an individual Member are generally taxable at a reduced maximum rate of 20%. Ordinary income of individual Members is generally taxable at graduated federal income tax rates up to a maximum 37% rate. In addition, non-corporate Members may also be subject to an additional tax of 3.8% on ordinary income, depreciation recapture, unrecaptured Section 1250 gain, and long-term and short-term capital gains. Corporate Members are generally taxed at a federal income tax rate of 21% on both ordinary income and capital gains. The excess of capital losses over capital gains may be offset against the ordinary income of a non-corporate Member, subject to an annual deduction limitation of $3,000. For non-corporate Members, unused capital losses may generally be carried forward indefinitely subject to an annual reduction based on the amount of capital losses allowed or allowable as a deduction in the taxable year, but may not be carried back. For corporate Members, capital losses may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

Treatment of Liquidating Distributions. Upon a winding up of the Company or a Series (which generally would occur when all of the Underlying Assets of a Series are disposed of), the Company will liquidate its assets (or the assets of a Series), and each Member will recognize gain to the extent that any liquidating distribution of cash exceeds such Member’s adjusted basis in its Interest immediately before the distribution. Any gain realized will be a capital gain, except to the extent that such distribution is treated as a payment in exchange for such Member’s interest in depreciation recapture, appreciation in certain inventory items or unrealized receivables. To qualify as a long term capital gain, the liquidating distribution must be to a Member that has held its interest in the Company for more than one year. A loss will be recognized only to the extent that the Member’s basis exceeds a liquidating distribution solely of cash and would be classified as a capital loss. Generally, the basis of a Member in any property distributed in kind will be equal to the adjusted basis of its Interest reduced by any cash received in the distribution in liquidation of such Member’s Interest.

A reduction in a Member’s share of allocated liabilities of the Company will be deemed a distribution of cash in such amount to the Member. Thus, to the extent that a Member’s share of any such indebtedness exceeds the adjusted basis for a Member’s Interest (adjusted for any gain recognized on disposition of the Company’s assets) upon liquidation of the Company, a Member will be deemed to have received a liquidating distribution of cash, and thus to have recognized gain in the amount by which the share of such indebtedness exceeds the Member’s adjusted basis in its interest. Any gain realized will be a capital gain, except to the extent that such deemed distribution is treated as a payment in exchange for such Member’s interest in appreciated inventory items or unrealized receivables of the Company. In addition, non-corporate Members may also be subject to an additional tax of 3.8% on ordinary income, depreciation recapture, and long-term and short-term capital gains.

Unrelated Business Taxable Income. Tax-exempt organizations are generally subject to United States federal income tax on a net basis on their unrelated business taxable income (“UBTI”). UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income (or certain other categories of passive income) or capital gains recognized by a tax-exempt organization so long as such income is not debt financed, as discussed below.

The exclusion from UBTI for dividends, interest (or other passive income) and capital gains does not apply to income from “debt-financed property,” which is treated as UBTI to the extent of the percentage of such income that the average “acquisition indebtedness” with respect to the property bears to the average tax basis of the property for the taxable year. If the Company incurs acquisition indebtedness, a tax-exempt Member would be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If a tax-exempt Member incurs indebtedness to acquire its Units, such indebtedness would also be acquisition indebtedness.

The Company may incur short-term indebtedness to allow the Company to make acquire assets prior to the issuance of Interests for the Series that will own those assets. In this regard, the Company intends to take the position that such indebtedness does not constitute “acquisition indebtedness” for federal income tax purposes and that a tax-exempt investor in the Company would not derive any UBTI with respect to such indebtedness. It should be noted that the law is not entirely clear as to the treatment of such “bridge” financing by the Company and there can therefore be no assurance that the IRS will accept the position taken by the Company in this regard.

Section 4965 of the Code imposes an excise tax on certain tax-exempt entities (and their managers) that become a “party” to a “prohibited tax shelter transaction.” Under Treasury Regulations promulgated under Section 4965 of the Code, the IRS has narrowed the circumstances in which a tax-exempt entity could be considered a “party” to a prohibited tax shelter transaction, and under such Treasury Regulations, an investment by a tax-exempt entity in the Company should not result in such tax-exempt entity being considered a “party” to a prohibited tax shelter transaction for purposes of Section 4965 of the Code.

Tax exempt entities should review with their tax advisers the discussion above regarding UBTI and any tax and/or filing obligation they may have with respect to UBTI. Tax exempt entities should also consult their tax advisers with regard to the UBTI issues that may arise upon the disposition of their Units.

FATCA. Sections 1471 through 1474 of the Code impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. FATCA imposes a 30 percent withholding tax on “withholdable payments” paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30 percent on payments to account holders whose actions prevent it from complying with these reporting and other requirements. “Withholdable payments” include, but are not limited to, U.S. source dividends, interest and gross proceeds from the sale of any property of a type that can produce U.S. source interest and dividends (generally equity or debt instruments of U.S. issuers). The Company may be required to deduct and withhold from amounts allocable to a Non-U.S. Member who invests in any Series issued by the Company if that investor fails to comply with the reporting requirements imposed by the IRS in respect of its direct and indirect U.S. investors. Each investor will be required to provide the Manager with information such that the Company can comply with the reporting requirements under FATCA and if an investor fails to provide such information, the investor will be required to bear the costs of such non-compliance. Prospective investors should consult their tax advisors regarding FATCA.

Audits. A partnership (including the Company) appoints one person (the “partnership representative”) to act on its behalf in connection with IRS audits and related proceedings. The partnership representative’s actions, including the partnership representative’s agreement to adjustments of the Company’s income in settlement of an IRS audit of the Company, will bind all Members. Pursuant to the Operating Agreement, the Sponsor or such other person as shall be designated by the Sponsor shall act as the Company’s partnership representative, and Members are required, if necessary, to consent to such designation.

In addition, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the Company’s income following an IRS audit or judicial proceeding will, absent an election by the Company to the contrary, have to be paid by the Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the Company’s income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under these rules), the adjustment will flow through to the Members based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the Company to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their interests in the Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the interests or identity of some or all of the Members was different.

The new rules also can cause the Company’s U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under current rules (for example, by applying the highest marginal U.S. federal income tax rates and potentially ignoring the tax-exempt status of certain partners). If elected by the partnership representative, alternative procedures may allow the Company to avoid entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Members (based on their interests in the Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

The foregoing partnership audit rules may also apply to audits of any Company portfolio company that is treated as a partnership for U.S. federal income tax purposes.

Any U.S. federal income taxes (and any related interest and penalties) paid by the Company, or by a portfolio company treated as a partnership, in respect of IRS audit adjustments at the Company level or at the portfolio company level will be allocated by the Manager to, and will be borne by, the Members pursuant to the terms of the Operating Agreement.

Backup Withholding. Backup withholding of United States federal income tax may apply to distributions (or some portion thereof) made by the Company to Members who fail to provide the Company with certain identifying information (such as the Member’s tax identification number). United States Persons may comply with these identification procedures by providing the Company a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

All investors are urged to seek advice based on their particular circumstances from their own tax advisors with respect to the tax issues addressed herein and other tax issues, including, without limitation, the individual and corporate alternative minimum taxes, state and local income taxes, and penalties and interest on deficiencies. In addition to the United States federal income tax consequences described above, the Company, as well as the Members, may be subject to various state and local taxes, the rules of which may be similar or different from those described above. The Company may invest in partnerships doing business in other states or localities which impose a tax on nonresident partners of such partnerships. The Company may be subject to taxes on its income from such partnerships, and Members may be subject to filing requirements in the states in which such partnerships do business.

Certain ERISA Considerations

INVESTORS THAT ARE SUBJECT TO THE PROVISIONS OF ERISA ARE STRONGLY URGED TO CONSULT WITH THEIR LEGAL, FINANCIAL AND TAX ADVISERS BEFORE INVESTING IN THE UNITS.

General Fiduciary Obligations. Fiduciaries of a pension, profit-sharing or other employee benefit plan (“ERISA Plan”) subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) must consider whether their investment in the Interests satisfies the diversification requirement of ERISA, whether the investment is prudent in light of the lack of marketability of the Interests, whether such fiduciaries have authority to acquire such Interests under the appropriate governing instrument and Title I of ERISA, and whether such investment is otherwise consistent with their fiduciary responsibilities. Any ERISA Plan fiduciary should also consider ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets.” Trustees and other fiduciaries of an ERISA Plan may incur personal liability for any loss suffered by the plan on account of a violation of their fiduciary responsibilities. In addition, such fiduciaries may be subject to civil penalties on account of such a violation. Also, fiduciaries of any Individual Retirement Account (“IRA”), Keogh Plan or other qualified retirement plan not subject to Title I of ERISA because it does not cover common law employees (“Non-ERISA Plan”) should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing instrument. Fiduciaries should consult their own legal advisers if they have any concern as to whether the investment is inconsistent with any of the foregoing criteria.

Prohibited Transactions. Fiduciaries of ERISA Plans and persons making the investment decision for an IRA or other Non-ERISA Plan should also consider the application of the prohibited transaction provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between an ERISA Plan, IRA, or other Non-ERISA Plan and certain persons related to it are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of an ERISA Plan, IRA, or other Non-ERISA Plan may cause a wide range of other persons to be treated as disqualified persons or parties in interest with respect to such plan. A prohibited transaction, in addition to imposing potential personal liability upon fiduciaries of ERISA Plans, may also result in the imposition of an excise tax under the Code or a penalty under ERISA upon the disqualified person or party in interest with respect to the ERISA or Non-ERISA Plan or IRA. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA may lose its tax-exempt status and its assets may be deemed to have been distributed to such individual in a taxable distribution on account of the prohibited transaction. Fiduciaries should consult their own legal advisers if they have any concern as to whether the investment is a prohibited transaction.

Special Fiduciary and Prohibited Transactions Considerations. The Department of Labor (“DOL”), which has certain administrative responsibility over ERISA Plans as well as over IRAs and other Non-ERISA Plans, has issued a regulation defining “plan assets.” The regulation generally provides that when an ERISA or Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and that security is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA or Non-ERISA Plan’s or IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant.

The assets of any Series of the Company will not be treated as “plan assets” if participation in that Series by benefit plan investors is not “significant.” Under the regulation, participation in an entity by benefit plan investors is “significant” if 25% or more of the value of any class of equity interest is held by benefit plan investors. The term “benefit plan investor” means an employee benefit plan subject to ERISA, other plans subject to Section 4975 of the Code (such as an IRA), and any other entity whose underlying assets include plan assets by reason of a plan’s investment in such entity. The Manager will not permit the sale of further Interests to a benefit plan investor, or the transfer of Interests to a benefit plan investor, if the Manager believes that after such a sale or transfer equity participation in the particular Series by benefit plan investors will be “significant” under the regulation.

If the assets of any Series of the Company are deemed to be plan assets under ERISA: (i) the prudence standards and other provisions of Part 4 of Title I of ERISA would be applicable to investments made by the Manager of that Series; (ii) the person or persons having investment discretion over the assets of ERISA Plans which invest in that Series would be liable under the aforementioned Part 4 of Title I of ERISA for investments made through that Series that which do not conform to such ERISA standards; and (iii) certain transactions that the Company and/or the Series might enter into in the ordinary course of its business and operation might constitute “prohibited transactions” under ERISA and the Code.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of our Interests, including the consequences of any proposed change in applicable laws.

WHERE TO FIND ADDITIONAL INFORMATION

This Offering Circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us. All potential Investors in the Interests are entitled to review copies of any other agreements relating to any Series of Interests described in this Offering Circular and Offering Circular Supplements, if any. In the Subscription Agreement, you will represent that you are completely satisfied with the results of your pre-investment due diligence activities.

The Manager will answer inquiries from potential Investors in Offerings concerning any of the Series of Interests, the Company, the Manager and other matters relating to the offer and sale of the Series Interests under this Offering Circular. The Company will afford the potential Investors in the Interests the opportunity to obtain any additional information to the extent the Company possesses such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Offering Circular to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded.

Requests and inquiries regarding the Offering Circular should be directed to:

Collectable Sports Assets, LLC

333 Westchester Avenue, Suite W2100

White Plains, NY 10604

Attention: Collectable

E-Mail: info@Collectable.com

Tel: 914-372-7337 ext. 103

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

Collectable Sports Assets, LLC

Audited Financial Statements from January 16, 2020  (INCEPTION) THROUGH January 31, 2020

COLLECTABLE SPORTS ASSETS, LLC

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

COLLECTIBLE SPORTS ASSETS, LLC.

BALANCE SHEET

JUNE 30, 2020

ASSETS

CURRENT ASSETS
Cash	$47
TOTAL CURRENT ASSETS	47
TOTAL ASSETS	47
LIABILITIES AND MEMBERS' EQUITY
MEMBERS' EQUITY
Contributed Capital	2,606
Retained Earnings (Deficit)	(2,559)
TOTAL MEMBERS' EQUITY	47
TOTAL LIABILITIES AND MEMBERS' EQUITY	$47

Unaudited. See accompanying notes, which are an integral part of these financial statements.

COLLECTIBLE SPORTS ASSETS, LLC.

INCOME STATEMENT

FOR THE PERIOD OF JANUARY 16, 2020 (INCEPTION) THROUGH JUNE 30, 2020

Operating Expense
Salaries & Wages	1,900
Legal & Professional	396
General & Administrative	263
2,559

Net Income from Operations	(2,559)
Net Income	$(2,559)

Unaudited. See accompanying notes, which are an integral part of these financial statements.

COLLECTIBLE SPORTS ASSETS, LLC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD OF JANUARY 16, 2020 (INCEPTION) THROUGH JUNE 30, 2020

Cash Flows From Operating Activities
Net Income (Loss) For The Period	$(2,559)
Net Cash Flows From Operating Activities	(2,559)

Cash Flows From Financing Activities
Contributed Capital	2,606
Net Cash Flows From Financing Activities	2,606

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	47
Cash at End of Period	$47

Unaudited. See accompanying notes, which are an integral part of these financial statements.

COLLECTIBLE SPORTS ASSETS, LLC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD OF JANUARY 16, 2020 (INCEPTION) THROUGH JUNE 30, 2020

	Contributed Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 16, 2020 (Inception)	$-	$-	$-

Contributed Capital	2,606		2,606

Net Income		(2,559)	(2,559)

Balance at June 30, 2020	$2,606	$(2,559)	$47

Unaudited. See accompanying notes, which are an integral part of these financial statements.

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES	F-8
NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	F-8
Basis of Presentation	F-8
Significant Risks and Uncertainties	F-8
Use of Estimates	F-8
Cash and Cash Equivalents	F-8
Revenue	F-8
Fixed Assets	F-9
Advertising	F-9
Income Taxes	F-9
Net Income Per Share	F-9
Recently Issued Accounting Pronouncements	F-10
NOTE C- RELATED PARTY TRANSACTIONS	F-10
NOTE D- FAIR VALUE MEASUREMENTS	F-10
NOTE E- CONCENTRATIONS OF RISK	F-11
NOTE F - LLC MEMBER LIABILITY	F-11
NOTE G- SUBSEQUENT EVENTS	F-11

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Collectable Sports Assets, LLC (“the Company”) is a limited liability company organized under the laws of the State of Delaware. The Company is an investment company that will offer holdings in high value sports memorabilia.

The Company is a subsidiary of Collectable, LLC.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Commitments and Contingencies

Commitments and contingencies are amounts designated in the financial statements to account for known future obligations or for the uncertainty related to future obligations that are uncertain, but reasonably estimable. As of June 30, 2020, the Company recognized no amount in respect of commitments and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company’s revenue will consist of fees collected from interest in sports memorabilia sold.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED) (UNAUDITED)

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED) (UNAUDITED)

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE C- RELATED PARTY TRANSACTIONS

Collectible, LLC paid for expenses on behalf of the Company. This was accounted for as a capital injection and the expenses were included on the income statement.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets; Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED) (UNAUDITED)

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 26, 2020 the date that the financial statements were available to be issued.

COLLECTABLE SPORTS ASSETS, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE PERIOD OF JANUARY 16, 2020 (INCEPTION) THROUGH JANUARY 31, 2020

Jason M. Tyra, CPA, PLLC

INDEPENDENT AUDITOR’S REPORT

To Management

Collectable Sports Assets, LLC

White Plains, NY

We have audited the accompanying balance sheet of Collectable Sports Assets, LLC as of January 31, 2020, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free form material misstatement whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collectable Sports Assets, LLC as of January 31, 2020, and the results of its operations and its cash flows for the interim period then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Jason M. Tyra, CPA, PLLC

Jason M. Tyra, CPA, PLLC

Dallas, TX

February 7, 2020

COLLECTABLE SPORTS ASSETS, LLC

Balance Sheet

January 31, 2020

2020
ASSETS
CURRENT ASSETS
Cash
TOTAL CURRENT ASSETS	$-
TOTAL ASSETS	-

LIABILITIES AND MEMBERS’ EQUITY
MEMBERS’ EQUITY
Contributed Capital	396
Retained Earnings (Deficit)	(396)
TOTAL MEMBERS’ EQUITY	-
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$-

Reviewed – see accompanying notes

COLLECTABLE SPORTS ASSETS, LLC

Income Statement

For The Period Of January 16, 2020 (inception) to January 31, 2020

2020
Operating Expense
Legal and Professional	396
396
Net Income from Operations	(396)

Net Income	(396)

Reviewed – see accompanying notes

COLLECTABLE SPORTS ASSETS, LLC

Statement of Cash Flows

For The Period of January 16, 2020 (inception) to January 31, 2020

2020
Cash Flows From Operating Activities
Net Income (Loss) For The Period	$(396)
Net Cash Flows From Operating Activities	(396)

Cash Flows From Financing Activities
Change in Contributed Capital	396
Net Cash Flows From Investing Activity	396
Cash at Beginning of Period
Net Increase (Decrease) in Cash	-
Cash at End of Period	-
$-

Reviewed – see accompanying notes

COLLECTABLE SPORTS ASSETS, LLC

Statement of Changes in Members’ Equity

For The Period of January 16, 2020 (inception) to January 31, 2020

	Contributed Capital	Retained Earnings	Total Members’ Equity
Balance at January 16, 2020	$	$	$
Contributed Capital	396		396
Net Income			(396)
Balance at January 31, 2020	$	$(396)	$-

Reviewed – see accompanying notes

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Collectable Sports Assets, LLC (“the Company”) is a limited liability company organized under the laws of the State of Delaware. The Company offer investments through holding high value sports memorabilia.

The Company’s sole member is CS Asset Manager, LLC.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

COLLECTABLE SPORTS ASSETS, LLC
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2020

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company’s financial statements and related disclosures.

COLLECTABLE SPORTS ASSETS, LLC
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2020

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets; Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

COLLECTABLE SPORTS ASSETS, LLC
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2020

NOTE E- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital to the Company.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 19, 2020, the date that the financial statements were available to be issued.

EXHIBITS TO OFFERING CIRCULAR

1.	Amended and Restated Operating Agreement of Collectable Sports Assets, LLC

THIS IS A COMPOSITE EXHIBIT AND INCLUDES ALL AMENDMENTS THROUGH NOVEMBER 4, 2020

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

COLLECTABLE SPORTS ASSETS, LLC

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN ANY SERIES OF INTERESTS CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE SERIES.

THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY OTHER STATE.  ACCORDINGLY, INTERESTS MAY NOT BE TRANSFERRED, SOLD, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR A VALID EXEMPTION FROM SUCH REGISTRATION.

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2

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Exhibit 12 – Series Designation for Series #JackieRobinsonAutoBat, a series of Collectable Sports Assets, LLC

Exhibit 13 – Series Designation for Series #Unitas1965Jersey, a series of Collectable Sports Assets, LLC

Exhibit 14 – Series Designation for Series #AliWBCBelt, a series of Collectable Sports Assets, LLC

Exhibit 15 – Series Designation for Series #ChamberlainHSUNIFORM, a series of Collectable Sports Assets, LLC

Exhibit 16 – Series Designation for Series #AlcindorUCLAJACKET, a series of Collectable Sports Assets, LLC

Exhibit 17 – Series Designation for Series #TroutGlove, a series of Collectable Sports Assets, LLC

Exhibit 18 – Series Designation for Series #55JackieRobinsonPSA10, a series of Collectable Sports Assets, LLC

Exhibit 19 – Series Designation for Series #MookieBettsGlove, a series of Collectable Sports Assets, LLC

Exhibit 20 – Series Designation for Series #LeBronBlackRefractor, a series of Collectable Sports Assets, LLC

Exhibit 21 – Series Designation for Series #LamarJacksonBasket, a series of Collectable Sports Assets, LLC

Exhibit 22 – Series Designation for Series #GiannisRPA, a series of Collectable Sports Assets, LLC

Exhibit 23 – Series Designation for Series #BradyRookie, a series of Collectable Sports Assets, LLC

Exhibit 24 – Series Designation for Series #1986WAX, a series of Collectable Sports Assets, LLC

Exhibit 25 – Series Designation for Series #Seaver1971PSA10, a series of Collectable Sports Assets, LLC

Exhibit 26 – Series Designation for Series #gretzkyopeechee1979, a series of Collectable Sports Assets, LLC

Exhibit 27 – Series Designation for Series #zionrpaBGS9, a series of Collectable Sports Assets, LLC

Exhibit 28 – Series Designation for Series #banks1954psa9, a series of Collectable Sports Assets, LLC

Exhibit 29 – Series Designation for Series #mantle1952bowmanpsa8, a series of Collectable Sports Assets, LLC

Exhibit 30 – Series Designation for Series #koufax1955psa8.5, a series of Collectable Sports Assets, LLC

Exhibit 31 – Series Designation for Series #durantchromerefractorpsa10, a series of Collectable Sports Assets, LLC

Exhibit 32 – Series Designation for Series #Giannisimmaculate, a series of Collectable Sports Assets, LLC

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AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF COLLECTABLE SPORTS ASSETS, LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF COLLECTABLE SPORTS ASSETS, LLC, (this “Agreement”) is dated as of July 7, 2020. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in Section 1.1.

WHEREAS, the Company was formed as a series limited liability company under Section 18-215 of the Delaware Act pursuant to a certificate of formation filed with the Secretary of State of the State of Delaware on January 20, 2020, with the Company’s Limited Liability Company’s Agreement having been entered into on or about February 20, 2020 (the “Original Agreement”); and

WHEREAS, this Agreement is being entered into in order to change certain terms of the initial Series prior to them being offered to the public, as well as to add an additional Series to be offered to the public.

NOW THEREFORE, the limited liability company agreement of the Company as agreed upon by the Members is as follows:

ARTICLE I – DEFINITIONS

Section 1.1            Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Abort Costs” means all fees, costs and expenses incurred in connection with any Series Asset proposals pursued by the Company, the Managing Member or a Series that do not proceed to completion.

“Acquisition Expenses” means in respect of each Series, the following fees, costs and expenses allocable to such Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Asset was acquired using debt prior to completion of the Initial Offering), auction fees, shipping costs including those related to the transport of the Series Asset to the storage facility of the Managing Member, travel and lodging for inspection purposes, technology costs, photography and videography expenses in order to prepare the profile for the Series Asset to be accessible to Investor Members via an online platform and any blue sky filings required in order for such Series to be made available to Economic Members in certain states (unless borne by the Managing Member, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset.

“Additional Economic Member” means a Person admitted as an Economic Member and associated with a Series in accordance with ARTICLE III as a result of an issuance of Interests of such Series to such Person by the Company.

“Advisory Board” has the meaning assigned to such term in Section 5.4.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Ownership Limit” means, in respect of an Initial Offering or a Subsequent Offering, not more than 10% of the aggregate Outstanding Interests of a Series, and in respect of a Transfer, not more than 19.9% of the aggregate Outstanding Interests of a Series, or in both cases, such other percentage set forth in the applicable Series Designation or as determined by the Managing Member in its sole discretion and as may be waived by the Managing Member in its sole discretion.

“Agreement” has the meaning assigned to such term in the preamble.

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“Allocation Policy” means the allocation policy of the Company adopted by the Managing Member in accordance with Section 5.1.

“Asset Management Agreement” means, as the context requires, any agreement entered into between a Series and an Asset Manager pursuant to which such Asset Manager is appointed as manager of the relevant Series Assets, as amended from time to time.

“Asset Manager” means the manager of each of the Series Assets as specified in each Series Designation or, its permitted successors or assigns, appointed in accordance with Section 5.10.

“Broker” means any Person who has been appointed by the Company (and as the Managing Member may select in its reasonable discretion) and specified in any Series Designation to provide execution and other services relating to an Initial Offering to the Company, or its successors from time to time, or any other broker in connection with any Initial Offering.

“Brokerage Fee” means the fee payable to the Broker for the purchase by any Person of Interests in an Initial Offering equal to an amount agreed between the Managing Member and the Broker from time to time and specified in any Series Designation.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are authorized or required to close.

“Capital Contribution” means with respect to any Member, the amount of cash and the initial Gross Asset Value of any other property contributed or deemed contributed to the capital of a Series by or on behalf of such Member, reduced by the amount of any liability assumed by such Series relating to such property and any liability to which such property is subject.

“Certificate of Formation” means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Company” means Collectable Sports Assets, LLC, a Delaware series limited liability company, and any successors thereto.

“Conflict of Interest” means any matter that the Managing Member believes may involve a conflict of interest that is not otherwise addressed by the Allocation Policy.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et seq.

“DGCL” means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, et seq.

“Economic Member” means together, the Investor Members, Additional Economic Members (including any Person who receives Interests in connection with any goods or services provided to a Series (including in respect of the sale of a Series Asset to that Series)) and their successors and assigns admitted as Additional Economic Members and Substitute Economic Members, in each case who is admitted as a Member of such Series, but shall exclude the Managing Member in its capacity as Managing Member. For the avoidance of doubt, the Managing Member or any of its Affiliates shall be an Economic Member to the extent it purchases Interests in a Series.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

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“Expenses and Liabilities” has the meaning assigned to such term in Section 5.5(a).

“Form of Adherence” means, in respect of an Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which an Investor Member or Additional Economic Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Managing Member from time to time, pursuant to which a Substitute Economic Member agrees to adhere to the terms of this Agreement.

“Free Cash Flow” means any available cash for distribution generated from the net income received by a Series, as determined by the Managing Member to be in the nature of income as defined by U.S. GAAP, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization to the relevant Series Asset (as shown on the income statement of such Series) and (iii) any depreciation to the relevant Series Asset (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses less (a) any capital expenditure related to the Series Asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series in accordance with Section 6.4.

“Governmental Entity” means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

“Gross Asset Value” means, with respect to any asset contributed by an Economic Member to a Series, the gross fair market value of such asset as determined by the Managing Member.

“Indemnified Person” means (a) any Person who is or was an Officer of the Company or associated with a Series, (b) any Person who is or was a Managing Member or Liquidator, together with its officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors, (c) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, fiduciary or trustee of another Person; provided, that, except to the extent otherwise set forth in a written agreement between such Person and the Company or a Series, a Person shall not be an Indemnified Person by reason of providing, on a fee for services basis, trustee, fiduciary, administrative or custodial services, (d) any member of the Advisory Board appointed by the Managing Member pursuant to Section 5.4, (e) the Asset Manager, and (f) any Person the Managing Member designates as an Indemnified Person for purposes of this Agreement.

“Individual Aggregate Limit” means, with respect to any individual holder, 10% of the greater of such holders annual income or net worth or, with respect to any entity, 10% of the greater of such holders annual revenue or net assets at fiscal year-end.

“Initial Member” means the Person identified in the Series Designation of such Series as the Initial Member associated therewith.

“Initial Offering” means the first offering or private placement and issuance of any Series, other than the issuance to the Initial Member.

“Interest” means an interest in a Series issued by the Company that evidences a Members rights, powers and duties with respect to the Company and such Series pursuant to this Agreement and the Delaware Act.

“Interest Designation” has the meaning ascribed in Section 3.3(f).

“Investment Advisers Act” means the Investment Advisers Act of 1940.

“Investment Company Act” means the Investment Company Act of 1940.

7

“Investor Members” mean those Persons who acquire Interests in the Initial Offering or Subsequent Offering and their successors and assigns admitted as Additional Economic Members.

“Liquidator” means one or more Persons selected by the Managing Member to perform the functions described in Section 11.2 as liquidating trustee of the Company or a Series, as applicable, within the meaning of the Delaware Act.

“Management Fee” means an amount equal to 50% of any Free Cash Flows available for distribution pursuant to Article VII, as generated by each Series.

“Managing Member” means, as the context requires, the managing member of the Company or the managing member of a Series.

“Member” means each member of the Company associated with a Series, including, unless the context otherwise requires, the Initial Member, the Managing Member, each Economic Member (as the context requires), each Substitute Economic Member and each Additional Economic Member.

“National Securities Exchange” means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act.

“Offering Document” means, with respect to any Series or the Interests of any Series, the prospectus, offering memorandum, offering circular, offering statement, offering circular supplement, private placement memorandum or other offering documents related to the Initial Offering of such Interests, in the form approved by the Managing Member and, to the extent required by applicable law, approved or qualified, as applicable, by any applicable Governmental Entity, including without limitation the U.S. Securities and Exchange Commission.

“Offering Expenses” means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company incurred in connection with executing the Initial or Subsequent Offering, as applicable, consisting of underwriting, legal, accounting, escrow and compliance costs related to a specific offering.

“Officers” means any president, vice president, secretary, treasurer or other officer of the Company or any Series as the Managing Member may designate (which shall, in each case, constitute managers within the meaning of the Delaware Act).

“Operating Expenses” means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company:

(i)              any and all fees, costs and expenses incurred in connection with the management of a Series Asset, including import taxes, income taxes, transportation (other than those related to Acquisition Expenses), storage (including property rental fees should the Managing Member decide to rent a property to store a number of Series Assets), marketing, security, maintenance, refurbishment, utilization and costs incurred in connection with the disposition of the Series Asset;

(ii)              any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series of Interests, including any blue sky filings required in order for a Series of Interests to be made available to investors in certain states and any annual audit of the accounts of such Series of Interests (if applicable) and any reports to be filed with the U.S. Securities and Exchange Commission including periodic reports on Forms 1-K, 1-SA and 1-U.

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(iii)            any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member or the Asset Manager, in connection with the Series Asset;

(iv)             any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

(v)               any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

(vi)             any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Asset Manager in connection with the affairs of the Company or a Series;

(vii)          the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

(viii)        all custodial fees, costs and expenses in connection with the holding of a Series Asset or Interests;

(ix)             any fees, costs and expenses of a third party registrar and transfer agent appointed by the Managing Member in connection with a Series;

(x)              the cost of the audit of the Company’s annual financial statements and the preparation of its tax returns and circulation of reports to Economic Members;

(xi)             the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

(xii)          any indemnification payments to be made pursuant to Section 5.5;

(xiii)        the fees and expenses of the Company’s or a Series counsel in connection with advice directly relating to the Company’s or a Series legal affairs;

(xiv)         the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

(xv)           any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

“Operating Expenses Reimbursement Obligation(s)” has the meaning ascribed in Section 6.3.

“Outstanding” or “Outstanding Interests” means all Interests that are issued by the Company and reflected as outstanding on the Company’s books and records as of the date of determination.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, Governmental Entity or other entity.

“Record Date” means the date established by the Managing Member for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members associated with any Series or entitled to exercise rights in respect of any lawful action of Members associated with any Series or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” or “holder” means the Person in whose name such Interests are registered on the books of the Company as of the opening of business on a particular Business Day, as determined by the Managing Member in accordance with this Agreement.

“Securities Act” means the Securities Act of 1933.

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“Series” has the meaning assigned to such term in Section 3.3(a).

“Series Assets” means, at any particular time, all assets, properties (whether tangible or intangible, and whether real, personal or mixed) and rights of any type contributed to or acquired by a particular Series and owned or held by or for the account of such Series, whether owned or held by or for the account of such Series as of the date of the designation or establishment thereof or thereafter contributed to or acquired by such Series.

“Series Designation” has the meaning assigned to such term in Section 3.3(a).

“Sourcing Fee” means the sourcing fee which is paid to the Manager or Asset Manager as consideration for assisting in the sourcing of such Series Asset and as specified in each Series Designation, to the extent not waived by the Managing Member in its sole discretion.

“Subsequent Offering” means any further issuance of Interests in any Series, excluding any Initial Offering or Transfer.

“Substitute Economic Member” means a Person who is admitted as an Economic Member of the Company and associated with a Series pursuant to Section 4.1(b) as a result of a Transfer of Interests to such Person.

“Super Majority Vote” means, the affirmative vote of the holders of Outstanding Interests of all Series representing at least two thirds (2/3rds) of the total votes that may be cast by all such Outstanding Interests, voting together as a single class.

“Transfer” means, with respect to an Interest, a transaction by which the Record Holder of an Interest assigns such Interest to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied, as in effect from time to time.

Section 1.2            Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to paragraphs, Articles and Sections refer to paragraphs, Articles and Sections of this Agreement; (c) the term include or includes means includes, without limitation, and including means including, without limitation, (d) the words herein, hereof and hereunder and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (e) or has the inclusive meaning represented by the phrase and/or, (f) unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (g) references to any Person shall include all predecessors of such Person, as well as all permitted successors, assigns, executors, heirs, legal representatives and administrators of such Person, and (h) any reference to any statute or regulation includes any implementing legislation and any rules made under that legislation, statute or statutory provision, whenever before, on, or after the date of the Agreement, as well as any amendments, restatements or modifications thereof, as well as all statutory and regulatory provisions consolidating or replacing the statute or regulation. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

ARTICLE II – ORGANIZATION

Section 2.1            Formation. The Company has been formed as a series limited liability company pursuant to Section 18-215 of the Delaware Act. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company and each Series shall be governed by the Delaware Act.

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Section 2.2            Name. The name of the Company shall be Collectable Sports Assets, LLC. The business of the Company and any Series may be conducted under any other name or names, as may be determined by the Managing Member. The Managing Member may change the name of the Company at any time and from time to time and shall notify the Economic Members of such change in the next regular communication to the Economic Members.

Section 2.3            Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Managing Member in its sole discretion, the registered office of the Company in the State of Delaware shall be located at 850 New Burton Road, Suite 201, Dover, Delaware 19904, and the registered agent for service of process on the Company and each Series in the State of Delaware at such registered office shall be Cogency Global Inc., a Delaware corporation. The principal office of the Company shall be located at 333 Westchester Avenue, Suite W2100, White Plains, NY 10604. Unless otherwise provided in the applicable Series Designation, the principal office of each Series shall be located at 333 Westchester Avenue, Suite W2100, White Plains, NY 10604 or such other place as the Managing Member may from time to time designate by notice to the Economic Members associated with the applicable Series. The Company and each Series may maintain offices at such other place or places within or outside the State of Delaware as the Managing Member determines to be necessary or appropriate. The Managing Member may change the registered office, registered agent or principal office of the Company or of any Series at any time and from time to time and shall notify the applicable Economic Members of such change in the next regular communication to such Economic Members.

Section 2.4            Purpose. The purpose of the Company and, unless otherwise provided in the applicable Series Designation, each Series shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire, maintain and occasionally make available to interested purchasers a collection of investment grade collector sports memorabilia, (c) to engage in any lawful act or activity for which limited liability companies under the laws of the State of Delaware may engage in and to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (d) conduct any and all activities related or incidental to the foregoing purposes.

Section 2.5            Powers. The Company, each Series and, subject to the terms of this Agreement, the Managing Member shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes described in Section 2.4.

Section 2.6            Power of Attorney.

(a)               Each Economic Member hereby constitutes and appoints the Managing Member and, if a Liquidator shall have been selected pursuant to Section 11.2, the Liquidator, and each of their authorized officers and attorneys in fact, as the case may be, with full power of substitution, as his or her true and lawful agent and attorney in fact, with full power and authority in his or her name, place and stead, to:

(i)                 execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) all certificates, documents and other instruments (including, but not limited to, this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that the Managing Member, or the Liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a series limited liability company in the State of Delaware and in all other jurisdictions in which the Company or any Series may conduct business or own property; (B) all certificates, documents and other instruments that the Managing Member, or the Liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments that the Managing Member or the Liquidator determines to be necessary or appropriate to reflect the dissolution, liquidation or termination of the Company or a Series pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Economic Member pursuant to, or in connection with other events described in, ARTICLE III or ARTICLE XI; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Series of Interests issued pursuant to Section 3.3; (F) all certificates, documents and other instruments that the Managing Member or Liquidator determines to be necessary or appropriate to maintain the separate rights, assets, obligations and liabilities of each Series; and (G) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company; and

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(ii)              execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Managing Member or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by any of the Members hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when any provision of this Agreement that establishes a percentage of the Members or of the Members of any Series required to take any action, the Managing Member, or the Liquidator, may exercise the power of attorney made in this paragraph only after the necessary vote, consent, approval, agreement or other action of the Members or of the Members of such Series, as applicable.

Nothing contained in this Section shall be construed as authorizing the Managing Member, or the Liquidator, to amend, change or modify this Agreement except in accordance with ARTICLE XII or as may be otherwise expressly provided for in this Agreement.

(b)               The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Economic Member and the transfer of all or any portion of such Economic Members Interests and shall extend to such Economic Members heirs, successors, assigns and personal representatives. Each such Economic Member hereby agrees to be bound by any representation made by any officer of the Managing Member, or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Economic Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing Member, or the Liquidator, taken in good faith under such power of attorney in accordance with this Section. Each Economic Member shall execute and deliver to the Managing Member, or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of such Officers or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 2.7            Term. The term of the Company commenced on the day on which the Certificate of Formation was filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Delaware Act. The existence of each Series shall commence upon the effective date of the Series Designation establishing such Series, as provided in Section 3.3. The term of the Company and each Series shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of ARTICLE XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 2.8            Title to Assets. All Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific assets of the Company or applicable Series Assets. Title to any Series Assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Series to which such asset was contributed or by which such asset was acquired, and none of the Company, any Member, Officer or other Series, individually or collectively, shall have any ownership interest in such Series Assets or any portion thereof. Title to any or all of the Series Assets may be held in the name of the relevant Series or one or more nominees, as the Managing Member may determine. All Series Assets shall be recorded by the Managing Member as the property of the applicable Series in the books and records maintained for such Series, irrespective of the name in which record title to such Series Assets is held.

Section 2.9            Certificate of Formation. The Certificate of Formation has been filed with the Secretary of State of the State of Delaware, such filing being hereby confirmed, ratified and approved in all respects. The Managing Member shall use reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a series limited liability company in the State of Delaware or any other state in which the Company or any Series may elect to do business or own property. To the extent that the Managing Member determines such action to be necessary or appropriate, the Managing Member shall, or shall direct the appropriate Officers, to file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a series limited liability company under the laws of the State of Delaware or of any other state in which the Company or any Series may elect to do business or own property, and if an Officer is so directed, such Officer shall be an authorized person of the Company and, unless otherwise provided in a Series Designation, each Series within the meaning of the Delaware Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

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ARTICLE III - MEMBERS, SERIES AND INTERESTS

Section 3.1            Members.

(a)               Subject to paragraph (b), a Person shall be admitted as an Economic Member and Record Holder either as a result of an Initial Offering, Subsequent Offering, a Transfer or at such other time as determined by the Managing Member, and upon (i) agreeing to be bound by the terms of this Agreement by completing, signing and delivering to the Managing Member, a completed Form of Adherence, which is then accepted by the Managing Member, (ii) the prior written consent of the Managing Member, and (iii) otherwise complying with the applicable provisions of ARTICLE III and ARTICLE IV.

(b)               The Managing Member may withhold its consent to the admission of any Person as an Economic Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series of Interests, as specified in Section 12g-1(b)(1) of the Exchange Act, (ii) cause such Persons holding to be in excess of the Aggregate Ownership Limit, (iii) cause the Persons investment in all Interests (of all Series in the aggregate) to exceed the Individual Aggregate Limit, (iv) could adversely affect the Company or a Series or subject the Company, a Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject, (v) cause the Company to be required to register as an investment company under the Investment Company Act, (vi) cause the Managing Member or any of its Affiliates being required to register under the Investment Advisers Act, (vii) cause the assets of the Company or any Series to be treated as plan assets as defined in Section 3(42) of ERISA, or (viii) result in a loss of partnership status by the Company or any Series for US federal income tax purposes or the termination of the Company for US federal income tax purposes. A Person may become a Record Holder without the consent or approval of any of the Economic Members. A Person may not become a Member without acquiring an Interest.

(c)               The name and mailing address of each Member shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series. The Managing Member shall update the books and records of the Company and each Series from time to time as necessary to reflect accurately the information therein.

(d)               Except as otherwise provided in the Delaware Act and subject to Sections 3.1(e) and 3.3 relating to each Series, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(e)               Except as otherwise provided in the Delaware Act, the debts, obligations and liabilities of a Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Series, and not of any other Series. In addition, the Members shall not be obligated personally for any such debt, obligation or liability of any Series solely by reason of being a Member.

(f)                Unless otherwise provided herein, and subject to ARTICLE XI, Members may not be expelled from or removed as Members of the Company. Members shall not have any right to resign or redeem their Interests from the Company; provided that when a transferee of a Member’s Interest becomes a Record Holder of such Interests, such transferring Member shall cease to be a Member of the Company with respect to the Interests so transferred and that Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with Section 11.3.

(g)               Except as may be otherwise agreed between the Company or a Series, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or a Series, including business interests and activities in direct competition with the Company or any Series. None of the Company, any Series or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

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(h)               CS Assets Manager, LLC, a Delaware limited liability company, was appointed as the Managing Member of the Company with effect from the date of this Agreement, and shall continue as Managing Member of the Company until the earlier of (i) the dissolution of the Company pursuant to Section 11.1(a), or (ii) its removal or replacement pursuant to Section 4.3 or ARTICLE X. Except as otherwise set forth in the Series Designation, the Managing Member of each Series shall be CS Assets Manager, LLC, a Delaware limited liability company, until the earlier of (i) the dissolution of the Series pursuant to Section 11.1(b) or (ii) its removal or replacement pursuant to Section 4.3 or Article X. Unless otherwise set forth in the applicable Series Designation, the Managing Member or its Affiliates shall, as at the closing of any Initial Offering, hold at least 0.5% of the Interests of the Series being issued pursuant to such Initial Offering. Unless provided otherwise in this Agreement, the Interests held by the Managing Member or any of its Affiliates shall be identical to those of an Economic Member and will not have any additional distribution, redemption, conversion or liquidation rights by virtue of its status as the Managing Member; provided, that the Managing Member shall have the rights, duties and obligations of the Managing Member hereunder, regardless of whether the Managing Member shall hold any Interests.

Section 3.2            Capital Contributions.

(a)               The minimum number of Interests a Member may acquire is one (1) Interest or such higher or lesser amount as the Managing Member may determine from time to time and as specified in each Series Designation, as applicable. Persons acquiring Interests through an Initial Offering or Subsequent Offering shall make a Capital Contribution to the Company in an amount equal to the per share price determined in connection with such Initial Offering or Subsequent Offering and multiplied by the number of Interests acquired by such Person in such Initial Offering or Subsequent Offering, as applicable. Persons acquiring Interests in a manner other than through an Initial Offering or Subsequent Offering or pursuant to a Transfer shall make such Capital Contribution as shall be determined by the Managing Member in its sole discretion.

(b)               Except as expressly permitted by the Managing Member, in its sole discretion (i) initial and any additional Capital Contributions to the Company or Series as applicable, by any Member shall be payable in cash and (ii) initial and any additional Capital Contributions shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Managing Member of a Person’s admission as a Member to a Series (or a Members application to acquire additional Interests) (or within five (5) Business Days thereafter with the Managing Members approval). No Member shall be required to make an additional Capital Contribution to the Company or Series but may make an additional Capital Contribution to acquire additional Interest at such Member’s sole discretion.

(c)               Except to the extent expressly provided in this Agreement (including any Series Designation): (i) no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution or termination of the Company or any Series may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member holding any Series of any Interests of a Series shall have priority over any other Member holding the same Series either as to the return of Capital Contributions or as to distributions; (iii) no interest shall be paid by the Company or any Series on any Capital Contributions; and (iv) no Economic Member, in its capacity as such, shall participate in the operation or management of the business of the Company or any Series, transact any business in the Company’s or any Series name or have the power to sign documents for or otherwise bind the Company or any Series by reason of being a Member.

Section 3.3            Series of the Company.

(a)               Establishment of Series. Subject to the provisions of this Agreement, the Managing Member may, at any time and from time to time and in compliance with paragraph (c), cause the Company to establish in writing (each, a “Series Designation”) one or more series, as such term is used under Section 18-215 of the Delaware Act (each a “Series”). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series established pursuant to this Section shall be as set forth in this Agreement and the Series Designation, as applicable, for the Series. Upon approval of any Series Designation by the Managing Member, such Series Designation shall be attached to this Agreement as an Exhibit until such time as none of such Interests of such Series remain Outstanding.

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(b)               Series Operation. Each of the Series shall operate to the extent practicable as if it were a separate limited liability company.

(c)               Series Designation. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the Members associated therewith (to the extent such terms differ from those set forth in this Agreement) and (iii) designate or authorize the designation of specific Officers to be associated with such Series. A Series Designation (or any resolution of the Managing Member amending any Series Designation) shall be effective when a duly executed original of the same is included by the Managing Member among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement (it being understood and agreed that, upon such effective date, the Series described in such Series Designation shall be deemed to have been established and the Interests of such Series shall be deemed to have been authorized in accordance with the provisions thereof). The Series Designation establishing a Series may set forth specific provisions governing the rights of such Series against a Member associated with such Series who fails to comply with the applicable provisions of this Agreement (including, for the avoidance of doubt, the applicable provisions of such Series Designation). In the event of a conflict between the terms and conditions of this Agreement and a Series Designation, the terms and conditions of the Series Designation shall prevail.

(d)               Assets and Liabilities Associated with a Series.

(i)                 Assets Associated with a Series. All consideration received by the Company for the issuance or sale of Interests of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be (collectively, the “assets”), shall, subject to the provisions of this Agreement, be held for the benefit of the Series or the Members associated with such Series, and not for the benefit of the Members associated with any other Series, for all purposes, and shall be accounted for and recorded upon the books and records of the Series separately from any assets associated with any other Series. Such assets are herein referred to as “assets associated with” that Series. In the event that there are any assets in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate such assets to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable, and in accordance with the Allocation Policy, and any asset so allocated to a particular Series shall thereupon be deemed to be an asset associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this paragraph shall be conclusive and binding upon the Members associated with each and every Series. Separate and distinct records shall be maintained for each and every Series, and the Managing Member shall not commingle the assets of one Series with the assets of any other Series.

(ii)              Liabilities Associated with a Series. All debts, liabilities, expenses, costs, charges, obligations and reserves incurred by, contracted for or otherwise existing (collectively the “liabilities”) with respect to a particular Series shall be charged against the assets associated with that Series. Such liabilities are herein referred to as “liabilities associated with” that Series. In the event that there are any liabilities in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate and charge (including indemnification obligations) such liabilities to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable and in accordance with the Allocation Policy, and any liability so allocated and charged to a particular Series shall thereupon be deemed to be a liability associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this Section shall be conclusive and binding upon the Members associated with each and every Series. All liabilities associated with a Series shall be enforceable against the assets associated with that Series only, and not against the assets associated with the Company or any other Series, and except to the extent set forth above, no liabilities shall be enforceable against the assets associated with any Series prior to the allocation and charging of such liabilities as provided above. Any allocation of liabilities that are not readily associated with a particular Series to, between or among one or more of the Series shall not represent a commingling of such Series to pool capital for the purpose of carrying on a trade or business or making common investments and sharing in profits and losses therefrom. The Managing Member has caused notice of this limitation on inter-series liabilities to be set forth in the Certificate of Formation, and, accordingly, the statutory provisions of Section 18-215(b) of the Delaware Act relating to limitations on inter-series liabilities (and the statutory effect under Section 18-207 of the Delaware Act of setting forth such notice in the Certificate of Formation) shall apply to the Company and each Series. Notwithstanding any other provision of this Agreement, no distribution on or in respect of Interests in a particular Series, including, for the avoidance of doubt, any distribution made in connection with the winding up of such Series, shall be effected by the Company other than from the assets associated with that Series, nor shall any Member or former Member associated with a Series otherwise have any right or claim against the assets associated with any other Series (except to the extent that such Member or former Member has such a right or claim hereunder as a Member or former Member associated with such other Series or in a capacity other than as a Member or former Member).

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(e)               Ownership of Series Assets. Title to and beneficial interest in Series Assets shall be deemed to be held and owned by the relevant Series and no Member or Members of such Series, individually or collectively, shall have any title to or beneficial interest in specific Series Assets or any portion thereof. Each Member of a Series irrevocably waives any right that it may have to maintain an action for partition with respect to its Interest in the Company, any Series or any Series Assets. Any Series Assets may be held or registered in the name of the relevant Series, in the name of a nominee or as the Managing Member may determine; provided, however, that Series Assets shall be recorded as the assets of the relevant Series on the Company’s books and records, irrespective of the name in which legal title to such Series Assets is held. Any corporation, brokerage firm or transfer agent called upon to transfer any Series Assets to or from the name of any Series shall be entitled to rely upon instructions or assignments signed or purporting to be signed by the Managing Member or its agents without inquiry as to the authority of the Person signing or purporting to sign such instruction or assignment or as to the validity of any transfer to or from the name of such Series.

(f)                Prohibition on Issuance of Preference Interests. No Interests shall entitle any Member to any preemptive, preferential or similar rights unless such preemptive, preferential or similar rights are set forth in the applicable Series Designation on or prior to the date of the Initial Offering of any Interest of such Series (the designation of such preemptive, preferential or similar rights with respect to a Series in the Series Designation, the “Interest Designation”).

Section 3.4            Authorization to Issue Interests.

(a)               The Company may issue Interests, and options, rights and warrants relating to Interests, for any Company or Series purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Managing Member shall determine, all without the approval of the Economic Members. Each Interest shall have the rights and be governed by the provisions set forth in this Agreement (including any Series Designation).

(b)               Subject to Section 6.3(a)(i), and unless otherwise provided in the applicable Series Designation, the Company is authorized to issue in respect of each Series an unlimited number of Interests. All Interests issued pursuant to, and in accordance with the requirements of, this ARTICLE III shall be validly issued Interests in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Series Designation).

Section 3.5            Voting Rights of Interests Generally. Unless otherwise provided in this Agreement or any Series Designation, (i) each Record Holder of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of Interests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of Interests are entitled to vote, (iii) Record Holders of a particular Series of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Managing Member or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1(h) and no such Interests shall be deemed Outstanding for purposes of any such vote.

Section 3.6            Record Holders. The Company shall be entitled to recognize the Record Holder as the owner of an Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which such Interests are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Interests.

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Section 3.7            Splits.

(a)               Subject to paragraph (c) of this Section and Section 3.4, and unless otherwise provided in any Interest Designation, the Company may make a pro rata distribution of Interests of a Series to all Record Holders of such Series, or may effect a subdivision or combination of Interests of any Series, in each case, on an equal per Interest basis and so long as, after any such event, any amounts calculated on a per Interest basis or stated as a number of Interests are proportionately adjusted.

(b)               Whenever such a distribution, subdivision or combination of Interests is declared, the Managing Member shall select a date as of which the distribution, subdivision or combination shall be effective. The Managing Member shall send notice thereof at least twenty (20) days prior to the date of such distribution, subdivision or combination to each Record Holder as of a date not less than ten (10) days prior to the date of such distribution, subdivision or combination. The Managing Member also may cause a firm of independent public accountants selected by it to calculate the number of Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Managing Member shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)               Subject to Section 3.4 and unless otherwise provided in any Series Designation, the Company shall not issue fractional Interests upon any distribution, subdivision or combination of Interests. If a distribution, subdivision or combination of Interests would otherwise result in the issuance of fractional Interests, each fractional Interest shall be rounded to the nearest whole Interest (and a 0.5 Interest shall be rounded to the next higher Interest).

Section 3.8            Agreements. The rights of all Members and the terms of all Interests are subject to the provisions of this Agreement (including any Series Designation).

ARTICLE IV - REGISTRATION AND TRANSFER OF INTERESTS.

Section 4.1            Maintenance of a Register. Subject to the restrictions on Transfer and ownership limitations contained below:

(a)               The Company shall keep or cause to be kept on behalf of the Company and each Series a register that will set forth the Record Holders of each of the Interests and information regarding the Transfer of each of the Interests. The Managing Member is hereby initially appointed as registrar and transfer agent of the Interests, provided that the Managing Member may appoint such third party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Interests and Transfers of such Interests as herein provided, including as set forth in any Series Designation.

(b)               Upon acceptance by the Managing Member of the Transfer of any Interest, each transferee of an Interest (i) shall be admitted to the Company as a Substitute Economic Member with respect to the Interests so transferred to such transferee when any such Transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement by completing a Form of Adherence to the reasonable satisfaction of the Managing Member in accordance with Section 4.2(g)(ii), (iii) shall become the Record Holder of the Interests so transferred, (iv) grants powers of attorney to the Managing Member and any Liquidator of the Company and each of their authorized officers and attorneys in fact, as the case may be, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The Transfer of any Interests and the admission of any new Economic Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Economic Members.

(c)               Nothing contained in this Agreement shall preclude the settlement of any transactions involving Interests entered into through the facilities of any National Securities Exchange or over-the-counter market on which such Interests are listed for trading, if any.

Section 4.2            Ownership Limitations.

(a)               No Transfer of any Economic Members Interest, whether voluntary or involuntary, shall be valid or effective, and no transferee shall become a substituted Economic Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion as further described in this Section 4.2. In the event of any Transfer, all of the conditions of the remainder of this Section must also be satisfied. Notwithstanding the foregoing but subject to Section 3.6, assignment of the economic benefits of ownership of Interests may be made without the Managing Members consent, provided that the assignee is not an ineligible or unsuitable investor under applicable law.

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(b)               No Transfer of any Economic Members Interests, whether voluntary or involuntary, shall be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the Company that such Transfer will not, unless waived by the Managing Member:

(i)                 result in the transferee directly or indirectly owning in excess of the Aggregate Ownership Limit;

(ii)              result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series of Interests, as specified in Section 12g-1(b)(1) of the Exchange Act, unless such Interests have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

(iii)            cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

(iv)             adversely affect the Company or such Series, or subject the Company, the Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject;

(v)               require registration of the Company, any Series or any Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

(vi)             violate or be inconsistent with any representation or warranty made by the transferring Economic Member.

(c)               The transferring Economic Member, or such Economic Members legal representative, shall give the Managing Member prior written notice before making any voluntary Transfer and notice within thirty (30) days after any involuntary Transfer (unless such notice period is otherwise waived by the Managing Member), and shall provide sufficient information to allow legal counsel acting for the Company to make the determination that the proposed Transfer will not result in any of the consequences referred to in paragraphs (b)(i) through (b)(vi) above. If a Transfer occurs by reason of the death of an Economic Member or assignee, the notice may be given by the duly authorized representative of the estate of the Economic Member or assignee. The notice must be supported by proof of legal authority and valid assignment in form and substance acceptable to the Managing Member.

(d)               In the event any Transfer permitted by this Section shall result in beneficial ownership by multiple Persons of any Economic Member’s Interest in the Company, the Managing Member may require one or more trustees or nominees to be designated to represent a portion of or the entire Interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as an Economic Member had pursuant to the provisions of this Agreement.

(e)               A transferee shall be entitled to any future distributions attributable to the Interests transferred to such transferee and to transfer such Interests in accordance with the terms of this Agreement; provided, however, that such transferee shall not be entitled to the other rights of an Economic Member as a result of such Transfer until he or she becomes a Substitute Economic Member.

(f)                The Company and each Series shall incur no liability for distributions made in good faith to the transferring Economic Member until a written instrument of Transfer has been received by the Company and recorded on its books and the effective date of Transfer has passed.

(g)               Any other provision of this Agreement to the contrary notwithstanding, any Substitute Economic Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Section, the Managing Member may require, in its sole discretion:

(i)                 the transferring Economic Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Managing Member;

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(ii)             each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Economic Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Managing Member);

(iii)            each transferee to provide all the information required by the Managing Member to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

(iv)            payment by the transferring Economic Member, in full, of the costs and expenses referred to in paragraph (h) below, and no Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Economic Member shall be admitted to the Company as an Economic Member, unless and until each of these requirements has been satisfied or, at the sole discretion of the Managing Member, waived.

(h)               The transferring Economic Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

Section 4.3             Transfer of Interests and Obligations of the Managing Member.

(a)               The Managing Member may Transfer all Interests acquired by the Managing Member (including all Interests acquired by the Managing Member in the Initial Offering pursuant to Section 3.1(h)) at any time and from time to time following the closing of the Initial Offering.

(b)               The Economic Members hereby authorize the Managing Member to assign its rights, obligations and title as Managing Member to an Affiliate of the Managing Member without the prior consent of any other Person, and, in connection with such Transfer, designate such Affiliate of the Managing Member as a successor Managing Member provided, that the Managing Member shall notify the applicable Economic Members of such change in the next regular communication to such Economic Members.

(c)               Except as set forth in Section 4.3(b) above, in the event of the resignation of the Managing Member of its rights, obligations and title as Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the Interests held by Economic Members shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing Member of the Company until such date as a successor Managing Member is elected pursuant to the terms of this Section 4.3(c).

Section 4.4             Remedies for Breach. If the Managing Member shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this ARTICLE IV, the Managing Member shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem shares, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

ARTICLE V - MANAGEMENT AND OPERATION OF THE COMPANY AND EACH SERIES

Section 5.1             Power and Authority of Managing Member. Except as explicitly set forth in this Agreement, the Managing Member, as appointed pursuant to Section 3.1(h) of this Agreement, shall have full power and authority to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, in each case without the consent of the Economic Members, including but not limited to the following:

(a)               the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including entering into on behalf of a Series, an Operating Expenses Reimbursement Obligation, or indebtedness that is convertible into Interests, and the incurring of any other obligations;

(b)               the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company or any Series (including, but not limited to, the filing of periodic reports on Forms 1-K, 1-SA and 1-U with the U.S. Securities and Exchange Commission), and the making of any tax elections;

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(c)                the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or any Series or the merger or other combination of the Company with or into another Person and for the avoidance of doubt, any action taken by the Managing Member pursuant to this sub-paragraph shall not require the consent of the Economic Members;

(d)               (i) the use of the assets of the Company (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Company and the repayment of obligations of the Company and (ii) the use of the assets of a Series (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series;

(e)                the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Company or any Series under contractual arrangements to all or particular assets of the Company or any Series);

(f)                 the declaration and payment of distributions of Free Cash Flows or other assets to Members associated with a Series;

(g)                the election and removal of Officers of the Company or associated with any Series;

(h)                the appointment of the Asset Manager in accordance with the terms of this Agreement;

(i)                 the selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such Persons;

(j)                 the solicitation of proxies from holders of any Series of Interests issued on or after the date of this Agreement that entitles the holders thereof to vote on any matter submitted for consent or approval of Economic Members under this Agreement;

(k)                the maintenance of insurance for the benefit of the Company, any Series and the Indemnified Persons and the reinvestment by the Managing Member in its sole discretion, of any proceeds received by such Series from an insurance claim in a replacement Series Asset which is substantially similar to that which comprised the Series Asset prior to the event giving rise to such insurance payment;

(l)                 the formation of, or acquisition or disposition of an interest in, and the contribution of property and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity or arrangement;

(m)                the placement of any Free Cash Flow funds in deposit accounts in the name of a Series or of a custodian for the account of a Series, or to invest those Free Cash Flow funds in any other investments for the account of such Series, in each case pending the application of those Free Cash Flow funds in meeting liabilities of the Series or making distributions or other payments to the Members (as the case may be);

(n)                the control of any matters affecting the rights and obligations of the Company or any Series, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

(o)                the indemnification of any Person against liabilities and contingencies to the maximum extent permitted by law;

(p)                the giving of consent of or voting by the Company or any Series in respect of any securities that may be owned by the Company or such Series;

(q)                the waiver of any condition or other matter by the Company or any Series;

(r)                 the entering into of listing agreements with any National Securities Exchange or over-the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

(s)                 the issuance, sale or other disposition, and the purchase or other acquisition, of Interests or options, rights or warrants relating to Interests;

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(t)                  the registration of any offer, issuance, sale or resale of Interests or other securities or any Series issued or to be issued by the Company under the Securities Act and any other applicable securities laws (including any resale of Interests or other securities by Members or other security holders);

(u)                the execution and delivery of agreements with Affiliates of the Company or other Persons to render services to the Company or any Series;

(v)                the adoption, amendment and repeal of the Allocation Policy;

(w)               the selection of auditors for the Company and any Series;

(x)                the selection of any transfer agent or depositor for any securities of the Company or any Series, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions; and

(y)                unless otherwise provided in this Agreement or the Series Designation, the calling of a vote of the Economic Members as to any matter to be voted on by all Economic Members of the Company or if a particular Series, as applicable.

The authority and functions of the Managing Member, on the one hand, and of the Officers, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL in addition to the powers that now or hereafter can be granted to managers under the Delaware Act. No Economic Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or any Series or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company or any Series.

Section 5.2             Determinations by the Managing Member. In furtherance of the authority granted to the Managing Member pursuant to Section 5.1 of this Agreement, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Managing Member consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company and each Series and every holder of Interests:

(a)                the amount of Free Cash Flow of any Series for any period and the amount of assets at any time legally available for the payment of distributions on Interests of any Series;

(b)                the amount of paid in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged);

(c)                any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any Series;

(d)                the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by any Series or of any Interests;

(e)                the number of Interests within a Series;

(f)                 any matter relating to the acquisition, holding and disposition of any assets by any Series;

(g)                the evaluation of any competing interests among the Series and the resolution of any conflicts of interests among the Series;

(h)                each of the matters set forth in Section 5.1(a) through Section 5.1(y); or

(i)                  any other matter relating to the business and affairs of the Company or any Series or required or permitted by applicable law, this Agreement or otherwise to be determined by the Managing Member.

Section 5.3             Delegation. The Managing Member may delegate to any Person or Persons any of the powers and authority vested in it hereunder, and may engage such Person or Persons to provide administrative, compliance, technological and accounting services to the Company, on such terms and conditions as it may consider appropriate.

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Section 5.4             Advisory Board.

(a)                The Managing Member may, in its sole discretion, establish an “Advisory Board” comprised of members of the Managing Member’s expert network and external advisors. The Advisory Board will be available to provide guidance to the Managing Member on the strategy and progress of the Company. Additionally, the Advisory Board may: (i) be consulted with by the Managing Member in connection with the acquisition and disposal of a Series Asset, (ii) conduct an annual review of the Company’s acquisition policy, (iii) provide guidance with respect to, material conflicts arising or that are reasonably likely to arise with the Managing Member, on the one hand, and the Company, a Series or the Economic Members, on the other hand, or the Company or a Series, on the one hand, and another Series, on the other hand, (iv) approve any material transaction between the Company or a Series and the Managing Member or any of its Affiliates, another Series or an Economic Member (other than the purchase of Interest in such Series), and (v) provide guidance with respect to the insurance costs, security costs and maintenance costs specific to each individual Series Asset, and review fees, expenses, assets, revenues and availability of funds for distribution with respect to each Series on an annual basis.

(b)               If the Advisory Board determines that any member of the Advisory Board’s interests conflict to a material extent with the interests of a Series or the Company as a whole, such member of the Advisory Board shall be excluded from participating in any discussion of the matters to which that conflict relates and shall not participate in the provision of guidance to the Managing Member in respect of such matters, unless a majority of the other members of the Advisory Board determines otherwise.

(c)               The members of the Advisory Board shall not be entitled to compensation by the Company or any Series in connection with their role as members of the Advisory Board (including compensation for attendance at meetings of the Advisory Board), provided, however, the Company or any applicable Series shall reimburse a member of the Advisory Board for any out of pocket expenses or Operating Expenses actually incurred by it or any of its Affiliates on behalf of the Company or a Series when acting upon the Managing Members instructions or pursuant to a written agreement between the Company or a Series and such member of the Advisory Board or its Affiliates.

(d)               The members of the Advisory Board shall not be deemed managers or other persons with duties to the Company or any Series (under Sections 18-1101 or 18-1104 of the Delaware Act or under any other applicable law or in equity) and shall have no fiduciary duty to the Company or any Series. The Managing Member shall be entitled to rely upon, and shall be fully protected in relying upon, reports and information of the Advisory Board to the extent the Managing Member reasonably believes that such matters are within the professional or expert competence of the members of the Advisory Board, and shall be protected under Section 18-406 of the Delaware Act in relying thereon.

Section 5.5              Exculpation, Indemnification, Advances and Insurance.

(a)               Subject to other applicable provisions of this ARTICLE V including Section 5.7, the Indemnified Persons shall not be liable to the Company, any Series or the Members for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company or any Series, this Agreement or any investment made or held by the Company or any Series, including with respect to any acts or omissions made while serving at the request of the Company or on behalf of any Series as an officer, director, member, partner, fiduciary or trustee of another Person, other than such acts or omissions that have been determined in a final, non-appealable decision of a court of competent jurisdiction to constitute willful misconduct or gross negligence. The Indemnified Persons shall be indemnified by the Company and, to the extent Expenses and Liabilities are associated with any Series, each such Series, in each case, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, “Expenses and Liabilities”) arising from the performance of any of their duties or obligations in connection with their service to the Company or each such Series or this Agreement, or any investment made or held by the Company, each such Series, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such Person may hereafter be made party by reason of being or having been a manager of the Company or such Series under Delaware law, an Officer of the Company or associated with such Series, a member of the Advisory Board or an officer, director, member, partner, fiduciary or trustee of another Person, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Person’s willful misconduct or gross negligence. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company or any Series (including any indebtedness which the Company or any Series has assumed or taken subject to), and the Managing Member or the Officers are hereby authorized and empowered, on behalf of the Company or any Series, to enter into one or more indemnity agreements consistent with the provisions of this Section in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this paragraph that the Company and each applicable Series indemnify each Indemnified Person to the fullest extent permitted by law, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Person that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Persons willful misconduct or gross negligence.

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(b)               The provisions of this Agreement, to the extent they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity, including Section 5.7, are agreed by each Member to modify such duties and liabilities of the Indemnified Person to the maximum extent permitted by law.

(c)               Any indemnification under this Section (unless ordered by a court) shall be made by each applicable Series. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnified Person in connection therewith.

(d)                Any Indemnified Person may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under paragraph (a). The basis of such indemnification by a court shall be a determination by such court that indemnification of the Indemnified Person is proper in the circumstances because such Indemnified Person has met the applicable standards of conduct set forth in paragraph (a). Neither a contrary determination in the specific case under paragraph (c) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Indemnified Person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this paragraph shall be given to the Company promptly upon the filing of such application. If successful, in whole or in part, the Indemnified Person seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(e)                To the fullest extent permitted by law, expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may, at the option of the Managing Member, be paid by each applicable Series in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by each such Series as authorized in this Section.

(f)                The indemnification and advancement of expenses provided by or granted pursuant to this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement (including without limitation any Series Designation), vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the persons specified in paragraph (a) shall be made to the fullest extent permitted by law. The provisions of this Section shall not be deemed to preclude the indemnification of any Person who is not specified in paragraph (a) but whom the Company or an applicable Series has the power or obligation to indemnify under the provisions of the Delaware Act.

(g)               The Company and any Series may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Persons status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section.

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(h)               The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, inure to the benefit of the heirs, executors and administrators of any Person entitled to indemnification under this Section.

(i)                 The Company and any Series may, to the extent authorized from time to time by the Managing Member, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company or such Series.

(j)                 If this Section or any portion of this Section shall be invalidated on any ground by a court of competent jurisdiction each applicable Series shall nevertheless indemnify each Indemnified Person as to expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(k)               Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel, accountants, and other experts, and any act or omission by such Person on behalf of the Company or any Series in furtherance of the interests of the Company or such Series in good faith in reliance upon, and in accordance with, the advice of such legal counsel, accountants or other experts will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions; provided that such legal counsel, accountants, or other experts were selected with reasonable care by or on behalf of such Indemnified Person.

(l)                 An Indemnified Person shall not be denied indemnification in whole or in part under this Section because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m)              Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company or any Series (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section, to the maximum extent permitted by law.

(n)               The Managing Member shall, in the performance of its duties, be fully protected in relying in good faith upon the records of the Company and any Series and on such information, opinions, reports or statements presented to the Company by any of the Officers or employees of the Company or associated with any Series, or by any other Person as to matters the Managing Member reasonably believes are within such other Persons professional or expert competence (including, without limitation, the Advisory Board).

(o)               Any amendment, modification or repeal of this Section or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any indemnitee under this Section as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an indemnitee hereunder prior to such amendment, modification or repeal.

Section 5.6             Duties of Officers.

(a)                Except as set forth in Sections 5.5 and 5.7, as otherwise expressly provided in this Agreement or required by the Delaware Act, (i) the duties and obligations owed to the Company by the Officers shall be the same as the duties and obligations owed to a corporation organized under DGCL by its officers, and (ii) the duties and obligations owed to the Members by the Officers shall be the same as the duties and obligations owed to the stockholders of a corporation under the DGCL by its officers.

(b)               The Managing Member shall have the right to exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it thereunder either directly or by or through the duly authorized Officers of the Company or associated with a Series, and the Managing Member shall not be responsible for the misconduct or negligence on the part of any such Officer duly appointed or duly authorized by the Managing Member in good faith.

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Section 5.7             Standards of Conduct and Modification of Duties of the Managing Member. Notwithstanding anything to the contrary herein or under any applicable law, including, without limitation, Section 18-1101(c) of the Delaware Act, the Managing Member, in exercising its rights hereunder in its capacity as the managing member of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series or any Economic Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Delaware Act or under any other applicable law or in equity. The Managing Member shall not have any duty (including any fiduciary duty) to the Company, any Series, the Economic Members or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. This Section shall not in any way reduce or otherwise limit the specific obligations of the Managing Member expressly provided in this Agreement or in any other agreement with the Company or any Series.

Section 5.8             Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company or any Series shall be entitled to assume that the Managing Member and any Officer of the Company or any Series has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company or such Series and to enter into any contracts on behalf of the Company or such Series, and such Person shall be entitled to deal with the Managing Member or any Officer as if it were the Company’s or such Series sole party in interest, both legally and beneficially. Each Economic Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing Member or any Officer in connection with any such dealing. In no event shall any Person dealing with the Managing Member or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Managing Member or any Officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement were in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or any Series and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or the applicable Series.

Section 5.9             Certain Conflicts of Interest. The resolution of any Conflict of Interest approved by the Advisory Board shall be conclusively deemed to be fair and reasonable to the Company and the Members and not a breach of any duty hereunder at law, in equity or otherwise.

Section 5.10           Appointment of the Asset Manager. The Managing Member exercises ultimate authority over the Series Assets. Pursuant to Section 5.3, the Managing Member has the right to delegate its responsibilities under this Agreement in respect of the management of the Series Assets. The Managing Member may either act as the Asset Manager or may appoint the Asset Manager to manage the Series Assets on a discretionary basis, and to exercise, to the exclusion of the Managing Member (but under the supervision and authority of the Managing Member), all the powers, rights and discretions conferred on the Managing Member in respect of the Series Assets and, the Managing Member on behalf of each Series, will enter into an Asset Management Agreement pursuant to which the Asset Manager is formally appointed to manage the Series Assets. The consideration payable to the Asset Manager for managing the Series Assets will be the Management Fee.

ARTICLE VI - FEES AND EXPENSES

Section 6.1             Cost to acquire the Series Asset; Brokerage Fee; Offering Expenses; Acquisition Expenses; Sourcing Fee. The following fees, costs and expenses in connection with any Initial Offering and the sourcing and acquisition of a Series Asset shall be borne by the relevant Series (except in the case of an unsuccessful Initial or Subsequent Offering in which case all Abort Costs shall be borne by the Managing Member, and except to the extent assumed by the Managing Member in writing):

(a)               Cost to acquire the Series Asset;

(b)               Brokerage Fee;

(c)               Offering Expenses

(d)               Acquisition Expenses; and

(e)               Sourcing Fee.

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Section 6.2             Operating Expenses; Dissolution Fees. Each Series shall be responsible for its Operating Expenses, all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with Section 6.4.

Section 6.3             Excess Operating Expenses; Further Issuance of Interests; Operating Expenses Reimbursement Obligation(s).

(a)               If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its Operating Expenses, the Managing Member may:

(i)              issue additional Interests in such Series in accordance with Section 3.4. Economic Members shall be notified in writing at least 10 Business Days in advance of any proposal by the Managing Member to issue additional Interests pursuant to this Section; and/or

(ii)             pay such excess Operating Expenses and not seek reimbursement; and/or

(iii)            enter into an agreement pursuant to which the Managing Member loans to the Company an amount equal to the remaining excess Operating Expenses (the Operating Expenses Reimbursement Obligation(s)). The Managing Member, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such purpose in accordance with ARTICLE VII.

Section 6.4             Allocation of Expenses. Any Brokerage Fee, Offering Expenses, Acquisition Expenses, Sourcing Fee and Operating Expenses shall be allocated by the Managing Member in accordance with the Allocation Policy.

Section 6.5             Overhead of the Managing Member. The Managing Member shall pay and the Economic Members shall not bear the cost of: (i) any annual administration fee to the Broker or such other amount as is agreed between the Broker and the Managing Member from time to time, (ii) all of the ordinary overhead and administrative expenses of the Managing Member including, without limitation, all costs and expenses on account of rent, utilities, insurance, office supplies, office equipment, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, travel, entertainment, salaries and bonuses, but excluding any Operating Expenses, (iii) any Abort Costs, and (iv) such other amounts in respect of any Series as it shall agree in writing or as is explicitly set forth in any Offering Document.

ARTICLE VII – DISTRIBUTIONS

Section 7.1             Application of Cash. Subject to Section 7.3, ARTICLE XI and any Interest Designation, any Free Cash Flows of each Series after (i) repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations including any accrued interest as there may be and (ii) the creation of such reserves as the Managing Member deems necessary, in its sole discretion, to meet future Operating Expenses, shall be applied and distributed: (i) 50% by way of distribution to the Members of such Series, net of corporate income taxes owed by such Series (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member or its Affiliates), and (ii) 50% to the Asset Manager in payment of the Management Fee, except to the extent waived by the Asset Manager, in its sole discretion.

Section 7.2             Application of Amounts upon the Liquidation of a Series. Subject to Section 7.3 and ARTICLE XI and any Interest Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed 100% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates).

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Section 7.3             Timing of Distributions.

(a)                Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Managing Member shall pay distributions to the Members associated with such Series pursuant to Section 7.1 and may make semi-annual distributions, at such times as the Managing Member shall reasonably determine, and pursuant to Section 7.2, as soon as reasonably practicable after the relevant amounts have been received by the Series; provided that, the Managing Member shall not be obliged to make any distribution pursuant to this Section (i) unless there are sufficient amounts available for such distribution, or (ii) which, in the reasonable opinion of the Managing Member, would or might leave the Company or such Series with insufficient funds to meet any future contemplated obligations or contingencies including to meet any Operating Expenses and outstanding Operating Expenses Reimbursement Obligations (and the Managing Member is hereby authorized to retain any amounts within the Company to create a reserve to meet any such obligations or contingencies), or which otherwise may result in the Company or such Series having unreasonably small capital for the Company or such Series to continue its business as a going concern. Subject to the terms of any Series Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the applicable Series), distributions shall be paid to the holders of the Interests of a Series on an equal per Interest basis as of the Record Date selected by the Managing Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in any Series if such distribution would violate the Delaware Act or other applicable law.

(b)                Notwithstanding Section 7.2 and Section 7.3(a), in the event of the termination and liquidation of a Series, all distributions shall be made in accordance with, and subject to the terms and conditions of, ARTICLE XI.

(c)                Each distribution in respect of any Interests of a Series shall be paid by the Company, directly or through any other Person or agent, only to the Record Holder of such Interests as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company’s and such Series liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 7.4              Distributions in kind. Distributions in kind of the entire or part of a Series Asset to Members are prohibited.

ARTICLE VIII - BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1             Records and Accounting.

(a)                The Managing Member shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Managing Member appropriate books and records with respect to the business of the Company and each Series, including all books and records necessary to provide to the Economic Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company or any Series in the regular course of its business, including the record of the Members, books of account and records of Company or Series proceedings, may be kept in such electronic form as may be determined by the Managing Member; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement.

(b)                Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Member’s Interest as a member of the Company (as reasonably determined by the Managing Member) to such information pertaining to the Company as a whole and to each Series in which such Member has an Interest, as provided in Section 18-305 of the Delaware Act; provided, that prior to such Member having the ability to access such information, the Managing Member shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Managing Member. For the avoidance of doubt, except as may be required pursuant to Article X, a Member shall only have access to the information (including any Series Designation) referenced with respect to any Series in which such Member has an Interest and not to any Series in which such Member does not have an Interest.

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(c)                Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member shall use its commercially reasonable efforts to circulate to each Economic Member electronically by e-mail or made available via an online platform:

(i)                 a financial statement of such Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

(ii)                confirmation of the number of Interests in each Series Outstanding as of the end of the most recent fiscal year;

provided, that notwithstanding the foregoing, if the Company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with this Section 8.1(c) and no further or earlier financial reports shall be required to be provided to the Economic Members of the applicable Series with such reporting requirement.

Section 8.2             Fiscal Year. Unless otherwise provided in a Series Designation, the fiscal year for tax and financial reporting purposes of each Series shall be a calendar year ending December 31 unless otherwise required by the Code. The fiscal year for financial reporting purposes of the Company shall be a calendar year ending December 31.

ARTICLE IX - TAX MATTERS

The Company intends for it and each Series to be taxed as a partnership or a disregarded entity for federal income tax purposes and will not make any election or take any action that could cause it to be treated as an association taxable as a corporation under Subchapter C of the Code.

Section 9.1             Appointment. The Chief Executive Officer of the Company or the Manager is hereby appointed as the “tax matters partner” (as defined in Code Section 6231 prior to its amendment by the Bipartisan Budget Act of 2015 (“BBA”)) (the “Tax Matters Member”) and the “partnership representative” (the “Partnership Representative”) as provided in Code Section 6223(a) (as amended by the BBA). The Tax Matters Member or Partnership Representative may resign at any time. The Tax Matters Member or Partnership Representative may be removed at any time by the Manager. Upon resignation, death, or removal of the Tax Matters Member or Partnership Representative, the Manager will select the successor Tax Matters Member or Partnership Representative.

Section 9.2             Tax Examinations and Audits. The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by any taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Tax Matters Member or Partnership Representative, which authorization may be withheld by the Tax Matters Member or Partnership Representative in its sole discretion. The Tax Matters Member or Partnership Representative has sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

Section 9.3             Income Tax Elections. Except as otherwise provided herein, each of the Tax Matters Member and Partnership Representative has the sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company, including (1) the election out of the partnership audit procedures enacted under Section 1101 of the BBA (the “BBA Procedures”) for tax years beginning on or after January 1, 2019 pursuant to Code Section 6221(b) (as amended by the BBA); and (2) for any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, the election of the alternative procedure under Code Section 6226, as amended by Section 1101 of the BBA.

Section 9.4             Tax Returns. Each Member agrees that such Member will not treat any Company item inconsistently on such Member’s federal, state, foreign or other income tax return with the treatment of the item on the Company’s return.

Section 9.5             Survival of Obligations. The obligations of each Member or former Member under this Section survive the transfer or redemption by such Member of its Interests and the termination of this Agreement or dissolution of the Company (or any Series with which a Member was associated). Each Member acknowledges and agrees that, notwithstanding the transfer or redemption of all or a portion of its Interest in the Company or any Series, it may remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company’s taxable years (or portions thereof) prior to such transfer or redemption.

ARTICLE X - REMOVAL OF THE MANAGING MEMBER

Economic Members of the Company acting by way of a Super Majority Vote may elect to remove the Managing Member at any time if the Managing Member is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series or the Company and which has a material adverse effect the Company. The Managing Member shall call a meeting of all of the Economic Members of the Company within 30 calendar days of such final non-appealable judgment of a court of competent jurisdiction, at which the Economic Members may (i) by Super Majority Vote, remove the Managing Member of the Company and each relevant Series in accordance with this ARTICLE X and (ii) if the Managing Member is so removed, by a plurality, appoint a replacement Managing Member or the liquidation and dissolution and termination the Company and each of the Series in accordance with ARTICLE XI. If the Managing Member fails to call a meeting as required by this Article X, then any Economic Member shall have the ability to demand a list of all Record Holders of the Company pursuant to Section 8.1(b) and to call a meeting at which such a vote shall be taken. In the event of its removal, the Managing Member shall be entitled to receive all amounts that have accrued and are then currently due and payable to it pursuant to this Agreement but shall forfeit its right to any future distributions. If the Managing Member of a Series and the Asset Manager of a Series shall be the same Person or controlled Affiliates, then the Managing Members appointment as Asset Manager of such Series shall concurrently automatically terminate. Prior to its admission as a Managing Member of any Series, any replacement Managing Member shall acquire the Interests held by the departing Managing Member in such Series for fair market value and in cash immediately payable on the Transfer of such Interests and appoint a replacement Asset Manager on the same terms and conditions set forth herein and in the Asset Management Agreement. For the avoidance of doubt, if the Managing Member is removed as Managing Member of the Company it shall also cease to be Managing Member of each of the Series.

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ARTICLE XI - DISSOLUTION, TERMINATION AND LIQUIDATION

Section 11.1          Dissolution and Termination.

(a)               The Company shall not be dissolved by the admission of Substitute Economic Members or Additional Economic Members or the withdrawal of a transferring Member following a Transfer associated with any Series. The Company shall dissolve, and its affairs shall be wound up, upon:

(i)                 an election to dissolve the Company by the Managing Member;

(ii)              the sale, exchange or other disposition of all or substantially all of the assets and properties of all Series (which shall include the obsolesce of the Series Assets) and the subsequent election to dissolve the Company by the Managing Member;

(iii)            the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act;

(iv)             at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Delaware Act; or

(v)              a vote by the Economic Members to dissolve the Company following the for-cause removal of the Managing Member in accordance with ARTICLE X.

(b)               A Series shall not be terminated by the admission of Substitute Economic Members or Additional Economic Members or the withdrawal of a transferring Member following a Transfer associated with any Series. Unless otherwise provided in the Series Designation, a Series shall terminate, and its affairs shall be wound up, upon:

(i)                 the dissolution of the Company pursuant to Section 11.1(a);

(ii)              the sale, exchange or other disposition of all or substantially all of the assets and properties of such Series (which shall include the obsolesce of the Series Asset) and the subsequent election to dissolve the Company by the Managing Member. The termination of the Series pursuant to this sub-paragraph shall not require the consent of the Economic Members;

(iii)            an event set forth as an event of termination of such Series in the Series Designation establishing such Series;

(iv)             an election to terminate the Series by the Managing Member; or

(v)               at any time that there are no Members of such Series, unless the business of such Series is continued in accordance with the Delaware Act.

(c)               The dissolution of the Company or any Series pursuant to Section 18-801(a)(3) of the Delaware Act shall be strictly prohibited.

Section 11.2        Liquidator. Upon dissolution of the Company or termination of any Series, the Managing Member shall select one or more Persons (which may be the Managing Member) to act as Liquidator.

In the case of a dissolution of the Company, (i) the Liquidator shall be entitled to receive compensation for its services as Liquidator; (ii) the Liquidator shall agree not to resign at any time without 15 days prior notice to the Managing Member and may be removed at any time by the Managing Member; (iii) upon dissolution, death, incapacity, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days be appointed by the Managing Member. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this ARTICLE XI, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing Member under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein. In the case of a termination of a Series, other than in connection with a dissolution of the Company, the Managing Member shall act as Liquidator.

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Section 11.3        Liquidation of a Series. In connection with the liquidation of a Series, whether as a result of the dissolution of the Company or the termination of such Series, the Liquidator shall proceed to dispose of the assets of such Series, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Sections 18-215 and 18-804 of the Delaware Act, the terms of any Series Designation and the following:

(a)               Subject to Section 11.3(c), the assets may be disposed of by public or private sale on such terms as the Liquidator may determine. The Liquidator may defer liquidation for a reasonable time if it determines that an immediate sale or distribution of all or some of the assets would be impractical or would cause undue loss to the Members associated with such Series.

(b)               Liabilities of each Series include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 11.2) as well as any outstanding Operating Expenses Reimbursement Obligations and any other amounts owed to Members associated with such Series otherwise than in respect of their distribution rights under ARTICLE VII. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of Free Cash Flows or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds.

(c)               Subject to the terms of any Series Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the applicable Series), all property and all Free Cash Flows in excess of that required to discharge liabilities as provided in Section 11.3(b) shall be distributed to the holders of the Interests of the Series on an equal per Interest basis.

Section 11.4        Cancellation of Certificate of Formation. In the case of a dissolution of the Company, upon the completion of the distribution of all Free Cash Flows and property in connection the termination of all Series (other than the reservation of amounts for payments in respect of the satisfaction of liabilities of the Company or any Series), the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken by the Liquidator or the Managing Member, as applicable.

Section 11.5        Return of Contributions. None of any Member, the Managing Member or any Officer of the Company or associated with any Series or any of their respective Affiliates, officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors will be personally liable for, or have any obligation to contribute or loan any monies or property to the Company or any Series to enable it to effectuate, the return of the Capital Contributions of the Economic Members associated with a Series, or any portion thereof, it being expressly understood that any such return shall be made solely from Series Assets.

Section 11.6        Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company or Series Assets.

ARTICLE XII - AMENDMENT OF AGREEMENT, SERIES DESIGNATION

Section 12.1        General. Except as provided in Section 12.2, the Managing Member may amend any of the terms of this Agreement or any Series Designation as it determines in its sole discretion and without the consent of any of the Economic Members. Without limiting the foregoing, the Managing Member, without the approval of any Economic Member, may amend any provision of this Agreement or any Series Designation, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)               a change that the Managing Member determines to be necessary or appropriate in connection with any action taken or to be taken by the Managing Member pursuant to the authority granted in ARTICLE V hereof;

(b)               a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(c)               the admission, substitution, withdrawal or removal of Members in accordance with this Agreement, any Series Designation;

(d)               a change that the Managing Member determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that each Series will continue to be taxed as an entity for U.S. federal income tax purposes;

(e)               a change that the Managing Member determines to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act);

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(f)                a change that the Managing Member determines to be necessary, desirable or appropriate to facilitate the trading of the Interests (including, without limitation, the division of any class or classes or series of Outstanding Interests into different classes or Series to facilitate uniformity of tax consequences within such classes or Series) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Managing Member deems to be in the best interests of the Company and the Members;

(g)               a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or any Series Designation or is otherwise contemplated by this Agreement or any Series Designation;

(h)               a change in the fiscal year or taxable year of the Company or any Series and any other changes that the Managing Member determines to be necessary or appropriate;

(i)                 an amendment that the Managing Member determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Managing Member, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(j)                 an amendment that the Managing Member determines to be necessary or appropriate in connection with the establishment or creation of additional Series pursuant to Section 3.3 or the authorization, establishment, creation or issuance of any class or series of Interests of any Series pursuant to Section 3.4 and the admission of Additional Economic Members;

(k)               any other amendment other than an amendment expressly requiring consent of the Economic Members as set forth in Section 12.2; and

(l)                 any other amendments substantially similar to the foregoing.

Section 12.2        Certain Amendment Requirements. Notwithstanding the provisions of Section 12.1, no amendment to this Agreement shall be made without the consent of the Economic Members holding of a majority of the Outstanding Interests, that:

(a)               decreases the percentage of Outstanding Interests required to take any action hereunder;

(b)               materially adversely affects the rights of any of the Economic Members (including adversely affecting the holders of any particular Series of Interests as compared to holders of other series of Interests);

(c)               modifies Section 11.1(a) or gives any Person the right to dissolve the Company; or

(d)               modifies the term of the Company.

Section 12.3        Amendment Approval Process. If the Managing Member desires to amend any provision of this Agreement or any Series Designation, other than as permitted by Section 12.1, then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and then call a meeting of the Members entitled to vote in respect thereof for the consideration of such amendment. Amendments to this Agreement or any Series Designation may be proposed only by or with the consent of the Managing Member. Such meeting shall be called and held upon notice in accordance with ARTICLE XIII of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the Managing Member shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment. A proposed amendment shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of all Series then Outstanding, voting together as a single class, unless a greater percentage is required under this Agreement or by Delaware law. The Company shall deliver to each Member prompt notice of the adoption of every amendment made to this Agreement or any Series Designation pursuant to this ARTICLE XII.

ARTICLE XIII - MEMBER MEETINGS

Section 13.1        Meetings. The Company shall not be required to hold an annual meeting of the Members. The Managing Member may, whenever it thinks fit, convene meetings of the Company or any Series. The non-receipt by any Member of a notice convening a meeting shall not invalidate the proceedings at that meeting.

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Section 13.2        Quorum. No business shall be transacted at any meeting unless a quorum of Members is present at the time when the meeting proceeds to business; in respect of meetings of the Company, Members holding 50% of Interests, and in respect of meetings of any Series, Members holding 50% of Interests in such Series, present in person or by proxy shall be a quorum. In the event a meeting is not quorate, the Managing Member may adjourn or cancel the meeting, as it determines in its sole discretion.

Section 13.3        Chairman. Any designee of the Managing Member shall preside as chairman of any meeting of the Company or any Series.

Section 13.4        Voting Rights. Subject to the provisions of any class or series of Interests of any Series then Outstanding, the Members shall be entitled to vote only on those matters provided for under the terms of this Agreement.

Section 13.5        Extraordinary Actions. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of Interests entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 13.6        Managing Member Approval. Other than as provided for in ARTICLE X, the submission of any action of the Company or a Series to Members for their consideration shall first be approved by the Managing Member.

Section 13.7        Action By Members without a Meeting. Any Series Designation may provide that any action required or permitted to be taken by the holders of the Interests to which such Series Designation relates may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be.

Section 13.8        Managing Member. Unless otherwise expressly provided in this Agreement, the Managing Member or any of its Affiliates who hold any Interests shall not be entitled to vote in its capacity as holder of such Interests on matters submitted to the Members for approval, and no such Interests shall be deemed Outstanding for purposes of any such vote.

ARTICLE XIV – CONFIDENTIALITY

Section 14.1        Confidentiality Obligations. All information contained in the accounts and reports prepared in accordance with ARTICLE VIII and any other information disclosed to an Economic Member under or in connection with this Agreement is confidential and non-public and each Economic Member undertakes to treat that information as confidential information and to hold that information in confidence. No Economic Member shall, and each Economic Member shall ensure that every Person connected with or associated with that Economic Member shall not, disclose to any Person or use to the detriment of the Company, any Series, any Economic Member or any Series Assets any confidential information which may have come to its knowledge concerning the affairs of the Company, any Series, any Economic Member, any Series Assets or any potential Series Assets, and each Economic Member shall use any such confidential information exclusively for the purposes of monitoring and evaluating its investment in the Company. This Section 14.1 is subject to Section 14.2 and Section 14.3.

Section 14.2         Exempted information. The obligations set out in Section 14.1 shall not apply to any information which:

(a)               is public knowledge and readily publicly accessible as of the date of such disclosure;

(b)               becomes public knowledge and readily publicly accessible, other than as a result of a breach of this ARTICLE XIV; or

(c)               has been publicly filed with the U.S. Securities and Exchange Commission.

Section 14.3        Permitted Disclosures. The restrictions on disclosing confidential information set out in Section 14.1 shall not apply to the disclosure of confidential information by an Economic Member:

(a)               to any Person, with the prior written consent of the Managing Member (which may be given or withheld in the Managing Members sole discretion);

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(b)               if required by law, rule or regulation applicable to the Economic Member (including without limitation disclosure of the tax treatment or consequences thereof), or by any Governmental Entity having jurisdiction over the Economic Member, or if requested by any Governmental Entity having jurisdiction over the Economic Member, but in each case only if the Economic Member (unless restricted by any relevant law or Governmental Entity): (i) provides the Managing Member with reasonable advance notice of any such required disclosure; (ii) consults with the Managing Member prior to making any disclosure, including in respect of the reasons for and content of the required disclosure; and (iii) takes all reasonable steps permitted by law that are requested by the Managing Member to prevent the disclosure of confidential information (including (a) using reasonable endeavors to oppose and prevent the requested disclosure and (b) returning to the Managing Member any confidential information held by the Economic Member or any Person to whom the Economic Member has disclosed that confidential information in accordance with this Section); or

(c)               to its trustees, officers, directors, employees, legal advisers, accountants, investment managers, investment advisers and other professional consultants who would customarily have access to such information in the normal course of performing their duties, but subject to the condition that each such Person is bound either by professional duties of confidentiality or by an obligation of confidentiality in respect of the use and dissemination of the information no less onerous than this ARTICLE XIV.

ARTICLE XV - GENERAL PROVISIONS

Section 15.1        Addresses and Notices.

(a)               Any notice to be served in connection with this Agreement shall be served in writing (which, for the avoidance of doubt, shall include e-mail) and any notice or other correspondence under or in connection with this Agreement shall be delivered to the relevant party at the address given in this Agreement (or, in the case of an Economic Member, in its Form of Adherence) or to such other address as may be notified in writing for the purposes of this Agreement to the party serving the document and that appears in the books and records of the relevant Series. The Company intends to make transmissions by electronic means to ensure prompt receipt and may also publish notices or reports on a secure electronic application to which all Members have access and any such publication shall constitute a valid method of serving notices under this Agreement.

(b)               Any notice or correspondence shall be deemed to have been served as follows:

(i)                 in the case of hand delivery, on the date of delivery if delivered before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following delivery;

(ii)              in the case of service by U.S. registered mail, on the third Business Day after the day on which it was posted;

(iii)            in the case of email (subject to oral or electronic confirmation of receipt of the email in its entirety), on the date of transmission if transmitted before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following transmission; and

(iv)             in the case of notices published on an electronic application, on the date of publication if published before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following publication.

(c)               In proving service (other than service by e-mail), it shall be sufficient to prove that the notice or correspondence was properly addressed and left at or posted by registered mail to the place to which it was so addressed.

(d)               Any notice to the Company (including any Series) shall be deemed given if received by any member of the Managing Member at the principal office of the Company designated pursuant to Section 2.3. The Managing Member and the Officers may rely and shall be protected in relying on any notice or other document from an Economic Member or other Person if believed by it to be genuine.\

Section 15.2        Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.3        Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

33

Section 15.4        Integration. This Agreement, together with the applicable Form of Adherence and Asset Management Agreement and any applicable Series Designation, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto and supersedes and replaces in its entirety the Original Agreement.

Section 15.5        Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 15.6        Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 15.7        Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto (which signature may be provided electronically) or, in the case of a Person acquiring an Interest, upon acceptance of its Form of Adherence.

Section 15.8        Applicable Law and Jurisdiction.

(a)               This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware. Non-contractual obligations (if any) arising out of or in connection with this Agreement (including its formation) shall also be governed by the laws of the State of Delaware. The rights and liabilities of the Members in the Company and each Series and as between them shall be determined pursuant to the Delaware Act and this Agreement. To the extent the rights or obligations of any Member are different by reason of any provision of this Agreement than they would otherwise be under the Delaware Act in the absence of any such provision, or even if this Agreement is inconsistent with the Delaware Act, this Agreement shall control, except to the extent the Delaware Act prohibits any particular provision of the Delaware Act to be waived or modified by the Members, in which event any contrary provisions hereof shall be valid to the maximum extent permitted under the Delaware Act.

(b)               Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby shall be brought in Chancery Court in the State of Delaware and each Member hereby consents to the exclusive jurisdiction of the Chancery Court in the State of Delaware (and of the appropriate appellate courts therefrom) in any suit, action or proceeding, and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum; provided, that if the Chancery Court in the State of Delaware shall not have jurisdiction over such matter, then such suit, action or proceeding may be brought in other federal or state courts located in the State of Delaware. Each Member hereby waives the right to commence an action, suit or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby or thereby in any court outside of the Chancery Court in the State of Delaware. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to Section 11.1 will be deemed effective service of process on such party.

(c)               EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS.

Section 15.9        Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.10     Consent of Members. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

34

Section 15.11      Authorizing Resolutions; Creation of the Series. The Managing Member hereby, simultaneously with the execution of this Agreement, adopts the following unanimous resolution:

(a)               The Managing Member hereby authorizes the creation of the following Series of the Company pursuant to Section 3.3 of this Agreement (individually and collectively referred to herein as the “Initial Series”):

(i)       Series #RUTHGEHRIGBALL;

(ii)      Series #CURRYBASKET;

(iii)      Series #LEBRONROOKIE;

(iv)      Series #KAWHIBASKET;

(v)     Series #MANTLEMINT1953;

(vi)    Series #JORDANPSA10;

(vii)   Series #COBBMINTE98;

(viii)  Series #LUKAROOKIE;

(ix)    Series #MAHOMESROOKIE;

(x)    Series #MAGICBIRDDRJ;

(xi)	Series #JackieRobinsonAutoBat;

(xii)	Series #Unitas1965Jersey;

(xiii)	Series #AliWBCBelt;

(xiv)	Series #ChamberlainHSUNIFORM;

(xv)	Series #AlcindorUCLAJACKET;

(xvi)	Series #TroutGlove;

(xvii)	Series #55JackieRobinsonPSA10;

(xviii)	Series #MookieBettsGlove;

(xix)	Series #LeBronBlackRefractor;

(xx)	Series #LamarJacksonBasket;

(xxi)	Series #GiannisRPA;

(xxii)	Series #BradyRookie;

(xxiii)	Series #1986WAX;

(xxiv)	Series #Seaver1971PSA10;

(xxv)	Series #gretzkyopeechee1979;

(xxvi)	Series #zionrpaBGS9;

(xxvii)	Series #banks1954psa9;

(xxviii)	Series #mantle1952bowmanpsa8;

(xxix)	Series #koufax1955psa8.5;

(xxx)	Series #rantchromerefractorpsa10; and

(xxxi)	Series #Giannisimmaculate

(b)               The Series Designations attached hereto as Exhibits 1 – 32 are hereby approved and adopted by the Managing Member of the Company.

(c)                The Managing Member hereby authorizes and empowers Jason Epstein and Ezra Levine (each an “Authorized Representative”), each acting alone as an authorized signatory of the Company to take all such steps and to perform all such acts on behalf of the Company or the Series, as applicable, as may be necessary or required of such Authorized Representative to acquire the Series Assets, as set forth in the applicable Series Designation hereto for the applicable Initial Series, on behalf of each Initial Series, the offering of membership interests each of the Initial Series, execution and delivery of and all other offering documents, and such other documents as are contemplated in connection with the creation of the Initial Series, acquisition of the Series Assets for each Initial Series and offering of membership interests in each Initial Series.

(d)               All such actions heretofore taken and all documentation heretofore executed and/or delivered by the Company or an Initial Series, by and through any of the Authorized Representatives, or their designees, in furtherance of the foregoing, are ratified, adopted, approved and confirmed and declared to be binding and enforceable obligations of the Company or the Initial Series, as applicable, in accordance with the respective terms and provisions thereof.

[Remainder of page intentionally left blank]

35

Signature Page

to

Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGING MEMBER OF		MANAGING MEMBER OF SERIES
THE COMPANY:		#CURRYBASKET:

CS Assets Manager, LLC, a Delaware limited		CS Assets Manager, LLC, a Delaware limited
liability company		liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#RUTHGEHRHIGBALL:		#LEBRONROOKIE:

CS Assets Manager, LLC, a Delaware limited		CS Assets Manager, LLC, a Delaware limited
liability company		liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#COBBMINTE98:		#KAWHIBASKET:

CS Assets Manager, LLC, a Delaware limited		CS Assets Manager, LLC, a Delaware limited
liability company		liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#MANTLEMINT1953:		#JORDANPSA10

CS Assets Manager, LLC, a Delaware limited		CS Assets Manager, LLC, a Delaware limited
liability company		liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

36

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#LUKA ROOKIE:		#MAHOMES ROOKIE:

CS Asset Manager, LLC, a Delaware limited		CS Asset Manager, LLC, a Delaware limited
liability company		liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#MAGICBIRDDRJ:		#JackieRobinsonAutoBat:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#Unitas1965Jersey:		#AliWBCBelt:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#ChamberlainHSUNIFORM:		#AlcindorUCLAJACKET:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#TroutGlove:		#55JackieRobinsonPSA10:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#MookieBettsGlove:		#LeBronBlackRefractor:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

37

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
##LamarJacksonBasket:		#GiannisRPA:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#BradyRookie:		#1986WAX:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES
#SEAVER1971PSA10:

By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO

38

MANAGING MEMBER OF SERIES
#GretzkyOpeechee1979:

By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#ZionRPABGS9:		#banks1954psa9:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#mantle1952bowmanpsa8:		#koufax1955psa8.5:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

MANAGING MEMBER OF SERIES		MANAGING MEMBER OF SERIES
#durantchromerefractorpsa10:		#Giannisimmaculate:

By: CS Asset Manager, LLC, a Delaware limited liability company		By: CS Asset Manager, LLC, a Delaware limited liability company

By:	/s/ Ezra Levine	By:	/s/ Ezra Levine
Name:	Ezra Levine	Name:	Ezra Levine
Title:	CEO	Title:	CEO

39

Exhibit 1 – Series Designation for Series #RUTHGEHRIGBALL

Exhibit 1

Series Designation of #RUTHGEHRIGBALL,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#RUTHGEHRIGBALL, a series of Collectable Sports Assets, LLC, a Delaware limited liability company.

Effective Date of Establishment	February 20, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #RUTHGEHRIGBALL with effect from the effective date hereof and shall continue to act as the Managing Member of #RUTHGEHRIGBALL until dissolution of #RUTHGEHRIGBALL pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or Article X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company.

Series Asset	The Series Assets of #RUTHGEHRIGBALL shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #RUTHGEHRIGBALL through that certain Consignment Agreement dated as of July 7, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #RUTHGEHRIGBALL from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #RUTHGEHRIGBALL Interests the Company can issue may not exceed the purchase price, in the aggregate, of $100,000.00.

40

Number of #RUTHGEHRIGBALL Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #RUTHGEHRIGBALL Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #RUTHGEHRIGBALL sold at the Initial Offering of the #RUTHGEHRIGBALL Interests (excluding the #RUTHGEHRIGBALL Interests acquired by any Person other than Investor Members).

Other rights	Holders of #RUTHGEHRIGBALL Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #RUTHGEHRIGBALL Interests.

Officers	There shall initially be no specific officers associated with #RUTHGEHRIGBALL, although, the Managing Member may appoint Officers of #RUTHGEHRIGBALL from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

41

Schedule 1

· The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 1930’s dual signed baseball by Babe Ruth & Lou Gehrig, the specifications of which are set forth below.

Asset Description

Overview and authentication

· The official major league baseball is signed by Babe Ruth and Lou Gehrig at the peak of their fame when they formed a dynamic duo as part of the New York Yankees legendary Murderers’ Row.

· Because Ruth followed Gehrig in the Yankees lineup, and both were two of the fiercest sluggers in history, their legends are forever intertwined. A baseball signed by both players is highly collectible.

· The official National League baseball dates to 1933 because reference guides indicate that it was manufactured from 1926 through 1933 and it bears a stamp on the side of William Bramham, the Minor League President starting in 1933.

· The underlying asset has been authenticated by PSA/DNA (certification number: AH05008) and Beckett Authentication (A17335), two leading authentication companies.

Notable Features:

· Ruth and Gehrig autographs in tandem on the same ball are relatively rare because Gehrig, due to shyness, was a much less common signer than Ruth.

· Both authentication companies gave the ball high numerical grades on scales of one to ten. PSA/DNA gave the overall ball’s condition and the strength of the autographs a combined 7.5 (the equivalent of a near mint plus). Beckett graded the Ruth an 8 (near mint/mint) and the Gehrig 7 (near mint). Due to the tendency of vintage autographs to fade and balls to show handling, these are exceptionally high grades.

· The Underlying Asset retails all the original manufacturer’s sharp stamping indicating it was the best ball money could buy at the time because it was used at the highest level of professional baseball.

· The Underlying Asset includes the original box containing the ball, a rare and desirable addition. These boxes were usually thrown away.

Notable Defects:

The underlying asset shows signs of wear consistent with its age and condition grade from PSA/DNA and Beckkett.

42

Series Asset Specifications
Sport	Baseball
Professional League	Major League Baseball
Player(s)	Babe Ruth & Lou Gehrig
Team	New York Yankees
Season	1933
Memorabilia Type	Signed baseball
Authentication	PSA/DNA (AH05008) / Beckett (A17335)
Grade	PSA/DNA 7.5 / Beckett (Ruth 8, Gehrig 7)

43

Exhibit 2 – [INTENTIONALLY OMITTED]

44

Exhibit 3 – Series Designation for Series #CURRYBASKET

Exhibit 3

Series Designation of #CURRYBASKET,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	#CURRYBASKET, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Effective Date of Establishment	April 20, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #CURRYBASKET with effect from the effective date hereof and shall continue to act as the Managing Member of #CURRYBASKET until dissolution of #CURRYBASKET pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company.
Series Asset	The Series Assets of #CURRYBASKET shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #CURRYBASKET through that certain Consignment Agreement dated as of July 7, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #CURRYBASKET from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #CURRYBASKET Interests the Company can issue may not exceed the purchase price, in the aggregate, of $60,000.00.

45

Number of #CURRYBASKET Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #CURRYBASKET Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #CURRYBASKET sold at the Initial Offering of the #CURRYBASKET Interests (excluding the #CURRYBASKET Interests acquired by any Person other than Investor Members).
Other rights	Holders of #CURRYBASKET Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #CURRYBASKET Interests.
Officers	There shall initially be no specific officers associated with #CURRYBASKET, although, the Managing Member may appoint Officers of #CURRYBASKET from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

46

Schedule 1

· The assets to be acquired and referred to in this Series Designation as the Series Asset shall be a 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99, a 2009 Topps Gold Basketball Stephen Curry Rookie RC #321, and a 2009 Topps Basketball Stephen Curry Rookie RC #321, the specifications of which are set forth below.

Asset Description

Overview and authentication

·	The 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99 only produced 99 copies, making it the rarest of Curry rookie cards in circulation.

·	The 2009-2010 Playoff National Treasures card contains a jumbo patch piece occupying a good third of the card’s front. In addition, the card contains an on-card signature in blue link below the Golden State Warriors patch. Additionally, Curry is pictured in his Warriors gear, compared to Upper Deck’s high-end take which features him in his collegiate uniform.

·	The 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99 was authenticated and graded by PSA. It received a PSA 8 NM-MT grade.

·	The 2009-2010 Topps Gold Basketball Stephen Curry Rookie RC #321 is a limited edition gold border rookie base card, with only 2009 in circulation. This card is #1146 out of 2009. The previous owner had the card hand signed by Stephen Curry through Steiner Sports. The autograph has been validated by SGC with an “A” meaning the autograph is authentic.

·	The 2009-2010 Topps Base Basketball Stephen Curry Rookie RC #321 was also hand signed by Stephen Curry through Steiner Sports. The autograph has been validated and graded by SGC, with an “A” meaning the autograph is authentic and an auto grade of “9”.

Notable Features:

·	The 2009-2010 Playoff National Treasures Stephen Curry Rookie Card #206 Patch Autograph/99 contains a patch of his Golden State Warriors jersey on the front of the card, with a blue signature below it. Stephen Curry, written out in script, appears above the jersey patch. The top quadrant of the card contains a picture of Curry in his Warriors jersey. The card contains a black and white trim.

·	The 2009-2010 Topps Basketball Stephen Curry Rookie RC #321 displays a picture of Curry smiling. The photo shows him during his rookie year, wearing a white Warriors warm-up shirt. The Gold edition contains a gold border, while the base card has a white border.

Notable Defects:

The underlying assets show signs of wear consistent with their age and condition grade from PSA, SGC and SGC, respectively.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #CURRYBASKET going forward.

47

Series Asset Specification
Sport	Basketball
Professional League	National Basketball Association
Player	Stephen Curry
Team	Golden State Warriors
Season	2009-2010
Memorabilia Type	Trading Cards (set of 3)
Manufacturer	Panini National Treasure and Topps
Card # in Set	(1) 64/99; (2) 1146; (3) not numbered
Total Cards in Set	(1) 99; (2) 2009; (3) not numbered
Subject	Stephen Curry
Authentication	(1) PSA 43276099; (2) SGC 4009679-010; (3) SGC 4009679-003
Grade	(1) NM-MT 8; (2) A-AUTH; (3) Auto grade 9

48

Exhibit 4 – Series Designation for Series #LEBRONROOKIE

Exhibit 4

Series Designation of #LEBRONROOKIE,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#LEBRONROOKIE, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Effective date of establishment	February 20, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #LEBRONROOKIE with effect from the effective date hereof and shall continue to act as the Managing Member of #LEBRONROOKIE until dissolution of #LEBRONROOKIE pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company.
Series Asset	The Series Assets of #LEBRONROOKIE shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #LEBRONROOKIE through that certain Consignment Agreement dated as of July 7, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #LEBRONROOKIE from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.

49

Issuance	Subject to Section 6.3(a)(i), the maximum number of #LEBRONROOKIE Interests the Company can issue may not exceed the purchase price, in the aggregate, of $70,000.00.
Number of #LEBRONROOKIE Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #LEBRONROOKIE Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #LEBRONROOKIE sold at the Initial Offering of the #LEBRONROOKIE Interests (excluding the #LEBRONROOKIE Interests acquired by any Person other than Investor Members).
Other rights	Holders of #LEBRONROOKIE Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #LEBRONROOKIE Interests.
Officers	There shall initially be no specific officers associated with #LEBRONROOKIE, although, the Managing Member may appoint Officers of #LEBRONROOKIE from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

50

Schedule 1

• The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 2003 Authentic #148 LeBron James AU Rookie Card, the specifications of which are set forth below.

Asset Description

Overview and authentication

·	The 2003 SP Authentic #148 LeBron James AU Rookie Card is one of the most desired of LeBron’s rookie productions. Only 500 of its kind were produced.

·	The card features LeBron James in his dunk pose while playing for the Cleveland Cavaliers. The card is signed by James in blue ink across the bottom center of the card.

·	The underlying asset has been authenticated by Beckett (003865873). The card received a 9.5 with subgraded 10, 9.5, 9.5, 9. The autograph received a grade of 10.

·	LeBron James has recently surpassed Michael Jordan on the all-time scoring list, cementing his legacy as one of the greatest and most investable athletes in history.

Notable Features:

·	This LeBron Rookie Card is one of the most coveted, rare, and pristine in circulation. Only 500 of its kind were produced.

·	Limited Edition rookie card with only 500 produced. This particular card is #218 of 500.

·	The autograph received a percent 10 grade, and is beautifully struck in blue ink.

Notable Defects:

The underlying asset shows signs of wear consistent with its age and condition grade from Beckett.

SERIES ASSET SPECIFICATION
Sport	Basketball
Professional League	National Basketball Association
Player(s)	LeBron James
Team	Cleveland Cavaliers
Season	2003
Memorabilia Type	Rookie trading card, autographed
Authentication	Beckett (003865873)
Grade	Beckett 9.5 with subgraded 10, 9.5, 9.5, 9 / Autograph graded 10

51

Exhibit 5 – Series Designation for Series #KAWHIBASKET

Exhibit 5

Series Designation of #KAWHIBASKET,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#KAWHIBASKET, a series of Collectable Sports Assets, LLC, a Delaware limited liability company.
Effective Date of Establishment	February 20, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #KAWHIBASKET with effect from the effective date hereof and shall continue to act as the Managing Member of #KAWHIBASKET until dissolution of #KAWHIBASKET pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or Article X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company.
Series Asset	The Series Assets of #KAWHIBASKET shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #KAWHIBASKET through that certain Consignment Agreement dated as of September 25, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #KAWHIBASKET from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.

52

Issuance	Subject to Section 6.3(a)(i), the maximum number of #KAWHIBASKET Interests the Company can issue may not exceed the purchase price, in the aggregate, of $90,000.00.
Number of #KAWHIBASKET Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #KAWHIBASKET Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #KAWHIBASKET sold at the Initial Offering of the #KAWHIBASKET Interests (excluding the #KAWHIBASKET Interests acquired by any Person other than Investor Members).
Other rights	Holders of #KAWHIBASKET Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #KAWHIBASKET Interests.
Officers	There shall initially be no specific officers associated with #KAWHIBASKET, although, the Managing Member may appoint Officers of #KAWHIBASKET from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

53

Schedule 1

· The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a collection of thirty (30) Kawhi Leonard 2012-2013 Panini Prizm Rookie Cards, all graded PSA GEM-MT 10, serial numbers for each individual card is listed in the table below.

The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 1930’s dual signed baseball by Babe Ruth & Lou Gehrig, the specifications of which are set forth below.

Asset Description

Overview and authentication

·	Series #KAWHIBASKET represents a collection of thirty Kawhi Leonard 2012-2013 Panini Prizm Rookie Cards, all graded PSA GEM-MT 10. Serial numbers for each individual asset is listed in the table below.

·	The 2012 Panini Prizm Rookie Cards are a coveted and valuable collectors item.

·	The cards feature Kawhi Leonard in his black, white and silver Spurs jersey palming the ball in his right hand.

·	2012-2013 was the first production run for Panini Prizm cards, a popular line which has continued to expand, adding another notable element to its significance.

·	The make-up of the original 2012-2013 Prizm is unique and primitive compared to more contemporary vintages of this category. For example, the 2018-10291 Panini Prizm set has over 30 parallels. Kawhi Leonard’s 2012-2013 Prizm RC has just three.

·	Kawhi Leonard’s historic NBA finals run with the Toronto Raptors, and his recent move to Los Angeles, has elevated his stature as a premier investable athlete.

·	According to PSAcard.com, there are only 766 Kawhi Leonard 2012 Panini Prizm GEM-MT 10’s in population. This offering represents thirty of them.

·	We estimate the value of each card to be between $500-$1,000 per card, based on recent sales transactions.

54

Serial Numbers of Each Asset within Series #KAWHIBASKET (all PSA 10 GEM-MT 2012-2013 Panini Prizm RC’s)
42148573	26067512
28428122	25716186
27158291	42148547
26366481	27672083
26631487	26366459
26366475	27158289
27158429	27158292
27610752	25114006
28178495	27947215
27589591	28428121
27871423	28268006
28428126	42574748
42655479	26155154
28428128	27947208
25514989	28712083

Notable Features:

·	According to PSA’s Population Report, there are 7,154 Kawhi Leonard 2012 Panini Prizm’s in circulation, but only 766 graded PSA GEM-MT 10.

·	This offering contains 30 PSA GEM-MT 10 Kawhi Leonard 2012-2013 Panini Prizm cards.

Notable Defects:

·	The underlying asset shows signs of wear consistent with its age and condition grade from PSA.

55

Exhibit 6 – Series Designation for Series #MANTLEMINT1953

Exhibit 6

Series Designation of #MANTLEMINT1953,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#MANTLEMINT1953, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	July 7, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #MANTLEMINT1953 with effect from the effective date hereof and shall continue to act as the Managing Member of # MANTLEMINT1953 until dissolution of #MANTLEMINT1953 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #MANTLEMINT1953 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #MANTLEMINT1953 through that certain Contribution Agreement dated as of July 7, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #MANTLEMINT1953 from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #MANTLEMINT1953 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $3,100,000.00.
Number of #MANTLEMINT1953 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #MANTLEMINT1953 Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #MANTLEMINT1953 sold at the Initial Offering of the #MANTLEMINT1953 Interests (excluding the #MANTLEMINT1953 Interests acquired by any Person other than Investor Members).
Other rights	Holders of #MANTLEMINT1953 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #MANTLEMINT1953 Interests.
Officers	There shall initially be no specific officers associated with #MANTLEMINT1953, although, the Managing Member may appoint Officers of #MANTLEMINT1953 from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

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Schedule 1

· The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 1953 Topps Card of Mickey Mantle, the specifications of which are set forth below.

Asset Description

 Overview and authentication

¨	The 1953 Topps Mickey Mantle has been designated a gem mint 10 on a scale of one to ten by PSA, the sports collectible industry’s top grading company. Only one other exists in the world, compared to three 1952 Topps Mantle cards.

¨	The mint PSA 9 mint Mantle has soared in value from $88,000 in 2009 to $396,000 in 2019. It is five times more common than the PSA 10.

¨	The 1953 Topps is his most iconic card besides the 1952 Topps and 1951 Bowman, owing to its distinctive and beautiful artwork.

¨	Many collectors believe that the 1953 Topps is Mantle's best-looking card. It also emanates from his rookie era.

¨	In 1989, Marriott paid $121,000 (the equivalent of $250,000 today) for the original 3 1/4 x 1/2 inch artwork for the card to display it across the country.
¨	The 1953 set is the only mainstream card that is illustrated by Topps which has produced cards since 1951. “Mantle's deep stare into the distance mixed with the color scheme of blues and reds give this card a classy look and feel,” wrote one hobby writer. “The facsimile autograph in red adds a nice touch, as well.”

¨	The card is a “short print,” meaning it was produced in far fewer quantities than other cards.

¨

The 1953 Topps set is one of the most condition sensitive because of its design.  The notable red name plate is prone to chipping and wear. The smallest nicks and dings expose the white paper stock beneath.

¨	The PSA 10 Mantle originated from an incredibly pristine 1953 hoard in Canada found by pioneering card dealer Alan “Mr. Mint” Rosen. It was later acquired by a connoisseur who collected the best of the best. After PSA graded it a perfect 10 in 2015, long time collector and dealer Tony Arnold of TonyeTrade.com sold it to Super Bowl champion and uber collector Evan Mathis.

Notable Features:

¨	Print standards were inferior back then, so the centering seldom achieves 50/50 proportion that would yield a perfect grade as this one has. Most 1953 Topps have borders favoring one side. The print focus and registration is flawless, too. There is no speckling in the blue, as is often case with this card. The card’s overall freshness and gloss makes it appear as though it was just pulled from a pack, showing no wear to the edges and four razor-sharp corners. It has been perfectly preserved since the year it was made.

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Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MANTLEMINT1953 going forward.

Series Asset Specification
Sport	Baseball
Professional League	Major League Baseball
Player	Mickey Mantle
Team	New York Yankees
Season	1953
Memorabilia Type	Trading Card
Manufacturer	Topps
Card # in Set	82 –Short Print
Population Report	1 of 2 (as o 7/1/2020)
Subject	Mickey Mantle
Authentication	PSA 24690215
Grade	PSA GEM-MINT 10 ; PWCC-E Serial Number: 7979731

58

Exhibit 7 – Series Designation for Series #JORDANPSA10

Exhibit 7

Series Designation of #JORDANPSA10,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#JORDANPSA10, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	September 14, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #JORDANPSA10 with effect from the effective date hereof and shall continue to act as the Managing Member of #JORDANPSA10 until dissolution of #JORDANPSA10 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #JORDANPSA10 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #JORDANPSA10 through that certain Consignment Agreement dated as of September 14, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #JORDANPSA10 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #JORDANPSA10 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $140,000.00.

Number of #JORDANPSA10 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #JORDANPSA10 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #JORDANPSA10 sold at the Initial Offering of the #JORDANPSA10 Interests (excluding the #JORDANPSA10 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #JORDANPSA10 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #JORDANPSA10 Interests.

Officers	There shall initially be no specific officers associated with #JORDANPSA10, although, the Managing Member may appoint Officers of #JORDANPSA10 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

59

Schedule 1

The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 1986-1987 Fleer#57 Rookie Card of Michael Jordan, the specifications of which are set forth below.

Asset Description

Overview and authentication

•	The 1986-1987 Fleer #57 Rookie Card of Michael Jordan was printed as part of a set of 132 cards.
•	The cards have a distinct design highlighted by borders that are red, white and blue. A thin yellow frame holds in both the player photo and nameplate. The bottom of the card has the player's name, team and position. The crown-style Fleer logo appears at the top of the card with a small ribbon that reads "Premier," highlighting the fact that it's the company's first basketball card set.

Notable Features:

The face of the card features a picture of Michael Jordan in a Chicago Bulls Jersey holding a basketball in his right hand above the hoop in midair with another player beside him from the opposing team. The face of the card features the player’s name, team and position along with the Fleer logo in the upper right-hand corner. The border of the card is red, blue and white. The background shows the blurred image of the crown in attendance.

The reverse side of the card shows the card number 57 of 132 in the top right corner and the company name and logo in the top left corner. The team name and logo are prominently displayed in the center of the card above the players name in bold. Below that is the players DOB, height, weight, and college. In the center of the card in white are statistics from 1984-85 and 1985-1986.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #JORDANPSA10 going forward.

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Series Asset Specification
Sport	Basketball
Professional League	National Basketball Association
Player	Michael Jordan
Team	Chicago Bulls
Season	1986-1987
Memorabilia Type	Trading Card
Manufacturer	Fleer
Card # in Set	57 of 132
Population Report	315 (as of 9/16/2020)
Subject	Michael Jordan
Authentication	PSA 22651769
Grade	Gem Mint 10

61

Exhibit 8 – Series Designation for Series #COBBMINTE98

Exhibit 8

Series Designation of #COBBMINTE98,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#COBBMINTE98, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	September 14, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #COBBMINTE98 with effect from the effective date hereof and shall continue to act as the Managing Member of #COBBMINTE98 until dissolution of #COBBMINTE98 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #COBBMINTE98 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #COBBMINTE98 through that certain Consignment Agreement dated as of August 31, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #COBBMINTE98 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #COBBMINTE98 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $400,000.00.

Number of #COBBMINTE98 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #COBBMINTE98 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #COBBMINTE98 sold at the Initial Offering of the #COBBMINTE98 Interests (excluding the #COBBMINTE98 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #COBBMINTE98 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #COBBMINTE98 Interests.

Officers	There shall initially be no specific officers associated with #COBBMINTE98, although, the Managing Member may appoint Officers of #COBBMINTE98 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

62

Schedule 1

The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 1910 E98 Set of 30 Ty Cobb Red PSA 10 GEM MINT, the specifications of which are set forth below.

Asset Description

Overview and authentication

•	The Ty Cobb E98 PSA 10 Gem Mint is considered one of the crown jewels of one of the most rare and the most coveted sets in the hobby. A member of the widely discussed “ Black Swamp Find” in 2012, these cards are in truly remarkable condition considering their age - displaying perfect preservation since production..
•	Created by an anonymous manufacturer in the early 20th century and similar in appearance to the Standard Caramel issues of the same era, this set is an unabashed treasure trove of Hall of Fame talent (17 so-honored players in all), with a colorized player portrayal and a white border. Though each in the set is coveted, the most highly prized examples belong to Ty Cobb, Connie Mack, Christy Mathewson, Honus Wagner, and Cy Young.
•	The aesthetics of the issue are charming in their simplicity and marvelously evocative of the dead-ball era, utilizing artistic renderings of period action photography. The coloration is bold and basic, as the player image is rendered in black ink with red enhancement against a solid mat background. The set ranks among the most coveted for its talent-packed roster and its rarity relative to its contemporaries.

Notable Features:

Each subject in the 1910 E98 Set of 30 is set against a background of four color variations: blue, green, orange and red. Series #COBBMINTE98 is set against a red background. The back of the card lists all 30 subjects featured in the set.

The cards measure one and a half inches wide by two and three-quarter inches tall, and they feature a checklist on verso with no advertiser attribution.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #COBBMINTE98 going forward.

63

Series Asset Specification
Sport	Baseball
Professional League	Major League Baseball
Player	Ty Cobb
Team	Detroit Tigers
Season	1910
Memorabilia Type	Trading Card
Manufacturer	Anonymous
Total cards in set	30
Population Report	1 of 2
Subject	Ty Cobb
Authentication	PSA 41584312
Grade	GEM Mint 10

64

Exhibit 9 – Series Designation for #LUKAROOKIE

Exhibit 9

Series Designation of #LUKAROOKIE,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#LUKAROOKIE, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	September 28, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #LUKAROOKIE with effect from the effective date hereof and shall continue to act as the Managing Member of #LUKAROOKIE until dissolution of #LUKAROOKIE pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #LUKAROOKIE shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #LUKAROOKIE through that certain Consignment Agreement dated as of September 22, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #LUKAROOKIE from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #LUKAROOKIE Interests the Company can issue may not exceed the purchase price, in the aggregate, of $200,000.00.
Number of #LUKAROOKIE Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #LUKAROOKIE Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #LUKAROOKIE sold at the Initial Offering of the #LUKAROOKIE Interests (excluding the #LUKAROOKIE Interests acquired by any Person other than Investor Members).
Other rights	Holders of #LUKAROOKIE Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #LUKAROOKIE Interests.

65

Officers	There shall initially be no specific officers associated with #LUKAROOKIE, although, the Managing Member may appoint Officers of #LUKAROOKIE from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

Schedule 1

The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic, the specifications of which are set forth below., the specifications of which are set forth below.

Asset Description

Overview and authentication

The 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic is numbered 63 out of 99.

·	A 2018-2019 Panini National Treasures #127 Jersey Autograph Rookie Card of Luka Doncic numbered 77 out of 99, graded BGS 9.5, sold in August 2020 for $230,100.

·	Early in his NBA career, Luka has established himself as one of the best talents in the league, putting up incredible MVP numbers and setting himself apart from the rest of his draft class.

·	The card received the following grades: 9 Mint, Centering 9.5, Edges 9, Corners 9, Surface 9, Autograph 10.

·	Many consider National Treasures to be Doncic’s cornerstone Rookie Card, thus making the underlying asset one of the most desirable Doncic cards in circulation. As such, the underlying asset is believed to be one of the most coveted cards in the modern basketball category.

Notable Features:

·	The athlete penned a bold, blue ink signature on the front of the card. The card front presentation also incorporates a tri-color, player worn jersey patch relic.

·	A statement on the card's back attests to the authenticity of the signature and the genuineness of the patch component, and serves as Panini’s COA.

66

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #LUKAROOKIE going forward.

Series Asset Specification
Sport	Basketball
Professional League	National Basketball Association
Player	Luka Doncic
Team	Dallas Mavericks
Season	2018-2019
Memorabilia Type	Trading Card
Manufacturer	Panini
Card Number	63
Population	99
Subject	Luka Doncic
Authentication	BGS 0011695136
Grade	9 Mint, Centering 9.5, Edges 9, Corners 9, Surface 9, Autograph 10

67

Exhibit 10 – Series Designation for #MAHOMESROOKIE

Exhibit 10

Series Designation of #MAHOMESROOKIE,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#MAHOMESROOKIE, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	September 28, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #MAHOMESROOKIE with effect from the effective date hereof and shall continue to act as the Managing Member of #MAHOMESROOKIE until dissolution of #MAHOMESROOKIE pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #MAHOMESROOKIE shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #MAHOMESROOKIE through that certain Consignment Agreement dated as of September 22, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #MAHOMESROOKIE from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #MAHOMESROOKIE Interests the Company can issue may not exceed the purchase price, in the aggregate, of $150,000.00.
Number of #MAHOMESROOKIE Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #MAHOMESROOKIE Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #MAHOMESROOKIE sold at the Initial Offering of the #MAHOMESROOKIE Interests (excluding the #MAHOMESROOKIE Interests acquired by any Person other than Investor Members).
Other rights	Holders of #MAHOMESROOKIE Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #MAHOMESROOKIE Interests.

68

Officers	There shall initially be no specific officers associated with #MAHOMESROOKIE, although, the Managing Member may appoint Officers of #MAHOMESROOKIE from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

Schedule 1

The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 2017 Panini Flawless Rookie Patch Autographs Emerald of Patrick Mahomes, the specifications of which are set forth below.

Asset Description

Overview and authentication

•	The 2017 Panini Flawless Rookie Patch Autographs Emerald of Patrick Mahomes is numbered 1 out of 5, with this particular card #1.
•	Panini’s ‘Emerald’ series is the second most rare in terms of production runs out of their Rookie Patch Autographs, numbered to 5. Panini’s ‘Platinum’ 1/1 is the only subclass which boasts greater scarcity.
•	Early in his NFL career, Mahomes has established himself as one of the best talents in the league, putting up MVP numbers and receiving lucrative endorsement deals from companies like Adidas, State Farm, DirectTV, Oakley and more. He was also named the cover athlete for Madden NFL 2020, becoming the first Kansas City Chiefs player to be on the cover.
•	The card received the following grades: 9.5 Gem Mint, Centering 9.5, Edges 9.5, Corners 9.5, Surface 10, Autograph 10.
•	Panini Flawless NFL is considered the most coveted of the high-end football card products, particularly for collectors who enjoy on-card autographs and cards with ultra-low serial numbers.

Notable Features:

The athlete penned a bold, blue ink signature on the front of the card. The card front presentation also incorporates a tri-color, player worn jersey patch relic. A statement on the card's back attests to the authenticity of the signature and the genuineness of the patch component, and serves as Panini’s COA.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MAHOMESROOKIE going forward.

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Series Asset Specification
Sport	Football
Professional League	National Football League
Player	Patrick Mahomes
Team	Kansas City Chiefs
Season	2017
Memorabilia Type	Trading Card
Manufacturer	Panini (Flawless Rookie Patch Autographs Emerald)
Card Number	1
Print Run	5
Subject	Patrick Mahomes
Authentication	BGS 0010704662
Grade	9.5 Gem Mint, Centering 9.5, Edges 9.5, Corners 9.5, Surface 10, Autograph 10

70

Exhibit 11 – Series Designation for #MAGICBIRDDRJ

Exhibit 11

Series Designation of #MAGICBIRDDRJ,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#MAGICBIRDDRJ, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	September 28, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #MAGICBIRDDRJ with effect from the effective date hereof and shall continue to act as the Managing Member of #MAGICBIRDDRJ until dissolution of #MAGICBIRDDRJ pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #MAGICBIRDDRJ shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #MAGICBIRDDRJ through that certain Consignment Agreement dated as of September 27, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #MAGICBIRDDRJ from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #MAGICBIRDDRJ Interests the Company can issue may not exceed the purchase price, in the aggregate, of $400,000.00.
Number of #MAGICBIRDDRJ Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #MAGICBIRDDRJ Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #MAGICBIRDDRJ sold at the Initial Offering of the #MAGICBIRDDRJ Interests (excluding the #MAGICBIRDDRJ Interests acquired by any Person other than Investor Members).
Other rights	Holders of #MAGICBIRDDRJ Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #MAGICBIRDDRJ Interests.

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Officers	There shall initially be no specific officers associated with #MAGICBIRDDRJ, although, the Managing Member may appoint Officers of #MAGICBIRDDRJ from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

Schedule 1

The asset to be acquired and referred to in this Series Designation as the Series Asset shall be a 1980 Topps Scoring Leader PSA Gem Mint 10 of Magic Johnson, Larry Bird and Julius Erving, the specifications of which are set forth below.

Asset Description

Overview and authentication

•	The 1980 Larry Bird, Magic Johnson, Julius Erving Topps features three Hall of Famers with perforated edges for pulling apart three separated cards. Considered one of the most iconic basketball cards ever printed, if kept intact. One of 23 PSA Gem Mint 10’s in the world.

•	Considered to be one of the most desired modern day trading cards in the world. The tri-panel 1980 Topps production featuring two of the game’s immortal rookies (Bird & Magic) on a single bookended design is particularly valuable, and Julius Erving on the center panel only adds to its quality.

•	This is a key rookie card of two of the most popular players of the 1980s, Larry Bird, a forward, and Magic Johnson, a point guard. Including Julius Erving, all three players were inducted into the Basketball Hall of Fame.

•	Beyond the athletes featured in the card, the three-player card, one that also includes Julius Erving, is notorious for having black print defects scattered across the front and is fairly difficult to find perfectly centered.

•	Many consider Larry Bird and Magic Johnson to be the most iconic and influential basketball players of the 1980’s decade, similar to Michael Jordan in the 1990’s. The two players broke into the NBA in the 1980s and helped kick off what would be an unforgettable decade with their teams winning numerous titles.

Notable Features:

•	This tri-panel 1980 Topps production features three NBA Hall of Famers. Larry Bird is featured guarding the backdoor. Julius Erving throws a no-look pass. Magic Johnson floats a leaning one-hander. The Bird and Magic bookend the front of the card (Bird image outlined in blue, Johnson outlined in pink), with Erving featured in the center (outlined in green, with “Scoring Leader” featured in a basketball above his image).

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•	The back of the card features statistics and biographical information on Magic Johnson and Larry Bird. Rather than data on Erving, the card features “76ers Scoring Leaders”.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MAGICBIRDDRJ going forward.

Series Asset Specification
Sport	Basketball
Professional League	National Basketball Association
Player	Magic Johnson, Larry Bird, Julius Erving
Team	Los Angeles Lakers, Boston Celtics, Philadelphia 76ers
Year	1980
Memorabilia Type	Trading Card
Manufacturer	Topps- Scoring Leader
Set Number	N/A
Population Report	23 (PSA Gem Mint 10’s)
Subject	Magic Johnson, Larry Bird, Julius Erving
Authentication	PSA 23073896
Grade	Gem Mint 10

73

Exhibit 12 – Series Designation for #JACKIEROBINSONAUTOBAT

Exhibit 12

Series Designation of #JACKIEROBINSONAUTOBAT,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#JACKIEROBINSONAUTOBAT, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	October 12, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #JACKIEROBINSONAUTOBAT with effect from the effective date hereof and shall continue to act as the Managing Member of #JACKIEROBINSONAUTOBAT until dissolution of #JACKIEROBINSONAUTOBAT pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #JACKIEROBINSONAUTOBAT shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #JACKIEROBINSONAUTOBAT through that certain Consignment Agreement dated as of November 3, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #JACKIEROBINSONAUTOBAT from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #JACKIEROBINSONAUTOBAT Interests the Company can issue may not exceed the purchase price, in the aggregate, of $100,000.
Number of #JACKIEROBINSONAUTOBAT Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #JACKIEROBINSONAUTOBAT Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #JACKIEROBINSONAUTOBAT sold at the Initial Offering of the #JACKIEROBINSONAUTOBAT Interests (excluding the #JACKIEROBINSONAUTOBAT Interests acquired by any Person other than Investor Members).
Other rights	Holders of #JACKIEROBINSONAUTOBAT Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #JACKIEROBINSONAUTOBAT Interests.
Officers	There shall initially be no specific officers associated with #JACKIEROBINSONAUTOBAT, although, the Managing Member may appoint Officers of #JACKIEROBINSONAUTOBAT from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

74

Schedule 1

Overview and authentication

• This single signed Jackie Robinson Louisville Slugger bat was produced by the Hillerich & Bradsby sporting Goods Company in 1950. Harry D. Evans, a true pioneer baseball collector, inscribed Jackie Robinson’s statistics from the 1949 season to celebrate Jackie’s being the 1949 National League Batting Champion and then he had Jackie Robinson autograph the bat. Joel Platt, lead member of the Platt Investment Group who owns the bat, obtained the bat upon his purchase of the Harry D. Evans baseball collection shortly after Evan’s demise.
• Jackie Robinson memorabilia has always been highly sought after in the sports collectibles hobby. After the popularity of the 2013 movie about Jackie Robinson titled, “42,” the desire for Robinson memorabilia has become even stronger. Moreover, the movie has been released on September 3rd, 2020 in over 300 theatres in tribute to both Jackie Robinson and the actor, Chadwick Boseman, who recently passed away at the young age of 43.

• The Jackie Robinson signature was authenticated by James Spence Authentication (JSA) in 2020.

Notable Features:

• The item is an autographed 125 H & B Louisville Slugger Jackie Robinson model stats bat.

• The name Jackie Robinson is embedded in one part of the barrel of the bat. On the other side of the barrel is all of Jackie Robinson’s statistics from the 1949 season along with the words “National League Batting Champion 1940.” Harry Evans neatly wrote all the stats on the bat by hand. Underneath the statistics is Jackie Robinson’s authentic signature.

Notable Defects:

There are none.

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Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #JACKIEROBINSONAUTOBAT going forward.

SERIES #JROBINSONAUTOBAT
Sport	Baseball
Professional League	Major League Baseball
Player	Jackie Robinson
Team	Dodgers
Season	1949-1950
Memorabilia Type	Baseball Bat
Manufacturer	Hillerich & Bradsby
Subject	Jackie Robinson
Authentication	James Spence Authentication #BB63117
Grade	N/A

76

Exhibit 13 – Series Designation for #UNITAS1965JERSEY

Exhibit 13

Series Designation of #UNITAS1965JERSEY,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#UNITAS1965JERSEY, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	October 12, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #UNITAS1965JERSEY with effect from the effective date hereof and shall continue to act as the Managing Member of #UNITAS1965JERSEY until dissolution of #UNITAS1965JERSEY pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #UNITAS1965JERSEY shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #UNITAS1965JERSEY through that certain Consignment Agreement dated as of November 3, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #UNITAS1965JERSEY from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #UNITAS1965JERSEY Interests the Company can issue may not exceed the purchase price, in the aggregate, of $200,000.
Number of #UNITAS1965JERSEY Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #UNITAS1965JERSEY Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #UNITAS1965JERSEY sold at the Initial Offering of the #UNITAS1965JERSEY Interests (excluding the #UNITAS1965JERSEY Interests acquired by any Person other than Investor Members).
Other rights	Holders of #UNITAS1965JERSEY Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #UNITAS1965JERSEY Interests.
Officers	There shall initially be no specific officers associated with #UNITAS1965JERSEY, although, the Managing Member may appoint Officers of #UNITAS1965JERSEY from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

77

Schedule 1

Overview and Authentication

•	Johnny Unitas 1965 Game Worn (White) Road Jersey signed "Best Wishes to Joel.” The Joel referenced is Joel Platt, the head of the Platt Investment Group who owns the jersey. Joel Platt is also the founder of the Sports Immortals, Inc

•	Joel Platt obtained this jersey directly from the equipment manager of the Baltimore Colts, Roy “Friday” Macklem. Mr. Platt was able to have Johnny Unitas autograph the jersey at a later date.

•	This jersey has been authenticated and photo matched to a 1965 game by Sports Investors Authentication in 2020. The signature has been authenticated by James Spence Authentication (JSA) in 2020.

•	Johnny Unitas game worn jerseys are highly sought after in the sports collectibles hobby and have achieved high values for past sales. Some examples include; Hunt Auctions sold a 1968 jersey for $103,000 in 2015 and that same year Grey Flannel sold a jersey with no definitive date for $118,230.

Notable Features:

•	Description: Presented is a road Baltimore Colts jersey issued and used by #19 Johnny Unitas in the 1965 NFL season. The item is consistent with specifications of the professional jersey style for the Colts in the 1965 season. White nylon dureen fabric pull-over long-sleeve jersey manufactured by MacGregor. “19” centered on the front and back in one color blue tackle twill. No name on the back which is correct for the period. Both shoulders have two blue stripes. On both sleeves the player’s number “19” is sewn in one color blue tackle twill. Jersey is signed by Unitas and inscribed “Best Wishes Joel '' across the front of the jersey (Sports Investors Authentication has no opinion on the signature).

•	Photo Match/Provenance: Sports Investors Authentication was able to conclusively match this jersey to being worn by Johnny Unitas on September 26, 1965. In that game he threw for 210 yards while throwing for one touchdown. Jersey comes with a notarized letter that it was gifted to Joel Platt of Sports Immortals, by the equipment manager of the Baltimore Colts Roy “Friday” Macklem, and has remained in his personal collection since.

•	Manufacturer and Team Tagging: Macgregor manufacturer size 46 tag is sewn in the tail of the jersey. Directly to the left of it is a washing instruction manufacturer tag. All tagging matches exemplars on hand.

Wear and Tear

It is clear that this jersey has been washed and used many times. There are team repairs on the front and back of the jersey. Dirt stains are present throughout. Twill numbers shows heavy puckering and the manufacturer tag is starting to come apart, which is to be expected, from repeated use. Besides for the team repairs the jersey remains unaltered and is 100% original.

Notable Defects:

There are none other than are referenced under “Wear and Tear”.

78

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #UNITAS1965JERSEY going forward.

SERIES #UNITAS1965Jersey
Sport	Football
Professional League	National Football League
Player	Johnny Unitas
Team	Baltimore Colts
Season	1965
Memorabilia Type	Jersey
Manufacturer	Macgregor
Subject	Johnny Unitas
Authentication	LOA from Sports Investors Authentication 2009 l9Gl Photo Match Letter from Sports Investors Authentication 2009 l9Gl LOA from JSA for Autograph BB63122
Grade	N/A

79

Exhibit 14 – Series Designation for #ALIWBCBELT

Exhibit 14

Series Designation of #ALIWBCBELT,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#ALIWBCBELT, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	October 12, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #ALIWBCBELT with effect from the effective date hereof and shall continue to act as the Managing Member of #ALIWBCBELT until dissolution of #ALIWBCBELT pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #ALIWBCBELT shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #ALIWBCBELT through that certain Consignment Agreement dated as of November 3, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #ALIWBCBELT from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #ALIWBCBELT Interests the Company can issue may not exceed the purchase price, in the aggregate, of $450,000.
Number of #ALIWBCBELT Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #ALIWBCBELT Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #ALIWBCBELT sold at the Initial Offering of the #ALIWBCBELT Interests (excluding the #ALIWBCBELT Interests acquired by any Person other than Investor Members).
Other rights	Holders of #ALIWBCBELT Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #ALIWBCBELT Interests.
Officers	There shall initially be no specific officers associated with #ALIWBCBELT, although, the Managing Member may appoint Officers of #ALIWBCBELT from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

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Schedule 1

Overview and authentication

•	In 1976 the WBC began the practice of giving out its Championship Green Belt. This continued until 1978. Research shows less than 20 champions received one of these green belts during this two year period. One of them was Muhammad Ali to whom the WBC awarded in honor of his victory of George Foreman in 1974.

•	The Platt Investment Group owns this item. Joel Platt purchased the item from Muhammad Ali’s father, Cassius Clay Sr. upon visiting him at his home in Louisville, Kentucky on February 22, 1989.

•	The item comes with a Letter of Opinion from esteemed Boxing Historian, Craig Hamilton, who stated, “I, Craig Hamilton of JO Sports, mc. certify that the championship belt described herein is, in my opinion, an original championship belt awarded to Muhammad Ali in 1976 by the World Boxing Council (WBC) for his victory over George Foreman in 1974.” In addition, Hamilton stated the following facts: there is an authentic Cassius Clay Sr. inscription on the belt “Championship Belt Won by my son Muhammad Ali, signed Cassius Clay, Sr.”; there is a cashed check and a handwritten letter from Cassius Clay Sr. to Joel Platt saying the following; “Joel Platt has purchased from Cassius Clay Sr. the championship belt of his son for the Sports Immortals Museum, In the event Ali should object to having his belt displayed in the Sports Immortals Museum, the belt would be returned and Joel Platt would be reimbursed, Any objection would have to be in writing by Muhammad Ali within six months of the date of the letter. The letter is signed by Cassius Clay Sr., Joel Platt and two witnesses. Lastly Hamilton authenticated the signature of Muhammad Ali on a 1994 letter where he stated, “It is an honor to have my Championship Belt in the Sports Immortals Museum.”

•	Craig Hamilton has opined that two authentic WBC belts were awarded to Muhammad Ali in 1976 for is 1974 victory over George Foreman. The provenance of Platt belt comes directly from Muhammad Ali’s father, along with a signed letter from Ali acknowledging the belt as his , while the provenance of the other belt comes from one of Ali’s cornermen, Bundini Brown.

•	Based on the only photo known to exist from the Ali vs. Dunn fight which shows Ali wearing a green belt similar to both belts described by Craig Hamilton, it is impossible to photo match which belt he is wearing in the photo.

Notable Features:

The belt is green leather. It has a center plate with two small medallion plates to the right and left not connected by metallic chains. It has a clasp on the right. The belt closes on the side, not the back. The verbiage on the belt center plate is, WORLD CHAMPION W.B.C. adidas. The smaller plate medallions have a wreath around the perimeter with a green doral design at center. The length of the belt is approximately 41 inches. The width at the widest point is 8 inches and at the smallest point 3.5 inches. There are six eyelets. There are gold lines on the front perimeter.

Notable Defects:

There are none.

81

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #ALIWBCBELT going forward.

SERIES #ALIWBCBELT
Sport	Boxing
Professional League	World Boxing Council
Athlete	Muhammad Ali
Team	N/A
Season	N/A
Memorabilia Type	Championship Belt
Manufactured in/ Designed by	France/Huguerin
Subject	Muhammad Ali
Authentication	Craig Hamilton
Grade	N/A

82

Exhibit 15 – Series Designation for #CHAMBERLAINHSUNIFORM

Exhibit 15

Series Designation of #CHAMBERLAINHSUNIFORM,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#CHAMBERLAINHSUNIFORM, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	October 12, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #CHAMBERLAINHSUNIFORM with effect from the effective date hereof and shall continue to act as the Managing Member of #CHAMBERLAINHSUNIFORM until dissolution of #CHAMBERLAINHSUNIFORM pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #CHAMBERLAINHSUNIFORM shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #CHAMBERLAINHSUNIFORM through that certain Consignment Agreement dated as of November 3, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #CHAMBERLAINHSUNIFORM from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #CHAMBERLAINHSUNIFORM Interests the Company can issue may not exceed the purchase price, in the aggregate, of 275,000.
Number of #CHAMBERLAINHSUNIFORM Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #CHAMBERLAINHSUNIFORM Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #CHAMBERLAINHSUNIFORM sold at the Initial Offering of the #CHAMBERLAINHSUNIFORM Interests (excluding the #CHAMBERLAINHSUNIFORM Interests acquired by any Person other than Investor Members).
Other rights	Holders of #CHAMBERLAINHSUNIFORM Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #CHAMBERLAINHSUNIFORM Interests.
Officers	There shall initially be no specific officers associated with #CHAMBERLAINHSUNIFORM, although, the Managing Member may appoint Officers of #CHAMBERLAINHSUNIFORM from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

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Schedule 1

Overview and authentication

•	Wilt Chamberlain Overbrook High School Uniform (Jersey and Shorts). The Jersey is signed on the front and back by Wilt Chamberlain. The jersey is signed “Wilt Chamberlain” on the front and “Best, Wilt Chamberlain” on the back.

•	The Uniform has been authenticated by Sports Investors Authentication for usage and the two signatures on front and back have been authenticated by James Spence Authentication (JSA).

•	Joel Platt, the head of the Platt Investment Group who owns the uniform, obtained the uniform directly from Wilt Chamberlain’s mother during a visit to her home in Philadelphia on June 26th, 1961. Wilt’s mother signed a letter stating it’s a pleasure to hand over Wilt’s Overbrook High School Uniform and Good Luck. Joel Platt is also the founder of the Sports Immortals, Inc.

•	Wilt Chamberlain Game Worn items are highly coveted in the sports collectibles hobby. In 2015 Grey Flannel Auctions sold a Chamberlain Philadelphia Jersey from the 1961-62 season for $130,000 and in 2013 a pair of Chamberlain Shorts sold for $21,510 through Heritage Auctions. LeBron James’ High School jersey sold for $197,500 in 2019 through Goldin Auctions. James’ High School Jersey greatly outsold the value of any of his professional jerseys. The same argument could be made for Chamberlain’s High School Uniform. A Chamberlain game worn Overbrook High School jersey was sold by Leland’s Auctions in 2003 for $50,000.

•	During the 1990’s, there was a restaurant in Boca Raton, Florida called Wilt Chamberlain’s. Wendy Platt Wilson, a member of the Platt Investment Group, met Wilt Chamberlain at the restaurant on a day she knew he would be there and had him sign the Overbrook Jersey on the front and back.

Notable Features:

•	Description: Presented is an Overbrook High School uniform issued and worn by Wilt Chamberlain during the mid-1950s. Jersey is a white nylon dureen pullover made by an unknown manufacturer. On the front of the jersey, the school's name "OVERBROOK" is radially arched in black felt across the front. Centered on the front and back is the player's number "5" also in black felt. Collar and shoulders are trimmed in sewn-in two-color knit orange-black elastic trim. Chamberlain has signed the front and back of the jersey in black marker. (Sports Investors Authentication has no opinion on the signatures.) Shorts are a similar material manufactured by Rawlings, with sewn-in knit black elastic drawstring waistband. A three-color black-orange-black ribbon goes down both sides of the shorts and wraps around each leg at the end of the shorts. Uniform matches school style from the mid-1950s when Chamberlain went to school at Overbrook High School.

•	Provenance: Uniform comes with a notarized letter from Sports Immortals and a signed family letter, stating that the uniform was gifted to Joel Platt of Sports Immortals by Wilt Chamberlain's mom on June 26, 1961.

•	Labeling: An ineligible manufacturer tag is sewn into the inseam of the jersey. Shorts have a Rawlings manufacturer tag with a dry cleaning tag sewn into the inside waistband. Player's name "CHAMBERLAIN" is handwritten in an unknown hand under the manufacturer tag. An additional "M&H Sport Store" tag is also sewn into the inside of the shorts.

•	Wear & Repairs: Uniform shows evidence of laundering and shows heavy wear. There are loose threads and some puckering throughout the uniform. Uniform shows signs of shrinking from incorrect washing. Minor staining present.

84

Notable Defects:

There are none other than are referenced under “Notable Features – Wear and Tear”.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #CHAMBERLAINHSUNIFORM going forward.

SERIES #ChamberlainHSUniform
Sport	Basketball
Professional League	National Basketball Association
Player	Wilt Chamberlain
Team	Overbrook High School
Season	1953-1955
Memorabilia Type	Jersey and Shorts
Manufacturer	Jersey--N/A Shorts--Rawlings
Subject	Wilt Chamberlain
Authentication	LOA from Sports Investors Authentication 200919G4 LOA from JSA for Autograph BB63119
Grade	N/A

85

Exhibit 16 – Series Designation for #ALCINDORUCLAJACKET

Exhibit 16

Series Designation of #ALCINDORUCLAJACKET,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#ALCINDORUCLAJACKET, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	October 12, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #ALCINDORUCLAJACKET with effect from the effective date hereof and shall continue to act as the Managing Member of #ALCINDORUCLAJACKET until dissolution of #ALCINDORUCLAJACKET pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #ALCINDORUCLAJACKET shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #ALCINDORUCLAJACKET through that certain Consignment Agreement dated as of November 3, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #ALCINDORUCLAJACKET from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #ALCINDORUCLAJACKET Interests the Company can issue may not exceed the purchase price, in the aggregate, of 225,000.
Number of #ALCINDORUCLAJACKET Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #ALCINDORUCLAJACKET Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #ALCINDORUCLAJACKET sold at the Initial Offering of the #ALCINDORUCLAJACKET Interests (excluding the #ALCINDORUCLAJACKET Interests acquired by any Person other than Investor Members).
Other rights	Holders of #ALCINDORUCLAJACKET Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #ALCINDORUCLAJACKET Interests.
Officers	There shall initially be no specific officers associated with #ALCINDORUCLAJACKET, although, the Managing Member may appoint Officers of #ALCINDORUCLAJACKET from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

86

Schedule 1

Overview and authentication

•	Lew Alcindor Game Worn UCLA Warm Up Jacket from 1969. It is photo-matched to his celebration after helping UCLA win three straight championship titles from 1967 to 1969.

•	Joel Platt, the head of the Platt Investment Group who owns the warmup jacket, obtained the jacket from his long time friend and former equipment manager of the Los Angeles Rams, Don Hewitt. Mr. Hewitt was friendly with the equipment manager of the UCLA basketball team and was able to secure it for Mr. Platt, who is also the founder of the Sports Immortals, Inc.

•	The Warmup Jacket has been authenticated for usage by Sports Investors Authentication in 2020. The jacket has also been photo matched to the post game celebration after the 1969 NCAA National Championship Game as well as the cover of Sports Illustrated from March 31, 1969.

•	Lew Alcindor converted to Islam in 1968 and adopted the name Kareem Abdul-Jabbar. He did start using his new name until 1971. This date is important when it comes to the sports collectibles industry because game worn items from the era when he was Lew Alcindor sell at a premium to those that he wore as Kareem Abdul-Jabbar and are much more scarce.

Notable Features:

•	Description: Presented is a 1968-1969 UCLA Bruins #33 Lew Alcindor (Kareem Abdul-Jabbar) Sand-Knit eight-button, size 46,blue colored warm-up jacket. “UCLA” vertically arched across the front in gold outlined in white tackle twill. Player’s number“33” on the left sleeve in gold outlined in white tackle twill. Both sleeves have a gold and white stripe. Sleeve ends, collar, and hem all trimmed in four-color blue-white-gold-blue sewn-in elastic knit.

•	Photo Match/Provenance: Sports Investors Authentication was able to conclusively photo match this jacket to being worn by Lew Alcindor throughout the 1968-1969 season, including when they won the men’s NCAA Division I Basketball Tournament on March22, 1969 against Purdue. Lew Alcindor was named the tournament’s Most Outstanding Player. This was the same jacket Alcindor wore when he was on the cover of Sports Illustrated (March 31, 1969). Jacket comes with a letter from Joel Platt of Sports Immortals stating he received the jacket from the equipment manager of the Los Angeles Rams and has remained in his collection since.

•	Manufacturer and Team Labeling: Sand-Knit size 46 manufacturer tag is sewn into the inside back collar. Tagging style matches exemplars on hand.

•	Wear & Repairs: The jacket shows definite signs of a season of wear. It is clear the jacket has been washed and worn many times. The tackle twill has puckered from repeated washings. There are slight stains on the front of the jacket. There are no signs of any repairs or alterations to the jacket, and it is in very good condition overall.

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Notable Defects:

There are none other than are referenced under “Notable Features – Wear and Tear”.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #ALCINDORUCLAJACKET going forward.

SERIES #AlcindorUCLAJacket
Sport	Basketball
College	UCLA
Player	Lew Alcindor
Team	UCLA
Season	1969
Memorabilia Type	Warm Up Jacket
Manufacturer
Subject	Lew Alcindor
Authentication	Sports Investors Authentication #200926F2
Grade	N/A

88

Exhibit 17 – Series Designation for #TROUTGLOVE

Exhibit 17

Series Designation of #TROUTGLOVE,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#TROUTGLOVE, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	October 12, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #TROUTGLOVE with effect from the effective date hereof and shall continue to act as the Managing Member of #TROUTGLOVE until dissolution of #TROUTGLOVE pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset	The Series Assets of #TROUTGLOVE shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #TROUTGLOVE through that certain Consignment Agreement dated as of October 2, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #TROUTGLOVE from time to time, as determined by the Managing Member in its sole discretion.
Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #TROUTGLOVE Interests the Company can issue may not exceed the purchase price, in the aggregate, of $330,000.
Number of #TROUTGLOVE Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #TROUTGLOVE Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #TROUTGLOVE sold at the Initial Offering of the #TROUTGLOVE Interests (excluding the #TROUTGLOVE Interests acquired by any Person other than Investor Members).
Other rights	Holders of #TROUTGLOVE Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #TROUTGLOVE Interests.
Officers	There shall initially be no specific officers associated with #TROUTGLOVE, although, the Managing Member may appoint Officers of #TROUTGLOVE from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

89

Schedule 1

Overview and authentication

•	#TroutGlove is among the most desirable collectables from the biggest star in baseball today. It was worn during multiple seasons and while making “The Catch”. Very few collectables have seen such prolonged player use and can be attributed to one of a star athlete’s signature moments.

•	The glove was worn throughout the 2015 and 2016 seasons. Trout received American League MVP honors in 2016, and came in 2nd in 2015 voting. The glove was also worn during both season’s All Star Games. Players use gloves for a much longer period of time than other pieces of equipment. Multiple bats may be used in a single game and numerous sets of jerseys are worn each season. Because of this, gloves are much rarer pieces of equipment, and offer collectors the ability to own something worn during a meaningful stretch of Trout’s historic career.

•	The glove was also worn during what has come to be known as “The Catch.” On September 26, 2015, Trout made a perfectly timed, leaping catch at full extension to rob Seattle Mariner Jesus Montero of a 3 run homerun. The highlight reel catch spread around the baseball world and is perhaps the athletic center fielder’s most well-known defensive play. It was a signature moment of the future Hall of Famer’s career.

•	The leather glove was manufactured by Nike and is a DE Pro model. It features a pro style sixth finger web and closed back. The size is 12.75 inches and has considerable game use throughout.

•	#TroutGlove has a letter of Authenticity from Anderson Authentics, which is Trout’s memorabilia sales and marketing company. It has also been authenticated by PSA / DNA (LOA 1G00500).

Notable Features:

•	#TroutGlove shows evidence of use throughout. The pocket and web face are well worn and a coat of pine tar surrounding the back wrist enclosure. Both the thumb and pinky finger have been reinforced with inserts.

•	Glove is signed by Trout and includes inscriptions “15-16 G/U”,” MVP”, “ASG”,” ‘The Catch’ 9-26-15”. Inscriptions refer to the seasons worn, winning the American League MVP Award, use in All Star Games, and the catch against Jesus Montero of the Mariners.

Notable Defects:

There are none other than are referenced under “Notable Features”.

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Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #TROUTGLOVE going forward.

SERIES #TroutGlove
Sport	Baseball
Professional League	Major League Baseball
Player	Mike Trout
Team	Los Angeles Angels
Year	2015-2016
Memorabilia Type	Gameworn Fielder’s Glove
Manufacturer	Nike
Subject	Mike Trout
Authentication	PSA 1G00500
Grade	N/A

91

Exhibit 18 – Series Designation for #55JACKIEROBINSONPSA10

Exhibit 18

Series Designation of #55JACKIEROBINSONPSA10,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#55JACKIEROBINSONPSA10, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	October 12, 2020
Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #55JACKIEROBINSONPSA10 with effect from the effective date hereof and shall continue to act as the Managing Member of #55JACKIEROBINSONPSA10 until dissolution of #55JACKIEROBINSONPSA10 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Initial Member	CS Asset Manager, LLC, a Delaware limited liability company
Series Asset

The Series Assets of #55JACKIEROBINSONPSA10 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #55JACKIEROBINSONPSA10 through that certain Consignment Agreement dated as of October 14, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #55JACKIEROBINSONPSA10 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.
Management Fee	As stated in Section 7.1 of the Agreement.
Issuance	Subject to Section 6.3(a)(i), the maximum number of #55JACKIEROBINSONPSA10 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $410,000.
Number of #55JACKIEROBINSONPSA10 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #55JACKIEROBINSONPSA10 Interests (including in excess of 10%), in its sole discretion, through the Offering.
Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #55JACKIEROBINSONPSA10 sold at the Initial Offering of the #55JACKIEROBINSONPSA10 Interests (excluding the #55JACKIEROBINSONPSA10 Interests acquired by any Person other than Investor Members).
Other rights	Holders of #55JACKIEROBINSONPSA10 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #55JACKIEROBINSONPSA10 Interests.
Officers	There shall initially be no specific officers associated with #55JACKIEROBINSONPSA10, although, the Managing Member may appoint Officers of #55JACKIEROBINSONPSA10 from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.

92

Schedule 1

Overview and authentication

•	#Robinson1955Card is truly a one of a kind card of the Baseball and Civil Right Movement hero, Jackie Robinson. PSA has had more than 4,000 examples submitted for grading, and this was the only card to earn a Gem Mint 10 grade.

•	The 1955 Topps is the second to last gum card that Robinson would be featured on in his career.

Notable Features:

•	The yellow background of this card is known to attract trace imperfections. This coloration of this example is flawless.

•	The Topps 1955 set features a redesign that marked the first use of a horizontal format for player depictions through the entire production run.

•	1955 was a special season for Robinson. He would win the only World Series championship of his career. This would also be the Brooklyn Dodgers sole title prior to moving west to Los Angeles.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #55JACKIEROBINSONPSA10 going forward.

SERIES #55JackieRobinsonPSA10
Sport	Baseball
Professional League	Major League Baseball
Player	Jackie Robinson
Team	Brooklyn Dodgers
Year	1955
Memorabilia Type	Card
Manufacturer	Topps
Set Number	50
Population Report	1 (PSA Gem Mint 10)
Subject	Jackie Robinson
Authentication	PSA 07002118
Grade	Gem Mint 10

93

Exhibit 19 – Series Designation for #MOOKIEBETTSGLOVE

Exhibit 19

Series Designation of #MOOKIEBETTSGLOVE,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#MOOKIEBETTSGLOVE, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #MOOKIEBETTSGLOVE with effect from the effective date hereof and shall continue to act as the Managing Member of #MOOKIEBETTSGLOVE until dissolution of #MOOKIEBETTSGLOVE pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #MOOKIEBETTSGLOVE shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #MOOKIEBETTSGLOVE through that certain Consignment Agreement dated as of October 2, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #MOOKIEBETTSGLOVE from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #MOOKIEBETTSGLOVE Interests the Company can issue may not exceed the purchase price, in the aggregate, of $75,000.

Number of #MOOKIEBETTSGLOVE Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #MOOKIEBETTSGLOVE Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #MOOKIEBETTSGLOVE sold at the Initial Offering of the #MOOKIEBETTSGLOVE Interests (excluding the #MOOKIEBETTSGLOVE Interests acquired by any Person other than Investor Members).

94

Other rights	Holders of #MOOKIEBETTSGLOVE Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #MOOKIEBETTSGLOVE Interests.

Officers	There shall initially be no specific officers associated with #MOOKIEBETTSGLOVE, although, the Managing Member may appoint Officers of #MOOKIEBETTSGLOVE from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	#MookieBettsGlove is a unique opportunity to own a piece of memorabilia from one of Major League Baseball’s superstar five tool players. This is possibly the only item Betts used throughout his historic 2018 season, where he amassed a list of accomplishments unmatched in Baseball’s history.

•	The #MookieBettsGlove was used throughout the regular and postseason. Notably, he was wearing the glove while the Red Sox secured the 2018 World Series championship over the Dodgers. The glove is signed by Betts on the right side of the wrist strap and inscribed the bible verse “Rom 8:31”.

•	#MookieBettsGlove was obtained by Betts’ offseason hitting coach, Michael Coleman - a former Major League Player and current owner of M3 Baseball Training. A notarized letter indicates that Coleman received the glove directly from Betts and the glove was Betts’ primary glove throughout the 2018 season.

•	The PSA/DNA Letter of Authenticity (Certification: 1G00537) warrants the gloves’ use throughout the 2018 regular season, postseason, and World Series. The letter includes 4 images of Betts wearing the glove during the All Star Game, American League Championship Series, and World Series.

•	The Wilson glove is a MB50 Outfielder’s model, size 12.75”. It features a Dual Post H web style.

Notable Features:

•	#MookieBettsGlove displays considerable evidence of use. The pocket, face of the web, and body of the glove all display visible wear.

•	The glove is constructed with Wilson’s top grade blue and beige tanned steerhide, bound with red and blue tanned rawhide laces.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MOOKIEBETTSGLOVE going forward.

95

SERIES #MookieBettsGlove
Sport	Baseball
Professional League	Major League Baseball
Player	Mookie Betts
Team	Boston Red Sox
Year	2018
Memorabilia Type	Gameworn Fielder’s Glove
Manufacturer	Wilson
Subject	N/A
Authentication	PSA 1G00537
Grade	N/A

96

Exhibit 20 – Series Designation for #LEBRONBLACKREFRACTOR

Exhibit 20

Series Designation of #LEBRONBLACKREFRACTOR,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#LEBRONBLACKREFRACTOR, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #LEBRONBLACKREFRACTOR with effect from the effective date hereof and shall continue to act as the Managing Member of #LEBRONBLACKREFRACTOR until dissolution of #LEBRONBLACKREFRACTOR pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #LEBRONBLACKREFRACTOR shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #LEBRONBLACKREFRACTOR through that certain Consignment Agreement dated as of October 2, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #LEBRONBLACKREFRACTOR from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #LEBRONBLACKREFRACTOR Interests the Company can issue may not exceed the purchase price, in the aggregate, of $160,000.

Number of #LEBRONBLACKREFRACTOR Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #LEBRONBLACKREFRACTOR Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #LEBRONBLACKREFRACTOR sold at the Initial Offering of the #LEBRONBLACKREFRACTOR Interests (excluding the #LEBRONBLACKREFRACTOR Interests acquired by any Person other than Investor Members).

97

Other rights	Holders of #LEBRONBLACKREFRACTOR Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #LEBRONBLACKREFRACTOR Interests.

Officers	There shall initially be no specific officers associated with #LEBRONBLACKREFRACTOR, although, the Managing Member may appoint Officers of #LEBRONBLACKREFRACTOR from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	The 2003 Topps Chrome Black Refractor LeBron James Rookie Card is considered one of the crown jewels of one of the greatest basketball players of all time. James has already secured his spot in history among the greats, and he continues to add to his achievements.

•	The black refractor series features fragile black borders, making a card in this pristine condition nearly impossible to find. This has caused pricing on these cards to become very sensitive to condition.

•	Another James Chrome Black Refractor Rookie card was sold by PWCC Marketplace for $20,000 in May 2019. It was rated PSA 10 Gem Mint.

•	The 2003 Topps Chrome Basketball set featured several versions of the LeBron James cards. PSA population reports list 5,255 examples of the base card. By contrast the regular refractor lists only 129. The Black Refractor is rarer still, with only 129 across all grades. Within the realm of rare rookie cards for the NBA superstar, the #LebronBlackRefractor is truly unique.

Notable Features:

•	Beckett authentication number 0009987911 grades centering, edges, corners, and surface as 9.5 Mint. Only 27 cards have received a 9.5 or higher from Beckett.

•	Each card is individually numbered to 500. This example is number 160.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #LEBRONBLACKREFRACTOR going forward.

98

SERIES #LebronBlackRefractor
Sport	Basketball
Professional League	National Basketball Association
Player	LeBron James
Team	Cleveland Cavaliers
Year	2003
Memorabilia Type	Trading Card
Manufacturer	Topps
Set Number	111
Population Report	27 (Beckett Gem Mint 9.5+)
Subject	LeBron James
Authentication	Beckett 0009987911
Grade	Gem Mint 9.5

99

Exhibit 21 – Series Designation for #LAMARJACKSONBASKET

Exhibit 21

Series Designation of #LAMARJACKSONBASKET,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#LAMARJACKSONBASKET, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #LAMARJACKSONBASKET with effect from the effective date hereof and shall continue to act as the Managing Member of #LAMARJACKSONBASKET until dissolution of #LAMARJACKSONBASKET pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #LAMARJACKSONBASKET shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #LAMARJACKSONBASKET through that certain Consignment Agreement dated as of October 6, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #LAMARJACKSONBASKET from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #LAMARJACKSONBASKET Interests the Company can issue may not exceed the purchase price, in the aggregate, of $100,000.

Number of #LAMARJACKSONBASKET Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #LAMARJACKSONBASKET Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #LAMARJACKSONBASKET sold at the Initial Offering of the #LAMARJACKSONBASKET Interests (excluding the #LAMARJACKSONBASKET Interests acquired by any Person other than Investor Members).

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Other rights	Holders of #LAMARJACKSONBASKET Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #LAMARJACKSONBASKET Interests.

Officers	There shall initially be no specific officers associated with #LAMARJACKSONBASKET, although, the Managing Member may appoint Officers of #LAMARJACKSONBASKET from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	#LamarJacksonBasket consists of 4 individually signed and graded cards. Given the scarcity of Lamar Jackson cards in the market, this is a unique opportunity to invest in several of the young star’s premier cards.

•	The first card is a Panini 2018 National Treasures Green Jersey Number Jersey and Autograph. Rated 9 Mint by Beckett (0011849828). Graded 10 for both centering and edges and 9 for corners and surface. The card features a swatch of jersey from the home purple uniform, and a piece of a patch. It is signed and numbered 5/8.

•	The second card is a 2018 Panini Contenders Cracked Ice Autograph. The card is signed and the autograph is graded 10 by Beckett (0012437610). The card received a 9 Mint grade. Centering and edges are 9.5, surface a 9, and corners are 8.5. It is numbered 23/24.

•	The third card is a 2018 Panini Contenders Championship Ticket Lamar Jackson Autograph. The card is graded 9.5 Gem Mint by Beckett (0012437609). Centering, edges, and surface are all 9.5. Corners are graded 9. The autograph is graded 10. It is numbered 15/49.

•	The final card is a 2018 Panini Contenders Clear Ticket Autograph. It is rated 9.5 Gem Mint by Beckett (0012437608). Centering, edges, and corners are 9.5 and surface is 9. Signature is graded 10. It is numbered 04/10

•	An autographed patch card from Panini’s 2018 National Treasures set sold in auction for $30,000 in December 2019

Notable Features:

•	Each card features a clear signature in blue ink, with Jackson’s number 8 inscribed.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #LAMARJACKSONBASKET going forward.

101

SERIES #LamarJacksonBasket
Sport	Football
Professional League	National Football League
Player	Lamar Jackson
Team	Baltimore Ravens
Year	2018
Memorabilia Type	Trading Cards
Manufacturer	Panini
Set Number	National Treasures: 165 Cracked Ice: 112B Championship Ticket: 112A Clear Ticket: 112B
Population Report	National Treasures: 61 (Beckett 9+) Cracked Ice: 13 (Beckett 9+) Championship Ticket: 13 (Beckett 9.5+) Clear Ticket: 7 (Beckett 9.5+)
Subject	Lamar Jackson
Authentication	Beckett: 0011849828 0012437610 0012437609 0012437608
Grade	National Treasures: 9 Cracked Ice: 9 Championship Ticket: 9.5 Clear Ticket: 9.5

102

Exhibit 22 – Series Designation for #GIANNISRPA

Exhibit 22

Series Designation of #GIANNISRPA,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#GIANNISRPA, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #GIANNISRPA with effect from the effective date hereof and shall continue to act as the Managing Member of #GIANNISRPA until dissolution of #GIANNISRPA pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #GIANNISRPA shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #GIANNISRPA through that certain Consignment Agreement dated as of November 4, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #GIANNISRPA from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #GIANNISRPA Interests the Company can issue may not exceed the purchase price, in the aggregate, of $140,000.

Number of #GIANNISRPA Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #GIANNISRPA Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #GIANNISRPA sold at the Initial Offering of the #GIANNISRPA Interests (excluding the #GIANNISRPA Interests acquired by any Person other than Investor Members).

Other rights	Holders of #GIANNISRPA Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #GIANNISRPA Interests.

103

Officers	There shall initially be no specific officers associated with #GIANNISRPA, although, the Managing Member may appoint Officers of #GIANNISRPA from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	2013 Panini National Treasure Giannis Antetokounmpo Patch Autograph is considered the Giannis Antetokounmpo rookie card. PSA has given only 3 other cards a 9+ Mint rating, making mint examples extremely hard to come by.

•	Numbered to 99, the National Treasure card has it all: memorabilia, autograph, limited production, and a well-established set for rookies. Beckett ranks it as the top Antetokounmpo rookie card, by a “decent margin.”

•	The card features an exceptionally large jersey patch with an on-card signature below.

•	The PSA 9 Mint rating is certification number 44386206,

Notable Features:

•	The card is autographed in bold blue ink, with no smudging or issues to be found.

•	The large jersey insert contains 2 separate patches, from what appears to be the jersey's rear name plate.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #GIANNISRPA going forward.

104

SERIES #GiannisRPA
Sport	Basketball
Professional League	National Basketball Association
Player	Giannis Antetokounmpo
Team	Milwaukee Bucks
Year	2013
Memorabilia Type	Card
Manufacturer	Panini
Set Number	130
Population Report	4 (PSA Mint 9+)
Subject	Giannis Antetokounmpo
Authentication	PSA 44386206
Grade	Mint 9

105

Exhibit 23 – Series Designation for #BRADYROOKIE

Exhibit 23

Series Designation of #BRADYROOKIE,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#BRADYROOKIE, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #BRADYROOKIE with effect from the effective date hereof and shall continue to act as the Managing Member of #BRADYROOKIE until dissolution of #BRADYROOKIE pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #BRADYROOKIE shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #BRADYROOKIE through that certain Consignment Agreement dated as of October 6, 2020, as amended as of November 4, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #BRADYROOKIE from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #BRADYROOKIE Interests the Company can issue may not exceed the purchase price, in the aggregate, of $80,000.

Number of #BRADYROOKIE Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #BRADYROOKIE Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #BRADYROOKIE sold at the Initial Offering of the #BRADYROOKIE Interests (excluding the #BRADYROOKIE Interests acquired by any Person other than Investor Members).

Other rights	Holders of #BRADYROOKIE Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #BRADYROOKIE Interests.

106

Officers	There shall initially be no specific officers associated with #BRADYROOKIE, although, the Managing Member may appoint Officers of #BRADYROOKIE from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	Beckett lists nearly 50 different Tom Brady rookie cards that were printed. They rank the SP Authentic to be the second most desirable, falling behind only a limited run autographed card.

•	The card hails from an era prior to memorabilia and autographs taking over the card industry. At this time, brands were crucial in determining collectability. SP Authentics was firmly positioned as the hobby’s premium brand. This position helped this set appeal to wide variety of collectors and helped establish the #BradyRookie as the most recognized Brady rookie card.

•	With only 1,250 cards printed, and less than 100 with a PSA Gem Mint 10 grade, demand for this card far exceeds supply of this elite offering.

Notable Features:

•	The 2000 SP Authentic football set consisted of 60 short printed rookie cards, each of which has a full color, action photo of the player with a white border, silver foil highlights and the SP Authentic logo.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #BRADYROOKIE going forward.

107

SERIES #BradyRookie
Sport	Football
Professional League	National Football League
Player	Tom Brady
Team	New England Patriots
Year	2000
Memorabilia Type	Trading Card
Manufacturer	SP Authentic
Set Number	118
Population Report	98 (PSA Gem Mint 10’s)
Subject	Tom Brady
Authentication	PSA 23437316
Grade	Gem Mint 10

108

Exhibit 24 – Series Designation for #1986WAX

Exhibit 24

Series Designation of #1986WAX,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#1986WAX, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #1986WAX with effect from the effective date hereof and shall continue to act as the Managing Member of #1986WAX until dissolution of #1986WAX pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #1986WAX shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #1986WAX through that certain Consignment Agreement dated as of October 7, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #1986WAX from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #1986WAX Interests the Company can issue may not exceed the purchase price, in the aggregate, of $200,000.

Number of #1986WAX Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #1986WAX Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #1986WAX sold at the Initial Offering of the #1986WAX Interests (excluding the #1986WAX Interests acquired by any Person other than Investor Members).

Other rights	Holders of #1986WAX Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #1986WAX Interests.

109

Officers	There shall initially be no specific officers associated with #1986WAX, although, the Managing Member may appoint Officers of #1986WAX from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	#1986Wax is an original retail box with 36 fresh unopened wax packs. Each pack contains 12 cards and 1 sticker.

•	This set is considered the premier basketball set to own, its status and significance is on the level of the 1952 Topps baseball set. Supply of these rare boxes cannot keep up with growing demand each year.

•	The 1986 class of rookies, highlighted by Michael Jordan, is perhaps the most accomplished in NBA history. A short list of stars and HoFers who appear in this set (many their rookie debut) include Michael Jordan, Charles Barkley, Clyde Drexler, Joe Dumars, Patrick Ewing, Karl Malone, Manute Bol, Wayman Tisdale, Chris Mullin, Hakeem Olajuwon, Isiah Thomas, Dominique Wilkins, James Worthy, Patrick Ewing, Magic Johnson, Julius Erving, Larry Bird and Kareem Abdul-Jabbar.

Notable Features:

•	#1986Wax has a rookie Michael Jordan card visible through the front of the package. This guarantees that at least one Jordan rookie is contained. There could be additional cards contained within, each one potentially worth $100,000.

•	The package contains 432 cards and 36 stickers.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #1986WAX going forward.

110

SERIES #1986Wax
Sport	Basketball
Professional League	National Basketball Association
Player	Various
Team	Various
Year	1986
Memorabilia Type	Trading Cards
Manufacturer	Fleer
Set Number	N/A
Population Report	N/A
Subject	Various
Authentication	N/A
Grade	N/A

111

Exhibit 25 – Series Designation for #SEAVER1971PSA10

Exhibit 25

Series Designation of #SEAVER1971PSA10,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#SEAVER1971PSA10, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #SEAVER1971PSA10 with effect from the effective date hereof and shall continue to act as the Managing Member of #SEAVER1971PSA10 until dissolution of #SEAVER1971PSA10 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #SEAVER1971PSA10 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #SEAVER1971PSA10 through that certain Consignment Agreement dated as of September 30, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #SEAVER1971PSA10 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #SEAVER1971PSA10 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $95,000.

Number of #SEAVER1971PSA10 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #SEAVER1971PSA10 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #SEAVER1971PSA10 sold at the Initial Offering of the #SEAVER1971PSA10 Interests (excluding the #SEAVER1971PSA10 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #SEAVER1971PSA10 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #SEAVER1971PSA10 Interests.

112

Officers	There shall initially be no specific officers associated with #SEAVER1971PSA10, although, the Managing Member may appoint Officers of #SEAVER1971PSA10 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	#Seaver1971PSA10 is the only 1971 Topps Tom Seaver graded PSA Gem Mint 10. This is an incredibly rare opportunity to own an elite card of the generational, all-time great pitcher.

•	The 1971 Topps set features a black border around the edges. Collectors value the aesthetic appeal, but the finish is notoriously fragile. The edges chip and any bend is magnified by the contrasting white paper against the black border. The set is difficult to complete in good condition. Perhaps as a result of this design, PSA has only graded 6 cards, out of nearly 1,700, a Mint 9 or better. And #Seaver1971PSA10 is the only card to ever receive a Gem Mint 10 grade.

•	Given Seaver’s prominence and condition sensitivity of the 1971 Topps set, the demand for this high grade card will far outstrip supply.

Notable Features:

•	Aside from the 1971 Topps set’s renowned black borders, the front of these cards showcase the player's name and position in lowercase letters, with the team name in uppercase. The card's back boasts a black and white snapshot of each player and abbreviated statistics that reveal the player's 1970 and career stats. Also featured is a short bio and lines indicating the player's first year in pro ball and first major league game.

•	The image of Seaver shows him following through on a pitch, and features a printed signature in black ink.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #SEAVER1971PSA10 going forward.

113

SERIES #SEAVER1971PSA10
Sport	Baseball
Professional League	Major League Baseball
Player	Tom Seaver
Team	New York Mets
Year	1971
Memorabilia Type	Trading Card
Manufacturer	Topps
Set Number	160
Population Report	1 (PSA Gem Mint 10s)
Subject	Tom Seaver
Authentication	03000903
Grade	Gem Mint 10

114

Exhibit 26 – Series Designation for #GRETZKYOPEECHEE1979

Exhibit 26

Series Designation of #GRETZKYOPEECHEE1979,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#GRETZKYOPEECHEE1979, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #GRETZKYOPEECHEE1979 with effect from the effective date hereof and shall continue to act as the Managing Member of #GRETZKYOPEECHEE1979 until dissolution of #GRETZKYOPEECHEE1979 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #GRETZKYOPEECHEE1979 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #GRETZKYOPEECHEE1979 through that certain Consignment Agreement dated as of November 1, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #GRETZKYOPEECHEE1979 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #GRETZKYOPEECHEE1979 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $85,000.

Number of #GRETZKYOPEECHEE1979 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #GRETZKYOPEECHEE1979 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #GRETZKYOPEECHEE1979 sold at the Initial Offering of the #GRETZKYOPEECHEE1979 Interests (excluding the #GRETZKYOPEECHEE1979 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #GRETZKYOPEECHEE1979 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #GRETZKYOPEECHEE1979 Interests.

115

Officers	There shall initially be no specific officers associated with #GRETZKYOPEECHEE1979, although, the Managing Member may appoint Officers of #GRETZKYOPEECHEE1979 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	#GretzkyOpeechee1979 is one of 89 PSA9 1979 Wayne Gretzky O-Pee-Chee .This is the key rookie card of hockey's greatest player.

•	The 1979 O-Pee-Chee set has to contend with a few major condition obstacles including chipping along the blue border, print defects and severe rough-cuts, making PSA Mint 9 or better examples very hard to come by. In addition, the centering on this card is often found in the 60/40 or worse range.

•	The card boasts beautiful centering with fantastic borders and sharp corners. Well printed with wonderful color and clarity.

Notable Features:

•	O-Pee-Chee cards from this era are known for their rough edges. The reason why the uneven edges are so common to see is because the company would cut the sheets its cards were printed on with wires and the stacked sheets could also shift during the cutting process.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #GretzkyOpeechee1979 going forward.

116

SERIES #GretzkyOpeechee1979
Sport	Hockey
Professional League	National Hockey League
Player	Wayne Gretzky
Team	Edmonton Oilers
Year	1979
Memorabilia Type	Trading Cards
Manufacturer	O-Pee-Chee
Number	18
Population Report	89 (PSA 9)
Subject	Wayne Gretzky
Authentication	24660286
Grade	PSA 9

117

Exhibit 27 – Series Designation for #ZIONRPABGS9

Exhibit 27

Series Designation of #ZIONRPABGS9,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#ZIONRPABGS9, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	October 12, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #ZIONRPABGS9 with effect from the effective date hereof and shall continue to act as the Managing Member of #ZIONRPABGS9 until dissolution of #ZIONRPABGS9 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset

The Series Assets of #ZIONRPABGS9 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #ZIONRPABGS9 through that certain Consignment Agreement dated as of October 14, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #ZIONRPABGS9 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #ZIONRPABGS9 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $140,000.

Number of #ZIONRPABGS9 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #ZIONRPABGS9 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #ZIONRPABGS9 sold at the Initial Offering of the #ZIONRPABGS9 Interests (excluding the #ZIONRPABGS9 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #ZIONRPABGS9 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #ZIONRPABGS9 Interests.

118

Officers	There shall initially be no specific officers associated with #ZIONRPABGS9, although, the Managing Member may appoint Officers of #ZIONRPABGS9 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	#ZionRPABGS9 is one of 8 Beckett Mint 9 Zion Williamson Rookie National Treasures Autograph Patch cards. This rookie card checks just about every box a collector dreams of: NBA phenom, high-end set, memorabilia, autograph, and a rare high grade.

•	Panini has an exclusive deal with Williamson, making them the only card company that can print his autograph and/or memorabilia cards. Beckett calls the National Treasures Autograph Patch card the “Cadillac” of Williamson rookie cards. #ZionRPABGS9 is an even rarer version (Stars and Stripes), of which production was less than a third of the ‘traditional’ card.

•	The card is numbered 22/30.

Notable Features:

•	The vertically oriented card features a photo of Williamson taking a shot across the left side of the card. A large piece of a game worn jersey, with what appears to be pieces of the letters ‘R’ and ‘L’ from the front of the jersey’s ‘New Orleans’ script, dominates the center of the card. Below that is a clear, bold autograph in blue ink.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #ZionRPABGS99 going forward.

119

SERIES #ZionRPABGS9
Sport	Basketball
Professional League	National Basketball Association
Player	Zion Williamson
Team	New Orleans Pelicans
Year	2019-20
Memorabilia Type	Trading Cards
Manufacturer	Panini
Number	108
Population Report	8 (Beckett Mint 9+)
Subject	Zion Williamson
Authentication	0012261016
Grade	Beckett Mint 9

120

Exhibit 28 – Series Designation for #BANKS1954PSA9

Exhibit 28

Series Designation of #BANKS1954PSA9,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#GRETZKYOPEECHEE1979, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	November 4, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #BANKS1954PSA9 with effect from the effective date hereof and shall continue to act as the Managing Member of #BANKS1954PSA9 until dissolution of #BANKS1954PSA9 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #BANKS1954PSA9 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #BANKS1954PSA9 through that certain Consignment Agreement dated as of November 2, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #BANKS1954PSA9 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #BANKS1954PSA9 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $90,000.

Number of #BANKS1954PSA9 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #BANKS1954PSA9 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #BANKS1954PSA9 sold at the Initial Offering of the #BANKS1954PSA9 Interests (excluding the #BANKS1954PSA9 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #BANKS1954PSA9 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #BANKS1954PSA9 Interests.

121

Officers	There shall initially be no specific officers associated with #BANKS1954PSA9, although, the Managing Member may appoint Officers of #BANKS1954PSA9 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Overview and authentication

•	#Banks1954Topps9 is a core asset in one of the most popular baseball card sets ever made, containing 250 cards. The 1954 Topps set contains three ultra-important rookie cards - #94 Ernie Banks, #128 Hank Aaron and #201 Al Kaline, all Hall of Famers.

•	The 1954 Topps set carries historical significance for the history of the trading card industry. It was produced during heated competition between two rival manufacturers, the more established Bowman and the upstart Topps.

•	This asset is Ernie Banks rookie card, and certainly his most prominent and valuable card produced. One of the unique aspects of his rookie card is how young Banks looks in his headshot.

•	The card itself can be challenging to find well-centered and absent pesky print defects in the white background.

Notable Features:

•	#Banks1954Topps9 has considerable eye appeal, considered one of the most aesthetically pleasing cards in circulation. The card boasts four strong corners, fresh edges, and near flawless surfaces.

•	The asset’s print and coloring is virtually pack fresh with zero print snow or other notable blemishes.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #BANKS1954PSA9 going forward.

122

SERIES #Banks1954PSA9
Sport	Baseball
Professional League	Major League Baseball
Player	Ernie Banks
Team	Chicago Cubs
Year	1954
Memorabilia Type	Trading Card
Manufacturer	Topps
Set Number	#94
Population Report	N/A
Subject	Ernie Banks
Authentication	PSA 31438411
Grade	Mint 9

123

Exhibit 29 – Series Designation for #MANTLE1952BOWMANPSA8

Exhibit 29

Series Designation of #MANTLE1952BOWMANPSA8,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#MANTLE1952BOWMANPSA8, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	November 4, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #MANTLE1952BOWMANPSA8 with effect from the effective date hereof and shall continue to act as the Managing Member of #MANTLE1952BOWMANPSA8 until dissolution of #MANTLE1952BOWMANPSA8 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #MANTLE1952BOWMANPSA8 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #MANTLE1952BOWMANPSA8 through that certain Consignment Agreement dated as of November 2, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #MANTLE1952BOWMANPSA8 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #MANTLE1952BOWMANPSA8 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $20,000.

Number of #MANTLE1952BOWMANPSA8 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #MANTLE1952BOWMANPSA8 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.
Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #MANTLE1952BOWMANPSA8 sold at the Initial Offering of the #MANTLE1952BOWMANPSA8 Interests (excluding the #MANTLE1952BOWMANPSA8 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #MANTLE1952BOWMANPSA8 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #MANTLE1952BOWMANPSA8 Interests.

124

Officers	There shall initially be no specific officers associated with #MANTLE1952BOWMANPSA8, although, the Managing Member may appoint Officers of #MANTLE1952BOWMANPSA8 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Asset Description

Overview and authentication

•	#MantleBowman1952PSA8 is a very important second-year issue of Mickey Mantle and considered one of his best looking cards.

•	The 1952 Bowman is considered one of the most underappreciated and overlooked Mantle cards throughout the years despite its aesthetics. Much attention has been paid to his classic 1952 Topps card, a card with a larger format and stronger overall set; however, many view the ‘52 Bowman as a more affordable and underappreciated alternative. The 1952 Bowman’s are considered an “elegant alternative” to the Topps issue, and represent a rare affordable offering from that golden post-War era of sports cards.

•

In 1952, Mantle began to develop into the superstar he would become. He hit .311 with 23 home runs and 94 runs scored, making his first All-Star appearance. The very next year, Mantle would begin a run of nine straight seasons of 100 runs scored or more as part of a potent Yankee lineup.

The 1952 Bowman set showcases 252 cards.

Notable Features:

•	Measuring 2-⅙” by 3-⅛”, card fronts feature artistic reproductions of player photos and facsimile autographs. The backs include personal data, biographical information, the card number and details on a mail-in offer.

•	The card contains bright white borders, fresh edges, and great print abound from every angle.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #MANTLE1952BOWMANPSA89 going forward.

125

SERIES #Mantle1952BowmanPSA8
Sport	Baseball
Professional League	Major League Baseball
Player	Mickey Mantle
Team	New York Yankees
Year	1952
Memorabilia Type	Card
Manufacturer	Bowman
Card Number	101
Population Report	114 (PSA 8)
Subject	Mickey Mantle
Authentication	PSA 28437160
Grade	NM-MT 8

126

Exhibit 30 – Series Designation for #KOUFAX1955PSA8.5

Exhibit 30

Series Designation of #KOUFAX1955PSA8.5,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#KOUFAX1955PSA8.5, a series of Collectable Sports Assets, LLC, a Delaware limited liability company
Date of establishment	November 4, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #KOUFAX1955PSA8.5 with effect from the effective date hereof and shall continue to act as the Managing Member of #KOUFAX1955PSA8.5 until dissolution of #KOUFAX1955PSA8.5 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #KOUFAX1955PSA8.5 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #KOUFAX1955PSA8.5 through that certain Consignment Agreement dated as of November 2, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #KOUFAX1955PSA8.5 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #KOUFAX1955PSA8.5 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $35,000.

Number of #KOUFAX1955PSA8.5 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #KOUFAX1955PSA8.5 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #KOUFAX1955PSA8.5 sold at the Initial Offering of the #KOUFAX1955PSA8.5 Interests (excluding the #KOUFAX1955PSA8.5 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #KOUFAX1955PSA8.5 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #KOUFAX1955PSA8.5 Interests.

127

Officers	There shall initially be no specific officers associated with #KOUFAX1955PSA8.5, although, the Managing Member may appoint Officers of #KOUFAX1955PSA8.5 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Asset Description

Overview and authentication

•	#Koufax1955PSA8.5 is Sandy Koufax’s rookie card and the clear card to own of the baseball icon.

•	One of the key pillars in the 1955 Topps baseball set, a set that has always been regarded as one of Topps’ best productions.

•	Given the light colored background along the face of the card, any condition issues are easily seen making high grades rare and valuable.

•	The card is considered one of the most iconic and coveted cards of the Post-War Era.

•	Koufax’s portrait has been described as “unassuming and near-perfect, much like the pitcher was on the mound.”

Notable Features:

•	The debut-year collectible of Koufax has never relinquished its status as one of the most visually captivating gum cards ever made. The card features a youthful but deceptively innocent-looking Sandy Koufax.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #KOUFAX1955PSA8.59 going forward.

128

SERIES # Koufax1955PSA8.5
Sport	Baseball
Professional League	Major League Baseball
Player	Sandy Koufax
Team	Los Angeles Dodgers
Year	1955
Memorabilia Type	Trading Card
Manufacturer	Topps
Card Number	#123
Population Report	17 (NM-MT 8 +)
Subject	Sandy Koufax
Authentication	PSA 28666119
Grade	NM-MT + 8.5

129

Exhibit 31 – Series Designation for #DURANTCHROMEREFRACTORPSA10

Exhibit 31

Series Designation of #DURANTCHROMEREFRACTORPSA10,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#DURANTCHROMEREFRACTORPSA10, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	November 4, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #DURANTCHROMEREFRACTORPSA10 with effect from the effective date hereof and shall continue to act as the Managing Member of #DURANTCHROMEREFRACTORPSA10 until dissolution of #DURANTCHROMEREFRACTORPSA10 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #DURANTCHROMEREFRACTORPSA10 shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #DURANTCHROMEREFRACTORPSA10 through that certain Consignment Agreement dated as of November 2, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #DURANTCHROMEREFRACTORPSA10 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #DURANTCHROMEREFRACTORPSA10 Interests the Company can issue may not exceed the purchase price, in the aggregate, of $20,000.

Number of #DURANTCHROMEREFRACTORPSA10 Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #DURANTCHROMEREFRACTORPSA10 Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #DURANTCHROMEREFRACTORPSA10 sold at the Initial Offering of the #DURANTCHROMEREFRACTORPSA10 Interests (excluding the #DURANTCHROMEREFRACTORPSA10 Interests acquired by any Person other than Investor Members).

Other rights	Holders of #DURANTCHROMEREFRACTORPSA10 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #DURANTCHROMEREFRACTORPSA10 Interests.

130

Officers	There shall initially be no specific officers associated with #DURANTCHROMEREFRACTORPSA10, although, the Managing Member may appoint Officers of #DURANTCHROMEREFRACTORPSA10 from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Asset Description

Overview and authentication

•	The 2007 Topps Chrome Refractor Kevin Durant Rookie Card is considered one of the crown jewels of one of the greatest basketball players of all time. James has already secured his spot in history among the greats, and he continues to add to his achievements.

•	This 2007 Topps basketball set features 160-cards featuring past legends and contemporary stars in cards #1-#110, with NBA rookies found on cards #111-#160. Kevin Durant is the key rookie to the set. Along with standard base cards comes a host of serial numbered parallels and inserts, notably the 1957/58 variations featuring contemporary players.

•	Its susceptible chromium surface combined with centering issues and perimeter sensitivity on its make this car difficult to source in top condition.

•	This iconic '07 Topps Chrome Refractor parallel depicts the future HOFer in a classic Seattle Super Sonics jersey during his rookie campaign.

Notable Features:

•	Bordered by faultless edges and rock-solid GEM MINT corners. The surfaces are void of any typical refractor lines with vivid color and precise registration.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #DURANTCHROMEREFRACTORPSA109 going forward.

131

SERIES #DurantChromeRefractorPSA
Sport	Basketball
Professional League	National Basketball Association
Player	Kevin Durant
Team	Seattle Supersonics
Year	2007
Memorabilia Type	Trading Card
Manufacturer	Topps
Number	131
Population Report	12500
Subject	Kevin Durant
Authentication	PSA 29022979
Grade	GEM MT 10

132

Exhibit 32 – Series Designation for #GIANNISIMMACULATE

Exhibit 32

Series Designation of #GIANNISIMMACULATE,
a series of Collectable Sports Assets, LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Collectable Sports Assets, LLC, as in effect as of the effective date set forth below (the “Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement.

Name of Series	#GIANNISIMMACULATE, a series of Collectable Sports Assets, LLC, a Delaware limited liability company

Date of establishment	November 4, 2020

Managing Member	CS Asset Manager, LLC, a Delaware limited liability company, is appointed as the Managing Member of #GIANNISIMMACULATE with effect from the effective date hereof and shall continue to act as the Managing Member of #GIANNISIMMACULATE until dissolution of #GIANNISIMMACULATE pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member	CS Asset Manager, LLC, a Delaware limited liability company

Series Asset	The Series Assets of #GIANNISIMMACULATE shall comprise the asset as further described in Schedule 1 attached hereto, which will be acquired by #GIANNISIMMACULATE through that certain Consignment Agreement dated as of October 31, 2020, and any assets and liabilities associated with such asset and such other assets and liabilities acquired by #GIANNISIMMACULATE from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	CS Asset Manager, LLC, a Delaware limited liability company.

Management Fee	As stated in Section 7.1 of the Agreement.

Issuance	Subject to Section 6.3(a)(i), the maximum number of #GIANNISIMMACULATE Interests the Company can issue may not exceed the purchase price, in the aggregate, of $75,000.

Number of #GIANNISIMMACULATE Interests held by the Managing Member and its Affiliates	The Managing Member must purchase a minimum of 0.5% and may purchase additional #GIANNISIMMACULATE Interests (including in excess of 10%), in its sole discretion, through the Offering.

Broker	Dalmore Group, LLC, a New York limited liability company.

Brokerage Fee	Up to 1.00% of the gross proceeds of the Interests from #GIANNISIMMACULATE sold at the Initial Offering of the #GIANNISIMMACULATE Interests (excluding the #GIANNISIMMACULATE Interests acquired by any Person other than Investor Members).

Other rights	Holders of #GIANNISIMMACULATE Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of #GIANNISIMMACULATE Interests.

133

Officers	There shall initially be no specific officers associated with #GIANNISIMMACULATE, although, the Managing Member may appoint Officers of #GIANNISIMMACULATE from time to time, in its sole discretion.

Aggregate Ownership Limit	As stated in Section 1.1.

Minimum Interests	One (1) Interest per Member.

Schedule 1

Asset Description

Overview and authentication

•	Considered one of the hottest Rookie Patch Autographs on the market of one of the NBA’s most talented and marketable young stars. With the overall popularity and importance that comes with these elite Immaculate Collection RPA’s, the limited print runs create favorable supply and demand dynamics for long term returns.

Prominent collectors consider Giannis Antetokounmpo to have similar collectibility to immortals like Michael Jordan and LeBron James.

•	The limited-edition piece is serial-numbered "54/99." Gem Mint condition.

•	There are only 7 2013 Panini Immaculate Autograph Patch #131 graded a PSA Gem Mint 10

Notable Features:

•	This card presents an action image of the young Milwaukee Bucks star, along with a desirable multi-colored and letter-segment, event-worn jersey patch. He has penned a very strong, blue ink signature on the obverse of the "Immaculate Collection" entry.

•	Text on the card's back states Panini America, Inc.'s warranty for the authenticity of the signature and genuineness of the patch component, and serves as the item's COA.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #GIANNISIMMACULATE9 going forward.

134

SERIES #GiannisImmaculate
Sport	Basketball
Professional League	National Basketball Association
Player	Giannis Antetokounmpo
Team	Milwaukee Bucks
Year	2013
Memorabilia Type	Trading Card
Manufacturer	Panini
Card	131
Numbered	54/99
Subject	Giannis Antetokounmpo
Authentication	PSA 27614437
Grade	GEM MT 10

135

2.	Subscription Agreement

FORM OF SUBSCRIPTION AGREEMENT

[Name of Series], a series of Collectable Sports Assets, LLC

Interests are offered through Dalmore Group, LLC, a New York limited liability company, a registered broker-dealer and a member of FINRA and SIPC (“Broker”)

Form of Subscription Agreement to subscribe for [Name of Series], a series of Collectable Sports Assets, LLC

Legal name of Purchaser

Number of [Name of Series] Interests subscribed for

Price of [Name of Series] Interests subscribed for	$

PAYMENT DETAILS

Please complete the following ACH payment details in order to automatically transfer money into the escrow account:

Account Number:

Routing Number:

136

SUBSCRIPTION AGREEMENT

[NAME OF SERIES], A SERIES OF COLLECTABLE SPORTS ASSETS, LLC

CS Asset Manager, LLC

333 Westchester Avenue

Suite W2100

White Plains, NY 10604

Ladies and Gentlemen:

1.	Subscription. The person named on the front of this subscription agreement (the “Purchaser”) (this “Subscription Agreement”), intending to be legally bound, hereby irrevocably agrees to purchase from [Name of Series], a series of Collectable Sports Assets, LLC, a Delaware series limited liability company (the “Company”), the number of [Name of Series] Interests (the “[Name of Series] Interests”) set forth on the front of this Subscription Agreement at a purchase price of $[Insert Purchase Price] (USD) per [Name of Series] Interest and on the terms and conditions of the Amended and Restated Limited Liability Company Agreement governing the Company dated June 5, 2020, as the same may be amended and restated from time to time (the “Operating Agreement”), a copy of which the Purchaser has received and read.

This subscription is submitted by the Purchaser in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the exempt offering by the Company of up to [2,000] [Name of Series] Interests for maximum aggregate gross proceeds of $_______ (the “Offering”), unless further [Name of Series] Interests are issued by the Company in accordance with the terms of the Operating Agreement.

Upon the basis of the representations and warranties, and subject to the terms and conditions, set forth herein, the Company agrees to issue and sell the [Name of Series] Interests to the Purchaser on the date the Offering is closed (the “Closing”) for the aggregate purchase price set forth on the front page hereto (the “Subscription Price”).

2.	Payment. Concurrent with the execution hereof, the Purchaser authorizes (i) North Capital Private Securities Corporation, a Delaware corporation and a registered broker-dealer, member FINRA and SICP (the “Escrow Agent”) as escrow agent for the Company, to request the Subscription Price from the Purchaser’s bank (details of which are set out in the “Payment Details” section above) or (ii) the transfer of funds in an amount equal to the Subscription Price from the Purchaser’s bank account into the escrow account. The Company shall cause the Escrow Agent to maintain all such funds for the Purchaser’s benefit in a segregated non-interest-bearing account in the name of North Capital Private Securities Corporation for further credit to “Series #[Series Name], a series of Collectable Sports Assets, LLC – [Investor Name]”, until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the termination of the Offering as set forth in Section 3.1.

3.	Termination of Offering or Rejection of Subscription.

3.1.	In the event that the Company does not effect a Closing, this Offering shall terminate upon the earlier of: (a) the date which is one year from the Offering being qualified by the U.S. Securities and Exchange Commission (the “SEC”), which period may be extended for an additional six (6) months by CS Asset Manager, LLC, a Delaware limited liability company, the managing member of the Company (the “Manager”) in its sole discretion, or (b) the date that the Offering is terminated by the Manager in its sole discretion. Upon termination of the Offering, the Company will cause its payment services provider or the Escrow Agent, as applicable, to refund promptly the Subscription Price paid by the Purchaser, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

3.2.	The Purchaser understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for [Name of Series] Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause its payment services provider or the Escrow Agent, as applicable, to return promptly the rejected Subscription Price or the rejected portion thereof to the Purchaser without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

137

4.	Acceptance of Subscription. At the Closing, if the Manager accepts this subscription in whole or in part, the Company shall execute and deliver to the Purchaser a counterpart executed copy of this Subscription Agreement and cause the Escrow Agent to release the Subscription Price (or applicable portion thereof if such subscription is only accepted in part) to the Company for the benefit of [Name of Series] (less any Offering Expenses as defined in the Offering Circular). The Company shall have no obligation hereunder until the Company shall execute and deliver to the Purchaser an executed copy of this Subscription Agreement, and until the Purchaser shall have executed and delivered to the Manager this Subscription Agreement and a substitute Form W-9 (if applicable) and shall have deposited the Purchase Price in accordance with this Agreement. The Purchaser understands and agrees that this subscription is made subject to the condition that the [Name of Series] Interests to be issued and delivered on account of this subscription will be issued only in the name of and delivered only to the Purchaser. Effective upon the Company’s execution of this Subscription Agreement, the Purchaser shall be a member of the Company, and the Purchaser agrees to adhere to and be bound by, the terms and conditions of the Operating Agreement as if the Purchaser were a party to it (and grants to the Manager the power of attorney described therein).

5.	Representations and Warranties, Acknowledgments, and Agreements. The Purchaser hereby acknowledges, represents, warrants and agrees to and with the Company, [Name of Series] and the Manager as follows:

(a) The Purchaser is aware that an investment in the [Name of Series] Interests involves a significant degree of risk, and has received the Company’s Offering Circular dated ______________, 2020 (the “Offering Circular”), which contains, in particular, the “Risk Factors” section therein.  The Purchaser understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such “Risk Factors”. The Purchaser acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company or its financial condition.

(b) The offering and sale of the [Name of Series] Interests has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws.  The Purchaser understands that the offering and sale of the [Name of Series] Interests is intended to be exempt from registration under the Securities Act, by virtue of Tier 2 of Regulation A thereof, based, in part, upon the representations, warranties and agreements of the Purchaser contained in this Subscription Agreement, including, without limitation, the investor qualification (“Investor Qualification and Attestation”) immediately following the signature page of this Subscription Agreement.  The Purchaser is purchasing the [Name of Series] Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

(c) The Purchaser, as set forth in the Investor Certification attached hereto, as of the date hereof is a “qualified purchaser” as that term is defined in Regulation A (a “Qualified Purchaser”).  The Purchaser agrees to promptly provide the Manager, the Broker (as defined on the first page hereto) and their respective agents with such other information as may be reasonably necessary for them to confirm the Qualified Purchaser status of the Purchaser.

(d) The Purchaser acknowledges that the Purchaser’s responses to the investor qualification questions posed and reflected in the Investor Qualification and Attestation, are complete and accurate as of the date hereof.

(e) The Purchaser acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the Offering of the [Name of Series] Interests.

138

(f) In evaluating the suitability of an investment in the [Name of Series] Interests, the Purchaser has not relied upon any representation or information (oral or written) other than as set forth in the Offering Circular, the Operating Agreement and this Subscription Agreement.

(g) Except as previously disclosed in writing to the Company, the Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finders’ fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and, in turn, to be paid to its selected dealers, and in all instances the Purchaser shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to paragraph 6 of this Subscription Agreement.

(h) The Purchaser, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Circular to evaluate the merits and risks of an investment in the [Name of Series] Interests and the Company and to make an informed investment decision with respect thereto.

(i) The Purchaser is not relying on the Company, the Manager, the Broker or any of their respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the [Name of Series] Interests, other than with respect to the opinion of legality of legal counsel provided at Exhibit [X] to the Offering Circular, and the Purchaser has relied on the advice of, or has consulted with, only its own advisors, if any, whom the Purchaser has deemed necessary or appropriate in connection with its purchase of the [Name of Series] Interests.

(j) No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Purchaser or any of the Purchaser's affiliates is required for the execution of this Subscription Agreement or the performance of the Purchaser's obligations hereunder, including, without limitation, the purchase of the [Name of Series] Interests by the Purchaser.

(k) The Purchaser has adequate means of providing for such Purchaser’s current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the [Name of Series] Interests for an indefinite period of time.

(l) The Purchaser (i) if a natural person, represents that the Purchaser has reached the age of 21 (or 18 in states with such applicable age limit) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (ii) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the [Name of Series] Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the [Name of Series] Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Purchaser is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity.  The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Purchaser is a party or by which it is bound.

139

(m) Any power of attorney of the Purchaser granted in favor of the Manager contained in the Operating Agreement has been executed by the Purchaser in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

(n) If an entity, the Purchaser has its principal place of business or, if a natural person, the Purchaser has its primary residence, in the jurisdiction (state and/or country) set forth in the “Investor Qualification and Attestation” section of this Subscription Agreement.  The Purchaser first learned of the offer and sale of the [Name of Series] Interests in the state listed in the “Investor Qualification and Attestation” section of this Subscription Agreement, and the Purchaser intends that the securities laws of that state shall govern the purchase of the Purchaser’s [Name of Series] Interests.

(o) The Purchaser is either (i) a natural person resident in the United States, (ii) a partnership, corporation or limited liability company organized under the laws of the United States, (iii) an estate of which any executor or administrator is a U.S. person, (iv) a trust of which any trustee is a U.S. person, (v) an agency or branch of a foreign entity located in the United States, (vi) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (vii) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts.  The Purchaser is not (A) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (B) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (C) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (D) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (E) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

(p) Any information which the Purchaser has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, the Company and the Broker, in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering.  The Purchaser further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company’s issuance of the [Name of Series] Interests.

(q) The Purchaser is not, nor is it acting on behalf of, a “benefit plan investor” within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the “Plan Asset Regulation”, and a benefit plan investor described in the Plan Asset Regulation, a “Benefit Plan Investor”).  For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Code applies and any entity, including any insurance company general account, whose underlying assets constitute “plan assets”, as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor’s investment in such entity.

(r) The Purchaser is satisfied that the Purchaser has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

(s) Within five (5) days after receipt of a written request from the Manager, the Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

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(t) THE [NAME OF SERIES] INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS.  THE [NAME OF SERIES] INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT.  THE [NAME OF SERIES] INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

(u) The Purchaser should check the Office of Foreign Assets Control (“OFAC”) website at http://www.treas.gov/ofac before making the following representations. The Purchaser represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals.  The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the “OFAC Programs”) prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Purchaser’s knowledge, none of: (1) the Purchaser; (2) any person controlling or controlled by the Purchaser; (3) if the Purchaser is a privately-held entity, any person having a beneficial interest in the Purchaser; or (4) any person for whom the Purchaser is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs.  Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph.  The Purchaser agrees to promptly notify the Company should the Purchaser become aware of any change in the information set forth in these representations.  The Purchaser understands and acknowledges that, by law, the Company may be obligated to “freeze the account” of the Purchaser, either by prohibiting additional subscriptions from the Purchaser, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Purchaser’s identity to OFAC.  The Purchaser further acknowledges that the Company may, by written notice to the Purchaser, suspend the redemption rights, if any, of the Purchaser if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company’s other service providers.  These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

(v) To the best of the Purchaser’s knowledge, none of: (1) the Purchaser; (2) any person controlling or controlled by the Purchaser; (3) if the Purchaser is a privately-held entity, any person having a beneficial interest in the Purchaser; or (4) any person for whom the Purchaser is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure.   A “senior foreign political figure” is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.  “Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.  A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

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(w) If the Purchaser is affiliated with a non-U.S. banking institution (a “Foreign Bank”), or if the Purchaser receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Purchaser represents and warrants to the Company that: (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

(x) Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6.	Indemnification. The Purchaser agrees to indemnify and hold harmless the Company, [Name of Series], the Manager and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Purchaser of any covenant or agreement made by the Purchaser herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Purchaser shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7.	Irrevocability; Binding Effect. The Purchaser hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Purchaser, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Purchaser is more than one person, the obligations of the Purchaser hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person’s heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8.	Modification. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9.	Assignability. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Purchaser and the transfer or assignment of the [Name of Series] Interests shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10.	Applicable Law and Jurisdiction. This Subscription Agreement and the rights and obligations of the Purchaser arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Circular shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to principles of conflict of laws. The Purchaser (i) irrevocably submits to the non-exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Circular and (ii) consents to the service of process by mail.

11.	Use of Pronouns. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

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12.	Miscellaneous.

12.1	Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated into this Subscription Agreement.

12.2	This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Purchaser and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3	The covenants, agreements, representations and warranties of the Company and the Purchaser made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the [Name of Series] Interests, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4	Except to the extent otherwise described in the Offering Circular, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5	This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6	Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7	Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8	Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

[Signature Page Follows]

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SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

COLLECTABLE SPORTS ASSETS, LLC

[NAME OF SERIES] INTERESTS

The Purchaser hereby elects to subscribe under the Subscription Agreement for the number and price of the [Name of Series] Interests stated on the front page of this Subscription Agreement and executes the Subscription Agreement.

If the Purchaser is an INDIVIDUAL, and if purchased as JOINT TENANTS, as TENANTS IN COMMON, or as COMMUNITY PROPERTY:

Print Name(s)

Signature(s) of Purchaser(s)

Date

If the Purchaser is a PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY or TRUST:

Name of Entity

By	Name: Title:

Date

[Signatures Continue on Next Page]

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SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

COLLECTABLE SPORTS ASSETS, LLC

[NAME OF SERIES] INTERESTS

Accepted:

[Name of Series], A SERIES OF COLLECTABLE SPORTS ASSETS, LLC

By: CS ASSET MANAGER, LLC, its Manager

Name of Authorized Officer

Signature of Authorized Officer

Date

[End of Signatures; Investor Qualification and Attestation Follows on Next Page]

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INVESTOR QUALIFICATION AND ATTESTATION

INVESTOR INFORMATION

First name

Last name

Date of Birth

Address

Phone Number

E-mail Address
Check the applicable box:

(a) I am an “accredited investor”, and have checked the appropriate box on the attached Certificate of Accredited Investor Status indicating the basis of such accredited investor status, which Certificate of Accredited Investor Status is true and correct; or

(b) The amount set forth on the first page of this Subscription Agreement, together with any previous investments in securities pursuant to this Offering, does not exceed 10% of the greater of my net worth[1] or annual income.

1 In calculating your net worth: (i) your primary residence shall not be included as an asset; (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of entering into this Subscription Agreement exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement shall be included as a liability.

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Are you or anyone in your immediate household associated with a FINRA member, organization, or the SEC (Y / N)

If yes, please provide name of the FINRA institution

Are you or anyone in your household or immediate family a 10% shareholder, officer, or member of the board of directors of a publicly traded company? (Y / N)

If yes, please list ticker symbols of the publicly traded Company(s)

Social Security #

ATTESTATION

I understand that an investment in private securities is very risky, that I may lose all of my invested capital that it is an illiquid investment with no short term exit, and for which an ownership transfer is restricted.

The undersigned Purchaser acknowledges that the Company will be relying upon the information provided by the Purchaser in this Questionnaire. If such representations shall cease to be true and accurate in any respect, the undersigned shall give immediate notice of such fact to the Company.

Signature(s) of Purchaser(s)

Date

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CERTIFICATE OF ACCREDITED INVESTOR STATUS

The signatory hereto is an “accredited investor”, as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Act”).  I have checked the box below indicating the basis on which I am representing my status as an “accredited investor”:

A natural person whose net worth[2], either individually or jointly with such person’s spouse, at the time of such person’s purchase, exceeds $1,000,000;

A natural person who had individual income in excess of $200,000, or joint income with your spouse in excess of $300,000, in the previous two calendar years and reasonably expects to reach the same income level in the current calendar year;

A director, executive officer, or general partner of COLLECTABLE SPORTS ASSETS, LLC or CS ASSET MANAGER, LLC;

A bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

A private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

An organization described in section 501(c)(3) of the Internal Revenue Code, corporation, limited liability company, Massachusetts or similar business trust, or partnership, in each case not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii) under the Act; or

An entity in which all of the equity owners are accredited investors as described above.

2 In calculating your net worth: (i) your primary residence shall not be included as an asset; (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of entering into this Subscription Agreement exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement shall be included as a liability.  In calculating your net worth jointly with your spouse, your spouse’s primary residence (if different from your own) and indebtedness secured by such primary residence should be treated in a similar manner.

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3.	Escrow Agreement

ESCROW AGREEMENT

FOR

SECURITIES OFFERING

THIS ESCROW AGREEMENT, effective as of XX,2020, (“Escrow Agreement”), is by, between and among North Capital Private Securities Corporation, a Delaware corporation and a registered Broker-Dealer, member FINRA and SIPC, located at 623 E. Ft. Union Blvd, Suite 101, Salt Lake City, UT 84047 (“NCPS”) as escrow agent hereunder (“NCPS” or “Escrow Agent”); Dalmore Group, LLC (“Broker”), a New York limited liability company located at 525 Green Place, Woodmere, New York 11598; and Collectable Sports Assets, LLC, a Delaware LLC (“Issuer”) located at 333 Westchester Avenue, White Plains NY 10604.

SUMMARY

A.           Issuer has engaged Broker to act as broker/dealer of record for the sale up to $                                 of securities (the “Securities”) on a “best efforts” basis, in an offering pursuant to Regulation A+.

B.            In accordance with the Form 1-A (“Offering Document”), subscribers to the Shares (the “Subscribers” and individually, a “Subscriber”) will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

C.            In accordance with the Offering Document, all payments in connection with subscriptions for Shares shall be sent directly to NCPS, and NCPS has agreed to accept, hold, and disburse such funds deposited with it thereon in accordance with the terms of this Escrow Agreement and in compliance with the Securities Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules.

D.            In order to establish the escrow of funds and to effect the provisions of the Offering Document, the parties hereto have entered into this Escrow Agreement.

E.            The parties to this agreement agree to the Transmittal of Funds for Deposit Into the Escrow Account procedures located in Exhibit B.

STATEMENT OF AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1.             Definitions. In addition to the terms defined above, the following terms shall have the following meanings when used herein:

“Business Days” shall mean days when banks are open for business in the State of Delaware.

“Cash Investment” shall mean the number of Shares to be purchased by any Subscriber multiplied by the offering price per Share as set forth in the Offering Document.

“Cash Investment Instrument” shall mean an Automated Clearing House (“ACH”), made payable to or endorsed to NCPS in the manner described in Section 3(c) hereof, in full payment for the Shares to be purchased by any Subscriber.

“Escrow Funds” shall mean the funds deposited with NCPS pursuant to this Escrow Agreement.

“Expiration Date” means the date so designated on Exhibit A.

“Minimum Offering” shall mean the number Shares so designated on Exhibit A hereto.

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“Minimum Offering Notice” shall mean a written notification, signed by Broker, pursuant to which the Broker shall represent (1) that subscriptions for the Minimum Offering have been received, (2) that, to the best of Broker’s knowledge after due inquiry and review of its records, Cash Investment Instruments in full payment for that number of Shares equal to or greater than the Minimum Offering have been received, deposited with and collected by NCPS, (3) and that such subscriptions have not been withdrawn, rejected or otherwise terminated, and (4) that the Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

“Subscription Accounting” shall mean an accounting of all subscriptions for Shares received and accepted by Broker as of the date of such accounting, indicating for each subscription the Subscriber’s name, social security number and address, the number and total purchase price of subscribed Securities, the date of receipt by Broker of the Cash Investment Instrument, and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by the Subscriber, any rejection of such subscription by Broker, or other termination, for whatever reason, of such subscription.

2.             Appointment of and Acceptance by NCPS. Issuer, Broker hereby appoint NCPS to serve as Escrow Agent hereunder, and NCPS hereby accepts such appointment in accordance with the terms of this Escrow Agreement.

3.             Deposits into Escrow.

a.       All Cash Investment Instruments shall be delivered directly to NCPS for deposit into the Escrow Account described on Exhibit B hereto. Each such deposit shall be accompanied by the following documents:

(1)     a report containing such Subscriber’s name, social security number or taxpayer identification number, address and other information required for withholding purposes;

(2)     a Subscription Accounting; and

(3)     written instructions regarding the investment of such deposited funds in accordance with Section 6 hereof.

ALL FUNDS SO DEPOSITED SHALL REMAIN THE PROPERTY OF THE SUBSCRIBERS ACCORDING TO THEIR RESPECTIVE INTERESTS AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY NCPS OR BY JUDGMENT OR CREDITORS’ CLAIMS AGAINST ISSUER UNTIL RELEASED OR ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a) HEREOF.

b.      Broker and Issuer understand and agree that all Cash Investment Instruments received by NCPS hereunder are subject to collection requirements of presentment and final payment. Upon receipt, NCPS shall process each Cash Investment Instrument for collection, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4 hereof. If, upon presentment for payment, any Cash Investment Instrument is dishonored, NCPS’s sole obligation shall be to notify Broker of such dishonor and to return such Cash Investment Instrument to the Investor should NCPS have Investor information sufficient to effect such a return or to Broker should sufficient Investor information be unavailable. Notwithstanding the foregoing, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by NCPS, Issuer shall immediately reimburse NCPS upon receipt from NCPS of written notice thereof.

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Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, NCPS’s sole obligation shall be to notify Issuer and Broker, depending upon the source of the of the Cash Investment Instrument, of such fact and to return such Cash Investment Instrument to the Investor should NCPS have Investor information sufficient to effect such a return or to Broker should sufficient Investor information be unavailable.

c.       All Cash Investment Instruments shall be made payable to the order of, or endorsed to the order of, “NCPS /             -Escrow Account,” and NCPS shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not payable or endorsed in that manner.

4.	Disbursements of Escrow Funds.

a.       Completion of Offering. Subject to the provisions of Section 10 hereof, NCPS shall pay to Issuer the liquidated value of the Escrow Funds, by wire no later than one (1) business day following receipt of the following documents:

(1)     A Minimum Offering Notice;

(2)     Subscription Accounting Spreadsheet substantiating the sale of the Minimum Offering and maintained by the sponsor;

(3)     Instruction Letter (as defined below); and

(4)     Such other certificates, notices or other documents as NCPS shall reasonably require.

NCPS shall disburse the Escrow Funds by wire from the Escrow Account in accordance with joint written instructions signed by both the Issuer, Broker as to the disbursement of such funds (the “Instruction Letter”) in accordance with this Section 4(a). Notwithstanding the foregoing, NCPS shall not be obligated to disburse the Escrow Funds to Issuer if NCPS has reason to believe that (a) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by NCPS, or (b) any of the certifications and opinions set forth in the Minimum Offering Notice are incorrect or incomplete.

After the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), NCPS shall pay to Issuer any additional funds received with respect to the Securities, by wire, promptly after receipt. Additional disbursements shall be subject to the issuer providing the following documentation:

(1)       Subscription Accounting Spreadsheet substantiating the sale of the Minimum Offering which shall be made available for electronic access to Issuer by NCPS;

(2)       Instruction Letter (as defined above) from Issuer; and

(3)       Such other certificates, notices or other documents as NCPS shall reasonably require.

It is understood that any ACH transaction must comply with U. S. laws and NACHA rules. However, NCPS is not responsible for errors in the completion, accuracy, or timeliness of any transfer properly initiated by NCPS in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of your funds on deposit in an external account.

b.       Rejection of Any Subscription or Termination of the Offering. No later than three (3) business days after receipt by NCPS of written notice (i) from Issuer that the Issuer intends to reject a Subscriber’s subscription, (ii) from Issuer, Broker that there will be no closing of the sale of Securities to Subscribers, (iii) from any federal or state regulatory authority that any application by Issuer to conduct a banking business has been denied, or (iv) from the Securities and Exchange Commission or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least twenty (20) days, NCPS shall pay to the applicable Subscriber(s), by ACH , the amount of the Cash Investment paid by each Subscriber.

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c.       Expiration of Offering Period. Notwithstanding anything to the contrary contained herein, if NCPS shall not have received a Minimum Offering Notice on or before the Expiration Date, NCPS shall, within three (3) business days after such Expiration Date and without any further instruction or direction from Broker or Issuer, return to each Subscriber, by ACH, the Cash Investment made by such Subscriber.

5.             Suspension of Performance or Disbursement Into Court. If, at any time, (i) there shall exist any dispute between Broker, Issuer, NCPS, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of NCPS hereunder, or (ii) if at any time NCPS is unable to determine, to NCPS’s reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or NCPS’s proper actions with respect to its obligations hereunder, or (iii) if Broker and Issuer have not within 30 days of the furnishing by NCPS of a notice of resignation pursuant to Section 7 hereof appointed a successor NCPS to act hereunder, then NCPS may, in its reasonable discretion, take either or both of the following actions:

a.       suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of NCPS or until a successor NCPS shall have been appointed (as the case may be).

b.       petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to NCPS, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court.

NCPS shall have no liability to Broker, Issuer, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of NCPS.

6.             Investment of Funds. NCPS will not commingle Escrow Funds received by it in escrow with funds of others and shall not invest such Escrow Funds. The Escrow Funds will be held in a non-interest bearing account.

7.             Resignation of NCPS. NCPS may resign and be discharged from the performance of its duties hereunder at any time by giving fifteen (15) business days prior written notice to the Broker and the Issuer specifying a date when such resignation shall take effect. Upon any such notice of resignation, the Broker and Issuer jointly shall appoint a successor NCPS hereunder prior to the effective date of such resignation. The retiring NCPS shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor NCPS, after making copies of such records as the retiring NCPS deems advisable. After any retiring NCPS’s resignation, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was escrow agent under this Escrow Agreement. Any corporation or association into which NCPS may be merged or converted or with which it may be consolidated shall be the escrow agent under this Escrow Agreement without further act.

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8.             Liability of NCPS.

a.       NCPS undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. NCPS shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement, including without limitation the Offering Document. NCPS shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that NCPS’s gross negligence or willful misconduct was the primary cause of any loss to the Issuer, Broker or any Subscriber. NCPS’s sole responsibility shall be for the safekeeping and disbursement of the Escrow Funds in accordance with the terms of this Escrow Agreement. NCPS shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. NCPS may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which NCPS shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event shall NCPS be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if NCPS has been advised of the likelihood of such loss or damage and regardless of the form of action. NCPS shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Escrow Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding. Without limiting the generality of the foregoing, NCPS shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer, Broker and/or any Subscriber. NCPS shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall NCPS be responsible or liable in any manner for the failure of Issuer, Broker or any third party (including any Subscriber) to honor any of the provisions of this Escrow Agreement. NCPS may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the reasonable opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

b.       NCPS is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by NCPS of such court’s jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, NCPS is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if NCPS complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, NCPS shall provide the Issuer, Broker with immediate notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

9.             Indemnification of NCPS. From and at all times after the date of this Escrow Agreement, Issuer shall, to the fullest extent permitted by law, defend, indemnify and hold harmless NCPS and each director, officer, employee, attorney, agent and affiliate of NCPS (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation Issuer, Broker whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such Indemnified Party. Each Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Issuer. The obligations of Issuer under this Section 9 shall survive any termination of this Escrow Agreement and the resignation or removal of NCPS.

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10.	Compensation to NCPS.

a.       Fees and Expenses. Issuer shall compensate NCPS for its services hereunder in accordance with Exhibit A attached hereto and, in addition, shall reimburse NCPS for all of its reasonable pre-approved out-of-pocket expenses, including attorneys’ fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. The additional provisions and information set forth on Exhibit A are hereby incorporated by this reference, and form a part of this Escrow Agreement. All of the compensation and reimbursement obligations set forth in this Section 10 shall be payable by Issuer upon demand by NCPS. The obligations of Issuer under this Section 10 shall survive any termination of this Escrow Agreement and the resignation or removal of NCPS.

b.       Disbursements from Escrow Funds to Pay NCPS. NCPS is authorized to and may disburse from time to time, to itself or to any Indemnified Party from the Escrow Funds (but only to the extent of Issuer’s rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which NCPS or any Indemnified Party is entitled to seek indemnification pursuant to Section 9 hereof). NCPS shall notify Issuer of any disbursement from the Escrow Funds to itself or to any Indemnified Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

c.       Security and Offset. Issuer hereby grants to NCPS and the Indemnified Parties a security interest in and lien upon the Escrow Funds (to the extent of Issuer’s rights thereto) to secure all obligations hereunder, and NCPS and the Indemnified Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (to the extent of Issuer’s rights thereto.) If for any reason the Escrow Funds available to NCPS and the Indemnified Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer shall promptly pay such amounts to NCPS and the Indemnified Parties upon receipt of an itemized invoice.

11.	Representations and Warranties.

a.            Each of Broker and Issuer respectively makes the following representations and warranties to NCPS:

(1)       It is a corporation or limited liability company duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization, and has full power and authority to execute and deliver this Escrow Agreement and to perform its obligations hereunder.

(2)       This Escrow Agreement has been duly approved by all necessary corporate action, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes its valid and binding agreement, enforceable in accordance with its terms.

(3)       The execution, delivery, and performance of this Escrow Agreement will not violate, conflict with, or cause a default under its articles of incorporation, articles of organization or bylaws, operating agreement or other organizational documents, as applicable, any applicable law or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject. The execution, delivery and performance of this Escrow Agreement is consistent with and accurately described in the Offering Document as set forth in Sections 4(b) and 4(c) hereof, has been properly described therein.

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(4)       It hereby acknowledges that the status of NCPS is that of agent only for the limited purposes set forth herein, and hereby represents and covenants that no representation or implication shall be made that NCPS has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of NCPS has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that NCPS has agreed to serve as escrow agent for the limited purposes set forth herein.

(5)       All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any deposit to or disbursement from the Escrow Funds.

b.             Issuer further represents and warrants to NCPS that no party other than the parties hereto and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

c.             Broker further represent and warrant to NCPS that the deposit with NCPS by NCPS of Cash Investment Instruments pursuant to Section 3 hereof shall be deemed a representation and warranty by NCPS that such Cash Investment Instrument represents a bona fide sale to the Subscriber described therein of the amount of Securities set forth therein, subject to and in accordance with the terms of the Offering Document.

12.           Identifying Information. Issuer and Broker acknowledge that a portion of the identifying information set forth on Exhibit A is being requested by NCPS in connection with the USA Patriot Act, Pub.L.107-56 (the “Act”). To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a Trust, or other legal entity, we ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

13.           Compliance with Privacy Laws. NCPS represents and warrants that its collection, access, use, storage, disposal and disclosure of Personal Data does and will comply with all applicable federal and state privacy and data protection laws, as well as all other applicable regulations. Without limiting the foregoing, NCPS shall implement administrative, physical and technical safeguards to protect Personal Data that are no less rigorous than accepted industry, and shall ensure that all such safeguards, including the manner in which Personal Data is collected, accessed, used, stored, processed, disposed of and disclosed, comply with applicable data protection and privacy laws, as well as the terms and conditions of this Escrow Agreement. NCPS shall use and disclose Personal Data solely and exclusively for the purposes for which the Personal Data, or access to it, is provided pursuant to the terms and conditions of this Escrow Agreement, and not use, sell, rent, transfer, distribute, or otherwise disclose or make available Personal Data for NCPS’ own purposes or for the benefit of any party other than Issuer. For purposes of this section, “Personal Data” shall mean information provided to NCPS by or at the direction of the Issuer, or to which access was provided to NCPS by or at the direction of the Issuer, in the course of NCPS’ performance under this Escrow Agreement that: (i) identifies or can be used to identify an individual (also known as a “data subject”) (including, without limitation, names, signatures, addresses, telephone numbers, e-mail addresses and other unique identifiers); or (ii) can be used to authenticate an individual (including, without limitation, employee identification numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers), including the identifying information on individuals described in Section 12.

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13.           Consent to Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Escrow Agreement, the parties hereto agree that the United States District Court for the State of Utah shall have the sole and exclusive jurisdiction over any such proceeding. If such court lacks federal subject matter jurisdiction, the parties agree that the Circuit Court in and for State of Utah shall have sole and exclusive jurisdiction. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept service of process to vest personal jurisdiction over them in any of these courts.

14.           Notice. All notices, approvals, consents, requests, and other communications hereunder shall be in writing and shall be deemed to have been given when the writing is delivered if given or delivered by hand, overnight delivery service or facsimile transmitter (with confirmed receipt) to the address or facsimile number set forth on Exhibit A hereto, or to such other address as each party may designate for itself by like notice, and shall be deemed to have been given on the date deposited in the mail, if mailed, by first-class, registered or certified mail, postage prepaid, addressed as set forth on Exhibit A hereto, or to such other address as each party may designate for itself by like notice.

15.          Amendment or Waiver. This Escrow Agreement may be changed, waived, discharged or terminated only by a writing signed by Broker, Issuer and NCPS. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

16.          Severability. To the extent any provision of this Escrow Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Escrow Agreement.

17.          Governing Law. This Escrow Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

18.           Entire Agreement. This Escrow Agreement constitutes the entire agreement between the parties relating to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of NCPS with respect to the Escrow Funds.

19.           Binding Effect. All of the terms of this Escrow Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of Broker, Issuer and NCPS.

20.          Execution in Counterparts. This Escrow Agreement may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement.

21.          Termination. Upon the first to occur of the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof, this Escrow Agreement shall terminate and NCPS shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Funds.

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THIS SPACE INTENTIONALLY LEFT BLANK

22.       Dealings. NCPS and any stockholder, director, officer or employee of NCPS may buy, sell, and deal in any of the securities of the Issuer and become pecuniary interested in any transaction in which the Issuer may be interested, and contract and lend money to the Issuer and otherwise act as fully and freely as though it were not NCPS under this Escrow Agreement. Nothing herein shall preclude NCPS from acting in any other capacity for the Issuer or any other entity.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

ISSUER:

By:	/s/ Ezra Levine
Printed Name:	Ezra Levine
Title:	CEO

BROKER
Dalmore Group LLC

By:
Name:	Etan Butler
Title:	Chairman

ESCROW AGENT:
North Capital Private Securities Corporation

By:
Name:	Linsey Harkness
Title:	Director of Operations

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EXHIBIT A

1. Definitions.	“Minimum Offering” means $_______________________________________________(including offline investments). “Expiration Date” means eighteen months from the effective date that the Issuer’s Offering Document, or amendment thereto, with respect to the Securities, is qualified by the SEC.

2. ACH Instructions For North Capital Private Securities, Inc.

Institution: TRISTATE CAPITAL BANK

ABA: 043019003

Account Name: North Capital Private Securities, Corp

Account Number: 0220003339

FFC: OFFERING NAME AND INVESTOR NAME

(Instructions should be requested from NCPS prior to any international wire being initiated.)

3.	NCPS Fees
Escrow Administration Fee:	$500 per crowd funding sub account.
Out-of-Pocket Expenses:	Billed at cost
Escrow Amendment:	$100.00 per amendment
Transactional Costs:	$100.00 for each additional escrow break

The Escrow Administration Fee is payable upon execution of the escrow documents. In the event the escrow is not funded, the Fee and all related expenses, including attorneys’ fees, remain due and payable, and if paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Escrow Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000.

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, internal transfers and securities transactions.

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4.	Notice Addresses.

If to Issuer at:

	ATTN:	Collectable
	Telephone:	917.478.5328
	E-mail:	ezra@collectable.com

If to NCPS at:	North Capital Private Securities Corp.
623 E Ft. Union Blvd, Suite 101
Salt Lake City, UT 84047
ATTN: Linsey Harkness
Telephone: (415) 937-0573
E-mail: lharkness@northcapital.com

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EXHIBIT B

Transmittal of Funds for Deposit Into the Escrow Account

The Selected Dealer agrees that it is bound by the terms of the Escrow Agreement executed by North Capital Private Securities. ACH transfers are the only acceptable method of payment for this offering. ACH and transfers should be sent directly to the Escrow Agent.

The delivery instructions are as follows:

1. ACH Instructions For North Capital Private Securities, Inc.

Institution: TRISTATE CAPITAL BANK

ABA: 043019003

Account Name: North Capital Private Securities, Corp

Account Number: 0220003339

FFC: OFFERING NAME AND INVESTOR NAME

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